ANNUAL REPORT 2025


WISeKey



INDEX

1.

CEO LETTER TO SHAREHOLDERS



1.1. CEO LETTER TO SHAREHOLDERS

Dear Shareholders,

As we close 2025, I would like to take a moment to reflect on what has been an exceptional year for the WISeKey Group of Companies.

Our model, successfully demonstrated by the 2023 listing on Nasdaq of our Semiconductors, PKI, and Post-Quantum technology subsidiary, SEALSQ's Corp (NASDAQ: LAES) ("SEALSQ"), which continued to gain strong market momentum in 2025 demonstrated by its uplisting to the NASDAQ Global Select Market, establishing itself as one of the fastest-growing technology companies in the emerging quantum era.

This momentum for WISeKey was further reinforced by several milestones at our subsidiaries, including:

- **The strategic acquisition of IC'ALPS in mid-2025**: The acquisition of IC'ALPS, a leading ASIC design company, added 100 highly skilled engineers and experts to the Group, brought WISeKey's total workforce to approximately 300 employees worldwide and significantly strengthened its semiconductor design and innovation capabilities.

- **The launch of a $200 million Quantum Fund in early-2025**: The Quantum Fund, originally launched with an allocation of $30 million and since expanded to $200 million in early 2026, is accelerating innovation across the quantum ecosystem, with initial investments already completed in promising startups such as ColibriTD and EeroQ.

- **The commercial launch of our Quantum Shield QS7001™ and QVault™ TPM solutions**: The launch strategically positions WISeKey at the forefront of the digital trust revolution and marks the start of a clear and sustained growth phase for WISeKey, backed by the establishment of European Personalization Centers and our global leadership in post-quantum cryptography and space connectivity.

- **The upcoming listing of WISeSat, via a merger with a SPAC**: The merger, which is now expected to be completed in the third quarter of 2026, aims to accelerate the commercialization of our satellite-based cybersecurity and IoT ecosystem and enable WISeSat to emerge as a new, independent publicly listed space-tech company on Nasdaq. Our satellite constellation is purpose-built to deliver trusted IoT connectivity from space, secured by SEALSQ post-quantum cryptographic chips and anchored in the WISeKey Root of Trust.

- **SEALCOIN's preparations for the launch of the QAIT Token in Q3 2026**: The primary function of the QAIT Token is to facilitate decentralized payments and validate communication between IoT devices and AI agents on the SEALCOIN platform. It is central to building a "transactional Internet of Things" where devices can autonomously interact and pay for services.



These strategic initiatives are underpinned by a very strong balance sheet, supported by a cash position of over $540 million as of the end of April 2026 with no debt, providing WISeKey with exceptional financial flexibility to execute its growth strategy, pursue selective acquisitions, and invest in breakthrough technologies.

Our Vision

WISeKey has now entered its ‘Year of Convergence’ by bringing together four foundational pillars — semiconductors, satellites, blockchain, and digital identity — into unified and interoperable ecosystems. This convergence allows us to offer end-to-end solutions where each component reinforces the other, enabling exponential innovation and resilience.

By integrating semiconductors, trust services, satellites, blockchain, digital identity, and certified digital assets into a unified architecture of trust, WISeKey is no longer operating isolated businesses, but a single, interconnected ecosystem. A clear example of this convergence was announced on October 1, 2025, with the introduction of a new suite of solutions designed to protect AI operations and decision-making processes against adversarial quantum attacks. This breakthrough builds on SEALSQ’s pioneering expertise in post-quantum cryptography and trusted semiconductor technologies, combined with SEALCOIN’s verifiable identity, decentralized execution, and post-quantum-resilient blockchain infrastructure.

Operating as a technology holding company and innovation platform, leveraging a disciplined and repeatable strategy across its portfolio of subsidiary companies, each entity within the WISeKey ecosystem follows a structured growth pathway — from incubation and technological validation to market expansion and, ultimately, public listing. This approach enables WISeKey to unlock the intrinsic value of its innovations, attract strategic investors, and maximize shareholder returns. By methodically preparing and listing subsidiaries across cybersecurity, semiconductors, space technology, blockchain, digital identity, and now certified digital assets, WISeKey is building a resilient and diversified technology group that supports long-term value creation and global leadership in trusted digital ecosystems.

SEALSQ, which sits at the heart of WISeKey’s convergence strategy, develops post-quantum secure chips such as the QS7001™ and QVault™ TPM. These technologies are engineered for mission-critical sectors including defense, IoT, satellites, automotive, smart cities, and AI systems, providing robust protection against "harvest-now, decrypt-later" threats. They are designed to generate both one-time hardware revenues and recurring income through chip personalization services delivered via Outsourced Semiconductor Personalization and Test centers.

Designed for interoperability, these secure chips connect directly with the WISeSat.Space satellite constellation, while SEALCOIN enables autonomous, chip-level transactions that unlock transaction-based revenue across the machine-to-machine and transactional IoT economy.

Complementing this ecosystem, the WISeID platform provides the PKI infrastructure securing digital identities, devices, and transactions, supporting applications such as Matter Protocol certification for smart home devices and GSMA eUICC digital identity services. Entering 2026, the WISe.ART platform is expanding beyond the art world to enable certified digital assets and digital twins for the luxury sector and a broad range of real-world and digital assets, leveraging WISeKey's trust, identity, and blockchain technologies to bring authenticity, traceability, and value preservation to new markets.

Expanding Global Footprint

Through SEALSQ, WISeKey has also expanded its Quantum Highway initiative with projects in India, Spain, and the United Arab Emirates, strengthening regional post-quantum cryptography infrastructure and supporting the development of sovereign semiconductor ecosystems. These initiatives reflect SEALSQ and WISeKey's commitment to building a globally integrated post-quantum ecosystem connecting Europe, Asia, the Middle East, and Latin America through trusted semiconductor innovation and secure digital infrastructure.

Our progress is further reinforced by strategic initiatives such as the Quantix Edge Security project in Spain, positioning SEALSQ and WISeKey at the heart of Europe's semiconductor sovereignty strategy; collaboration with the Swiss Army, integrating WISeSat, SEALSQ, and SEALCOIN technologies into a single sovereign communications framework; and the HUMAN-AI-T initiative with the United Nations, which places WISeKey at the forefront of global AI governance and reinforces our leadership at the intersection of AI, security, and trust.

Redomiciliation to the British Virgin Islands

The previously announced plan to change our jurisdiction of incorporation from Switzerland to the British Virgin Islands is expected to provide WISeKey with enhanced strategic and operational flexibility. This transition is intended to improve access to equity capital markets in both the United States and Switzerland and to support future strategic acquisitions. Upon completion of the redomiciliation, WISeKey expects its ordinary shares to be dual listed on Nasdaq and on the SIX Swiss Exchange, continuing WISeKey Switzerland's current presence on SIX.

Update on the First Months of 2026 — The Year of Quantum Security

We entered 2026 with strong momentum, expanded capabilities, a growing global team, a solid financial foundation, and an increasingly broad portfolio of trusted digital services. The first months of the year have confirmed and, in several respects, exceeded the trajectory outlined at year-end. They also mark the most decisive strategic repositioning in the twenty-six year history of the Group: WISeKey is now firmly establishing itself as a focused, globally scaled Quantum Security Company.

The logic is straightforward. Quantum computing is advancing faster than many industry observers had anticipated, and the cryptographic standards protecting the overwhelming majority of global internet traffic, financial messaging, classified government communications, and identity systems are on a measurable trajectory toward obsolescence.



The "harvest-now, decrypt-later" risk is no longer theoretical; it is an active operational concern for any organization whose data must remain confidential beyond the next decade. WISeKey, through its subsidiaries, is uniquely positioned to address that transition end-to-end — from silicon Root of Trust to orbital quantum communications.

Davos 2026 and the "Year of Quantum Security"

At Davos 2026, alongside our subsidiaries SEALSQ and WISeSat, we formally inaugurated the "Year of Quantum Security," chairing our flagship "Trust and Convergence 2026" gathering on January 21 and participating across CNBC panels, Economist-related forums, India and Monaco innovation tracks, the Choose France platform, and events linked to the upcoming United States 250th Anniversary. Over the course of January, quantum security progressively displaced generic artificial intelligence as the dominant theme on the international cyber-policy agenda — a shift that independently validates more than a decade of WISeKey's work on post-quantum cryptography, Root of Trust, and sovereign semiconductor design. At the same event, we presented the updated HUMAN-AI-T Manifesto, reinforcing our leadership at the intersection of AI, digital identity, and quantum-secure infrastructure.

Geneva Quantum Center of Excellence and Pont-Rouge Headquarters

On February 23, we announced the relocation of the Geneva headquarters of WISeKey and SEALSQ to Pont-Rouge in August 2026, and the planned creation of the Geneva Quantum Center of Excellence. The Center will bedesigned as a deep-tech convergence platform, integrating quantum computing, post-quantum cybersecurity, secure semiconductors, space technologies, robotics, and AI into a unified, demonstrable ecosystem for governments, industrial partners, investors, and academic institutions. It will host the SEALSQ Quantum Computer Hub and will serve as the physical headquarters of our Root-to-Qubit vertical stack.

Financial and Capital Position

On a preliminary basis, WISeKey achieved a Q1 2026 revenue of approximately $4.1 million, an increase of more than 200% year-over-year compared to Q1 2025, and reaffirmed its full-year 2026 revenue guidance of +50% to +100% growth. Audited results of SEALSQ for FY 2025, published on March 31, 2026, confirmed 66% revenue growth for the year. As of March 31, 2026, SEALSQ held more than $525 million in cash and short-term investments, supported by the completion on March 16, 2026 of a $125 million Registered Direct Offering priced at-the-market under Nasdaq rules. SEALSQ's active business pipeline for the 2026–2029 period now exceeds $200 million, of which over $60 million is directly linked to the QS7001 post-quantum secure element and QVault TPM programs.

At Group level, WISeKey's consolidated cash position stood at over $540 million as of the end of April 2026, with no debt. Combined with SEALSQ's own liquidity and listed structure, this gives us a financial flexibility rare among companies of our size operating at the intersection of semiconductors, space, and quantum technology.



SEALSQ — The Root-to-Qubit Quantum Vertical Stack

Beyond financial milestones, the most important strategic development of the period was the unveiling, on January 27, of the SEALSQ Quantum Highway — the overarching architecture that binds every node of our quantum stack, from silicon Root of Trust through embedded systems, quantum processors, photonic interconnects and orbital payloads, into a single, sovereign-by-design interconnection platform. The pilot corridor that originally linked Spain, France and Switzerland has, during the first quarter, extended to India and the United States, becoming a genuinely global Quantum Highway, with further plans to expand to the United Arab Emirates and South Korea.

On April 16, SEALSQ announced the integration of what is, to our knowledge, the industry's most comprehensive Quantum Vertical Stack — a vertically integrated architecture in which every critical layer, from the first transistors of a quantum-resistant secure chip to the last photon of a globally entangled orbital network, is designed, secured, and governed within our ecosystem. The Stack will be formally launched during SEALSQ Quantum Day in the third quarter of 2026. SEALSQ published, on March 6, a full post-quantum certification roadmap and SERMA, our independent evaluator, confirmed the successful completion of the fault-injection and side-channel resistance testing required for Common Criteria EAL 5+ on the QS7001. Sovereign manufacturing has advanced meaningfully, with the inauguration on April 1 of Kaynes Semicon's new OSAT facility in Sanand, Gujarat — a major milestone in the creation of India's first post-quantum cryptography personalization center, following the January 12 Memorandum of Understanding signed between SEALSQ and Kaynes Technology's satellite subsidiary KSTPL.

The SEALSQ Quantum Fund Portfolio — An Integration Vehicle for a Quantum Security Company

As announced on March 25, SEALSQ expanded its Quantum Fund (SEALQUANTUM.COM) to $200 million, with more than $30 million already deployed and a target to close an additional $100 million through the end of 2027. It is important for shareholders to understand that this Fund is not a passive financial portfolio. It is the acquisition and integration vehicle through which SEALSQ — and, by extension, the WISeKey Group — is assembling the full Root-to-Qubit Quantum Vertical Stack as operational, revenue-bearing assets. Each position has been selected for direct technical integration into the Group's architecture, not for financial return alone. Taken together, the portfolio reinforces WISeKey's standing as a major, vertically integrated Quantum Security Company, uniquely positioned at the intersection of semiconductors, sovereign identity, and space infrastructure.



Current deployed positions across the Quantum Vertical Stack include:

- **EeroQ (United States)** — Strategic investment in a quantum chip design company pioneering a CMOS-compatible architecture based on electrons trapped on superfluid helium (eHe). Cornerstone of our "Quantum Made in USA" strategy and future compact, scalable quantum processor deployments.

- **IC'ALPS (France)** — Fully acquired in mid-2025; France's leading custom ASIC design and supply-chain specialist. Provides the semiconductor design capabilities required to develop quantum-ready silicon and safety-critical chips for space, defense, automotive, and medtech applications.

- **ColibriTD** — Partnership to develop quantum-as-a-service (QaaS) solutions and optimization solvers, with direct application to semiconductor yield improvement and industrial use cases.

- **WISeSat.Space** — Direct investment by SEALSQ into the Group's LEO satellite subsidiary, the space carrier of the Quantum Vertical Stack, securing post-quantum encrypted global communications and creating the foundation for the Quantum Space Orbital Cloud.

- **Wecan Group (Switzerland)** — Investment in a quantum-resilient compliance and identity platform for financial institutions, extending WISeID post-quantum capabilities into regulated banking, KYC, and AML workflows.

- **Quobly** — Technical partnership supporting the development of secure and scalable quantum computing technologies. The previously considered full acquisition was mutually halted in February 2026 whilst the underlying technology collaboration continues.

- **Miraex (Switzerland)** — Letter of Intent signed on March 24, with due diligence underway for a full acquisition of this EPFL-rooted quantum photonics and interconnect company. Miraex is the key enabling asset for on-orbit Quantum Key Distribution ("QKD"): single-photon sources, detectors, and integrated photonic circuits — the physical primitives required to industrialize QKD at scale inside the QSOC.

- **Quantix Edge Security (Spain)** — Joint venture in Murcia with OdinS and TProtege, backed by a €19.6 million investment from the Spanish government through SETT and a total budget of €40 million. Establishes Spain's first post-quantum semiconductor design, personalization and test center, with a strategic focus on automotive, IoT, and space applications.

- **Parrot SA (France)** — Integration of SEALSQ post-quantum cryptography into professional and defense drones, extending sovereign post-quantum security into unmanned aerial platforms.



A Specific Focus on Space Quantum Security from 2027 Onward

The strategic center of gravity of the Quantum Fund is shifting deliberately toward space. The SEALSQ–WISeSat Quantum Space Orbital Cloud expects the first units to be operational in 2027 and the constellation progressively built out toward Full Operational Capability, with a targeted, contractually guaranteed 99.9% uptime service-level agreement, in 2033. Once the Miraex acquisition closes, its quantum photonic interconnect technology are intended to function as the on-orbit backbone that allows SEALSQ and WISeSat to industrialize QKD in space. Combined with WISeSat's expanding ground segment — including the La Línea, Spain antenna and additional installations planned in Switzerland — the Fund's portfolio now constitutes one of the few integrated, commercially committed pathways in the world to space-based quantum security at scale.

From 2027 onward, the combined portfolio is expected to deliver:

- **Operational QSOC subscription services** — QKD, QRNG, and post-quantum digital identity delivered from orbit to banking, defense, government, and critical-infrastructure customers under a managed-cloud commercial model.

- **Sovereign personalization of post-quantum secure chips** — QS7001 and QVault TPM volumes flowing through Switzerland, Spain, India, the United States, and planned South Korea nodes, each operating under a sovereign Root of Trust.

- **Commercial deployment of the Quantum Vertical Stack** — an end-to-end "Root-to-Qubit" offering, from silicon Root of Trust to orbital quantum infrastructure, sold as integrated solutions to governments and large enterprises.

- **Progressive industrialization of CMOS-compatible quantum processors** — through EeroQ and adjacent Fund positions, feeding the distributed-quantum-computing layer of the Stack.

- **Extension of sovereign post-quantum identity** — through Wecan in financial services, WISeID in enterprise and consumer identity, Parrot in defense unmanned systems, and SEALCOIN in the autonomous machine-to-machine economy.

These positions do not merely diversify the Group's revenue base. They represent the capital and operational expression of what WISeKey has become in 2026: a focused, vertically integrated Quantum Security Company with a deployed pipeline into space from 2027, and a sovereign footprint spanning Europe, the Americas, Asia, and the Middle East.

WISeSat.Space — From Constellation to Quantum Space Orbital Cloud

WISeSat's first months of 2026 were defined by two important announcements that reinforce the evolution of its strategy from secure satellite connectivity toward a broader secure orbital infrastructure platform. First, on March 18, WISeSat and SEALSQ jointly advanced the roadmap for the Quantum Space Orbital Cloud (QSOC) — a satellite-native cloud architecture intended to combine secure communications, authentication and trusted identity, post-quantum cybersecurity, device-to-device connectivity, onboard processing, secure data storage and handling and selected mission-enabling payload capabilities from orbit offered as a cloud subscription to banks, governments, defense agencies, and enterprises. The commercial architecture follows the hyperscale co-location model: WISeSat owns and operates the physical satellite infrastructure under a multi-year capacity-based arrangement, while SEALSQ contributes its quantum, post-quantum semiconductors, PKI and cybersecurity technology stack, and commercializes selected QSOC-enabled services directly with end customers. The roadmap contemplates a phased deployment toward a larger LEO constellation, with Full Operational Capability currently envisioned for 2033, subject to technical validation, financing, launch cadence, regulatory approvals and customer demand.

Second, on March 30, WISeSat successfully placed its 21st LEO satellite into orbit aboard a SpaceX Falcon 9 Transporter rideshare mission. This launch supports further in-orbit validation of WISeKey's Root of Trust, SEALSQ's post-quantum secure technology and SEALCOIN-related secure wallet functionality, while providing practical experience relevant to future QSOC capabilities. The first 12 next-generation 6U satellites are fully funded and expected launched by end of 2027, with the first 6U post-quantum platform targeted for November 2026. On April 13, WISeSat and the Swiss Space Command of the Swiss Armed Forces announced the completion of the pilot phase of their sovereign quantum-resilient space communications program. On February 2, we also strengthened the WISeSat leadership team with the appointment of Gwenael Rouy-Poirier as Chief Financial Officer, in preparation for the anticipated Nasdaq listing through the previously announced business combination with Columbus Acquisition Corp. (Nasdaq: COLA), now expected to complete in the third quarter of 2026.

WISeID — Digital Identity as the New Security Perimeter

WISeID's role within the Group is being reframed around a simple thesis: in the quantum era, digital identity is the new security perimeter. The most significant commercial milestone of the period was the announcement on March 3 that WISeID's digital identity and authentication capabilities have been integrated into the compliance solutions of Wecan Group, a provider of digital onboarding, KYC and compliance orchestration for financial institutions. In parallel, Wecan is advancing its collaboration with SEALSQ to evolve its infrastructure toward full post-quantum compliance, building a future-proof environment designed to protect sensitive client data, transaction histories and identity credentials for decades to come. WISeID continues to anchor the PKI layer that secures digital identities, devices, and transactions across Matter Protocol smart-home certification, GSMA eUICC identity services, and the certified-digital-asset initiatives now emerging from WISe.ART.



WISe.ART — From NFT Marketplace to Certified Digital Asset Platform

WISe.ART is executing the expansion beyond the art world that we signalled at year-end. On February 9, WISe.ART and Global Market of Artification (GMA) announced Art&DeepTech Convergence, an international event and exhibition scheduled for September 2026 in Venice that will bring together artificial intelligence, robotics, blockchain, post-quantum cybersecurity, and satellite connectivity on a single physical and digital stage. The program includes a WISeSat "Art in Space" component that will associate selected works with satellite missions as an orbital cultural archive, WISeRobot acting as conversational cultural mediator, the proposed launch of a Renaissance Coin cultural token, and an Artech Fund to finance high-tech artistic projects. Strategically, WISe.ART is being positioned as our certified-digital-asset and digital-twin platform for the luxury sector, collectibles, and a broad range of real-world assets.

The Quantum Root Key — Foundational Trust Layer for the Group

At the cryptographic foundation of everything we do sits the Quantum Root Key, generated in collaboration with the OISTE.ORG Foundation and built on the NIST-standardized post-quantum algorithms ML-DSA (formerly CRYSTALS-Dilithium), ML-KEM (formerly CRYSTALS-Kyber), and FALCON. The Quantum Root Key anchors our Post-Quantum PKI (PQC-PKI) trust services within tamper-resistant environments — Hardware Security Modules, Trusted Platform Modules, and secure microcontrollers — and is now progressively being adopted across every subsidiary of the Group. It is the cryptographic origin from which QS7001 secure elements are personalized, the identity layer that authenticates WISeSat platforms, the trust anchor that Wecan and other regulated financial partners rely on through WISeID, and the source of the post-quantum integrity guarantees underpinning WISe.ART certifications and SEALCOIN's machine-to-machine transactions. The SEALSQ Quantum Lab continues to provide enterprises, research institutions, and governments with access to our PQC-PKI infrastructure for pilots, evaluations, and early-stage deployment of quantum-resistant certificates.

SEALCOIN — Infrastructure for the Machine-Driven Economy

SEALCOIN AG, our Swiss-headquartered DePIN entity, has transitioned from preparation into live ecosystem deployment. On April 22, SEALCOIN launched "Spacedrop," an early-access onboarding initiative that allows participants to interact directly with the ecosystem ahead of the broader network rollout. Unlike traditional Web3 airdrops, Spacedrop is deliberately engineered as a structured onboarding and education layer, introducing users to the platform's hardware-based identity, certificate-driven authentication, satellite connectivity, and Hedera-based settlement. Within its first week, Spacedrop had already registered more than 17,500 wallets. QAIT, the ecosystem's native utility token, is designed exclusively to support network operations — transaction settlement, device onboarding, and interactions within vertical marketplaces. Critically, the onboarding of WISeSat satellites establishes the first operational infrastructure within the SEALCOIN marketplace: once certified and registered, these satellites become autonomous economic actors capable of pricing and settling services without human intervention.



Convergence Made Tangible

A year ago, convergence was our thesis. Today it is visible in the architecture itself. The QS7001 chip personalized under the Quantum Root Key is embedded in the WISeSat 21st-generation satellite launched with SpaceX in March; that satellite runs the SEALCOIN wallet that will anchor QAIT-based machine-economy transactions; its identity is asserted through WISeID and, for cultural-asset missions, certifies WISe.ART works in orbit. Every layer now reinforces the others, and the Geneva Quantum Center of Excellence will, from August 2026, provide a single physical location where customers, regulators and partners can experience the entire value chain in operation.

Outlook — The Year of Quantum Security Accelerates

The balance of 2026 is already mapped. Key upcoming milestones include the expected completion of the WISeSat business combination with Columbus Acquisition Corp. and Nasdaq listing in the third quarter of 2026; the formal unveiling of the SEALSQ Quantum Vertical Stack during SEALSQ Quantum Day in Q3; the launch of the SEALCOIN QAIT Token and progressive activation of the network in the third quarter of 2026; the relocation to Pont-Rouge and opening of the Geneva Quantum Center of Excellence in August; the planned first 6U post-quantum platform in November; the Art&DeepTech Convergence exhibition in Venice in September; expected first revenues from the QS7001 and QVault TPM post-quantum product lines in the latter part of the year; and the anticipated contractualization of a custom post-quantum ASIC program in H2. The QSOC constellation roadmap is envisioned to reach Full Operational Capability by 2033.

Taken together, these milestones describe a company that has moved — unambiguously and, I believe, ahead of the market — into the role of a pure-play quantum security platform. We have the semiconductors, the satellites, the identity infrastructure, the cryptographic root, and the machine-economy settlement layer; we have the balance sheet to execute; and we have the sovereign partnerships to scale across Europe, the Americas, Asia, and the Middle East. As the quantum era rapidly approaches, WISeKey is positioned to ensure that organizations, governments, and individuals can operate with confidence in an increasingly complex technological landscape.

On behalf of our entire management team and Board of Directors, I would like to sincerely thank our employees, partners, customers, and shareholders for their trust, commitment, and continued support. The Year of Quantum Security has only just begun, and WISeKey intends to be the company by which its progress is measured.

With my warmest regards,

Carlos Moreira
Founder, Chairman and CEO
WISeKey International Holding Ltd

Carlos Moreira
CEO

2.

ABOUT WISEKEY

2.1. About WISeKey

WISeKey International Holding Ltd ("WISeKey" or the "Group" or the "Company") (SIX: WIHN; Nasdaq: WKEY) is a global leader in cybersecurity, digital identity, blockchain, and IoT solutions. Headquartered in Switzerland, the Company operates as a technology holding company and innovation platform through several specialized subsidiaries, each focused on distinct yet complementary aspects of its integrated technology portfolio.

2.2. Corporate Structure

WISeKey advances its mission to secure the Internet through the specialized contributions of its Verticals, each focusing on distinct areas of research and expertise, including Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. These capabilities are seamlessly integrated into the comprehensive WISeKey platform. Anchored by its trusted, post-quantum cryptographic Root of Trust, WISeKey delivers secure authentication and identification for IoT, Blockchain, and AI applications, ensuring the integrity of transactions among individuals, cloud applications, and connected devices. With over 1.7 billion semiconductors deployed across diverse electronic devices, WISeKey plays a pivotal role in safeguarding digital identity ecosystems and enabling the secure Internet of Everything.


Corporate Structure
WISeKey
52% voting rights (1)
75% ownership
96% ownership
100% ownership
87.5% ownership (2)
SEAL SQ
semiconductors + quantum
Develops and sells semiconductors, PKI, and post-quantum technology hardware and software products.
Nasdaq: LAES
www.sealsq.com
SEALCOIN
Innovative cryptotoken tailored for the Internet of Things (IoT) and Machine-to-Machine (M2M) communication.
www.sealcoin.ai
WISe iD
Offers digital identities and security services to protect electronic transactions and personal data.
www.wiseid.com
WISeSat
Picosatellites and low-power sensors providing the first cost effective & secure IoT connectivity solution for anywhere on Earth.
www.wisekey.com/wisesat
wise.art
A fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect everyone involved in the arts industry.
https://platform.wise.art

(1) As of June, 2025, WISeKey controls the SEALSQ Group through it's 52% voting right and 10% ownership; (2) Remainder owned by The Hashgraph Group AG

3.
MANAGEMENT DISCUSSION & ANALYSIS

Management Discussion & Analysis of Financial Condition and Results of Operations

The following Management Discussion and Analysis ("MD&A") is intended to provide a reader of WISeKey's financial statements with a narrative explanation from management's perspective of the financial and other significant factors that have impacted and could impact the company's performance.

The following discussion of WISeKey's financial condition and results of operations is based upon, and should be read in conjunction with, the WISeKey Group's audited consolidated financial statements and notes thereto for the year ended December 31, 2025.

3.1. FY2025 Key Milestones



The key highlights of the year ended December 31, 2025 ("FY2025") are:

- Launch of the Quantum Shield QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (CRYSTALS-Kyber) and ML-DSA (CRYSTALS-Dilithium) directly in hardware, in Q4 2025.

- Successfully completed the Proof of Concept (POC) of SEALCOIN using WISeSat, demonstrating secure machine-to-machine communication via low Earth orbit satellites.

- Acquisition of IC'Alps SAS, a French ASIC design specialist. This acquisition aligns with SEALSQ's custom chips (ASIC) development strategy, leveraging IC'Alps' expertise and footprint in medical, automotive, and IoT applications.

- Confidential submission of a draft registration statement on Form F-4 with the SEC on December 23, 2025, aiming to list WISeSat.Space Corp on the Nasdaq in 2026.

- $429.2 million cash balance allowing WISeKey to pursue M&A interests and strengthen its sales team, while maintaining its strong R&D investments to offer technologically up-to-date solutions.

- Revenue increased by 62% to $19.3 million in FY2025 compared to $11.9m in prior year. FY2025 revenue includes 5 months of revenue of IC'Alps, which the WISeKey Group acquired on August 4, 2025.

- Set up of a $200 million Quantum investment fund to invest in, and develop technological partnerships with, other Quantum companies.

- $14.9 million investment in R&D, for the development of our post-quantum chip, secure satellite communication services, SEALCOIN machine-to-machine transaction token, QAIT, and other new technology. This investment is essential to develop the next-generation product range and support growth in future years.



The year 2025 paved the way for WISeKey's Convergence strategy, expanding beyond SEALSQ's established hardware Root of Trust leadership toward full-stack quantum integration, from secure silicon to qubit generation, interconnected through a sovereign Quantum Highway. To accelerate this vision, the Company initiated targeted investments across the quantum value chain including through its $200 million Quantum investment fund.

The commercial launch of our Quantum Shield QS7001™ is another milestone in the Group's quantum strategy and the Quantum Shield QS7001™ has gathered significant global traction from industry partners, system integrators, and technology OEMs seeking robust solutions to face upcoming quantum computer capabilities.

Together, the Group's commercial strategy and investments advance WISeKey's objective of building a vertically integrated quantum-secure ecosystem, securing identity at the silicon level, protecting communications in transit, and enabling trusted access to quantum processing environments. This strategy aims at positioning SEALSQ as a key architect of next-generation digital trust infrastructure in the emerging quantum era.

A summary of the key performance metrics of the Group is set out in the table below:

	12 months ended December 31,	
US GAAP ($'000)	**2025**	**2024**
Net sales	19,289	11,875
Gross profit	9,238	4,293
Operating loss as reported	(47,694)	(27,423)
Net loss as reported	(38,154)	(31,943)
Cash and cash equivalents	429,244	90,600



3.2. Discussion & Analysis



Liquidity and Capital Resources





Cash and cash equivalents at December 31, 2025 were $429.2 million, compared to $90.6 million at December 31, 2024. SEALSQ's strong cash balance at the end of 2025 is mainly due to the cash injection from three Registered Direct Offerings, several warrant exercises, and an ATM equity offering program implemented in May 2025. SEALSQ expects to use this liquidity to fund its operations, support its R&D expenses for the next-generation solutions, develop its sales team and finance its M&A activity.
The most significant sources of funding of the Group are external financing, customer sales, and research tax credits provided by the French government. It is anticipated that our ability to resort to external funding in future will be closely linked to the performance of the SEALSQ ordinary shares on the Nasdaq.

Revenue

Total revenue for the year ended December 31, 2025 was $19.3 million, an increase by $7.4 million or 62% from prior period.

Revenue growth was essentially driven by the Group's Semiconductors segment with renewed demand across core semiconductor and PKI product lines, and by the introduction of an ASIC segment with five months of revenue contribution from IC'Alps (approx. $3.5 million) following its acquisition on August 4, 2025. The 2025 numbers continued to reflect the transitional period between the traditional product offerings and next-generation post-quantum semiconductor platforms, and included the first revenues from sampling the post-quantum technology products, with the transition expected to enter its commercialization phase with the first production revenues anticipated in the latter part of 2026.

Management believes that the QUASAR project together with its M&A strategy are essential to future revenue growth.

With QUASAR, the Group is developing its next-generation secure semiconductors range built on the new Secure RISC-V CPU with a state-of-the art secure firmware stack on it, compliant with the Trusted Computing Group definition of a Trusted Platform Module 2.0 (TPM 2.0) and with the NIST FIPS 140.3 certification requirements. QUASAR was launched in 2022. The design phase was completed in Q2 2024 as planned, with the first engineering samples available by Q4 2024; the first samples of QVault-TPM were shared with key customers in Q1 2025 and the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware, was launched.



WISeKey's M&A strategy aims at broadening its competence base (e.g. IC'Alps adding ASIC design to SEALSQ's service offering) and strategic investments in developing technologies and industries such as quantum computing (EeroQ, ColibriTD), and decentralized data infrastructure (WeCan Group). These investments are key to ensuring that the Group remains competitive in the future because customers and IT providers are turning to more secure equipment.

For instance, Windows 11 requires a TPM 2.0 module as part of its minimum hardware specifications to support advanced platform security features such as hardware-based key protection and secure boot, a requirement that Microsoft has emphasized is essential for strengthening resistance to firmware-level threats[1].

In a similar vein, the U.S. Department of Defense ("DoD") mandates that new computing assets procured for DoD use include a Trusted Platform Module (TPM) version 1.2 or later where applicable under Defense Information Systems Agency (DISA) Security Technical Implementation Guides (STIGs). This policy reflects DoD's anticipation that TPM functionality - such as device authentication, integrity measurement, and cryptographic services - will contribute to securing information systems across its enterprise[2].

Moreover, WISeKey's product development is also expected to help customers meet the CNSA 2.0 regulation. The CNSA 2.0[3], effective in 2022, establishes mandatory cryptographic standards for protecting classified and sensitive information within the United States and U.S. government-affiliated systems worldwide. It specifies algorithms standards to be used with regulatory deadlines requiring existing systems to begin transitioning by December 2025, all new acquisitions compliant by January 2027, and full adoption by 2031. Semiconductor customers supplying computing platforms, servers, and embedded devices must upgrade their technology to meet these standards, ensuring devices support the stronger cryptography and secure key management mandated by CNSA 2.0. Trusted Platform Modules (TPMs) provide an effective solution, offering hardware-based key storage, secure boot verification, and cryptographic acceleration, which enables platforms to implement CNSA-compliant algorithms securely and reliably. By integrating TPMs, manufacturers can comply with U.S. national security regulations across global deployments while future-proofing their devices against evolving cyber threats, making hardware security a critical component of both compliance and market viability.

In line with its Convergence strategy, WISeKey's other projects and verticals, WISeSat, SEALCOIN and WISe.ART, look to integrate semiconductors, trust services, satellites, blockchain, digital identity, and certified digital assets into a unified architecture of trust. Operating as a technology holding company and innovation platform, leveraging a disciplined and repeatable strategy across its portfolio of subsidiary companies, each entity within the WISeKey ecosystem follows a structured growth pathway, from incubation and technological validation to market expansion and, ultimately, public listing.



[1] Okemwa, K., (2024-12-4) "Microsoft makes its stringent TPM 2.0 Windows 11 upgrade requirement "non-negotiable" — potentially leading to the single biggest jump in junked and unsupported Windows 10 PCs". Windows Central (December 4, 2024), available at https://www.windowscentral.com .
[2] US Department of Defense. DoD Instruction 8500.01, p. 43. (March 14, 2014), available at https://www.esd.whs.mil/Portals/54/Documents/DD/issuances/dodi/850001_2014.pdf .
[3] National Security Agency. Commercial National Security Algorithm Suite 2.0 (CNSA 2.0) (September 7, 2022), available at https://media.defense.gov/2022/Sep/07/2003071834/-1/-1/0/CSA_CNSA_2.0_ALGORITHMS_.PDF





Key developments on these projects in 2025 include:

- WISeSat, the Satellite Vertical

In 2025, WISeSat.Space announced its upcoming listing on Nasdaq, via a merger with a SPAC: The merger, which is expected to be completed in 2026, aims to accelerate the commercialization of its satellite-based cybersecurity and IoT ecosystem and enabling WISeSat to emerge as a new, independent publicly listed space-tech company.

In 2025, WISeSat also announced an MoU with INNOSPACE Co., Ltd, a South Korean satellite launch service company, aiming to diversify the launch locations of its next-generation satellites to expedite the establishment of its infrastructure.

WISeSat's collaboration with the Swiss Armed Forces (SAF) continues and they have jointly conducted research, development, and mission testing on small-satellite and secure communications capabilities, including Low Earth Orbit IoT (LEO-IoT) and Internet of Battlefield Things (IoBT) applications. The collaboration has now evolved to integrate WISeKey's post-quantum semiconductors and Swiss Root of Trust, ensuring quantum-resilient encryption and authentication for satellite-to-ground and inter-satellite communications. On October 8, 2025, the overall conception for the build-up of SAF's space-based capabilities was published by the Swiss Department of Defense.

Finally, the latest satellite launch in December 2025, came with a series of advanced technological innovations expected to deliver higher performance, greater resilience, and broader application potential, including software-defined radio (SDR) technology and higher data-rate communications, supporting faster, more robust, and more secure data transfer for demanding IoT, cybersecurity, and mission-critical applications.

- SEALCOIN, the Transactional-IoT (t-IoT) and Machine-to-Machine (M2M) communication Vertical



A satellite proof-of-concept (PoC) with WISeSat and FOSSA was successfully carried out in April 2025, demonstrating secure machine-to-machine communication via low Earth orbit satellites, including signed IoT transactions from off-grid devices and blockchain-based settlement via Hedera.

An independent security audit conducted in Q1 2025 confirmed the absence of critical vulnerabilities and validated core infrastructure robustness, while identifying optimization areas such as header hardening and DoS mitigation. By the end of H1 2025, the platform reached production readiness, with QAIT token issuance scheduled for 2026.

In 2025, SEALCOIN introduced AI agent and API-based transactional workflows, allowing autonomous agents to authenticate, negotiate, execute, and settle transactions within defined policy constraints. This supports use cases such as automated procurement, inventory management, and service acquisition via APIs, extending the platform beyond physical IoT devices to digital autonomous actors.





- WISeART, the Secure NFT Platform Vertical in Arts and Luxury

In 2025, WISe.ART migrated to a new more user-friendly V3 Web 3.0 platform, enhanced with several new features for both artists and collectors, the most important one being that we are now smart phone friendly (i.e., users can create profiles, connect their wallet, upload and acquire NFTs with their phones).

Looking ahead, the Group anticipates between 50% and 100% growth in revenues for FY 2026 as compared to FY 2025, propelled by new PQC chip launches, full year of consolidation of IC'ALPS, and Quantix Edge and WISeSat.Space revenues, as an integral part of WISeKey's Convergence strategy.

Revenue by region

WISeKey's operations are global in scope, and we generate revenue from selling our products and services across various regions. WISeKey's operations in North America contribute the largest part of its revenues (55% in 2025) and the second largest contributor is Europe, Middle East & Africa (27% in 2025).

Our total revenue by geographic region for the fiscal years ended December 31, 2025, December 31, 2024 and December 31, 2023 is set forth in the following table:

	2025		2024		2023	
Net sales by region	**USD'000**	**%**	**USD'000**	**%**	**USD'000**	**%**
North America	10,619	55%	7,642	64%	16,646	54%
Europe, Middle East & Africa	5,323	27%	2,535	21%	10,695	35%
Asia Pacific	3,227	17%	1,642	14%	3,466	11%
Latin America	120	1%	56	1%	111	0%
Total net sales	19,289	100%	11,875	100%	30,918	100%

Revenue by segment

In fiscal year 2025, the Semiconductors segment contributed 76% of WISeKey's revenue with $14.7 million compared to $11.0 million in fiscal year 2024, the ASIC segment contributed 19% with $3.6 million, and the non-reportable segments contributed the remaining 5% with $1 million.

Semiconductors segment

WISeKey recorded a significant increase in revenue from its Semiconductors segment (operated by SEALSQ) in fiscal year 2025 compared to fiscal year 2024 due to increased traditional chip sales revenue driven by existing customers, confirming the strength of SEALSQ's product portfolio and long-term customer relationships.

A major contributor to this growth was the 47% year-on-year revenue increase in Smart Card Reader SCR200 product, with strong volume increases at key customers such as Hirsh and AB Circle. These customers expanded their deployments during the year, resulting in a substantial uplift in recurring and project-based revenues.





Another contributor was the surge in demand for Group's Secure Elements (SE), particularly the VIC405 and VIC408 products, thanks to smart metering customers like Landis & Gyr and customers using the P25 Radio protocol in their project, where project ramp-ups and new deployments accelerated throughout 2025. The increased adoption reflects both market momentum in smart infrastructure and WISeKey's strong positioning in secure metering solutions.

At the end of November 2025, WISeKey completed the commercial launch of its Quantum Shield QS7001™ secure microcontroller. This product represents the industry's first quantum-resistant hardware platform embedding post-quantum cryptographic algorithms at the hardware level, marking an important milestone in the expansion of WISeKey's advanced security portfolio. The QS7001 has been well received by global partners and OEMs throughout the testing period, including Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC.

This early traction reflects both the relevance of the QS7001 to current market needs and the confidence customers place in WISeKey's technology roadmap. To support customer evaluations and accelerate project development, WISeKey has delivered more than 10 development kits to key customers worldwide, covering multiple regions and application domains. The QS7001 currently does not generate revenue, and revenue generation is not expected until Q4 2026.

Additionally, WISeKey continues growing its PKI Services globally, with particularly strong momentum in Smart Home devices based on the MATTER protocol. The INeS Box, WISeKey's PKI on-premise solution for secure, trusted factory provisioning, gained initial market share in Europe, with customers actively using the platform to support secure device onboarding for IoT applications. In parallel, strong interest emerged in Japan, driven by demand for PKI Services aligned with the MATTER and ECHONET Lite protocols. These developments confirm INeS Box's growing role as a strategic platform within WISeKey's global PKI and smart home offering.



ASIC segment

The ASIC segment is a new revenue stream for the WISeKey Group emerging from the acquisition of IC'Alps on August 4, 2025. WISeKey consolidated five months of ASIC revenue in FY2025 and expects this contribution to grow as it consolidates a full year of ASIC revenue in 2026. Performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges. The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing customers on both the WISeKey acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by the WISeKey Group synergies. Quarterly revenue from the ASIC segment grew from $1.34 million in Q3 2025 to $2.3 million in Q4 2025.



Gross Profit

WISeKey's gross profit increased by $4.9 million to $9.2 million in the year ended December 31, 2025, in comparison with a gross profit of $4.3 million in the year ended December 31, 2024. Gross profit margin increased by 12 percentage points from 36% in 2024 to 48% in 2025.

In 2024, the gross profit margin in the Semiconductors segment decreased to 34% due to the costs of inventory that remained high, some incompressible fixed costs, and customers using their existing stock. In 2025, shipments of new products to these customers have resumed, contributing to the partial recovery of its margin to 37%. Gross margins in the ASIC segment are much higher, reaching 88% in the 5 months to December 31, 2025, which contributed to the significant increase in total gross margin. This is because the ASIC segment consists of sales that are derived from a design service with very few costs, other than labor costs, directly attributable to sales.

Other operating income

We do not have recurring other operating income that contributes to our profit. In 2025 and 2024, the main components of our other operating income consisted of recharges for the use of our premises by OISTE (see Note 32 of our consolidated financial statements as at December 31, 2025) for $157,808 and $180,925 respectively.

Research & development expenses



Research and development ("R&D") expenses include expenses related to the research of new technology, products and applications, as well as their development and proof of concept, and the development of further application for our existing products and technology. They include salaries, bonuses, pension costs, stock-based compensation, depreciation and amortization of capitalized assets, costs of material and equipment that do not meet the criteria for capitalization, as well as any tax credit relating to R&D activities, among others.

Net of stock-based compensation, our R&D expenses increased by $5.8 million between 2025 and 2024. This reflects the investment required to develop its next-generation products and solutions, especially its post-quantum QUASAR program, as well as the newly consolidated 5-month R&D expenses of IC'Alps. As detailed above, the commercial launch in Q4 2025 of the Quantum Shield QS7001™ secure microcontroller was well-received in the industry, positioning SEALSQ as post-quantum technology leader.

R&D remains a large part of our operating expenses with $12.8 million (net of stock-based compensation) spent in the year ended December 31, 2025, representing 26% of total operating expenses (net of stock-based compensation). WISeKey being technology-driven, the level of its R&D expenses reflects its engagement to act as a leader in semiconductor security solutions and future applications, as well as new cybersecurity developments and future applications, such as the development of our new verticals, WISeSat.Space, SEALCOIN and WISe.ART.

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ's subsidiaries, SEALSQ France SAS and IC'Alps, are eligible to receive such tax credits. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The amount of the tax credit receivable has increased by $2.0 million in the year ended December 31, 2025, as a result of the consolidated 5-month research tax credits of IC'Alps and the increased expenditure on eligible research and development projects.



Selling & marketing expenses

Selling & marketing ("S&M") expenses include advertising and sales promotion expenses such as salaries, bonuses, pension costs, stock-based compensation, business development consultancy services, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

With a total of $11.3 million (net of stock-based compensation), WISeKey's S&M expenses increased by $2.8 million in comparison with its 2024 S&M expenses of $8.6 million (net of stock-based compensation). This increase reflects its continued efforts to build a stronger sales force, with the recruitment of a COO to lead a strategic expansion in the U.S., to support its revenue growth and the consolidation of IC'Alps sales force for the last 5 months of the year.

General & administrative expenses

General & administrative ("G&A") expenses cover all other charges necessary to run our operations and supporting functions, and include salaries, bonuses, pension costs, stock-based compensation, lease and building costs, insurance, legal, professional, accounting and auditing fees, depreciation and amortization of capitalized assets, and costs of supporting material and equipment that do not meet the criteria for capitalization, among others.

G&A expenses of $27.9 million for the year ended December 31, 2025 included a non-cash, stock-based compensation expense of $3.2 million. G&A expenses of $24.7 million (net of stock-based compensation) increased by $9.6 million compared to the $15.1 million G&A expense (net of stock-based compensation) for the year ended December 31, 2024. The increase in G&A expenses is primarily attributable to two factors: (i) the increase in legal, audit and professional fees in relation to the acquisition of IC'Alps and various SEC filings associated with its funding facilities and investment strategy, such as registered direct offerings, warrant inducement, SPAC F-4 of WISeSat, and investments in the WeCan Group, ColibriTD and EeroQ, (ii) the increase in staff for centralized functions to support the expansion of the Group, and (iii) the consolidation of five months of G&A expenses from IC'Alps.

G&A expenses remain and will remain high due to WISeKey's initiatives to expand our geographical footprint and revenue streams, as well as our search for M&A opportunities and the related financing needs. These initiatives require specific professional expertise and legal advice which contribute to its G&A cost base.




40
50

Operating Results

As a result of the factors described in the above sections, WISeKey's $47.7 million operating loss for the year ended December 31, 2025, increased by $20.3 million compared with our $27.4 million operating loss for the year 2024.

The main factor behind this increase in operating loss is the grant of stock-based bonuses in the form of options to purchase ordinary shares of SEALSQ to all of its staff. Following the significant changes in SEALSQ and its valuation since its listing in 2023, SEALSQ management believes that such equity grants are an important incentive to recognize and reward the commitment of its staff. These grants resulted in a noncash stock-based compensation charge of $8.3 million.

In addition, the factors outlined in the sections above—most notably the consolidation of IC'Alps from August 4, 2025 and the increase in G&A expenses—also contributed to the loss.

Non-operating income and expenses

The net balance of WISeKey's non-operating activities in the year ended December 31, 2025 was a net non-operating income of $9.5 million, which represents a $10.9 million increase in non-operating income compared with 2024 and its $1.4 million net expenses from non-operating activities.

Out of the $10.9 million increase in non-operating income, $6.1 million is attributable to interest earned on WISeKey's large cash balance in 2025, and $3.7 million is attributable to a gain on repayment of a loan with ExWorks (see Note 34 of our consolidated financial statements as at December 31, 2025).

Net loss

In the year ended December 31, 2025, the Company made a net loss of $38.2 million. This compares to a net loss position of $31.9 million for the year ended December 31, 2024.

The increase in net loss is primarily attributable to the factors impacting operating loss, as outlined above, partially offset by a net non-operating income of $9.5 million.



Consolidated Income Statement of WISeKey International Holding

US GAAP ($'000)	12 months ended December 31, 2025	2024	Year-on-Year Variance
Net sales	19,289	11,875	+62%
Cost of sales	(9,545)	(7,104)	+34%
Depreciation of productions assets	(506)	(478)	+6%
Gross profit	**9,238**	**4,293**	**+115%**
Other operating income	224	184	+22%
Research & development expenses	(14,883)	(7,026)	+112%
Selling & marketing expenses	(14,394)	(8,550)	+68%
General & administrative expenses	(27,879)	(16,324)	+71%
Total operating expenses	**(56,932)**	**(31,716)**	**+80%**
Operating loss	**(47,694)**	**(27,423)**	**+74%**
Non-operating income	13,423	1,629	+724%
Debt conversion expense	-	(32)	-100%
Interest and amortization of debt discount	(224)	(1,013)	-78%
Non-operating expenses	(3,716)	(2,018)	+84%
(Loss) / income from before income tax expense	**(38,211)**	**(28,857)**	**+32%**
Income tax (expense) / income	163	(3,086)	-105%
Equity in earnings of unconsolidated entities	(106)	-	-
Loss from operations, net	**(38,154)**	**(31,943)**	**+19%**
Net loss	**(38,154)**	**(31,943)**	**+19%**




69.23021
12.3652
87.2102

Non-GAAP Financial Measures

In managing the business on a consolidated basis, management develops an annual operating plan, which is approved by our Board of Directors, using non-GAAP financial measures including EBITDA and adjusted net income. In measuring performance against this plan, management considers the actual or potential impacts on these non-GAAP financial measures from actions taken to reduce costs with the goal of increasing our gross margin and operating margin and when assessing appropriate levels of research and development efforts. In addition, management relies upon these non-GAAP financial measures when making decisions about product spending, administrative budgets, and other operating expenses. Management believes that these non-GAAP financial measures, when coupled with the GAAP results and the reconciliations to corresponding GAAP financial measures, provide a more complete understanding of the Company's results of operations and the factors and trends affecting business. Management believes that they enable investors to perform additional comparisons of our operating results, to assess our liquidity and capital position and to analyze financial performance excluding the effect of expenses unrelated to operations, certain non-cash expenses related to acquisitions and share-based compensation expense, which may obscure trends in the Company's underlying performance. This information also enables investors to compare financial results between periods where certain items may vary independent of business performance and allows for greater transparency with respect to key metrics used by management.

These non-GAAP financial measures are provided in addition to, and not as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. The presentation of these and other similar items in non-GAAP financial results should not be interpreted as implying that these items are non-recurring, infrequent, or unusual. Reconciliations of these non-GAAP measures to the most comparable measures calculated in accordance with GAAP are provided in the financial statements portion of this release in a schedule entitled "Financial Reconciliation of GAAP to non-GAAP Results (unaudited)."

EBITDA is defined as Operating income/(loss) for the reporting period before depreciation and amortization for the same reporting period.

Non-GAAP to GAAP Reconciliations - WISeKey Corp

	12 months ended December 31,	
(Million USD)	**2025**	**2024**
Operating loss as reported	(47.7)	(27.4)
Non-GAAP adjustments:		
Depreciation expense	0.8	0.7
Amortization expense on intangibles	1.5	-
EBITDA	(45.4)	(26.7)



3.3. Outlook for 2026 and beyond



The Company has entered what management refers to as its 'Year of Convergence,' a strategic phase marked by the integration of four foundational technology pillars, semiconductors, satellites, blockchain, and digital identity, into unified, interoperable ecosystems. This convergence is designed to enable the delivery of comprehensive, end-to-end solutions in which each component is mutually reinforcing, thereby strengthening the overall value proposition and supporting the Company's long-term growth objectives. Management believes this integrated architecture positions WISeKey to drive innovation at scale while enhancing operational and technological resilience across its business lines.

The Company operates as a technology holding company and innovation platform, applying a disciplined and repeatable strategy across its portfolio of subsidiaries. Each entity within the WISeKey ecosystem follows a structured growth pathway progressing from early-stage incubation and technological validation through market expansion and, ultimately, to public listing.

WISeKey’s key projects planned for 2026 include:

- **Initial revenue from the Quantum Shield QS7001™ and theQVault™ TPM semiconductors**

The first development kits of the QS7001 were made available to customers in November 2025 for integration and application development. Since the commercial launch, WISeKey has seen a surge in the number of qualified leads and design-ins, leading to the growth of pipeline of opportunities for QS7001 and QVault TPM to $60 million as of April 8, 2026, for the period covering 2026 to 2029. The QS7001 and QVault TPM forms part of SEALSQ’s total pipeline that, today, sits at an estimated $200 million for the period covering 2026 to 2028.

This pipeline reflects:

- Rising global demand for quantum-resistant security
- Government-driven sovereign semiconductor programs
- Increasing brand awareness and global market penetration of SEALSQ

Management is therefore confident that 2026 will bring revenue growth and support for its innovative technology strategy, and has issued its full year 2026 revenue guidance of +50% to +100% growth year-over-year.

- **Redomiciliation to the British Virgin Islands**

Subject to the approval of its shareholder, WISeKey has announced its plan to change its jurisdiction of incorporation from Switzerland to the British Virgin Islands. This aims at providing the Group with enhanced strategic and operational flexibility and improving access to equity capital markets in both the United States and Switzerland to support future strategic acquisitions.





Upon completion of the redomiciliation, WISeKey expects its ordinary shares to be dual listed on Nasdaq and on the SIX Swiss Exchange, continuing WISeKey Switzerland's current presence on SIX.

- **The upcoming listing of WISeSat, via a merger with a SPAC**

The merger, anticipated to close in the third quarter of 2026, is intended to accelerate the commercialization of the Company's satellite-based cybersecurity and IoT ecosystem and to establish WISeSat as an independent, publicly listed space-technology company on Nasdaq. The Company's satellite constellation is purpose-built to provide trusted IoT connectivity from space, secured by SEALSQ post-quantum cryptographic chips and underpinned by the WISeKey Root of Trust.

- **SEALCOIN's preparations for the launch of the QAIT Token in Q3 2026**

SEALCOIN is a transactional infrastructure platform for the machine-to-machine economy, enabling autonomous authentication and value exchange across quantum-resistant semiconductors, satellites, and distributed ledgers. Built on post-quantum cryptographic foundations and PKI-based digital identities, the platform supports decentralized payments and validates communication between IoT devices and AI agents. The QAIT token will serve as the native utility and settlement instrument of the network, forming the transactional backbone of an autonomous "transactional Internet of Things" in which devices interact and pay for services without centralized intermediaries. The Token Generation Event is planned for the third quarter of 2026.

- **M&A activity leveraging the $200 million Quantum investment fund**

The Quantum Investment Fund serves as the primary acquisition and integration vehicle through which SEALSQ, and the broader WISeKey Group, is consolidating the full Root-to-Qubit Quantum Vertical Stack into operational, revenue-generating assets.

For instance in Q1 2026, a follow-on strategic investment in EeroQ (US), a Quantum computer company pioneering the electrons-on-helium (eHe) architecture, and the signature of a Letter of Intent to acquire 100% of Miraex SA, a Swiss developer of photonics-based Quantum interconnect solutions, were made public.

WISeKey enters 2026 with strong operational momentum, underpinned by a 62% increase in revenues, a significant improvement in gross margin, and a growing pipeline of opportunities across its semiconductor, satellite, blockchain, and digital identity verticals. The Company's Year of Convergence marks a pivotal strategic inflection point, with revenue growth of 50% to 100% guided for FY2026, supported by expected initial revenues from the QS7001 and QVault TPM, the anticipated Nasdaq listing of WISeSat, and the planned launch of the QAIT token. Management remains confident in the long-term value creation potential of its innovation platform and its ability to establish the WISeKey Group as a diversified and resilient leader in post-quantum cybersecurity and the machine economy.



3.4. Operational Discussion & Analysis

Driving Secure Innovation: The Strategic Role of WISeKey's Verticals



Each of WISeKey's Verticals, each advancing cutting-edge solutions in Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain, and Space Technologies, underpin by our post-quantum cryptographic Root of Trust and are brought together into the WISeKey platform. This robust foundation enables secure authentication and identification across IoT, Blockchain, and AI ecosystems, ensuring the integrity of transactions among individuals, cloud applications, and connected devices.



We highlight below the key developments for each of our Verticals.

SEALSQ

Our Semiconductor and Post-Quantum IoT Vertical


SEAL SQ
semiconductors + quantum

SEALSQ Corp ("SEALSQ" or the "SEALSQ Group", Nasdaq: LAES) designs and markets secure microcontrollers that anchor digital trust in a quantum-threatened world. SEALSQ offers off-the-shelf and custom FIPS- and Common Criteria-certified quantum-resistant microcontrollers, supported by a vertical trust services ecosystem featuring a post-quantum root of trust, managed PKI, and secure chip personalization.

SEALSQ secures critical industries including IoT, Energy, Automotive, Smart Home, Healthcare, and Defense. With a growing global embedded security chip market projected to reach $9.8 billion by 2028[4], certified quantum-resistant solutions remain scarce, positioning SEALSQ as an innovative market leader.

Key 2025 Achievements:

- Audited FY 2025 revenue of $18 million, representing 66% growth year-over-year
- Entered 2026 with a strong commercial momentum and expects Q1 2026 revenue to exceed $4 million and grow over 100% as compared to Q1 2025
- Reaffirms FY 2026 guidance with revenue expected to grow between 50%-100% year over year
- Strong cash and short-term investments of over $525 million as of March 31, 2026, well positions SEALSQ to execute growth strategy
- Active business pipeline exceeding $200 million for 2026–2029, including over $60 million linked to QS7001 and QVault TPM programs
- Good progress on partnerships and investments Strategy to establish SEALSQ as a cornerstone player at the intersection of secure semiconductors, Post-Quantum cryptography, and Quantum Technologies



[4] MarketsandMarkets: Embedded Security Market by Offering, Global forecast to 2028 (August 23)



Strategic Outlook:

SEALSQ believes the strong Q1 2026 start reinforces confidence in its previously communicated FY 2026 guidance with revenue growth expected to grow between 50% and 100% year-over-year, which is supported by:

- A full-year consolidation of the revenue of IC'ALPS compared to five months in 2025.
- Continued growth in current range of secure semiconductor products as well as entry into the Trusted Platform Module ("TPM") market.
- The commercialization of the QS7001 Post-Quantum and QVault TPM product range, with first revenues anticipated for the latter part of 2026.
- The launch of a custom Post-Quantum enabled chip development with contractualization expected in the second half of 2026, reflecting the ability to deliver tailor-made security integrated circuits ("ASICs").
- The anticipated adoption of Post-Quantum Cryptography as a reaction to the threat of Quantum computing to traditional encryption methods.
- Growth in PKI subscription contracts as a result of multiple market trends including the growth in digital transactions, the increasing frequency and sophistication of cyberattacks, and the growing adoption of cloud-based models and remote working.
- Initial revenues expected to be generated from the Quantix Edge Security project and sovereign semiconductor initiatives.





WISeSat.Space

Our Secure Space Infrastructure Vertical



WISeSat.Space AG ("WISeSat") is developing secure, resilient space-based infrastructure intended to support trusted communications, digital identity and data exchange across sovereign, defense and other high-integrity environments. Building on its initial satellite-enabled connectivity activities, WISeSat is now advancing a broader strategic roadmap centered on secure orbital infrastructure and the progressive development of the Quantum-Safe Orbital Cloud (QSOC).

As a space-infrastructure platform, WISeSat is designed to support high-value secure communications, authentication, digital trust and selected data and transaction services from orbit. Its platform is designed to serve serving as a secure orbital infrastructure layer for sovereign, defense, critical-infrastructure and other security-sensitive applications. As a secondary endpoint, WISeSat continues to support other secured communications in IoT and device-to-device connectivity, which remain important application layers within its model.

This evolution reflects both changing market requirements and the Group's wider technology trajectory. As demand grows for more sovereign, cyber-resilient and independent communications capabilities, WISeSat is positioning its platform to support a broader range of advanced services and mission-relevant applications beyond its original IoT focus.

Over time, this roadmap is expected to incorporate capabilities such as secure communications, on-orbit data processing, data storage, inter-satellite links, signals intelligence (SIGINT) and other mission-enabling services aligned with security-sensitive and high-integrity use cases. These capabilities are intended to build progressively on the Company's satellite, ground segment and security foundations.



SEALCOIN

Our Transactional-IoT (t-IoT) and Machine-to-Machine (M2M) communication Vertical

As the global machine economy takes shape, SEALCOIN is rapidly emerging as a Decentralized Physical Infrastructure Network (DePIN): a blockchain-based framework that enables distributed ownership, coordination, and monetization of physical infrastructure, such as IoT devices and connected systems. In this role, SEALCOIN acts as a strategic enabler for secure, autonomous interactions between AI agents, IoT devices, and digital infrastructure. In H1 2025, SEALCOIN reached several transformative milestones described belowconsolidating its role as a foundational layer in the decentralized service economy.



Following the successful beta launch of its platform in Davos in January 2025, SEALCOIN introduced its Proof of Security ("PoSy") Framework, ensuring robust device onboarding, decentralized governance, and scalable trust management for billions of connected devices. This advancement laid the groundwork for a regulatory milestone: QAIT, the native token of the SEALCOIN ecosystem has been classified by the Swiss Financial Market Supervisory Authority (FINMA) as a hybrid utility and payment instrument. This classification enables the compliant deployment of QAIT across transactional ecosystems in appropriate jurisdictions

To extend platform capabilities, SEALCOIN launched new user tools to build modular autonomous systems, such as Marketplaces, Fleets, and Pools. A landmark Proof of Concept with WISeSat demonstrated secure, satellite-enabled microtransactions via Hedera and SEALCOIN, validating off-grid applications for agriculture, logistics, and remote industries.

SEALCOIN also completed an independent infrastructure security audit in Q1 2025. The audit confirmed the platform's integrity and resilience, positioning SEALCOIN's platform for commercial-scale deployment.

The token, formerly known as t-IoT, was rebranded to QAIT (Quantum, AI, Transactional) marking the platform's commitment to the autonomous machine economy. Production readiness was declared in June 2025, with QAIT's token issuance scheduled for Q2 2026, unlocking real-world adoption and ecosystem onboarding at scale.

As SEALCOIN is set for full-scale rollout, it is laying the groundwork for integration into industrial, mobility, and AI-driven infrastructure sectors, preparing for its role as a core digital transaction layer for the autonomous economy.

WISeID
Our Trust Services and Digital Identity Vertical



WISeID is the vertical business unit of WISeKey that unified WISeKey's joint activities related to Public Key Infrastructure, Digital Identity, Corporate Trust Center and development and delivery of PKI solutions and services for people, applications and objects.

As a provider of digital identities and security services, WISeID offers solutions to protect electronic transactions and data in multiple use cases.

Root of Trust Operations

WISeKey, through its WISeID Trust Services vertical is responsible of the hosting, operation, compliance and commercial services delivery under the Trusted Roots of the OISTE Foundation. This has been enriched in 2025 with a new set of Roots that address the new needs of the PKI ecosystem, such as stronger encryption, automation and crypto-agility.

WISe.ART
Our Secure Fine Art and Luxury Marketplace



As a fully-fledged digital asset marketplace powered by NFT technology, WISe.ART is designed to connect all participants across the global arts and luxury ecosystem, including artists, collectors, institutions, and partners. The platform provides a secure, curated environment for the creation, acquisition, and management of digital art, digital twins, NFTs, and crypto collectibles, while maintaining strong links to the physical art world.

In 2025, WISe.ART successfully launched its new and enhanced marketplace, marking a major milestone in the platform's evolution. This next-generation Web 3.0 marketplace represents a significant technological and user-experience upgrade, enabling seamless interaction with digital assets while preserving the standards of trust, provenance, and quality expected in the fine art and luxury sectors.

The new marketplace has been designed with accessibility and ease of use at its core. It is fully smartphone-friendly, allowing users to create profiles, connect their digital wallets, upload artworks, and acquire NFTs directly from their mobile devices. This enhancement significantly lowers the barrier to entry for both artists and collectors, broadening participation while maintaining a secure and intuitive user experience.


NON-FUNGIBLE
GAM
TOKENS

To further simplify onboarding, WISe.ART has integrated support for Crossmint's payment and wallet infrastructure, enabling users to purchase NFTs with familiar payment methods such as credit cards, Apple Pay, Google Pay, and major cryptocurrencies—without needing to already own a blockchain wallet. Crossmint's checkout solution can create wallets on-the-fly during the purchase process, allowing individuals who do not yet have a Web3 wallet to participate easily and securely in the digital art economy.

Users also greatly value the ability for users to import pre-minted NFTs from other platforms. As several established marketplaces, such as MakersPlace, have begun winding down operations, WISe.ART has received increasing enquiries from artists and collectors seeking to consolidate and safeguard their digital portfolios within a stable, long-term ecosystem. The marketplace has therefore positioned itself as a trusted destination for portfolio continuity and preservation.

As a result of these developments, the WISe.ART marketplace continues to expand its international community of artists and collectors. At the time of reporting, the platform hosts more than 3,000 artworks, with a total estimated art value approaching $35 million. This growing catalogue reflects both the diversity of creative practices represented on the platform and the confidence placed in WISe.ART by high-quality creators and collectors worldwide.

In parallel with its technological innovation, WISe.ART remains committed to delivering white-glove service and personalised support. The platform works closely with artists who entrust their works and digital rights to the marketplace, while also accompanying collectors through their acquisition journey, offering guidance, transparency, and curatorial insight.

Following the launch of the upgraded Web 3.0 platform, WISe.ART has already onboarded new artists who have selected Hedera as their preferred blockchain for minting and distribution. This reflects the platform's flexible, multi-chain approach and its ongoing commitment to technological efficiency, sustainability, and long-term scalability.

4.

OUR BUSINESS VERTICALS



4.1. SEALSQ, Our Semiconductor and Post-Quantum IoT Vertical

Designs, Develops and sells semiconductors, PKI, and post-quantum technology hardware and software products.

4.1.1. OVERVIEW

SEALSQ Corp ("SEALSQ" or the "SEALSQ Group", Nasdaq: LAES) sells integrated solutions based on Semiconductors, PKI and Provisioning services, while developing Post-Quantum technology hardware and software products. SEALSQ was listed on the Nasdaq in May 2023 under the ticker LAES and currently has 118 security-related patents and customers in over 30 countries.


What we sell
SEAL SQ
Secure Microcontrollers
Post Quantum Chips
Secure ASIC
On Premise PKI infrastructure
Post Quantum Root of Trust
PKI & Code Signing as-a-Service
Custom chip design (ASIC)
Personalization & Test
Products
Services


Typical Markets & Customers
IP PROTECTION
cisco
SMART GRID
Landis+Gyr
INDUSTRY 4.0
SIEMENS
HEALTHCARE
Medtronic
SECURE STORAGE
iStorage
SMART HOME
matter
Hager
AUTOMOTIVE
VESTEL
MILITARY & GOV.
AgEagle
SEAL SQ



4.1.2. Products & Services Portfolio Evolutions

4.1.2.1. Certified Secure Microcontroller Products

Range Overview



SEALSQ is one of only six semiconductor companies in the world that can develop certified secure microcontrollers. SEALSQ has a comprehensive range of secure elements, smart card products, and open ARM platforms offering advanced standards of security, including quantum-proof cryptography.
SEALSQ's secure chips range is organized into three primary categories, each designed for high-security applications in areas such as IoT, AI, and edge devices. Below is a structured overview by family:

- **Quantum-Resistant RISC-V Secure Chips:** This family focuses on post-quantum cryptography for future-proof security.

  - QS7001: A next-generation chip integrating NIST-approved ML-KEM and ML-DSA algorithms at the hardware level, supporting hybrid migration and protection for AI, IoT, and edge devices.


SEAL SQ
semiconductors + quantum

  - QVault TPM (models 183 and 185): FIPS 140-3 and TCG-certified trusted platform modules built on a CC EAL5+ certified RISC-V platform, securing device identities, boot integrity, and cryptographic operations; available open for custom firmware or pre-provisioned.

- **VaultIC Secure Elements:** Ready-to-use, tamper-resistant microcontrollers with embedded firmware for configurable cryptographic services, suitable for IoT, authentication, and government applications.

  - VaultIC408: FIPS 140-3 and CC EAL5+ ready for IoT security, featuring ECC, AES, and digital signature capabilities.

  - VaultIC292: Cost-effective solution for secure object authentication and TLS connections.

  - VaultIC18X series (183 and 186): Contact-based chips for anti-counterfeiting in accessories like chargers and batteries.



  - VaultIC155: The most secure NFC tag with CC EAL4+ hardware, enabling product authentication, traceability, and NFT linking to physical assets.

  - VaultIC405: Tailored for FIPS-certified P25 radio applications in government and military sectors.





- **Secure ARM Platforms (MS600X series):** CC EAL5+ certified 32-bit ARM SC300-based microcontrollers for fast time-to-market in sensitive applications like access control and secure storage.
  - MS6003: Includes integrated USB for FIDO tokens, crypto wallets, and secure storage, with 1MB Flash, 24KB RAM, and interfaces like SPI and I2C.
  - MS6001: Cost-effective option for embedded systems, offering similar specs without USB.

In addition to these next-generation families, SEALSQ also maintains legacy products that contribute to SEALSQ's revenue as described below:

- **Smart Card Reader Chips:** This family provides EMV-CO and ISO 7816 compliant hardware platforms based on 8/16-bit RISC processors, enabling quick design of contact and dual-interface smart card readers without custom development. Widely adopted by leading OEMs, they target applications in healthcare, pharmaceuticals, government, education, identity verification, and access management.
  - AT90 SCR200: Flash-based model for faster time-to-market.
  - AT90 SCR075: Cost-effective ROM-based variant to reduce costs once firmware is proven.
- **CISCO-Specific Products:** As a key supplier in Cisco's supply chain, SEALSQ provides secure semiconductors earning the Cisco 2023 Supply Chain Security Champion Award for proactively securing Cisco IP and protecting the brand; these traditional secure chips, are planned to be gradually replaced with SEALSQ's Quantum-Resistant chips to enhance protection against emerging quantum threats.

QS7001 - Quantum-Resistant Secure Semiconductors update

In 2025, SEALSQ marked a groundbreaking achievement with the introduction of the QS7001, the world's first commercially available secure semiconductor embedding NIST-standardized post-quantum cryptography algorithms ML-KEM (Kyber) and ML-DSA (Dilithium) directly in hardware. This milestone stems from the QUASAR project, launched in 2022 to develop a post-quantum Root of Trust and Hardware Security Module compliant with French ANSSI recommendations and Common Criteria EAL5+ certification, resulting in the QS7001 and its TPM variant, QVault TPM.



In March 2026, SEALSQ announced a clear certification roadmap for its QS7001 Secure Element and QVault TPM product lines, confirming that production samples for the first-generation variants are now available and all four products—QS7001 V1/V2 and QVault TPM-183/185—remain on track ("green" status) through Q4 2026. The roadmap targets Common Criteria EAL5+, FIPS 140-3, and TCG certifications to ensure compliance with post-quantum standards and support the NSA CNSA 2.0 2027 mandates[5].

*

[5] https://media.defense.gov/2022/Sep/07/2003071836/-1/-1/0/CSI_CNSA_2.0_FAQ_. PDF





Key milestones include:

- **QS7001 V1**: Hardware Evaluation Test Report (ETR) and CC Lab Letter in or around March 2026.
- **QS7001 V2**: expected fabrication completion in April 2026, with CC ETR expected in or around September 2026.
- **QVault TPM-183**: FIPS 140-3 Lab Letter to NIST expected in May 2026, TCG Certification expected in or around August 2026.
- **QVault TPM-185**: Engineering samples expected in July 2026, FIPS 140-3 submission expected in or around September 2026, TCG Certification expected in or around October 2026.

Conducted with accredited third-party labs like SERMA Technologies, this schedule reinforces SEALSQ's commitment to delivering certified, hardware-rooted post-quantum solutions that enable seamless migration for organizations, device manufacturers, and critical infrastructure providers.

SEALSQ's quantum roadmap is a strategic initiative that is designed to deliver the technology, services, and strategic frameworks necessary for an end-to-end quantum-safe transformation while ensuring cryptographic agility in an evolving digital landscape.

The SEALSQ Group is witnessing significant global traction from industry partners, system integrators, and technology OEMs seeking robust security solutions to face upcoming quantum computers' capability to break current encryption technology: SEALSQ has strengthened its collaboration network with industry consortia, integrators, and standards bodies to accelerate scalable deployment of its quantum-resistant products (QS7001 and its TPM version QVault TPM) worldwide and has entered commercial discussions with approximately 115 potential customers who have expressed strong interest. Adoption spans multiple continents, with deployments and pilot programs underway in North America, Europe, and Asia Pacific. The total estimated pipeline for the QS7001 and its TPM version is $60 million as of December 31, 2025. These figures reflect management estimates and are subject to conversion risks, customer validation, and technical integration.



Initially unveiled at the IQT Quantum + AI Conference in New York on October 20, 2025, the QS7001's commercial launch was announced during a dedicated event at the Las Vegas Grand Prix on November 21, 2025, where the first development kits were made available to customers for integration and application development.

Leveraging a secure 32-bit RISC-V core, the QS7001 delivers up to 10× higher performance than software-based post-quantum implementations while offering enhanced resistance to side-channel attacks and physical tampering. It aims at enabling compliance for device makers with emerging post-quantum mandates like CNSA 2.0 and is adapted to resource-constrained environments such as IoT, cryptocurrencies, defense, healthcare, and critical infrastructure.



SEALSQ is taking the lead in the industry as it believes that the QS7001 will become a key player of any quantum-resistant security strategy, targeting a potential market of over 1.75 billion[6] connected devices worldwide that could require immediate protection against "Harvest Now, Decrypt Later" (HNDL) threats.

The initiative has been enthusiastically welcomed by PQC advocates and potential future customers testing the product, including Lattice Semiconductors, Eviden (Atos Group), Authentrend, Capgemini Engineering, ColibriTD, FortifyIQ Inc., Granite River Labs, Kaynes Semiconductor, Landis+Gyr, Metavisio (Thomson Computing), PORTYQ, Quantix Edge Security, Serma Security, Trusted Semiconductor Solutions, and manufacturing partner UMC, alongside a new partnership with the BWT Alpine Formula One Team to explore applications in high-stakes environments.

Vault-IC family update: VaultIC 408 FIPS 140-3 certification and feature for OpenSSL

FIPS 140-3 certification

The Vault-IC408 has achieved FIPS 140-3 Security Level 3 (overall) validation. This is a significant milestone, as FIPS 140-3 is the latest global benchmark for cryptographic modules, replacing the older 140-2 standard.

Physical Security: Level 3 certification ensures the module is tamper-resistant and includes identity-based authentication.

Compliance: It is listed on the NIST Cryptographic Module Validation Program (CMVP) "Modules in Process" list, confirming it has passed rigorous laboratory testing (via UL Verification Services).

Algorithms: It supports a wide range of NIST-approved algorithms, including AES (up to 256-bit), ECC (up to 576-bit), and RSA (up to 2048-bit), alongside hardware-based random number generation (SP 800-90A/B).

OpenSSL Provider Integration

With the release of OpenSSL 3.0, the architecture shifted from "Engines" to Providers. A provider is a modular component that implements cryptographic algorithms.

Seamless Integration: By using a dedicated VaultIC408 OpenSSL Provider, developers can delegate cryptographic operations (like signing or decryption) to the hardware secure element without modifying their application core OpenSSL logic.

Security: This ensures that sensitive private keys never leave the VaultIC408 hardware, while the application benefits from the high-level OpenSSL API.

FIPS Mode: When used with the OpenSSL FIPS provider, systems can maintain end-to-end compliance—using the VaultIC408 for hardware-backed security and OpenSSL for FIPS-validated software processing.



[6] https://www.sealsq.com/investors/news-releases/sealsq-achieves-a-new-milestone-secures-1.75-billion-devices-worldwide-with-hybrid-cryptographic-model-as-demand-for-post-quantum-chips-accelerates

Secure ARM Platforms (MS600X series) Family update: MS6003 now a FIDO2-Compliant Secure Microcontroller

The MS6003, SEALSQ's advanced secure microcontroller, now provides a turnkey solution for building FIDO2-compliant authenticators. Integrating FIDO firmware into this hardware is the primary path to achieving CTAP (Client-to-Authenticator Protocol) certification, specifically for CTAP 2.1.

Firmware Integration Strategy

The MS6003 is powered by a 32-bit ARM SecureCore SC300 and features 1MB of Flash, specifically designed to house complex FIDO2 stacks.

Preloaded Applications: Since Q2 2025, SEALSQ offers a pre-certified FIDO2 reference design. This firmware implements the full CTAP2.1 stack, including support for Resident Keys (discoverable credentials) and HMAC-secret extensions required for Windows Hello compatibility.

Hardware Abstraction: The firmware leverages the MS6003's integrated USB 2.0 interface, eliminating the need for external bridge chips. It maps CTAP commands directly to the cryptographic hardware accelerators for AES, ECC, and RSA operations.

4.1.2.2. ASIC Design Services with IC'Alps



ASIC chip design refers to the development of Application-Specific Integrated Circuits (ASICs)—custom semiconductor chips engineered to perform a specific function within an electronic system. Unlike general purpose processors, ASICs are designed and optimized for a defined set of tasks such as cryptographic processing, device authentication, signal processing, or secure communications. By tailoring the chip architecture to a particular application, ASIC chip design enables significantly higher efficiency, reliability and security compared with programmable or off-the-shelf components.

In August 2025, SEALSQ acquired IC'Alps, a leading ASIC design specialist, and now offers a comprehensive portfolio of custom integrated circuits development services. IC'Alps' design centers in Grenoble and Toulouse, combined with SEALSQ's semiconductor industrial and supply chain capabilities, enable SEALSQ to deliver full-custom intellectual property (IP) blocks and turnkey ASICs for high-reliability and sensitive applications.

The acquisition of IC'Alps has strengthened SEALSQ's leadership in sovereign, quantum-resistant semiconductor solutions, supporting critical sectors such as healthcare, cybersecurity, IoT, and beyond. This positions SEALSQ to deliver end-to-end secure hardware innovations in the post-quantum era.





Core Capabilities and Value Proposition

The growing demand for a trusted, sovereign partner in ASIC development for mission-critical applications underscores IC'Alps' unique value proposition. Customers increasingly require cutting-edge expertise in ultra-low-power design, optimized sensor interfaces, advanced energy management, and state-of-the-art security solutions, all delivered in strict compliance with stringent technical, geopolitical, and quality standards. IC'Alps' proven capabilities are now recognized internationally, with strong traction among demanding customers in the European Union and North America.

Key Markets and Applications

Healthcare Applications (ISO 13485 Certified)

IC'Alps specializes in ultra-low-power designs for demanding medical devices, including:

- Leadless pacemakers for cardiac rhythm management
- Brain-computer interfaces (employing specialized electrodes and ultrasound-based technologies)
- Advanced ultrasound probes with integrated micro-beamforming (for external use and minimally invasive procedures, such as Intracardiac Echocardiography – ICE)
- Ultrasound-based biometric solutions
- Several client projects have advanced to human clinical trials

Security and Cryptography (Common Criteria Certified)

IC'Alps developed secure sub-blocks (e.g., True Random Number Generators and countermeasures) as well as complete cryptographic devices built around embedded processors (primarily RISC-V architectures). These solutions support SEALSQ's product portfolio and sovereign requirements for French and European Union clients.

As announced in October 2025, IC'Alps is actively designing a state-of-the-art post-quantum cryptography (PQC) platform targeting advanced CMOS nodes. This effort supports the QASIC (Quantum-Resistant ASIC) initiative, with the first prototypes anticipated in 2026. The team concurrently manages approximately 12 projects, applying ISO 9001 and EN 9100 (aeronautics) certifications based on customer specifications. Strategic Foundry Partnerships IC'Alps has expanded its ecosystem of preferred partnerships with leading global foundries, including:

- TSMC (DCA trusted design partner)
- X-FAB (xchain network partner)
- ams-OSRAM (preferred partner)
- Intel Foundry (Design Services Alliance – DSA and Value Chain Alliance – VCA within the Accelerator Alliance Program)
- GlobalFoundries (GlobalSolutions design & supply partner)

These alliances enable design expertise across process nodes from mature 0.18 µm technologies to advanced 18A nodes, encompassing various CMOS flavors (bulk, SOI, FDSOI, FinFET, and others).

Active engagement at major foundry events in the United States and Europe, including booths and presentations, continues to highlight IC'Alps' technical achievements.

Quality Management and Certifications

In Q4 2025, IC'Alps successfully renewed its core certifications for a three-year period:

- ISO 9001
- ISO 13485
- EN 9100

The renewal process for site-level Common Criteria certification is progressing, with completion targeted in or around Q1 2026.

4.1.2.3. Trust Services



At the core of SEALSQ's value proposition is the ability to offer not only secure microcontrollers, but also to securely and conveniently generate, inject and manage a unique and universally trusted digital identity for each connected device. SEALSQ's Public Key Infrastructure (PKI) services allow to create and assign a unique digital identity to every connected device and manage it throughout its lifecycle. Digital identities are called Certificates. These Certificates authenticate devices and enable secure communication with other devices or cloud services like AWS or Azure.

Factory Provisioning with INeS Box

The INeS Box (part of SEALSQ's INeS PKI-as-a-Service) is a high-security hardware appliance specifically designed for secure provisioning on the factory floor. It bridges the gap between a high-level Certificate Authority (CA) and the rigorous, high-speed environment of an IoT production line.

Secure Manufacturing Integration

In a typical manufacturing flow, the INeS Box acts as a localized, tamper-resistant "security broker." It allows manufacturers to inject unique digital birth certificates and private keys into devices (like the VaultIC or MS series) without requiring a constant, high-latency connection to a cloud-based CA.

On-Premises Secret Generation: It generates or securely fetches unique cryptographic pairs and signs X.509 certificates locally.

Zero-Trust Protection: Because the INeS Box handles the sensitive "key injection" step, the factory's own network and employees never have access to the raw private keys, mitigating the risk of cloning or "gray market" overproduction.

Scalability: It is designed to interface directly with industrial programming tools and testers, supporting the high-volume throughput required for millions of devices.



Lifecycle & Compliance

By using the INeS Box, OEMs ensure that every device leaves the factory with a verified identity compatible with standards like Matter, Wi-SUN, or custom corporate PKIs. This initial provisioning is the foundation for "Zero-Touch Onboarding," where a device can automatically and securely connect to its final cloud destination (like AWS or Azure) the moment it is powered by the end user.

PKI & Root of Trust: Integrating Post-Quantum Cryptography & U.S. Based RoT

To prepare for the quantum era, SEALSQ has integrated NIST-standardized Post-Quantum Cryptography (PQC) algorithms—specifically ML-KEM (Kyber) and ML-DSA (Dilithium)—directly into the INeS PKI platform. This integration enables the issuance of PQC certificates and classical certificates that combine classical (RSA/ECC) and quantum-resistant signatures, ensuring both backward compatibility and "Harvest Now, Decrypt Later" protection.

In November 2025, SEALSQ launched a sovereign U.S.-based Post-Quantum Root of Trust. Hosted on American soil, this infrastructure allows U.S. government agencies and enterprises to manage quantum-secure digital identities independently. This "Made in USA" root serves as the ultimate trust anchor for critical infrastructure, aligning with CNSA 2.0 mandates and providing a future-proof foundation for secure IoT, satellite, and cloud ecosystems.

4.1.3. Sales Analysis


+78.9800
-06.4257

In 2025, the Company achieved strong growth in its semiconductors secure chips design and sales business, driven primarily by increased sales to its existing customer base and higher product penetration across key applications.

Key application areas driving demand in 2025 included:

- Smart metering
- Access control systems
- Electronic door openers
- Authentication tokens (e-token applications)
- Secure communication systems (including P25-based infrastructure)

Overall, the Company strengthened its position as a provider of integrated hardware and digital trust solutions, addressing increasing global demand for cybersecurity, device authentication, and secure infrastructure.

Geographically, the Company continued to diversify its revenue base, with North American revenue increasing significantly over the past three years, reflecting successful international expansion and growing customer adoption.

4.1.3.1. Hardware Semiconductor Products



Revenue growth for the hardware semiconductor business was supported by continued demand for the Smart Card Reader SCR200, which recorded a 51% increase in revenue compared to 2024, reflecting higher volumes and expanded deployments by major customers. This performance underscores the strength of the Company's established product portfolio and long-standing customer relationships.

The Company's Secure Element (SE) product line, including the VIC405 and VIC408, also experienced significant demand growth, particularly in smart metering and secure communication applications. This growth was driven by project ramp-ups and new deployments among key customers, as well as increasing adoption in infrastructure requiring secure key management.

Additionally, in November 2025, the Company completed the commercial launch of the QS7001, expanding its advanced security solutions portfolio. The product has been positively received by global partners and OEMs, with initial customer engagement supported by the distribution of development kits across multiple regions and application areas.

- USA

In 2025, the United States remained a strategic growth market for SEALSQ, driven by increasing demand for high-assurance cybersecurity solutions across enterprise, industrial, cloud infrastructure, and critical IoT applications. SEALSQ continued to strengthen its position as a trusted security partner through the expansion of its PKI Services offering and the introduction of Post-Quantum Cryptography (PQC) hardware-based solutions.

- Solid Business Growth

SEALSQ recorded continued business expansion in the US in 2025, supported by a growing market share in PKI Services and increased customer engagement throughout the year. Commercial momentum accelerated notably in the second half of the year as customers in the U.S. advanced their quantum-readiness and long-term security roadmaps materialized by new quantum-resistant product features requirements. SEALSQ delivered 22% revenue growth in the US in 2025 versus 2024, from $7.5 million to $9.1 million, excluding revenue from the newly acquired ASIC segment.

- Expansion of PKI Services

A major highlight of 2025 was the strengthening of SEALSQ's PKI Services footprint in the US. Customers increasingly adopted SEALSQ's PKI solutions to support secure identity, device authentication, and lifecycle key management, reinforcing SEALSQ's role as a long-term security services partner rather than a standalone technology provider.

- Strategic Partnerships in PQC Hardware

SEALSQ engaged in advanced discussions with key major US silicon providers to establish strategic partnerships aimed at promoting and commercializing PQC hardware-based products. These collaborations would be expected to accelerate market adoption of quantum-resistant security solutions by combining SEALSQ's cryptographic expertise with leading US silicon platforms.

- Expanding Customer and Partner Pipeline

In 2025, SEALSQ expanded its US pipeline through active engagement with enterprise customers, system integrators, and semiconductor partners, who showed strong interest in the SEALSQ Group's hardware-rooted PQC solutions and integrated PKI services. Several opportunities have progressed to advanced evaluation and co-development phases, reinforcing medium- and long-term revenue visibility.

4.1.3.2. ASIC Design Services with IC'Alps



The ASIC design business performance in 2025 was impacted by a temporary slowdown in new ASIC requests, primarily driven by reduced R&D investment in the automotive sector amid broader industry challenges. The outlook strengthened markedly in Q4 2025, fueled by positive feedback from long-standing IC'Alps customers on both the SEALSQ acquisition and the expanded opportunities in post-quantum cryptography (PQC) solutions made possible by SEALSQ Group synergies.

4.1.3.3. Trust Services



The trust services business, which includes PKI and provisioning solutions, 2025 was marked by significant expansion, with revenue increasing by 586% compared to 2024. Although it only contributed 2% of total revenue in 2025, growth for trust services was driven by increasing demand for secure device identity and lifecycle management across IoT applications, particularly in smart home ecosystems. The Company's PKI solutions gained traction with customers adopting interoperable standards such as Matter, supporting secure onboarding and authentication of connected devices.

The Company also advanced the deployment of its INeS Box, an on-premise PKI solution designed for secure factory provisioning. The platform gained initial adoption in Europe and generated growing interest in Asia, particularly in Japan, where demand is driven by emerging smart home and IoT standards.

4.1.3.4. Geographic Footprint Evolutions

- EMEA

In 2025, EMEA remained a key strategic market for SEALSQ, driven by increasing adoption of secure connectivity solutions across consumer, industrial, and smart home applications. SEALSQ continues to strengthen its position as a trusted security partner for leading global and regional OEMs.



A major highlight of 2025 was the achievement of a significant number of new design wins (confirmation that SEALSQ's product has been selected and will be built into a customer's product design) in 2025, 8 design-wins in 2025 versus 5 in 2024, with widespread adoption of the MATTER protocol. High-profile customers, including DeltaDore, Tedee, and Hager customers, validate SEALSQ's ability to support secure, interoperable smart devices at scale.

- Broad Geographic Adoption:

SEALSQ recorded strong MATTER-related design-win activity across multiple EMEA countries, including Estonia, Poland, Germany, and France. This broad regional adoption confirms SEALSQ's capability to scale its security solutions across diverse markets and applications.

- Expanding Customer Pipeline:

In 2025, SEALSQ engaged with more than 30 customers across EMEA who showed strong interest in the new QS7001 secure MCU and QVault TPM solutions and early adoption of post-quantum cryptography. Several customers have already initiated active development on the QS7001 platform, reinforcing future revenue visibility.

- Strategic Outlook:

With continued MATTER momentum, growing platform adoption, and a strong late-stage pipeline, SEALSQ is well positioned for sustained growth in EMEA, with increasing design-win-to-production conversion expected beyond 2025.

Japan

- Strong Market Momentum:

In 2025, Japan emerged as a key strategic growth market for SEALSQ, driven by accelerating demand for secure connectivity in smart home and HVAC applications. SEALSQ's technology alignment with local and global standards has positioned the company as a preferred security partner for leading Japanese OEMs.

- Major Design Wins in Smart HVAC:

A key milestone in H2 2025 was the achievement of multiple designs under development or design-wins with major air conditioning manufacturers, integrating MATTER protocol into next-generation products. These projects IN or WIN confirm SEALSQ's leadership in:

- Secure device authentication and lifecycle protection
- Interoperability with global smart home ecosystems
- Security architectures suited to long-lifecycle consumer appliances



- Local Ecosystem Leadership – ECHONET Lite:

SEALSQ's adoption of the ECHONET Lite protocol, Japan's dominant smart home and energy standard, has significantly accelerated customer engagement. This strategic move has strengthened SEALSQ's local credibility, simplified system integration, and increased demand for its security solutions among domestic players.

- Expanding Customer Pipeline:

In 2025, SEALSQ engaged with more than 30 Japanese customers, including OEMs and system integrators, showing strong interest in QS7001 secure MCU and QVault TPM solutions. These engagements span evaluation, design-in, and pre-production phases, creating a robust pipeline for potential future revenue growth.

- Strategic Outlook:

With strong growth, validated design wins, and deep alignment with Japanese standards like WI-SUN, MATTER and ECHOBET LITE protocols, SEALSQ is well positioned for sustained expansion in Japan. The market is expected to deliver continued revenue growth beyond 2025, driven by smart appliance adoption, increasing security requirements, and SEALSQ's differentiated secure hardware and software portfolio.

Taiwan

- Strong Market Momentum:

In 2025, Taiwan emerged as an increasingly strategic market for SEALSQ, driven by strong demand for secure hardware solutions and advanced embedded applications. SEALSQ is reinforcing its position within Taiwan's dynamic semiconductor and ODM ecosystem.

- Accelerating Design Activity in H2 2025:

A major highlight of 2025 was the significant number of new designs under development in H2, leveraging SEALSQ Secure Element solutions for smart metering applications with currently 3 new designs under development at customer for this application, drones, IoT modules, and e-token platforms. These developments demonstrate growing customer confidence in SEALSQ's secure hardware portfolio.

- Expansion into Emerging Applications:

In parallel, SEALSQ engaged in advanced technical and commercial discussions with multiple Taiwanese customers for drone applications during H2 2025, opening new opportunities in security-critical and high-performance embedded systems.

- Expanding Customer Pipeline:

In 2025, SEALSQ identified more than 25 active customer engagements in Taiwan, with strong interest in the QS7001 secure MCU and QVault TPM solutions, particularly for laptop and computing platforms.

Several customers have already initiated active project development on the QS7001 platform, reinforcing future production potential.

4.1.4. External Growth

4.1.4.1. IC'Alps Acquisition & Integration Progress



In 2025, SEALSQ completed the acquisition of 100% of the share capital and voting rights of IC'Alps. This acquisition marks a significant step in SEALSQ's strategic expansion into ASICs and post-quantum technologies.

This acquisition builds on SEALSQ's strategic initiative launched in 2024 to leverage its QS7001 quantum-resistant hardware architecture to address growing demand from major electronics manufacturers seeking custom quantum-resistant secure chips tailored to specific use cases. The expansion into the post-quantum ASIC segment represented a pivotal milestone in SEALSQ's industrial strategy, opening new business opportunities and revenue streams. IC'Alps, which had contributed to the design of SEALSQ's quantum-resistant platform, emerged as a natural partner to support and accelerate this strategy.

ASIC development is a highly complex process requiring precise customization, rigorous validation, and controlled manufacturing execution. The integration of IC'Alps brings together its advanced ASIC design expertise and established footprint in medical and automotive applications with SEALSQ's security IP portfolio, commercial reach, and supply chain capabilities. This combination is expected to accelerate development timelines, enhance scalability, and enable SEALSQ to deliver high-performance, tailored integrated circuits using competitive technologies across a wide range of applications.

As part of the acquisition, approximately 100 highly skilled engineers and professionals from IC'Alps' design centers in Grenoble and Toulouse joined SEALSQ. The acquisition strengthens SEALSQ's position in the security integrated circuits industry in both European and global markets and reinforces its long-term objective of delivering advanced post-quantum secure semiconductor solutions.

4.1.4.2. Quantix Edge Security Joint-Venture



Announced in the first half of 2025, Quantix Edge Security is a flagship public-private joint venture in Murcia, Spain, set up to develop a Semiconductor Design and Personalization Center backed by a €40 million investment. The Spanish government, through the Ministry for Digital Transformation and Public Administration, contributed €19.6 million via the PERTE Chip initiative, with additional funding from WISeKey, SEALSQ, Murcia-based companies OdinS and TProtege, and the Spanish Society for Technological Transformation (SETT). SEALSQ believes that this investment aligns with Spain's stated goal to invest €12.25 billion by 2027 to bolster its microelectronics and semiconductor capabilities, positioning Murcia as a global hub for secure microchip development.

The Semiconductor Design and Personalization Center will focus on post-quantum-resistant chip design based on RISC-V architecture, fully aligned with Common Criteria and NIST standards. The testing and secure personalization operations are planned to be fully operational by 2028. SEALSQ anticipates generating revenue in 2026 from this project by invoicing its professional services and licensing IP to the joint venture.

4.1.4.3. ColibriTD Investment & Technical Partnership



The first investment initiative in 2025 was to acquire a participation into ColibriTD, a Quantum-as-a-Service (QaaS) provider, announced in February 2025, aiming at leveraging ColibriTD's cloud-based quantum computing platform to enhance SEALSQ's quantum roadmap.

In June 2025, SEALSQ announced a key collaboration with ColibriTD and Xdigit, to establish an R&D roadmap to develop a quantum-based solution to improve semiconductor wafer yields at sub-7nm nodes. This project addresses IR Drop challenges, which cause power integrity issues, aiming to increase yields from 50% to 80% by using quantum algorithms to optimize chip design and manufacturing processes. The initiative also enhances resistance to side-channel attacks, strengthening the security of SEALSQ's quantum-resistant microcontrollers, such as the QS7001 and MS6003. By combining ColibriTD's QaaS capabilities for quantum simulation and Xdigit's expertise in IR Drop modeling, the project sought to reduce per-chip costs by up to 50% while advancing SEALSQ's leadership in secure, high-performance semiconductor solutions.

Pioneering industrial applications of quantum computing capabilities, SEALSQ, ColibriTD and BWT Alpine Formula One Team will also consider leveraging ColibriTD's PDE solver capabilities to explore improvements of fluid dynamics in motorsport racing as part of their technical collaboration.

Several additional investments in quantum startups and research initiatives are being discussed, targeting advancements in quantum-resistant chip design and cryptographic agility for IoT, automotive, and defense applications.

4.1.4.4. WISeSat.Space Investment & Partnership



Throughout 2025, WISeSat, a subsidiary of WISeKey, SEALSQ's parent company, advanced its space strategy through significant investments and strategic partnerships aimed at building a secure, post-quantum-ready Low Earth Orbit (LEO) satellite constellation for IoT connectivity and quantum-resilient communications.

In November 2025, SEALSQ Corp invested $10 million in WISeSat to support the development of a quantum-secure satellite infrastructure platform. SEALSQ's involvement is intended to advance the integration of its post-quantum cryptography, secure semiconductor and trusted identity technologies into a space-based environment that can support secure communications and related services for enterprise, governmental and other mission-critical use cases. This investment is part of SEALSQ's broader strategy of extending its security stack into complementary infrastructure layers where its technology may be deployed at scale.





122.3354
100.

SEALSQ's contemplated commercial model with WISeSat is based on an anticipated right of use for the capacity in an initial 12 satellites to be launched over an expected two-year period beginning in the last quarter of 2026, in order to use capacity in such satellites for SEALSQ and WISeSat's Quantum Spatial Orbital Cloud, or QSOC, initiative. Under this structure, WISeSat would retain legal ownership or primary interest and operational control of the satellites, including the related space and ground segment infrastructure, and would remain responsible for operating the constellation and providing the associated services. In addition, subject to the terms of the anticipated right of use, WISeSat will have the right to sell satellite capacity and services to other customers.SEALSQ would secure dedicated capacity for its QSOC initiative and would use that capacity to further develop a network for communications in a constellation of satellites under QSOC and to deliver its planned quantum-secure service layer.

The QSOC initiative plans to deploy up to a 100 satellite constellation delivering quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide. The project plans to deploy satellites incrementally from 2024 through Full Operational Capability (FOC) in 2033. At FOC, WISeSat is expected to operate a constellation providing dedicated QSOC for SEALSQ, and SEALSQ is expected to deliver a contractually guaranteed 99.9% uptime service-level agreement (SLA) to its customers.

The planned constellation to be operated by WISeSat aims to secure post-quantum transactions using tokens developed by SEALCOIN AG, a subsidiary of WISeKey. The WISeSat 3.0 launch in June 2025 included a proof-of-concept demonstrating SEALCOIN's capacity for autonomous machine-to-machine transactions, secured by SEALSQ's secure semiconductor technology.

The contemplated arrangement is expected to be documented through a right of use and an additional service agreement, setting out the specifications, performance standards and service requirements applicable to the provision of capacity and related operational support. Those specifications and agreements have not yet been finalized. SEALSQ expects the contractual framework to define the respective roles of the parties and support the commercial deployment of the contemplated capacity arrangement.

SEALSQ believes this structure may allow it to secure dedicated orbital capacity while preserving a clear separation between infrastructure ownership and commercial service delivery. SEALSQ also believes the structure may support a disciplined allocation of capital and a more scalable operating model for future space-based security services. There can be no assurance that the contemplated arrangements, documentation or service model will be completed on the terms currently anticipated, or at all.

4.1.4.5. EeroQ Investment & Partnership



In December 2025, SEALSQ made a strategic investment in EeroQ, a US-based quantum chip design company pioneering a breakthrough approach to building a quantum computer using electrons on helium (eHe).

EeroQ aims to build a large-scale quantum computer based on single electrons trapped on superfluid helium, a technology originally proposed in the late 1990s and now made feasible thanks to major advances in materials science, microfabrication, and cryogenic engineering.

EeroQ's design offers several key advantages that align with SEALSQ's long-term strategic priorities. Unlike other quantum computing architectures requiring datacenter-scale cryogenic infrastructure, EeroQ's qubits, based on the smallest particle in nature, enable the design of quantum processors as small as a thumbnail. EeroQ's platform is designed to be manufactured using standard semiconductor processes, directly compatible with SEALSQ's secure semiconductor personalization and OSAT capabilities. In addition, single-electron qubits offer promising metrics in coherence time, all-to-all connectivity, and mobility of qubits, enabling novel architectures.

This positions EeroQ as one of the most scalable approaches to quantum computing currently under development.

SEALSQ's investment in EeroQ strengthens its "Quantum Made in USA" vision and reinforces its commitment to strengthening the United States' leadership in quantum-resistant technologies and future quantum computing platforms by supporting the development of an integrated post-quantum and quantum-era semiconductor ecosystem combining post-quantum cryptographic chips that are already commercialized, quantum-resistant secure microcontrollers, advanced personalization centers in the USA, and future quantum accelerator chips developed in strategic partnership.

4.1.5. Other Business & Organization Highlights

4.1.5.1. Quality Management & ESG



In 2025, SEALSQ demonstrated its unwavering commitment to operational excellence, environmental stewardship, and robust governance through the successful renewal of key international certifications. Notably, the Company renewed its ISO 9001:2015 (Quality Management Systems) and ISO 14001:2015 (Environmental Management Systems) certifications by AFNOR for a three-year cycle, achieving this milestone with zero non-conformities.

This flawless audit outcome underscores the maturity and effectiveness of SEALSQ's integrated management systems, ensuring consistent delivery of high-quality, reliable post-quantum semiconductor and cybersecurity solutions while minimizing environmental impact through sustainable practices such as energy efficiency, waste reduction, and responsible resource use.

These achievements not only reinforce customer confidence and regulatory compliance — including alignment with frameworks like the EU's Corporate Sustainability Reporting Directive (CSRD) — but also advance SEALSQ's broader ESG strategy, positioning the Company as a trusted partner in building a secure and sustainable digital future.

4.1.5.2. Marketing & Communications Initiatives



In 2025, SEALSQ significantly amplified its marketing and communication initiatives to drive global awareness of its post-quantum cybersecurity solutions, spearheaded by the launch of the QS7001 quantum-resistant chip in Q4 2025, by launching a targeted PR campaign in partnership with SparkPR, a leading U.S. tech marketing agency, that started to generate widespread media coverage and position the Company as a pioneer in quantum-secure hardware.

Strategic partnerships, such as the collaboration with BWT Alpine Formula One Team, were highlighted through high-profile events, including the partnership kick-off at the Las Vegas Grand Prix on November 19-21, 2025, where SEALSQ hosted an exclusive launch event integrating quantum technology demonstrations with motorsport innovation to engage stakeholders in secure, high-performance applications.
The Company also organized a "Quantum Days" event in May in France, gathering experts for discussions on post-quantum and space security, featuring live demonstrations of quantum-resistant algorithms like Kyber and Dilithium to showcase technological advancements.

The Company's participation in the IQT Quantum + AI Summit (Q+AI) in October further elevated visibility and coincided with the debut of SEALSQ's QS7001 product to underscore its role in unbreakable security. Carlos Moreira, SEALSQ's CEO, delivered the opening keynote on "AI Meets Quantum: Building Unbreakable Post-Quantum Security" and joined a CEO roundtable alongside industry leaders.

Complementing these efforts, the inauguration of the IC'Alps facility in Grenoble in November 2025 marked the launch of the Franco-Swiss Quantum Corridor, an event that highlighted Europe's first sovereign quantum-resistant ASIC (QASIC) project and reinforced SEALSQ's commitment to sovereign innovation through collaborative showcases and executive engagements. These initiatives collectively enhanced brand recognition, fostered key industry relationships, and supported revenue growth by aligning SEALSQ's quantum-ready portfolio with emerging market demands.

4.1.6. Strategic Outlook 2026

The Evolving Landscape of Secure Semiconductors

SEALSQ is pleased to provide management's assessment of, and views on, the semiconductor industry for the upcoming years. SEALSQ believes this assessment and these views are critical in understanding SEALSQ's strategy and competitive advantage described below.

Introduction

The semiconductor industry is at the edge of a discontinuity and profound revolution due to rising complexity, cost, and the impact of disruptive technologies like GenAI, quantum computing, and chiplets.

Semiconductors continue to be the crucial component of intelligent services and devices, with the market expected to reach $1 trillion by 2030[7].

Hardware-based security is increasingly becoming a pillar of national cybersecurity and OEM strategies, especially in response to emerging quantum threats.

Software alone cannot provide complete protection. Hardware-based security measures are essential to defend against physical attacks, including tampering and side-channel leakage.

SEALSQ is one of the few companies worldwide with the capability to design and certify secure chips at Common Criteria EAL5+ level or higher.

OEMs like Apple, Google, Tesla, and SpaceX are increasingly building their own chips to secure control over critical functions. Chiplets offer a dual opportunity: embedding secure IP into general-purpose chips or creating standalone secure chiplets with high certification.

4.1.6.1. Market Drivers



Regulations

The industry is shifting from "security as a feature" to "security as a legal prerequisite" as legacy encryption is being systematically phased out to mitigate the quantum threat.

2026 Outlook

SEALSQ believes that 2026 is a critical compliance "cliff" for two major reasons:

- EU Cyber Resilience Act (CRA) Deadlines: By September 11, 2026, manufacturers must comply with the CRA's strict vulnerability reporting obligations. This mandates that any "product with digital elements" sold in the EU must have documented security lifecycles. Non-compliance now risks fines of up to €15 million or 2.5% of global turnover.

[7] https://www.pwc.com/gx/en/industries/technology/pwc-semiconductor-and-beyond-2026-full-report.pdf





- CNSA 2.0 Networking Compliance: In the U.S., the National Security Agency (NSA) has set 2026 as the milestone for traditional networking equipment (VPNs, routers) to support and prefer CNSA 2.0 (Post-Quantum) algorithms. This forces a rapid refresh cycle for hardware infrastructure handling sensitive data.

The Quantum Threat: Beyond 2026

The "Harvest Now, Decrypt Later" (HNDL) risk has transitioned from a theoretical concern to a boardroom priority. By 2027 and beyond, the trend shifts toward Quantum-Safe-by-Design:

- Hybridization as the Standard: Post-2026, SEALSQ believes that most regulated industries (Finance, Healthcare) will mandate Hybrid Cryptography. This uses a "dual-wrap" approach, combining classical ECC/RSA with NIST-standardized PQC (like ML-KEM and ML-DSA) to ensure security even if one algorithm is compromised.

- The "Quantum-Safe" CE Mark: As the CRA moves toward full application in 2027, "state-of-the-art" requirements will likely include quantum resistance for long-lived devices (e.g., smart meters, industrial controllers).

- Cryptographic Agility: The industry focus is moving beyond just "updating keys." Regulations will increasingly require Crypto-Agility, where systems are designed to swap out entire cryptographic suites via firmware updates without hardware redesigns.

Sovereignty

Since 2025, digital sovereignty has transitioned from a policy discussion to a technical mandate for the global supply chain. Central to this shift is "Geopatriation" – the requirement that the anchors of digital identity, such as Roots of Trust and PKI, must be housed within defined national or geopolitical boundaries. SEALSQ's response to this evolution of the geopolitical landscape and supply strategy is to provide sovereign semiconductor design, test, PKI and Root–of-Trust infrastructures and capabilities, particularly in the US ("Made in USA Strategy") and Europe.

Sovereign Root of Trust (RoT)

The market has moved away from a "universal cloud trust" model. SEALSQ believes that in 2026, the EU Cyber Resilience Act (CRA) and U.S. Executive Order 14028 (via CNSA 2.0) could create a demand for "Local Roots", such as:

- National Trust Anchors: Governments are increasingly mandating that critical infrastructure (energy, defense, healthcare) use Roots of Trust managed on domestic soil. This prevents foreign entities from having the "kill switch" capability to revoke certificates or push unauthorized firmware.

- Quantum Sovereignty: SEALSQ believes a major 2026 trend will be the creation of sovereign post-quantum Roots of Trust. Nations are racing to establish their own PQC-ready trust chains to ensure long-term data "immutability" and protection against future decryption by rival nation-states.



Sovereignty in Manufacturing: Secure Injection

The device digital credentials injection phase (injecting certificates and keys) during manufacturing is now the most sensitive part of the chip supply chain from a sovereignty perspective.

To avoid shipping unprovisioned chips across borders, OEMs are using localized personalization centers. This allows for the injection of Sovereign Identities at the point of assembly, ensuring that a device destined for the U.S. market receives a U.S.-managed identity, while a device for the EU receives an EU-compliant one.

The "Clean Room" Requirement: Manufacturing partners (Foundries and OSATs) are being audited for "Sovereign Compliance." In 2026, "In-Country Injection" mandates are expected to be implemented, where the final cryptographic "birth" of a device must occur within the target market's borders to ensure no third-party interception of primary seeds or keys.

PKI and Digital Autonomy

PKI services are expected to focus on Decoupling and Portability in 2026. This decoupling is achieved through Crypto-Agility and SBOM integration, as detailed below:

- Vendor Lock-in Resistance: Sovereignty now includes the ability to migrate PKI hierarchies without re-tooling hardware. This is achieved through Crypto-Agility, where devices are designed to trust multiple "Sovereign Sub-CAs" that can be rotated as geopolitical alliances shift.

- Supply Chain Attestation (SBOM): Beyond just the key, the PKI is used to sign the Software Bill of Materials (SBOM) during manufacturing. In 2026, a device cannot be "onboarded" to a sovereign network unless its identity is cryptographically tied to a verified, signed list of its software components.



Quantum Sovereignty Investments (U.S. Focus)

To accelerate its "Made in USA Strategy" and deliver sovereign quantum capabilities, SEALSQ has deployed capital through the Quantum Fund. Key actions include:

- Strategic investment in EeroQ (December 2025), a U.S.-based quantum chip design house developing scalable electron-on-helium processors.

- Follow-on investment in EeroQ (February 2026) to deepen collaboration.

- Positioning for vertical integration of post-quantum security with future quantum hardware.

- Quantum Capabilities: Investments target full sovereign quantum ecosystems — from secure post-quantum Roots of Trust to CMOS-compatible quantum processors — enabling end-to-end protection of U.S. critical infrastructure and national trust anchors against geopolitical and quantum risks.



Consortiums & Alliances Standards

In 2026, the IoT landscape is expected to be characterized by unification and sovereignty. Major alliances have shifted from simply defining connectivity to enforcing security standards that align with global regulations like the EU Cyber Resilience Act (CRA). SEALSQ, as an active member within some consortiums like the ones mentioned below is expected to raise awareness on its advanced product offering which complies with these consortiums' standards, identify potential commercial partners in these alliances, and benefit from the marketing efforts deployed by these consortiums and alliances:



Connectivity Standards Alliance (CSA): Matter 1.5 and Beyond

In late 2025 and into 2026, the CSA has solidified Matter 1.5, which expanded the ecosystem into high-impact categories:

- New Device Support: Native integration for security cameras (using WebRTC), smart closures (gates, blinds), and soil sensors.
- Energy Management: Matter now features advanced "Energy Management" clusters, allowing devices to respond to real-time grid carbon intensity and dynamic tariff pricing—a key 2026 trend for sustainability.
- Aliro: The new "Aliro" standard for smart locks has reached maturity, ensuring mobile devices and wearables act as universal digital keys across brands.

FIDO Alliance: Passkey Maturity & Digital Credentials

The FIDO Alliance has moved beyond simple login replacement to comprehensive identity wallets:



- CTAP 2.2 / 2.3: The release of CTAP 2.2 has standardized "Hybrid Transport," allowing a passkey on a phone to effortlessly unlock a laptop or IoT terminal.
- Credential Exchange: 2026 will mark the launch of workstreams for Digital Credentials, allowing users to store and share verified IDs (like driver's licenses) using the same phishing-resistant FIDO protocols.

Wi-SUN Alliance: The Smart City Backbone

The Wi-SUN Alliance is dominating the "Field Area Network" (FAN) for utilities and smart cities:

- FAN 1.1 Adoption: 2026 expects the mass rollout of FAN 1.1, which provides higher data rates and lower latency for AMI 2.0 (Advanced Metering Infrastructure).
- Scalability: Wi-SUN mesh networks are expected to be used in 2026 to manage nearly half a million streetlights in single deployments (e.g., Miami and Paris), serving as the communication layer for EV charging and air quality sensors.





TCG & GSMA: The Hardware Trust Anchors

- Trusted Computing Group (TCG): The focus in 2026 is expected to be post-Quantum TPMs. TCG has finalized specifications for TPM 2.0 (version 1.85+) to support ML-KEM and ML-DSA, ensuring that "Measured Boot" remains secure against quantum threats.

- GSMA: The push is for eSIM/iSIM for LPWAN. GSMA's 2026 roadmap focuses on the "SGP.32" specification, which simplifies remote provisioning for constrained IoT devices, removing the need for physical SIM swaps in massive industrial deployments.

ECHONET Consortium

The ECHONET Consortium, primarily dominant in Japan and East Asia, has entered 2026 as a pivotal player in the global "Energy IoT" and "Carbon Neutrality" movements. As of early 2026, the cumulative shipment of ECHONET Lite-certified devices has surpassed 160 million units, driven largely by mandatory smart meter rollouts and air conditioning standards.

To align with global regulations like the EU Cyber Resilience Act, the ECHONET Consortium has introduced new security layers. In late 2025, the Security Function Certification Working Group was established. By 2026, new AIF (Application Interface) certifications require rigorous device authentication to prevent unauthorized grid-scale manipulation.

4.1.6.2. Key Target Market Trends


Statistic Graph
2026
Jan12
Jan21

TPM Market

In 2026, the Trusted Platform Module (TPM) market is expected to transition from a PC-centric security component to a universal "Hardware Root of Trust" across all connected industries. The global market is valued at approximately $3.35 billion in 2026, maintaining a robust CAGR of over 13%.

The Post-Quantum Cryptography Pivot (PQC)

SEALSQ believes that 2026 is the year of TPM 2.0+. As regulatory mandates like CNSA 2.0 and the European Quantum Act (expected in 2026) take hold, the market is shifting toward quantum-resistant chips including the following:

- Hybrid Implementations: Leading vendors like SEALSQ are shipping TPMs that support hybrid cryptographic suites, combining classical RSA/ECC with ML-KEM and ML-DSA to protect against "Harvest Now, Decrypt Later" threats.

- SEALSQ's QVault™: New product categories like the QVault TPM are entering mass production, specifically designed for industrial and government sectors requiring long-term data protection.







- Cloud-Edge Synergy: TPMs are now essential for "Attestation" services in cloud-edge computing, where the TPM provides a hardware-verified report of a device's health before it is allowed to access the 2026 "Zero-Trust" enterprise networks.

Secure ASICs Market

The global secure ASIC market is experiencing sustained growth driven by increasing security requirements across critical infrastructures, defense systems, industrial automation, automotive, healthcare, and connected IoT applications, reinforced by quantum computer threats and new regulations such as CNSA2.0 in the US.

Unlike general-purpose microcontrollers or programmable devices, secure ASICs enable the integration of advanced security functions directly into silicon, offering higher performance, lower power consumption, and a reduced attack surface. The rising adoption of hardware-based roots of trust, secure enclaves, and embedded cryptographic accelerators, combined with the need for long product lifecycles and regulatory compliance and needs for highest level of certification, is reinforcing demand for custom and semi-custom secure integrated circuits.

The emergence of post-quantum cryptography requirements is creating a new generation of secure ASIC designs, as customers anticipate future quantum computing threats and seek long-term protection of sensitive data. As a result, secure ASICs are increasingly viewed as a strategic foundation for trusted digital systems in both sovereign and commercial markets.

PKI Market

SEALSQ believes that the IoT Device Identity market will reach a critical inflection point in 2026, with the global PKI market projected to be worth approximately $8.48 billion growing at a 20.5% CAGR until 2035. The "identity-first" security model is no longer optional, driven by strict global mandates like the EU's CRA.

In SEALSQ's view, this inflection point is the result of the following trends in the industry:

During Manufacturing: The "Secure Birth" Trend

In 2026, SEALSQ believes that manufacturing PKI will focus on Zero-Touch Provisioning (ZTP) and localized trust anchors given the following industry trends.

Factory-Floor Sovereignty: Manufacturers are increasingly deploying "PKI-in-a-box" solutions (like SEALSQ's INeS Box) to issue unique digital birth certificates locally. This prevents "gray market" overproduction and ensures keys never leave the secure boundary of the factory.

Supply Chain Attestation: There is an industry-wide surge in the use of Software Bill of Materials (SBOM) signing. PKI is used to cryptographically sign not just the firmware, but the entire build manifest at the point of origin, ensuring end-to-end integrity before the device even leaves the factory.


JECT ANN Xv ADVANCED ARTIFICIAL NEURAL NETWORK

During Lifecycle: Automation or Outage

Beyond the "Secure Birth" at the manufacturing stage, 2026 is expected to be defined by the Shortened Certificate Lifespan challenge. The following factors are viewed as drivers for this challenge:

The 200-Day Standard: With public TLS (Transport Layer Security) lifespans dropping to 200 days in early 2026 (and heading toward 45 days in 2029), manual certificate management has become a liability. Automated Certificate Lifecycle Management (CLM) is now the market standard for IoT fleets.

Post-Quantum Readiness: 2026 market leaders are expected to shift toward Hybrid PKI. Devices are being provisioned with dual-signature certificates (Classical + PQC) to ensure they remain reachable as networks begin enforcing quantum-resistant handshakes.

Provisioning & Test Services Market

The market for Provisioning and Wafer Test services (OSAT) is shifting from a standard high-volume manufacturing step to a critical security and reliability bottleneck. This shift consists of the following:

Security-by-Design & "Zero-Touch" Provisioning: OSATs are no longer just testing electrical signals; they are increasingly responsible for Secure Provisioning. This involves injecting unique device identities (keys/certificates) into Secure Elements or TPMs at the wafer level.

Regulatory Compliance (CRA & NIST): New regulations like the EU Cyber Resilience Act (CRA) are forcing OEMs to prove the integrity of their chips. This drives demand for OSATs to provide an "Identity Birth Certificate" for every chip, often linked to an SBOM (Software Bill of Materials) signed at the factory.

Security provisioning is the critical industrial process of injecting unique cryptographic "birth identities"—such as private keys and X.509 digital certificates—into semiconductor chips or electronic boards during the manufacturing phase. By using a Hardware Security Module (HSM) to manage these secrets within the factory, manufacturers ensure that every device leaves the assembly line with a hardware-anchored Root of Trust that cannot be duplicated or extracted. This process is essential for preventing counterfeiting, ensuring secure boot, and enabling "Zero-Touch" onboarding, where a device can automatically and securely connect to a cloud platform the moment it is powered on for the first time.

4.1.7. Competitive Landscape

SEALSQ stands out with its value proposition as unique player capable to play on three different and very specialized markets: Hardware embedded security, custom IC design services (IC'Alps), and Trust services. SEALSQ achieves a distinctive positioning on each market as illustrated below.

4.1.7.1. Embedded Security (Semiconductors & Firmware)


Competition Mapping on Embedded Security
(Software & Hardware)
Embedded Security Provider
IP, Software Security (Trust Zone & TEE)
Hardware with certified Lab (TPM, SE)
Broadliner Chip Maker
SEAL SQ
OpenSSL
ARM
nuvoTon
1
2
3

Custom Semiconductor Design Services


CC EAL certifications and associated product
On-demand IP / Chiplet
ASSP / ASIC
From Software
From EAL2+
EAL4+
To EAL7 certification
SEAL SQ
THALES
AUSTRIACARD
nuvoTon
IDEMIA
Panasonic
SAMSUNG
Atos
PRIMX
From ANSSI CC certified Catalog – March 26

Competition Mapping on Trust Services

IoT Device Identity Provider

Pure Software Players

Legacy (Public CA & PKI)

Broadliner (Corporate / User / Device)

DEVICE AUTHORITY
KEYFACTOR
aws
KUDELSKI IoT THINGS
intertrust
THALES
HID
SEAL SQ
1 digicert
2 GlobalSign
VENAFI
appviewX
neXus
AtoS
3 ENTRUST
4 SECTIGO

4.1.8. Go to Market Strategy & Product/Services Roadmap

4.1.8.1. Go to Market Strategy



SEALSQ's expertise spans the full hardware spectrum, including standard chips, custom chip design, and security IP and secure enclaves. This positioning has been further strengthened by the recent acquisition of IC'Alps in France, which brings SEALSQ critical ASIC and custom chip design capabilities.

SEALSQ is uniquely positioned to execute a three-phase quantum product roadmap that begins in the short term with the commercialization of the first post-quantum cryptography (PQC) standard chip on the market—the QS7001, which was launched in Q4 2025. This roadmap continues in the mid-term with the development of custom integrated circuit solutions, the QASIC (Quantum ASIC – Application-Specific Integrated Circuit), and related security IP offerings. In the long term, SEALSQ aims to provide secure system solutions for next-generation architectures, including chiplet-based Hardware Security Modules (CHSMs) tightly coupled with pre-certified secure enclaves and security IP integrated into larger chips.

SEALSQ's positioning is differentiated by internally developed security and PQC IP and by its ability to achieve the highest levels of hardware certification, including Common Criteria EAL5+.

The QASIC initiative will form a cornerstone of SEALSQ's roadmap for post-quantum Hardware Security Modules (HSMs) and secure microcontrollers used in critical infrastructures, defense systems, IoT devices, and AI applications.

4.1.8.2. Product & Hardware Design Roadmap



Short Term

In the short term, SEALSQ will commercialize its existing QS7001 platform (PQC hardware platform only) and/or the QVault TPM (PQC hardware and software–compliant platform). These solutions will be offered either as discrete packaged integrated circuits to be integrated by customers onto their printed circuit boards (PCBs), or as bare die to be integrated directly into customer System-in-Package (SiP) solutions.

Mid Term

In the mid-term, SEALSQ plans to develop a custom integrated circuit embedding post-quantum cryptography secure elements, targeting certifications including FIPS 140-3, Common Criteria, and relevant governmental or agency approvals. Under the preferred operating model, which remains to be validated, SEALSQ would provide a secure hard macro, while a strategic partner would integrate and commercialize the final integrated circuit.

Long Term

In the long term, SEALSQ aims to co-develop a next-generation platform combining a chiplet-based Hardware Security Module (CHSM), a companion secure enclave, and integrated trusted services, addressing the security requirements of future system architectures.

Finally, in SEALSQ's model, like other secure chip manufacturers, a critical additional step is the injection of keys and certificates, performed either at the wafer level or after packaging. This Test & Personalization (or provisioning) process embeds credentials such as identities, cryptographic keys, and certificates directly into the chip, enabling trusted security features and making the hardware ready for secure deployment. Test and Personalization Center projects are already being launched in Europe (Murcia, Spain) and South Korea.

4.1.8.3. Trust Services Roadmap

Personalization & Test

The global semiconductor supply crisis of 2022–2023, combined with increasing geopolitical instability, exposed two structural vulnerabilities in the global economy:

- **The critical dependence of all major industries on semiconductors**, with widespread supply disruptions affecting automotive, consumer electronics, network infrastructure, industrial equipment, and defense-related systems. Much like oil, semiconductors are foundational to modern industrial production.

- **A high level of geostrategic concentration**, with semiconductor manufacturing and processing largely dependent on a limited number of countries, primarily in Southeast Asia, creating systemic supply and security risks.



At the same time, the rapid evolution of cyber threats—particularly the emergence of quantum computing—represents a paradigm shift in digital security. It is expected that quantum computers will be capable of breaking current cryptographic standards within seconds. In response, regulators in Europe (through the CRA) and the United States (e.g., CNSA 2.0 & EO 14144) are mandating the adoption of **post-quantum cryptography** starting in 2027 for all systems related to national security, a scope that effectively extends to most connected and embedded systems.

SEALSQ's Roadmap responds to these challenges:

To address both supply-chain sovereignty and next-generation cybersecurity, SEALSQ's strategy is to build **regional semiconductor hubs**, in partnership with local industrial and institutional players, integrating three high-value segments of the semiconductor value chain:

- **Custom, post-quantum enabled microcontroller design**, the root of trust of electronic systems, including the engineering required for industrial-scale production.
- **Testing**, ensuring that every microcontroller is individually validated before customer delivery.
- **Secure provisioning (personalization)**, where software, cryptographic material, and unique digital identities are embedded into each chip.

Provisioning is becoming a decisive strategic differentiator. In regulated markets such as automotive, national identity, and IoT across industrial sectors, government authorities increasingly require each semiconductor to embed a **tamper-proof digital identity** to protect against cyberattacks and counterfeiting.

After having signed and kicked-off the first regional semiconductor hubs in Murcia – Spain, and building on this foundation, SEALSQ is actively engaging with partners to establish two additional Custom Design, Test, and Personalization hubs in 2026, one in the United States and one in Asia, further expanding its global footprint and reinforcing its leadership in post-quantum semiconductor security.

RoT & PKI services

SEALSQ's strategic roadmap is built on 4 phases: Phase 1 was implemented in 2025, with the other phases in progress:

Phase 1: High-Assurance Device Identity (Foundation)

The focus was to establish in 2025 the hardware-backed root of trust consisting of the following.





- Hardware-to-Cloud Binding: Leverage INeS to manage certificates where private keys are generated and stored inside Secure Elements (VaultIC) or TPMs.
- Automated Enrollment: Deploy EST (Enrollment over Secure Transport) or CMPv2 protocols via INES APIs to eliminate manual certificate injection and enable "Zero-Touch" onboarding.
- Cloud-to-Edge Bridge: Integrate INeS with IoT Hubs (AWS IoT, Azure IoT, or private MQTT brokers) to ensure the device identity is the primary key for all telemetry data.

Phase 2: Post-Quantum Readiness & Crypto-Agility

The focus started in 2025 and will continue in 2026 around future-proofing the infrastructure against quantum computing threats expected to consist of the following.

- Hybrid PKI Deployment: Start issuing "hybrid" certificates through INeS, containing both classical (ECC/RSA) and Post-Quantum Cryptography (PQC) signatures (e.g., ML-DSA/Dilithium).
- Algorithm Rollover: Test the ability of your IoT fleet to handle larger PQC keys and signatures without bricking legacy hardware.
- HSM Migration: Ensure the HSMs connected to INES are firmware-upgraded to support FIPS-certified PQC algorithms.

Phase 3: Supply Chain Security & SBOM Integration

The focus started in 2025 and with new developments anticipated in 2026, is to link "who the device is" with "what the device is running." This integration is expected to involve the following:

- Signed SBOMs: Implement a workflow where every software build generates an SBOM. This SBOM must be digitally signed using the INES Code Signing service (backed by HSMs).
- Immutable Manifests: Store the hash of the signed SBOM on-chain or in a secure ledger, indexed by the device's PKI serial number.
- Vulnerability Mapping: Use the SBOM to proactively notify the PKI manager if a device identity should be suspended because its software version contains a critical CVE.



Phase 4: Extended Trust Services (The "Digital Twin" of Trust)

The objective is to move beyond authentication to verifiable assertions and will require clarifying requirements, initiating prototypes before development. This objective is based on the following:

- Verifiable Credentials (VCs): Transition from simple X.509 certificates to VCs for device attributes (e.g., "This device is certified for medical use" or "This device is owned by Company X").

- Dynamic Trust Scores: Implement a system where a device's "Trust Level" is calculated based on its PKI validity + its current SBOM integrity + its behavioral analysis.

- Cross-Domain Federation: Use INeS to allow your IoT devices to be recognized by partner ecosystems (Interoperability) using standardized trust lists.

Roadmap includes also a Key Management System (KMS), to enable a shift from a purely "identity-focused" view (PKI) to a "secret-focused" view. While the PKI handles certificates (Public Trust), the KMS manages the operational keys (Symmetric keys, API keys, and App-level secrets) that make the IoT ecosystem functional.

4.1.9. Acquisition Strategy





SEALSQ's acquisition and investment strategy is designed to reinforce its position across secure semiconductors, post-quantum cryptography, and trusted digital infrastructure. As part of this strategy, in February 2025, SEALSQ announced the launch of its Quantum Fund with an initial allocation of $20 million assigned to invest in pioneering startups specializing in quantum computing, Quantum-as-a-Service (QaaS) and AI-driven semiconductor technologies. The Quantum Fund has evolved with a total allocation of $200 million to invest as of March 27, 2026, with a goal to accelerate the development of a fully integrated Quantum Vertical Sovereign Stack: an end-to-end Root to Qubit ecosystem that ensures technological independence, security and resilience in the Quantum era.



SEALSQ actively evaluates acquisition opportunities across the following 8 complementary strategic categories, each aligned with its long-term technology roadmap and platform-driven growth strategy.



1. Design Houses or IP Providers (PQC / Embedded Security)

SEALSQ targets ASIC, SoC, chiplet design houses, and security IP providers to expand its post-quantum hardware portfolio and replicate the IC'Alps integration model, with a strong preference for US-based assets.

2. Embedded Software and Security-Centric Operating Systems

Acquisitions in this category aim to complement SEALSQ's secure hardware with embedded operating systems and secure execution environments, enabling platform openness and third-party integration.





3. Post-Quantum Cryptography Software

SEALSQ evaluates PQC software providers to enable hybrid deployments on non-PQC hardware and broaden its coverage across software-based and mixed post-quantum implementations.

4. AI for Security or Security for AI

This direction focuses on technologies leveraging AI to enhance hardware security or providing hardware-based trust to protect AI models and workloads.

5. Post-Silicon Services (Test and Personalization)

Targets include secure test, provisioning, and cryptographic personalization capabilities that support industrial-scale deployment of secure semiconductors.

6. Security Services and Transaction-Based Trust Solutions

SEALSQ seeks service platforms for post-quantum-ready key management, device onboarding, credential lifecycle management, and secure transactions to support recurring revenue models.

7. Certification, Attack, and Compliance Services

This category addresses certification labs, attack labs, and compliance-as-a-service providers that accelerate alignment with evolving security and post-quantum standards.

8. Quantum Computing Ecosystem

SEALSQ selectively engages with quantum hardware and software players to co-validate its post-quantum platforms and prepare for future quantum-era compatibility. SEALSQ prioritizes targets located in Europe or North America, with clear strategic alignment to its secure semiconductor and post-quantum roadmap as well as quantum ambition. Preferred companies demonstrate differentiated technology or IP, experienced teams, and commercially validated solutions, with a focus on disciplined integration and long-term value creation.

4.2. WISeSat.Space, Our Secure Satellite-Based IoT Communication Vertical

Picosatellites and low-power sensors provide the first cost effective and secure IoT connectivity solution for anywhere on Earth.

4.2.1. Backgroud and Vision





WISeSat is WISeKey's space technology subsidiary focused on the development of secure satellite infrastructure and related space-based services. During 2025, WISeSat continued to expand its activities in low Earth orbit ("LEO"), combining satellite connectivity, secure communications, digital identity, and post-quantum security technologies across a growing ecosystem of industrial and institutional partners.

Historically, WISeSat's proposition was centered on secure satellite-enabled IoT connectivity for remote and difficult-to-serve environments. That positioning remains relevant for certain applications. From the end of Q4 2025 through the first quarter of 2026, WISeSat has diversified its offerings to include a joint QSOC offering with SEALSQ and further evolved its offerings toward a broader and more differentiated role: serving as a secure orbital infrastructure layer for sovereign, defense, critical-infrastructure and other security-sensitive applications.

In this context, WISeSat is increasingly positioning itself as a space-infrastructure platform, rather than primarily a generic IoT operator. As a space-infrastructure platform, WISeSat is designed to support higher-value secure communications, authentication, digital trust and selected data and transaction services from orbit. As a secondary endpoint, WISeSat continues to support lower-value secured communications in IoT and device-to-device connectivity, which remain important application layers within its model.

This strategic evolution is reflected in WISeSat's growing alignment with SEALSQ's post-quantum semiconductor and security stack and in the development of the QSOC, or Quantum Spatial Orbital Cloud roadmap. The QSOC is intended to become a secure, satellite-native orbital architecture through which WISeSat would provide the space and ground infrastructure, while selected quantum, post-quantum and cybersecurity capabilities would be contributed by SEALSQ and other ecosystem partners. As the program develops, future platform generations may support a wider range of capabilities, including secure communications, post-quantum cryptographic services, digital identity and trust infrastructure, direct-to-device connectivity, selected sensing functions, onboard processing and other sovereign digital infrastructure services.



SEALSQ's contemplated commercial model with WISeSat is based on an anticipated right of use for capacity in an initial 12 satellites to be launched over an expected two-year period beginning in the last quarter of 2026, in order to use capacity in such satellites for SEALSQ and WISeSat's Quantum Spatial Orbital Cloud, or QSOC, initiative. Under this structure, WISeSat would retain legal ownership or primary interest and operational control of the satellites, including the related space and ground segment infrastructure, and would remain responsible for operating the constellation and providing the associated services. In addition, subject to the terms of the anticipated right of use, WISeSat will have the right to sell satellite capacity and services in those 12 satellites to other customers. SEALSQ would secure dedicated capacity for its QSOC initiative and would use that capacity to further develop a network for communications in a constellation of satellites under QSOC and to deliver its planned quantum-secure service layer.

WISeSat's initiative plans to deploy up to a 100 satellite constellation. The QSOC initiative is designed to deliver quantum key distribution (QKD), quantum random number generation (QRNG), and post-quantum identity services as a subscription offering to enterprises and governments worldwide. The project plans to deploy satellites incrementally from 2024 through Full Operational Capability (FOC) in 2033. At FOC, WISeSat is expected to operate a constellation providing dedicated QSOC for SEALSQ, and SEALSQ is expected to deliver a contractually guaranteed 99.9% uptime service-level agreement (SLA) to its customers.

WISeSat's objective is therefore to build a secure and scalable European-rooted space-infrastructure platform capable of addressing both sovereign and commercial use cases, while maintaining a strong emphasis on cybersecurity, resilience, trusted identity and Swiss-rooted governance. WISeSat is also at the forefront of creating an Ultra-Secure Picosatellite Solutions, in collaboration with its ally, FOSSA Systems. It champions the cause of secure IoT communication via space-based networks, harnessing the latest cryptographic innovations to guarantee safe and instantaneous data exchanges across diverse sectors, safeguarding the sanctity and privacy of the data transmitted.

WISeKey's investment in FOSSA in 2021 helped establish the initial technical and operational foundations of WISeSat. Building on that base, and in alignment with the Group's broader capabilities in cybersecurity, semiconductors and post-quantum technologies, WISeSat is now pursuing a more differentiated position in secure space infrastructure.
On November 9, 2025, WISeKey entered into a definitive business combination agreement with Columbus Acquisition Corp., a publicly traded special purpose acquisition company, pursuant to which WISeSat is expected to become a publicly listed company on the Nasdaq Stock Market following completion of the transaction.



4.2.2. Wisesat.space's platform, capabilities and ecosystem



WISeSat's platform is designed to combines three main elements: orbital assets, ground infrastructure and an integrated security layer.

At the orbital level, WISeSat has developed and accessed nanosatellite capabilities through a combination of in-house missions, strategic investments and industrial partnerships. These assets have supported secure IoT, telemetry, proof-of-concept device-to-device connectivity, and the testing of cybersecurity and transaction-related payloads in orbit. During 2025, WISeSat continued to work with existing LEO assets while preparing for the next phase of constellation development.

At the ground level, WISeSat intends to expand its operating footprint through dedicated antenna and ground-segment infrastructure, including in Switzerland and other geographies under consideration. This ground capability is an important element of WISeSat'sthe company's WiseSat's long-term model, as any scaled constellation strategy requires not only orbital assets but also secure command, control, monitoring and data-management infrastructure.



At the security layer, WISeSat benefits from the broader WISeKey and SEALSQ ecosystem, including Root of Trust, PKI, and secure authentication, post-quantum cryptographic technologies. This allows WISeSat to position its space activities within a differentiated trust architecture rather than as a pure connectivity offering. During 2025, this integration also extended into proof-of-concept work around tokenised transactions and secure digital interaction from orbit.

WISeSat's ecosystem strategy is intended to accelerate deployment while reducing execution risk. Rather than relying solely on a vertically built constellation from day one, the company has pursued partnerships and access arrangements that provide interim operational capability, diversified launch options and industrial flexibility. These relationships also support the gradual transition from current nanosatellite-based activities toward larger and more capable future platforms.



In parallel with the development of its flight business, WISeSat also initiated work during the second half of 2025 on a user-segment concept for secure device-to-device communications. This project is intended to explore a pocket-sized communication device integrating SEALSQ's quantum-ready semiconductor technology and multi-constellation access. The concept is designed as an intermediate step that could address nearer-term market needs while preparing the eventual integration of WISeSat's own secure and sovereign constellation resources. WISeSat PocketQube satellites, a miniaturized 5x5 cm picosatellite platform developed in partnership with FOSSA are designed to provide secure, space-based IoT connectivity, now enable all IoT sectors to connect at planetary scale.




Secure end-to-end Encryption / IoT communication
1 The distributed sensors collect and encrypt the data with a secret key that only the client knows.
2 This encrypted data is sent to the satellite, where it is received and routed automatically to the ground station.
3 The ground station receives the encrypted data, and sends it to the network server.
4 The network server can decrypt the content and show the data for analysis.



4.2.3. Commercial positioning and application areas



Utilities: Energy & Water Distribution

WISeSat's commercial positioning is increasingly centered on security-sensitive and infrastructure-oriented use cases where trust, resilience, sovereignty and remote access matter more than commodity bandwidth.

The company sees the most relevant longer-term applications in the following areas:

1- Sovereign and defense communications

Secure communications, resilience against disruption, trusted device authentication and independent access to orbital infrastructure are increasingly important for defense and national-security stakeholders. WISeSat's activities with the Swiss Armed Forces and its broader strategic orientation have reinforced this positioning.

Potential Use Case: Secure Communications for Deployed Teams

A government or defence customer operating in remote or degraded environments may require resilient communications that do not depend solely on terrestrial networks. In such a scenario, WISeSat's future satellite infrastructure could support secure field communications, trusted device authentication and resilient connectivity between deployed teams, command functions and mission-support systems.
WISeSat's role would be to provide the orbital and ground infrastructure layer, while the broader WISeKey and SEALSQ ecosystem could contribute trusted identity, secure elements and post-quantum cryptographic protection. This type of potential use case reflects WISeSat's strategic focus on sovereign and security-sensitive communications rather than mass-market connectivity.





3- Secure device-to-device and field communications

WISeSat sees growing relevance in secure communications devices and hybrid architectures combining existing constellations with Swiss-rooted security and cryptographic layers. This is particularly relevant for government, security-force and enterprise environments requiring resilient non-terrestrial communications.

Potential Use Case: Handheld Secure Communication Device for Non-Terrestrial Networks.

WISeSat is exploring a user-segment concept involving a pocket-sized communication device designed to connect through non-terrestrial networks while embedding Swiss-rooted security and post-quantum cryptographic technologies. Such a device could be used by enterprise, government or security users requiring mobile communications outside conventional coverage areas.

This type of architecture could combine existing constellation access with a secure cryptographic layer at the device level, while preparing for later integration with WISeSat's own future sovereign constellation resources. It is intended as a practical bridge between today's addressable market needs and WISeSat's longer-term orbital infrastructure strategy.



4- Digital trust, authentication and transaction services from orbit

WISeSat's integration with the broader WISeKey, SEALSQ, and SEALCOIN ecosystem provides a specialized advantage in authenticated machine-to-machine communication, secure digital identity, and select tokenized transaction applications—all transaction use cases supported by space-based infrastructure.

Potential Use Case: Authenticated Machine-to-Machine Transactions

In certain environments, connected devices must do more than exchange data-they must also authenticate themselves, execute trusted interactions, and support automated machine-to-machine transactions. In this type of scenario, WISeSat's orbital infrastructure could provide a secure space-based layer supporting authenticated digital interaction between devices, sensors or connected assets.

Combined with the broader WISeKey, SEALSQ and SEALCOIN ecosystem, such a use case may extend beyond communications into trusted identity, secure transaction validation and selected tokenised service models. This represents a differentiated application of space infrastructure in which trust and cryptographic security are central to the value proposition.





5- European and Swiss New Space ecosystem enablement



Over time, WISeSat also intends to serve as a modular in-orbit platform through which selected third-party technologies, subsystems or payloads may gain flight heritage and validation in a secure operational environment. This role is increasingly relevant as WISeSat moves toward larger future platforms under the QSOC roadmap.

Against this background, WISeSat no longer presents itself principally through broad consumer or utility-style verticals, such as farming, water distribution or pipeline monitoring. While such applications may still exist at the edge of the addressable market, WISeSat's strategic emphasis has shifted toward sovereign, defense, critical-infrastructure and high-trust digital use cases, where its combined space and cybersecurity positioning is more distinctive.

Potential Use Case: In-Orbit Validation Platform for Swiss Space Technologies

As WISeSat develops more capable future platforms, it intends to create opportunities for selected third-party technologies, subsystems or payloads to be tested and validated in orbit. In this scenario, WISeSat would act as a modular in-flight platform through which emerging Swiss space companies could gain flight heritage, accelerate development cycles and demonstrate the relevance of their technologies in an operational environment.

This use case supports WISeSat's ambition not only to build its own infrastructure, but also to contribute to a broader Swiss and European New Space ecosystem around sovereign and secure space capabilities.

6-Sovereign Digital Infrastructure from Orbit



WISeSat's Quantum Spatial Orbital Cloud ("QSOC") is designed to provide a sovereign, space-based digital infrastructure layer, enabling secure communications, identity, and data services beyond the constraints of terrestrial networks. By operating a constellation of quantum-capable satellites under Swiss jurisdiction, the platform is intended to deliver a legally anchored and cryptographically controlled environment in which governments, defense organizations, and critical infrastructure operators can deploy trusted digital services with reduced exposure to foreign regulatory or technological dependencies.

Each satellite operates as a secure node combining post-quantum cryptographic identity, key management, and communications capabilities, supporting services such as authentication, secure data exchange, and resilient connectivity. This architecture extends traditional terrestrial trust frameworks into orbit, enabling continuity of operations in degraded or contested environments, while maintaining end-to-end control over identity, encryption, and data flows.

Within this model, QSOC is intended to operate as a satellite-native infrastructure platform, where sovereignty is enforced both at the legal level—through Swiss governance and control—and at the technical level—, through hardware-rooted cryptographic trust, post-quantum security, and controlled certificate issuance. This dual anchoring is designed to address increasing demand for independent, resilient, and verifiable digital infrastructure across defense, government, and regulated industries.

Potential Use Case: Trusted Identity and Secure Access in Remote Environments

Future sovereign and enterprise users may require trusted digital identity, secure credentialing and protected access to systems operating in remote environments. In such a case, WISeSat's infrastructure could support a space-based trust layer enabling secure identification of authorized devices and users, alongside resilient communications links.

This type of application illustrates WISeSat's strategic shift toward higher-value secure infrastructure use cases where trusted identity and cyber resilience matter as much as connectivity itself.

7 SIGINT: Communications & Electronic Intelligence



WISeSat intends to equip its new generation satellites with advanced hardware that can locate electronic devices emitting signals by analyzing radio frequencies captured from space. This capability has critical applications in defense and search & rescue operations, such as tracking ships or vehicles in remote areas. WISeSat is planning to expand the range of signal types it can detect and improve the precision of its location capabilities.

Additionally, WISeSat is planning to include high-precision clocks into its satellites, enabling more reliable positioning services than standard GNSS (GPS) systems. While GNSS is widely used, recent conflicts have revealed its vulnerability to jamming and spoofing, leading to inaccurate or false location data. WISeSat's lower-altitude satellites might provide more robust and secure signal transmissions, reducing susceptibility to these disruptions.

STRATEGIC EVOLUTION TOWARD QSOC

QSOC represents the next stage of WISeSat's strategic development.

As currently envisaged, QSOC is intended to be a secure orbital architecture in which WISeSat provides the space and ground infrastructure and selected ecosystem partners contribute quantum, post-quantum and cybersecurity technologies. The long-term ambition is to create a satellite-native platform capable of supporting secure communications, trusted identity, post-quantum security services and other digital infrastructure functions from orbit.

The first phases of this roadmap are expected to rely on progressively more capable satellite generations, moving beyond the current nanosatellite model toward larger platforms with greater payload flexibility, longer mission endurance and broader application potential.

QSOC remains a roadmap rather than a completed operating system. Its timing, scale and commercial realization remain dependent on technical validation, financing, launch cadence, regulatory factors and customer demand. Nevertheless, the direction of travel is now clearer than under WISeSat's earlier standalone IoT framing: the company is seeking to build a secure orbital infrastructure platform with sovereign and strategic relevance, rather than simply extending a conventional IoT connectivity model into space.



4.2.4. Recent developments in 2026



Significant Expansion of WISeSat's 2024 Strategy

The following developments during 2025 illustrate WISeSat's transition from an early secure-IoT space proposition toward a broader secure space infrastructure and QSOC-oriented model:

Satellite launches and in-orbit validation.

WISeSat continued the deployment and validation of its orbital capabilities during 2025, including launches that incorporated enhanced cybersecurity and post-quantum-related technologies. These missions supported the testing of secure communications, cryptographic functionality and related proof-of-concept applications in orbit.

SEALCOIN and secure transaction proof-of-concept from space.

During 2025, WISeSat advanced proof-of-concept work linking satellite infrastructure, post-quantum security and tokenised transactions. This included mission activity designed to demonstrate authenticated and secure transaction capabilities from orbit in conjunction with the broader WISeKey and SEALSQ ecosystem.

Ground-segment expansion.

WISeSat strengthened its ground infrastructure during 2025, including through additional dedicated antenna capability in Spain and further planned installations in Switzerland. This supports real-time monitoring, secure mission control and the management of an expanding satellite fleet.

WISeSat Iberia.

In 2025, WISeSat created a subsidiary in Cádiz, Spain, intended to support the development of a European industrial and technological ecosystem in the space and quantum domains and to provide a base for selected ground-segment and R&D activities.

Astrocast collaboration.

WISeSat entered into a strategic collaboration agreement with Astrocast in June 2025, under which it may access capacity on Astrocast's operational nanosatellite constellation. This arrangement is intended to complement WISeSat's own development roadmap by providing additional coverage and flexibility for selected IoT and critical-infrastructure use cases during the build-out period.

Industrial ecosystem development.

During 2025, WISeSat also expanded its industrial ecosystem through partnerships and memoranda of understanding with space-sector counterparties, including around software-flexible satellites, diversified launch options and secure payload integration. This reflects a deliberate strategy to reduce dependence on a single platform, geography or industrial route.



Swiss Armed Forces collaboration.

WISeSat continued to deepen its strategic collaboration with the Swiss Armed Forces during 2025. This relationship has become increasingly important in shaping the company's positioning around sovereign, secure and defense-relevant space capabilities.

User-segment and device-to-device concept development.

In the second half of 2025, WISeSat initiated work on a secure field-communications concept intended to connect users through multi-constellation non-terrestrial networks while embedding Swiss-rooted security and post-quantum cryptography at the device layer. This is intended to serve as a preliminary bridge toward the future deployment of WISeSat's own sovereign constellation resources.

Taken together, these developments show a business that is moving beyond its original narrow description as a satellite IoT connectivity provider. By the end of 2025, WISeSat had established the core elements of a broader strategic direction: secure orbital infrastructure, stronger ground control capability, deeper cybersecurity integration, a more defense- and sovereignty-oriented value proposition, and a clearer roadmap toward QSOC.

4.3. WISe.ART, Our Secure Fine Art and Luxury Marketplace

A fully-fledged digital asset marketplace leveraging NFT-technology, designed to connect major players in the arts industry.

4.3.1. Overview



In 2025, WISe.ART migrated to a new more user-friendly V3 Web 3.0 platform, enhanced with several new features for both artists and collectors, the most important one being that we are now smart phone friendly (i.e., users can create profiles, connect their wallet, upload and acquire NFTs with their phones). This latest state-of-the-art version is expected to grow its community of international artists and collectors further, starting from over 3,000 works and a total art value estimated at close to $35 million. As the first platform to offer phygital packages since inception as well as being active in fundraising for worthy global causes, we believe to be part of the trend setters as the rest of the Web 3.0 environment is now also focusing on these two matters.

WISe.ART strives to deliver white-glove support to those who have entrusted the platform with their art and valuables, and to meet with collectors to accompany them in their art choices. With the V3 version now available we have already signed up new artists who chose to select HEDERA as their preferred blockchain for their uploads.

Another feature which is much appreciated by our users is the ability to import pre-minted NFTs from other platforms. With the winding down of marketplaces like Makersplace we have received several enquiries from artists and collectors to consolidate their portfolios on WISe.ART.

Publicly, WISe.ART continued to increase its structured visibility on social media and contributed to many public events locally and throughout Europe such as ArtGeneve, ONUART, NFC Lisbon, MonacoOne, Montreux Jazz Crypto event.

4.3.2. About WISe.ART

WISe.ART is a comprehensive multi-blockchain secured marketplace designed to connect all actors involved in the fine arts and luxury industry.

WISe.ART aims to revolutionize the art world by combining cutting-edge technology with the timeless beauty of artistic expression.

In 2025, most of the Web 3.0 workers returned to physicality and WISe.ART is well positioned in that we have always promoted this since inception to Corporate and Private Foundations, Museums, artists and collectors.



Key features of WISe.ART

- Digital Certificates of Authenticity (NFTs): WISe.ART's unique concept of a digital certificate of authenticity represented as a non-fungible token (NFT). These NFTs live forever on the blockchain, unchanged and unchallengeable, serving as proof of the buyer's ownership of a specific piece of art.

- Authenticated and Signed Digital Assets: WISe.ART ensures that each digital asset is authenticated and signed, creating an irreversible link to the physical object. This process provides proof of ownership, provenance, and contracts outlining future use and monetization streams.

- Linking Digital Assets to Physical Objects: The NFTs not only represent the digital asset but also link it irreversibly to a physical object, enhancing transparency and trust in the art market and the UNHNI community. This offer is growing globally throughout the Web 3.0 community. With its V3 we are now able to offer immediate tokenization of proof of ownership certification for every physical asset. We believe to be the first to offer this service to potential collectors.

- WISe.ART's innovative IoT pending developments ensure that we are currently writing a unique luxury lifestyle AI language for ultra-high-net-worth individuals ("UHNWI") to privately consolidate dreams, needs and ideas into a personalized intelligent agent for convenience and security.



4.3.3. WISe.ART Userbase



WISe.ART is accessible to a diverse audience within the arts and luxury industry. Key groups that could benefit from using WISe.ART include:

- **Artists and Creators:** WISe.ART provides a user-friendly anonymous platform for artists and creators to showcase their work, create digital certificates of authenticity (NFTs), and link their digital assets to physical objects. Artists can leverage this technology to protect their intellectual property and establish provenance.

- **Collectors and Buyers:** Art collectors and buyers can use WISe.ART to verify the veracity of the artworks they acquire. The NFTs serve as irrefutable proof of ownership and can enhance the value of their collections over time.

- **Galleries and Museums:** Institutions in the art world can collaborate with WISe.ART to tokenize their collections, create NFTs for artworks, and ensure transparency in transactions. This technology can revolutionize how galleries and museums manage and display art.

- **Auction Houses and Dealers:** Auction houses and dealers can integrate WISe.ART into their processes to verify provenance and track artworks. The secure NFTs provide peace of mind to both sellers and buyers during auctions and sales.

- **Logistics and Insurance Companies:** By using digitalized certification, responsibility can be spread more evenly as items can be tagged and recognized with a simple scan. Collected Data about each piece can be processed, and the information cannot be altered nor tampered with.

- **Art Enthusiasts and Curators:** Anyone passionate about art can explore WISe.ART's marketplace, discover new artists, and engage with the art community. Curators can curate digital exhibitions and promote emerging talents. The community, which continues to grow on social media, allows multiple protagonists to exchange and interact, building a more stable way of collecting art.

4.3.4. 2025 EVENTS

ArtGeneve Art Week 2025 – We were invited to join Espace_L with a project by NacocaKo about augmented reality in the Swiss waterway system. During the week, artists Yan Balestra, Isabelle Wachsmuth and Dorian Gray performed in multiple venues promoting WISe.ART with their art works.

Paris AI Film Awards – We were invited to be part of the jury and previewed some 80 short films. In exchange, we received prominent signage opportunities throughout this international event.

ONUART at the Civilisations Room – AI and Human Rights were discussed and WISe.ART presented Devy Man, winner of the 2023 AI Film Award, Founder of the AI International Film Festival and Dorian Gray who presented his 20versionsong.com AI project and performed live in front of the Chinese delegation – Guest of Honour for the occasion. As a result, we were invited to be part of the jury for the Youth Film Awards in New York later in the year.

Ylan Anoufa "Bears" partnership with Millenium Hotels – Ylan uploaded privately 100 NFTs to be gifted to the UHNW clients of the Hotel chain worldwide. This is the first edition and if successful, the hotel management plans another 9900 NFTs throughout the years to come.

NFC Lisbon – WISe.ART Artist Faben was invited to have a booth to present his AI assisted Holographics. We welcomed the opportunity to speak at the event and present the WISe.ART platform.

OneMonaco – WISe.ART artists Faben and Devy Man proudly represented the WISe.ART enhanced new platform at the first edition of this new event during the Monaco Art Week.

Crypto Jazz Event Montreux – WISe.ART was invited to moderate the panel on AI and Music.On this occasion we presented Dorian Gray who performed live to an audience expert in the music and crypto environment.

Mayte Spinola Gold Medal Awards - For the second time, WISe.ART and Grupo Pro Arte y Cultura presented the 2025 Annual Mayte Spinola Gold Medals Awards in Madrid and the Cosmic Christ art piece by Mayte Spinola was tokenized from space with the help of the WISe.Sat project. This event received extensive coverage in the Spanish media and was attended by several UHNWI.

4.3.5. WISe.ART Outlook

The entire WISe.ART team looks forward to growing its community of users while continuing to follow the trends and remain at the forefront of technology implementing WISeKey's security protocols and working hand in hand with the Group's production partners like SEALCOIN and WISeSat.





4.4. SEALCOIN, Our Transactional IoT (t-IoT) and Machine-to-Machine (M2M) Communication Vertical

A Revolution in Transactional Machines – Innovation tailored for the Internet of Things (IoT) and Machine-to-Machine (M2M) ecosystem

4.4.1. Overview



SEALCOIN introduces a revolutionary services platform designed to empower devices within the Internet of Things (IoT) ecosystem and autonomous AI agents to autonomously transact and coordinate service-for-payment exchanges. At the heart of this ecosystem lies its dedicated utility token, QAIT, which serves as the primary medium for facilitating transactions and interactions among devices and participants

The SEALCOIN platform will address the increasing demand for secure, automated value exchange in a world where machines and AI agents potentially operate as independent economic actors. As devices become more interconnected and capable of autonomous decision-making, SEALCOIN provides the decentralized infrastructure they need to authenticate, coordinate, and transact with minimal human oversight.

Key features of the SEALCOIN platform include:

Autonomous Transaction Facilitation: SEALCOIN empowers IoT devices and AI Agents to initiate and complete transactions autonomously, streamlining the process of service provision and payment settlement.

Smart Contract Integration: Through the utilization of smart contracts, SEALCOIN ensures the secure and transparent execution of agreements between parties, enhancing trust and reducing transactional friction.

Enhanced Security and Privacy: SEALCOIN leverages blockchain technology to provide robust security measures and safeguard sensitive data in the digital realm, ensuring the integrity and confidentiality of transactions within the ecosystem, secured physically through the Secure Element of a device.

Scalability and Interoperability: With a focus on scalability and interoperability, SEALCOIN aims to support a diverse range of IoT devices and services, facilitating seamless integration and interaction across various platforms and protocols.

Global Accessibility: SEALCOIN's utility token serves as a universal medium of exchange within the platform, enabling seamless transactions and interactions among AI Agents and IoT devices and participants worldwide.



In summary, SEALCOIN has the potential to be a groundbreaking solution that harnesses the power of blockchain technology to revolutionize transactions within the IoT ecosystem. By enabling machines to transact autonomously and organize service-for-payment exchanges, SEALCOIN could pave the way for a more efficient, secure, and interconnected future for the network participants.

4.4.1.1. Introduction



Background

SEALCOIN is a pioneering entity poised to revolutionize decentralized services. Backed by over 25 years of industry-leading experience in developing secure semiconductor chips, embedded firmware, and trusted hardware provisioning services, SEALCOIN is establishing itself as a trusted partner in safeguarding digital assets.

Through the seamless integration of Decentralized Ledger Technology (DLT) components, SEALCOIN bridges the gap between physical secure infrastructure and the digital integrity of DLT. This fusion crystalized around cryptographic structures not only ensures the highest level of security and reliability but also paves the way for a safer and more connected world.

By prioritizing security, transparency, and trust, SEALCOIN is leading the charge towards a future where decentralized services redefine the boundaries of innovation and connectivity. Together, we embark on a transformative path towards a future where the physical and digital worlds converge seamlessly, ushering in an era of unparalleled connectivity and safety.

Core Functionalities

SEALCOIN enables autonomous AI-to-AI, Device-to-Deviceand Agent-to-Device transactions, secured by embedded secure elements, elliptic curve cryptography (ECC), and blockchain integration.

In generic terms, SEALCOIN uses the technology inside a semiconductor's device to validate and verify a transaction. The Secure Element embedded in the device protects the private key and the certificate representing the device's unique identity. The key is using the same elliptic curve cryptography (ECC) used on a Decentralized Ledger Technology (DLT) and therefore the device can simultaneously authenticate and sign a transaction on the chain.

The architecture can be described as follows:

- Secure Identity: Devices are provisioned with a digital certificate protected in a tamper-resistant secure element.
- On-chain Authorization: Devices sign transactions directly with private keys, verifying identity and data integrity.
- Ledger Transparency: Transactions are immutably stored on a Decentralized Ledger Technology (DLT) network.
- Smart Contracts: Pre-defined, self-executing agreements orchestrate interactions across the ecosystem.

This architecture enables M2M deployments that eliminate intermediaries in automated service exchanges, providing transparency, scalability, and cryptographic security.SEALCOIN is building a scalable ecosystem designed with future ready components, leveraging open-source innovation to enable seamless SDK & API connectivity for full interoperability across IoT networks. As development progresses, AI agents will optimize transactions and monetization, empowering businesses and developers to integrate, scale, and thrive in a secure, efficient, and decentralized IoT economy.

SEALCOIN Platform integrating WISEKEY's assets for Machine-to-Machine transactions:


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4.4.1.2. SEALCOIN Token

The QAIT token remains central to the SEALCOIN platform, underpinning both its economic and security infrastructures. Over the period, the PoSy framework has continued to structure the token's dual role as a governance and operational asset, enabling both secure device onboarding and transactional settlement within the ecosystem.







1- Core Utility Functions

QAIT tokens function as digital access credentials for the SEALCOIN platform. They are locked into smart contract-governed pools to enable:

- Secure onboarding and authentication of IoT devices and AI Agents;
- Prevalidation of devices to ensure compliance with minimum security standards;
- Allocation of access slots for devices based on the quantity of tokens locked.

The locking mechanism ensures alignment between network trust, device identity, and token commitment. Higher lock ratios (number of tokens / number of devices in a given pool) correlate with higher capacity and trust within the network.

2. Decentralized Payment Instrument

QAIT tokens serve as a medium of exchange for:

- AI-to-AI, Device-to-Device and Agent-to-Device transactions between platform users;
- Payments to access platform-level services (e.g., energy analytics, predictive services);
- Settlement of fees within PoSy pools, with embedded smart contract-based routing.

Each transaction contributes a portion of the transferred value to the PoSy pool that originally validated and secured the device, creating a self-sustaining economic incentive structure.

3. Pool-Based Incentive Distribution

Participants locking tokens in PoSy pools are rewarded based on:

- The number of active devices under their pool;
- The volume and frequency of transactions;
- Contribution to ongoing security and reliability enforcement.

Rewards are paid out from a network-level Security Reward Pool and are subject to periodic distribution schedules. Pools with better performance metrics and higher locked volumes are granted increased operational privileges.

4. Governance Participation

Governance rights are proportional to the amount of QAIT locked, reinforcing long-term alignment and responsible participation. Token holders may propose and vote on key ecosystem updates, validator criteria, and economic parameters.

5. Compliance and Risk Mitigation

Malicious or inactive devices trigger penalties, including slashing of locked tokens. This economic deterrent mechanism ensures ongoing compliance, discourages fraudulent behavior, and reinforces trust in decentralized onboarding.

4.4.1.3. 2025 strategic developments



In 2025, SEALCOIN evolved from initial platform exposure and framework definition to advanced infrastructure capabilities. Key priorities included optimization, long-term security and AI-driven transactional use cases.

The year began with the **SEALCOIN beta launch at the World Economic Forum in Davos (January 2025)**, providing partners with early access to decentralized functionalities including device onboarding, transaction execution, and service orchestration. This was followed by the **introduction of the PoSy framework (April 2025)**, enabling secure and scalable device onboarding through cryptographic identity, flexible governance via participation in device pools, and interoperability across t-IoT networks with privacy-by-design principles.

Subsequently, SEALCOIN **resubmitted its whitepaper to FINMA** in April 2025, which confirmed the token's classification as hybrid, supporting both utility and payment functions. This reinforced regulatory positioning and clarified the token's role within the ecosystem. In parallel, the platform expanded its infrastructure with the introduction of **marketplaces, fleets, and pools**, enabling modular and scalable deployments across industrial, mobility, and smart city environments.

A **satellite proof-of-concept (PoC) with WISeSat.Space and FOSSA** was successfully carried out in April 2025, demonstrating secure machine-to-machine communication via low Earth orbit satellites, including signed IoT transactions from off-grid devices and blockchain-based settlement via Hedera. This milestone included the first satellite-enabled microtransaction using SEALCOIN.

The token was also **rebranded from TIOT to QAIT**, reflecting its positioning around quantum-grade security, artificial intelligence integration, and transactional settlement. An **independent security audit conducted in Q1 2025** confirmed the absence of critical vulnerabilities and validated core infrastructure robustness, while identifying optimization areas such as header hardening and DoS mitigation. By the end of H1 2025, the platform reached **production readiness**, with QAIT token issuance scheduled in 2026.

In H2 2025, SEALCOIN extended its technological capabilities further. A **third satellite PoC with WISeSat.Space** advanced the architecture from satellite-assisted relay to **satellite-native transactional participation**, where satellites act as autonomous economic actors capable of storing, selling, and delivering data. This included secure transaction relay, hardware-backed data protection via embedded secure elements, and end-to-end encrypted delivery to authenticated devices.

The platform also underwent **significant improvements to reduce its agent footprint reduction and increase modularity**. These changes lowered binary size and memory consumption while decoupling core components such as security, transaction signing, and orchestration. As a result, the platform can now be deployed on constrained IoT hardware, microcontrollers, and low-power edge devices, expanding the addressable market.



Additionally, SEALCOIN introduced **AI agent and API-based transactional workflows**, allowing autonomous agents to authenticate, negotiate, execute, and settle transactions within defined policy constraints. This supports use cases such as automated procurement, inventory management, and service acquisition via APIs, extending the platform beyond physical IoT devices to digital autonomous actors.

Finally, SEALCOIN aligned its platform with WISeKey's **post-quantum security roadmap**, ensuring compatibility with post-quantum-ready secure elements and cryptographic primitives for identity, transaction signing, and long-term data integrity, strengthening its suitability for mission-critical and long-lived deployments.

LOOKING AHEAD

As SEALCOIN transitions to production, strategic focus areas include:

- Enterprise adoption across energy, automotive, and telecom sectors
- Integration with AI and compute providers for real-time bidding and orchestration
- Continued regulatory collaboration and sandbox pilots
- Expansion of node infrastructure and global fleet activation

CONCLUSION

SEALCOIN is building the technological and operational foundations to lead the evolution of decentralized autonomous economies with regulatory frameworks continuing to develop. With the QAIT token, PoSy framework, and secure device infrastructure continuously evolving and being enhanced, the platform is positioned to activate the next frontier of the machine economy, where trust, autonomy, and cryptographic certainty will define a new economic model.

4.5. WISeID, Our Trust Services and Digital Identity Vertical

Offers digital identities and security services to protect electronic transactions and personal data.

4.5.1. Overview – WiseID, our trust services vertical



WISeKey, through its WISeID Trust Services vertical is responsible of the hosting, operation, compliance and commercial services delivery under the Trusted Roots of the OISTE Foundation. This has been enriched in 2025 with a new set of Roots that address the new needs of the PKI ecosystem, such as stronger encryption, automation and crypto-agility.

4.5.2. Milestones for 2025:



Optimization of the "Unified Trust Center"

WISeID's Trust Services vertical is comprised of a full range of managed cloud services to enable trusted and verified digital identities. In 2025, WISeID delivered milestones such as the optimization of its "Unified Trust Center." WISeKey keeps evolving and improving its High Security Trust Center, which serves as the foundation to deliver trust services both internally, serving the needs of SEALSQ (PKI for IoT) and other initiatives of WISeKey, and externally, serving global customers. This Unified Trust Center brings greater advantages to the Group, such as cost reduction and unified high-security practices.

Expansion of the Managed PKI customer base

WISeKey has significantly expanded its business related to Transport Layer Security (TLS, a widely adopted security protocol designed to facilitate privacy and data security for communications over the internet) and Personal Digital Certificates, with higher footprint in regions such as APAC, thanks to a key channel agreement.

Improvement of the WISeID platform for personal digital identity

WISeID is now recognized as a fully-fledged solution for personal identity, which has been adopted by the Government of Seychelles as its National ID platform. WISeID has been enriched with new features such as Document Signing, and is evolving to add Web 3.0 capabilities, such as Distributed Identity.

WISeID is present in the relevant PKI consortiums (such as the CAB/Forum and the PKI Consortium) with active participation in shaping the new compliance requirements and evolution towards post-quantum cryptography, ensuring the alignment of WISeKey's Trust Services with the latest standards.



Relevant announcements in 2025:

- **WISeKey's WISeID Empowers Users with Digital Identity Control in a Geopolitically Uncertain World**
- **WISeKey WISeID Provides Healthcare Security with Decentralized Digital Identities**
- WISeKey, OISTE Foundation, Abraham House (AbrahamID.Com), and GFLI Announce Major Milestone in Landmark Global Initiative to Deliver Digital Identity to Over One Billion People
- **WISeKey, SEALSQ, OISTE Foundation, and the United Nations Alliance of Civilizations Unite to Launch HUMAN-AI-T, a Global Initiative to Embed Humanity into Artificial Intelligence UNAOC AI for #OneHumanity: Human-Centered Artificial Intelligence**
- **WISeKey Expands Implementation of Digital Identity Solutions from Seychelles to Africa: Empowering Nations with Secure National ID Systems**
- WISeKey and OISTE.ORG Generate and Launch a Post-Quantum Cryptography Root Key to Defend Against Quantum Cyber Threats
- WISeKey Renews WebTrust Compliance for OISTE/WISeKey Global Root of Trust
- **WISeKey Unveils Its Next-Generation WISeID: A Fully Decentralized Identity Platform for People and Objects**

4.5.3. Use Cases

SeyID: National ID for Seychelles

In 2024 WISeKey successfully expanded the capabilities of SeyID, including the introduction of a "Document Wallet" feature, which allows Seychellois citizens to receive official documents issued by the Government, such as birth certificates or vaccination proofs, in digital format, from the "SeyID App", eliminating the need to carry the physical documents in their daily activities.



TLS Business: CertifyID TLS Manager

In 2024 WISeKey enhanced its capabilities thus becoming an incumbent player in the business around TLS (SSL) certificates. A new platform allows the delivery of B2B services, such as "Managed PKI" services, attending the needs of both large consumers and resellers.

5.

COMPENSATION REPORT




Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch


BDO Ltd
Route de Meyrin 123
P. O Box 150
1215 Geneva 15

To the general meeting of

WISeKey International Holding Ltd

General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Compensation Report according to Articles 734a-734f CO

(for the period from 01.01.2025 to 31.12.2025)

30 April 2026

Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Route de Meyrin 123
P. O Box 150
1215 Geneva 15





STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding AG, Zug

Report on the Audit of the Compensation Report according to Articles 734a-734f CO

Opinion

We have audited the compensation report of WISeKey International Holding Ltd (the Company) for the year ended 31 December 2025. The audit was limited to the information pursuant to Art. 734a–734f of the Swiss Code of Obligations (CO) in the tables marked “audited” on pages 96 to 105 of the compensation report.

In our opinion, the information pursuant to Art. 734a–734f CO in the accompanying compensation report complies with Swiss law and the Company’s articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the “Auditor’s Responsibility for the Audit of the Compensation Report” section of our report. We are independent of the Company in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, applicable to financial audits of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the tables marked “audited” in the compensation report, the consolidated financial statements, the stand-alone financial statements and our auditor's reports thereon.

Our opinion on the compensation report does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the compensation report, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the audited financial information in the compensation report or our knowledge obtained in the audit or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the Compensation Report

The board of directors is responsible for the preparation of a compensation report in accordance with the provisions of Swiss law and the Company’s articles of incorporation, and for such internal control as the board of directors determines is necessary to enable the preparation of a compensation report that is free from material misstatement, whether due to fraud or error. It is also responsible for designing the compensation system and defining individual compensation packages.





Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Route de Meyrin 123
P. O Box 150
1215 Geneva 15

Auditor's Responsibilities for the Audit of the Compensation Report

Our objectives are to obtain reasonable assurance about whether the information pursuant to Art. 734a–734f CO is free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of this compensation report.

As part of an audit in accordance with Swiss law and SA-CH, we exercise professional judgement and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement in the compensation report, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal controls.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made.

We communicate with the board of directors and its relevant committee regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide the board of directors and its relevant committee with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

Geneva, 30 April 2026

BDO Ltd

Nigel Le Masurier
Auditor in Charge
Licensed Audit Expert

Sascha Gasser
Licensed Audit Expert



5.1. Introduction

In accordance with article 734 and articles 734a to 734f of the Swiss Federal Code of Obligations ("CO"), the remuneration of members of the Board of Directors and the Executive Management of WISeKey International Holding AG (the "Company", and together with its subsidiaries "WISeKey" or the "Group" or the "WISeKey Group") is disclosed below for the periods ended December 31, 2025 and 2024.

This Compensation Report should be read in conjunction with the compensation policy as disclosed in the Corporate Governance Report presented in this Annual Report on page 106.

5.2. Compensation Policy

5.2.1. Board of Directors

It is our general policy that compensation for the members of the board of directors of the Company (the "Board") consists of a mix of cash and equity, including equity incentive awards and awards of stock options, in order to ensure a commitment to the long-term success of the Company.

5.2.2. Executive Management



Our compensation strategy aims to compensate the members of the Executive Management in line with industry standards and as a fair reward for their success in implementing the Company's strategy, expansion plans and performance targets.



The key underlying elements taken into account to define the Executive Management compensation are:

- **Alignment with industry standards** – in order to attract and retain talented executives and employees, the Nomination & Compensation Committee has ensured that the various compensation elements are reasonable and in line with the compensation of similar listed companies benchmarking against sources such as the BDO 600 Report, S&P 600 Small Cap report and white papers from other recognized institutions.

- **Alignment with shareholders' interests** – part of the compensation of the Executive Management consists of equity incentive awards and/or equity stock options or shares in order to ensure that the Executive Management works towards the long-term success of the Company and takes into account shareholders' interests to define and plan the Company's future.

- **Compensation in line with performance and results** – part of the Executive Management's compensation is variable and may therefore be linked to the achievement of the strategic objectives defined by the Company.



5.3. Determination of Compensations

5.3.1. The Nomination & Compensation Committee



The Nomination & Compensation Committee assists the Board in the preparation of compensation proposals for members of the Board and the Executive Management to be submitted for approval to the annual general meeting of shareholders of the Company (the "General Meeting"). Further tasks and responsibilities of the Nomination & Compensation Committee are set forth in articles 23 et seq. of the articles of association of the Company (the "Articles").

In line with the requirements of the CO, the Nomination & Compensation Committee members are elected annually and individually by the General Meeting. Members can be re-elected. Should a vacancy in the Nomination & Compensation Committee arise, the Board would appoint a new member from the Board until the following General Meeting.

The Nomination & Compensation Committee aims to meet as and when necessary in view of the Company’s activities and will hold at least two meetings per financial year.

The chairman of the Board and the members of the Executive Management are not present at meetings where their personal compensation is discussed.

Members of the Nomination & Compensation Committee were elected at the General Meeting held on June 27, 2025, each for a term extending until completion of the next General Meeting. The Nomination & Compensation Committee consists of non-executive members of the Board. As at December 31, 2025, the following members of the Board served on the Nomination & Compensation Committee:

- David Fergusson, Chairman of the Nomination & Compensation Committee
- Philippe Doubre
- Jean-Philippe Ladisa

5.3.2. Approval of Compensation at the General Meeting

The General Meeting approves annually and separately the proposals of the Board regarding:

- the maximum aggregate amount of compensation of the members of the Board for the period up until the following General Meeting, and
- the maximum aggregate amount of compensation of the members of the Executive Management for the next fiscal year commencing after the General Meeting on which compensation is voted on.

If the General Meeting does not approve a proposal, or part of a proposal, the Board, pursuant to the Articles, may submit a new proposal during the same meeting. Should the Board not submit a new proposal, or if the new proposal is also rejected, the Board may call an extraordinary General Meeting to submit new proposals.

5.4. Compensation Components

5.4.1. Compensation of the Board



With the exception of Carlos Moreira, Chairman and CEO, and John O'Hara, CFO, the Company's Executive Management members, each member of the Board generally receives an Board term compensation consisting of the following components as approved at the last General Meeting for the term commencing on June 27, 2025.

- A board fee paid in cash in an amount of CHF 75,000 provided that they attend each of the regular pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in cash would be reduced by 50% to CHF 37,500;

- Equity-based compensation equivalent to CHF 75,000 granted in options exercisable for Class B Shares at an exercise price equal to the nominal value of the shares or as Class B Shares, provided that they attend each of the pre-scheduled quarterly board meetings. Should they not meet this minimum attendance criterion, the board fee payable in equity would be reduced by 50% to CHF 37,500; and

- Committee Chairs are entitled to an incremental compensation of CHF 30,000, payable in cash and/or in options exercisable for Class B Shares at an exercise price equal to the nominal value of the shares and/or as Class B Shares, provided that they hold and attend a minimum of four committee meetings in addition to those required by third parties for compliance purposes (e.g., auditors) during the 12-month calendar period.

5.4.2. Compensation of the Executive Management

The Executive Management compensation for fiscal year 2025 consisted of fixed compensation and variable compensation, whereby the ratio of the fixed to the variable compensation ranged from 1:2.46 to 1:4.41. The fixed and the variable compensation are composed of the following elements:

- **Fixed Compensation and Other Benefits:**

Annual base compensation, and
Pension and other social charges and contributions.

- **Variable Compensation:**

Annual incentive award, and
Equity-based compensation.



The annual base compensation of each member of the Executive Management is set to reflect his role and responsibilities within the Company and the WISeKey Group in general, his experience, his skill set and his representative functions for the Company. It is paid in cash, typically monthly, over a thirteen-month period. The thirteenth-month compensation is paid in December of each year, together with the twelfth month base compensation. Base compensation is reviewed annually by the Board and adjusted as necessary based on performance and industry standards.

Pension and other benefits are designed to provide the members of the Executive Management with a fair level of security for them and their dependents.

Annual incentive compensation reflects the efforts of the Executive Management to support the expansion and evolution of the WISeKey Group.

Equity-based compensation is designed to ensure the commitment of Executive Management members towards the long-term success of the WISeKey Group, to align the Executive Management's strategy to shareholders' interests, and to maximize operating cash in the Company.

5.5. Compensation for the fiscal year 2025

In line with the requirements of the CO, compensation of the Board and the Executive Management includes all elements that are subject to disclosure pursuant to article 734a CO.

5.5.1. Compensation of the members of the Board

Carlos Moreira and John O'Hara are members of the Executive Management and, therefore, do not receive separate compensation for their roles as members of the Board. Their compensation for their roles as members of the Executive Management is reflected in the Executive Management section set forth further below.

Peter Ward was the Chief Financial Officer of the Group until his retirement on June 30, 2024. He has been a member of the Board since the incorporation of WISeKey and remained a non-executive Board member after June 30, 2024. His compensation as member of the Board from June 30, 2024 is disclosed in the table below whereas his compensation as part of the Executive Management up until June 30, 2024 is disclosed in the Executive Management section set forth further below.



Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2025 (audited)

CHF'000[1]	Function	Board Fee[2] settled in: Cash	Board Fee[2] settled in: Equity	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
María Pía Aqueveque Jabbaz	Board Member	81	-	-	-	81
Philippe Doubre	Board Member, NCC[5] Member	80	100	-	-	180
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	118	26	-	77	221
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	82	20	-	-	102
Philippe Monnier	Board Member	82	20	-	-	102
Peter Ward[6]	Board Member	81	20	202	696	999
Total Board Members		**524**	**186**	**202**	**773**	**1'685**

[1] Board members are remunerated in Swiss Francs (CHF).

[2] Board fees are paid in a mix of cash and options.
The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period.
Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods, when it qualifies as equity under US GAAP. The amount shown reflects the fair value of options granted at the date of grant. The options granted were valued using the Black-Scholes method, based on the market price of WIHN Class B Shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. For instance, some option grant agreements relating to previous fiscal years have not yet been signed by Directors. As such they are not deemed granted, they are not accounted for in the financial statements and are not included in the above table.
The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.
The amount of Board fees includes employer social charges paid by the Company in relation to the cash fee and any exercise of options.

[3] Additional fees relate to services other than Board duties rendered to the Company. This includes the additional cash compensation received by certain directors who are also members of the Board of SEALSQ Corp, a subsidiary of WISeKey, and the payment of Peter Ward's holiday allowance accrued up until his resignation in June 2024 and the payment of which is spread over 4 years.

[4] Other stock-based compensation refers to stock-based compensation for services other than Board services. This includes the additional compensation received by certain directors who are also members of the Board of SEALSQ Corp, a subsidiary of WISeKey.
The amount shown reflects the fair value of options granted in line with US GAAP standards at the date of grant. The options granted were valued using the Black-Scholes method, using the market price of the underlying share at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

[5] Nomination & Compensation Committee.

[6] Mr. Ward's other stock-based Compensation includes an expense of $871,500 corresponding to options granted to Mr. Ward in relation to his performance as CFO of SEALSQ Corp in 2023.



Compensation of the Board of Directors of WISeKey International Holding AG for the 12 months ending December 31, 2024 (audited)

CHF'000[1]	Function	Board Fees[2] settled in: Cash	Board Fees[2] settled in: Equity	Additional Fees[3]	Other Stock Based Compensation[4]	Total Compensation
María Pía Aqueveque Jabbaz	Board Member	69	-	-	-	69
Cristina Dolan	Former Board Member, Former NCC[5] Member, Former Audit Committee Member	23	57	-	6	86
Philippe Doubre	Board Member, NCC Member	44	27	-	-	71
David Fergusson	Board Member, NCC Chairman, Audit Committee Member	96	121	-	15	232
Jean-Philippe Ladisa	Board Member, Audit Committee Chairman	69	88	-	-	157
Philippe Monnier	Board Member	46	26	-	-	72
Eric Pellaton	Former Board Member, Former NCC Member	22	59	-	7	88
Peter Ward	Board Member	40	17	-	5	62
Total Board Members		**409**	**395**	**-**	**33**	**837**

[1] Board members are remunerated in Swiss Francs (CHF).

[2] Board fees are paid in a mix of cash and options.
The cash fee approved by the Board as remuneration to Board Members is disclosed in application of the accrual-based principle if not paid as at the end of the reporting period.
Compensation in options on WIHN Class B Shares is disclosed in the period it was granted, regardless of whether it relates to Board fees from prior financial periods. The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, based on the market price of WIHN Class B Shares at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement. In 2024, some option grant agreements relating to fiscal years 2022, 2023 and 2024 were not signed by Directors. As such they are not deemed granted, they are not accounted for in the financial statements of fiscal year 2024 and are not included in the above table.
The recognition of the compensation in options on a grant-basis as opposed to an accrual-based principe may generate differences between the amount of Board fees earned in a fiscal period and the amount of Board fees actually paid in respect of that period, at a later stage.
The amount of Board fees includes employer social charges paid by the Company in relation to the cash fee and any exercise of options.

[3] Additional fees relate to services other than Board duties rendered to the Company.

[4] Other stock based compensation refers to stock based compensation for services other than Board services. This includes the additional compensation received by certain directors who are also members of the Board of SEALSQ Corp, a subsidiary of WISeKey.
The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted were valued using the Black-Scholes method, using the market price of the underlying share at the relevant date.
Options are deemed granted in line with US GAAP standards when both parties, WISeKey and the Director, have acknowledged the grant. Per company practice, this is materialized by the signature of the option grant agreement.

[5] Nomination & Compensation Committee.

5.5.2. The Nomination & Compensation Committee



The members of the Executive Management during fiscal year 2025 were Carlos Moreira, Chief Executive Officer, and John O'Hara, Chief Financial Officer. Consistent with the CO, the Company discloses the aggregate amount paid to the Executive Management and the highest amount paid to an individual member, specifying his name and function.

Peter Ward's compensation as part of the Executive Management up until June 30, 2024 is disclosed in the table below whereas his compensation as member of the Board since June 30, 2024 is disclosed in the Board section set forth above.

John O'Hara joined the Board on June 27, 2024 therefore, the tables below reflects his compensation since that date.

Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2025 (audited)

CHF'000[1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
Highest Paid Executive							
Carlos Moreira	Chairman of the Board, Chief Executive Officer	1,158	768	-	3,253	606	5,785
John O'Hara	Board Member, Chief Financial Officer	490	328	-	673	254	1,745
Total Executive Management		**1,648**	**1,096**	**-**	**3,926**	**860**	**7,530**

[1] The executive management members are remunerated in Swiss Francs (CHF).

[2] Base salary includes employee social security costs.

[3] Additional Fees include fees paid for special services rendered to the Company.

[4] The amount shown reflects the fair value of options granted at the date of grant. The options granted are valued using the Black-Scholes method at the grant date, using the market price of the underlying share at the relevant date.
In 2025, stock--based Compensation relates to options on ordinary shares of SEALSQ Corp.
In 2025, the full stock-based compensation of CHF 3,926 thousands related to options granted in relation to the executive management's performance in 2023 and 2024. No equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year 2025. The grant of the equity stock options due in relation to fiscal year 2025 will be effected in 2026, in addition to the grant of equity stock options approved and voted for fiscal year 2026.

[5] Other compensation includes pension contributions and employer social charges paid by the Company.



Compensation of the Executive Management of WISeKey International Holding AG for the 12 months ending December 31, 2024 (audited)

CHF'000[1]	Function	Base Salary[2]	Annual Incentive	Additional Fees[3]	Stock Based Compensation[4]	Other Compensation[5]	Total Compensation
Highest Paid Executive							
Carlos Moreira	Chairman of the Board, Chief Executive Officer	1,053	1,641	-	299	403	3,396
Other Members		579	932	-	240	192	1,943
Total Executive Management		**1,632**	**2,573**	**-**	**539**	**595**	**5,339**

[1] The executive management members are remunerated in Swiss Francs (CHF).

[2] Base salary includes employee social security costs.

[3] Additional Fees include fees paid for special services rendered to the Company.

[4] The amount shown reflects the fair value of options granted in line with US GAAP standards. The options granted are valued using the Black-Scholes method at the grant date, using the market price of WIHN shares.
In 2023, no equity stock options were granted in relation to the Executive Management compensation approved and voted for the fiscal year. The grant of the equity stock options due in relation to fiscal year 2023 was effected in 2024, in addition to the grant of equity stock options approved and voted for fiscal year 2024.

[5] Other compensation includes pension contributions and employer social charges paid by the Company.

5.6. Loans, credits and other payments

As at December 31, 2025, there were no loans outstanding to members of the Board.

5.7. Functions of the members of the Board and members of the Executive Management (audited)

Further activities and functions of the members of the Board and of the members of the Executive Management are listed in the relevant sections for each body in the corporate governance report.

For a summary of mandates with a business purpose of members of the Boards and the Executive Management during fiscal year 2025, please refer to the following table.





Mandates of the members of the Board and Executive Management in 2025

Carlos Moreira	Chairman of the board of directors and acting CEO of SEALSQ Corp (BVI), a subsidiary of WISeKey, Member of the board of directors of Wecan Group
John O'Hara	Acting CFO of SEALSQ Corp (BVI), a subsidiary of WISeKey, since January 24, 2024 Member of the board of directors of SEALSQ Corp (BVI) since February 14, 2024
María Pía Aqueveque Jabbaz	CEO and founder of Maqueveq & Co SpA (Italy)
David Fergusson	Executive Managing Director of Generational Equity (U.S.A.) Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey
Jean-Philippe Ladisa	Partner of Fiduciaire Wuarin & Chatton SA (Switzerland) Member* of the board of directors of Studio Peyo SA (Switzerland) Member* of the board of directors of Placim SA (Switzerland) Member* of the board of directors of Malou SA (Switzerland) Member* of the board of directors of Gastronomic Events Sàrl (Switzerland) Member* of the board of directors of Palmat SA (Switzerland) Member* of the board of directors of JKM Sàrl (Switzerland) Member* of the board of directors of JLR Concept Sàrl (Switzerland)
Philippe Monnier	CEO and founder of Monnier Business Consulting (Switzerland) Member of the board of directors of Standa Swiss AG (Switzerland)
Peter Ward	Member of the board of directors of SEALSQ Corp (BVI), a subsidiary of WISeKey Acting CFO of SEALSQ Corp (BVI) until January 24, 2024

* As part of his duties for Fiduciaire Wuarin & Chatton SA



5.8. Unaudited supplemental information

5.8.1. Unaudited supplemental information on compensation of the members of the Board



We note that, as of December 31, 2025, the following option agreements sent to a member of the Board during fiscal years 2024 and 2025 in relation to fiscal years 2023, 2024 and 2025 were not signed by the director and therefore not deemed granted in line with US GAAP standards. As such, these were not recorded in our audited consolidated financial statements for fiscal years 2024 and 2025 respectively and are not included in the Board fee disclosed in the tables presented in section 5.1. We provide below the estimated value of these ungranted options based on the market price of a Class B Share on December 31, 2025, however the actual grant amount may differ significantly on the date the options are deemed granted.

- The option agreements sent to Ms. María Pía Aqueveque Jabbaz for the period from April 1, 2023 to December 31, 2025 were not signed. Based on the market price of a Class B Share on December 31, 2025, the grant would represent an estimated expense of CHF 412,713.

- The option agreement sent to Mr. David Fergusson for the period from April 1, 2025 to December 31, 2025 was not signed. Based on the market price of a Class B Share on December 31, 2025, the grant would represent an estimated expense of CHF 63,769.

- The option agreement sent to Mr. Jean-Philippe Ladisa for the period from April 1, 2025 to December 31, 2025 was not signed. Based on the market price of a Class B Share on December 31, 2025, the grant would represent an estimated expense of CHF 63,769.

- The option agreement sent to Mr. Philippe Monnier for the period from April 1, 2025 to December 31, 2025 was not signed. Based on the market price of a Class B Share on December 31, 2025, the grant would represent an estimated expense of CHF 63,769.

- The option agreement sent to Mr. Peter Ward for the period from April 1, 2025 to December 31, 2025 was not signed. Based on the market price of a Class B Share on December 31, 2025, the grant would represent an estimated expense of CHF 63,769.

6.

CORPORATE GOVERNANCE REPORT



WISeKey International Holding Ltd (the “Company”, and together with its subsidiaries “WISeKey” or the “Group” or the "WISeKey Group”) has prepared this Corporate Governance Report (the “Report”) in accordance with the SIX Swiss Exchange (“SIX”) Directive of December 2, 2025 on Information Relating to Corporate Governance (the “Directive”).
WISeKey believes that sound corporate governance practices are essential for transparency towards its shareholders, investors and the users of its financial statements. As a listed company, WISeKey seeks to follow sound corporate governance practices as a continuing commitment to corporate accountability, efficient and responsible decision-making, and transparency to shareholders.

6.1. Group Structure and Significant Shareholders

6.1.1. Group Structure

6.1.1.1. Operational Group Structure

The Company is domiciled at General-Guisan-Strasse 6, 6300 Zug, Switzerland, and is the holding company of the WISeKey Group. It has a branch domiciled at Avenue Louis-Casaï 58, 1216 Cointrin, Switzerland. The Group conducts its business through subsidiaries in Europe, North and South America, and Asia. Although not all are wholly owned, all subsidiaries of the Company as at December 31, 2025 were assessed as being under control of the Group and have therefore been fully consolidated.
As at December 31, 2025, the main operating subsidiaries in the Group were SEALSQ France SAS (formerly WISeKey Semiconductors SAS), domiciled in France, IC’Alps SAS, domiciled in France, and WISeKey SA, domiciled in Switzerland.
The Group’s segment reporting separates out the Semiconductors segment with the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors, and the ASIC segment with a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain.

6.1.1.2. Listed Companies

The Company, with its registered office at General-Guisan-Strasse 6, 6300 Zug, Switzerland, has a dual share structure: shares with a nominal value of CHF 0.01 each (the "Class A Shares"), which are not listed, and shares with a nominal value of CHF 0.10 each (the "Class B Shares" and any Class A Share or Class B Share of the Company a "Share" and collectively the "Shares"), which are listed on the SIX. The initial listing of the Class B Shares occurred on March 31, 2016 (Ticker symbol: WIHN; Security No.: 127606275; ISIN: CH1276062754). As at December 31, 2025, WISeKey had, based on the Class B Shares, a market capitalization of CHF 53,638,325.44.

On December 4, 2019, the Company’s American Depositary Shares (“ADS”) started trading on The Nasdaq Stock Market LLC (“NASDAQ”) under the ticker symbol WKEY. Each ADS represents 1/2 Class B Share. As at December 31, 2025, 4,830,524 ADSs were outstanding.

As at December 31, 2025, the Company owned approximately 6.78% of the share capital of SEALSQ Corp, with registered office in the British Virgin Islands ("SEALSQ"). The share capital of SEALSQ is divided into two classes of shares: class F shares with a nominal value of USD 0.05 each (the "SEALSQ Class F Shares"), which are not listed, and ordinary shares with a nominal value USD 0.01 per share (the "SEALSQ Ordinary Shares" and any SEALSQ Class F Shares or SEALSQ Ordinary Share a "SEALSQ Share" and collectively the "SEALSQ Shares"), which are listed on the NASDAQ. The initial listing of the SEALSQ Ordinary Shares occurred on May 24, 2023 (Ticker symbol: LAES; Security No.: G79483106; ISIN: VGG794831062). Each SEALSQ Class F Share has a number of votes per share that causes the total votes of all SEALSQ Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ Shares. As at December 31, 2025, the Company owned 99.99% of the SEALSQ Class F Shares, and 3.13% of the SEALSQ Ordinary Shares, allowing the Company to exercise in aggregate 51.55% of the voting power of all SEALSQ Shares. As at December 31, 2025, SEALSQ had, based on the SEALSQ Ordinary Shares, a market capitalization of CHF 573,300,930 (USD 723,964,987).

No other companies belonging to the Company's group had securities listed on a stock exchange as at December 31, 2025.



6.1.1.3. Non-listed Companies Belonging to the WISeKey Group

As at December 31, 2025, the Group structure was as follows:

Group Company Name	Registered Office	Share Capital as at December 31, 2025	% ownership as at December 31, 2025	Nature of business
WISeKey SA	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF 933,436	95,75%	Main operating company. Sales and R&D services
SEALSQ France SAS	Rue de la carrière de Bachasson, Arteparc de Bachasson, CS 70025, 13590 Meyreuil, France	EUR 1,473,162	6,78%	Chip manufacturing, sales & distribution
WiseTrust SA	Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	CHF 680,000	100%	Non-operating investment company
WISeKey ELA SL	Calle Rodriguez Arias No 15, Bilbao, Spain	EUR 4,000,000	95,75%	Sales & support
WISeKey SAARC Ltd	20-22 Bedford Row, London WC1R 4JS, United Kingdom	GBP 100,000	51,0%	Non trading
WISeKey USA Inc[1]	731 James Street, Suite 400, Syracuse, New York 13203-2003, USA	USD 6,500	95,75%	Sales & support
WISeKey India Private Ltd[2]	C-4/5, Lower Ground Floor, Safdarjung Development Area, New Delhi, South Delhi, Delhi, India, 110016	INR 1,000,000	45,90%	Sales & support
WISeKey IoT Japan KK	3F, 1-9-7 Kanda-Awajicho, Chiyoda-ku, Tokyo, Japan	JPY 1,000,000	6,78%	Sales & distribution
SEALSQ France Taiwan Branch	Hun Tai Centre, 2/F-A, 170 Dunhua North Road, Singshan District, Taipei 10548, Taiwan	TWD 100,000	6,78%	Sales & distribution branch
WISeCoin AG	General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	90,0%	Sales & distribution
WISeKey Equities AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	100,0%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Riestrasse 16, c/o Design Office 88 North, 80992 Munich, Germany	EUR 25,000	100,0%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	E.A.Juffali& Bros. main office, Al-Andalus, Madina Road, Nour Al-Qoloub St., 21431 Jeddah, Saudi Arabia	SAR 200,000,000	51,0%	Sales & distribution
WISe.Art AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 114,286	87,5%	Sales & distribution
WISeKey Vietnam Ltd	29th Floor, East Tower, Hanoi Lotte Center, No 54 Lieu Gia, Cong Vi, Ba Dinh, Ha Noi, Vietnam	VND 689,400,000	95,75%	R&D
WISeKey (Gibraltar) Limited	Madison Building, Midtown, Queensway, Gibraltar GX11 1AA, Gibraltar	GBP 100	100,0%	Sales & support
WISeSat.Space AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 100,000	92,47%	Sales & distribution
SEALSQ USA Ltd	2415 E Camelback Road, Ste 600 Phoenix, AZ 85016, USA	USD -	6,78%	Sales & support
SEALCOIN AG	c|o WISeKey International Holding AG, General-Guisan-Strasse 6, 6300 Zug, Switzerland	CHF 133,333	75%	Sales & distribution
SEALSQ Corp Swiss Branch	c/o WISeKey SA, Avenue Louis-Casai 58, 1216 Cointrin, Geneva, Switzerland	n/a	n/a	Sales & Central services branch
WISeKey International Corp[3]	Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	USD -	100%	Sales & support
WISeSat.Space Corp	Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	USD -	92,47%	Sales & distribution
IC'Alps SAS	21 Rue Frédéric Mistral, 38400 - Saint Martin d'Hères, France	EUR 1,100,000	6,78%	Sales & distribution
QAIT Corp.	Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	USD -	100,0%	Sales & distribution

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA

[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG

[3] Formerly WISeQAI Corp



6.1.1.4. Significant Changes to the Group Structure after December 31, 2025

On November 18, 2025, the Company announced its intention to change its jurisdiction of incorporation from Switzerland to the British Virgin Islands (“BVI”) by way of a cross-border merger of WISeKey International Holding Ltd with and into a newly established direct wholly owned subsidiary incorporated in the BVI, WISeKey Corp (“WISeKey BVI”) (the “Redomiciliation”). The announcement was made by way of an ad hoc announcement pursuant to Art. 53 of the SIX Listing Rules.

The Redomiciliation remains subject to various conditions, including regulatory and shareholder approvals. The Company currently expects to seek shareholder approval for the Redomiciliation at an extraordinary general meeting of shareholders to be held in the first quarter of 2026. Upon completion of the Redomiciliation, WISeKey BVI is expected to have its primary listing of ordinary shares on Nasdaq and a secondary listing on SIX Swiss Exchange, in continuation of the Company’s current listing on the SIX Swiss Exchange.

6.1.2. Significant Shareholders

The Swiss Financial Market Infrastructure Act ("FMIA") and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33⅓%, 50% or 66⅔% of the Company’s voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of the SIX of such acquisition or disposal in writing.

Each Class A Share and each Class B Share carry one vote at a general meeting of shareholders of the Company (the "General Meeting") and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The table below sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2025. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports that were made to the Company and the SIX Disclosure Office during fiscal year 2025, including with respect to sale and purchase positions, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder please refer to the search facility of the SIX Disclosure Office at https://www.ser-ag.com/en/resources/notifications-market-participants/significant-shareholders.html.

Name	Number of Shares owned		Total number of voting rights	Percentage of voting rights
	Class A Shares	Class B Shares		
Lock-up group consisting of Carlos Moreira and one additional member	1,600,880	-	1,600,880	34.23%

6.1.3. Cross-shareholdings

The Company is not aware of any cross-shareholdings.

6.2. Capital Structure

6.2.1. Capital

As at December 31, 2025, the Company's statutory share capital amounted to CHF 424,063.40, divided into 1,600,880 Class A Shares and 4,080,546 Class B Shares. In addition, as at December 31, 2025, the Company had 7,741 Class B Shares outstanding, corresponding to a nominal value of CHF 774.10, issued out of the Company's conditional share capital and which had not yet been registered with the commercial register. Therefore, as at December 31, 2025, the total outstanding share capital amounted to CHF 424,837.50, divided into 1,600,880 Class A Shares and 4,088,287 Class B Shares. All Shares are registered shares (Namenaktien) and all Class A Shares, and 4,086,521 Class B Shares are issued in form of intermediated securities (Bucheffekten), and 1,766 Class B Shares are issued in certificated form. The Shares are fully paid and rank economically pari passu with each other. As at December 31, 2025, a total of 751,407 Class B Shares were held in the dispo-SIS account, i.e. not as registered shares.

As at December 31, 2025, the Company has no other classes of Shares outstanding.

As at December 31, 2025, the Company held no Class A Shares and 56,508 Class B Shares in treasury.

As at December 31, 2025, the Company had 4,830,524 ADSs outstanding which were traded on the NASDAQ.

As regards the Company's capital band and conditional share capital, please refer to item 2.2 below.

6.2.2. Capital Band and Conditional Share Capital

6.2.2.1. Capital Band

As at December 31, 2025, the Company had a capital band ranging from CHF 391,700.96 (lower limit) to CHF 636,095.10 (upper limit), i.e., approximately 90 percent to 150 percent of the issued share capital entered in the commercial register at that time.

Within this capital band, the Board of Directors of the Company (the "Board") is authorized (i) to issue new Class B Shares at any time during a period expiring June 19, 2030 and thereby increase the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 212,031.70 through the issuance of up to 2,120,317 new fully paid-in Class B Shares, corresponding to 50% of the share capital and 37.32% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025 and (ii) to cancel Class B Shares at any time during a period expiring June 19, 2030 and thereby reduce the Company's share capital, without the approval of the shareholders, in a maximum amount of CHF 32,362.44 through the cancellation of up to 323,624 registered Class B Shares, corresponding to 7.63% of the share capital and 5.70% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025. An increase or a reduction in partial amounts is permitted.

According to the Company's capital band, in the event of a capital increase within the capital band, the Board determines the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement.

The Board may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised).

The Board is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.

The Board is further authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

- a) if the issue price of the new shares is determined by reference to the market price; or

- b) for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the sub-scription rights of existing shareholders; or

- c) for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or

- d) for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or

- e) for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or

- f) for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies.

After a change of the par value, new shares will be issued within the capital band with the same par value as the existing shares.

If the share capital increases as a result of an increase from conditional capital pursuant to Article 4b or Article 4c of the articles of association of the Company (the "Articles"), the upper and lower limits of the capital band will increase in an amount corresponding to such increase in the share capital.

In the event of a reduction of the share capital within the capital band, the Board will, to the extent necessary, determine the use of the reduction amount. The subscription and acquisition of the new Class B Shares as well as any subsequent transfer of the Class B Shares is subject to the restrictions pursuant to Article 6 of the Articles (see item 2.6 below).



6.2.2.2. Conditional Share Capital

As at December 31, 2025[8], the Articles provided for a conditional share capital that authorized the issuance of new Class B Shares of up to a maximum amount of CHF 208,031.70 or up to 2,080,317 new Class B Shares, corresponding to 49.06% of the share capital and 36.62% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued:

- up to an amount of CHF 168,031.70 by the issuance of up to 1,680,317 fully paid-in Class B Shares with a nominal value of CHF 0.10 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the "Rights-Bearing Obligations"); and

- up to an amount of CHF 40,000 by the issuance of up to 400,000 fully paid-in Class B Shares with a nominal value of CHF 0.10 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

As at December 31, 2025, the Articles provided for a conditional share capital that authorized the issuance of new Class A Shares of up to a maximum amount of CHF 4,000 or up to 400,000 new Class A Shares, corresponding to 0.94% of the share capital and 7.04% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025, without obtaining additional shareholder approval. Pursuant to the Articles, the additional shares may be issued in connection with the direct or indirect issuance of shares, options or related subscription rights to the members of the Board of Directors of the Company and members of the executive management of the Group.

The pre-emptive rights of the shareholders are excluded in connection with the issuance of any Rights-Bearing Obligations by any member of the Company. The then-current owners of such Rights-Bearing Obligations shall be entitled to subscribe for the new Class B Shares issued upon conversion, exchange, or exercise of the Rights-Bearing Obligations. The conditions of the Rights-Bearing Obligations shall be determined by the Board.



[8] The Company issued Class B Shares out of the conditional share capital during fiscal year 2025 as further set out under Section 2.3, thus reducing the number of Class B Shares issuable under the Company's existing share capital. Only Class B Shares issued out of the conditional share capital up until March 26, 2025 are reflected in the Articles in force as at December 31, 2025.

The Board is authorized to restrict or deny the advance subscription rights of shareholders in connection with the issuance by the Company of Rights-Bearing Obligations if:

- a)such issuance is for the purpose of financing or refinancing the acquisition of an enterprise, parts of an enterprise, or participations or for new investment projects; or
- b)such instruments are issued to strategic investors; or
- c)such instruments are issued on national or international capital markets or through a private placement.

If advance subscription rights are neither granted directly or indirectly by the Board, (i) the Rights-Bearing Obligations must be issued or entered into at market conditions, (ii) the conversion, exchange or exercise price of the Rights-Bearing Obligations must be set with reference to the market conditions prevailing at the date on which the Rights-Bearing Obligations are issued and (iii) the Rights-Bearing Obligations may be converted, exchanged or exercised during a maximum period of 30 years from the date of the relevant issuance or entry.

In connection with the issuance of any new Class B Shares or Rights-Bearing Obligations pursuant to the second limb of the conditional share capital described above (i.e. the conditional share capital to satisfy our obligations towards employee compensation plans), the pre-emptive rights and advance subscription rights of the shareholders are generally excluded. Class B Shares or Rights-Bearing Obligations must be issued to members of the Board, members of executive management, employees or other persons providing services to the Company in accordance with one or more benefit or incentive plans. Class B Shares may be issued to any of such persons at a price lower than the current market price, but at least at par value.

6.2.3 Changes in Capital

Since January 1, 2023, the share capital of the Company has been increased as follows:

- On March 23, 2023, the Company issued 15,000,000 new Class B Shares with a nominal value of CHF 0.05 each out of authorized capital to WISeKey Equities AG against a contribution in cash of CHF 750,000, resulting in an increase in share capital by CHF 750,000. No capital contribution reserves were created. The issuance of these 15,000,000 Class B Shares occurred for the sole purpose of creating an advance of Class B Shares for delivery to L1 Capital Global Opportunities Master Fund ("L1") pursuant to a convertible facility agreement entered into by and between L1 and the Company on June 29, 2021, as amended on September 27, 2021 and March 3, 2022 (the "L1 Facility"), and to Anson Investments Master Fund LP ("Anson") pursuant to a convertible facility agreement entered into by and between Anson and the Company on June 29, 2021, as amended on September 27, 2021 and January 24, 2023 (the "Anson Facility").



- On March 23, 2023, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 32,843,980 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on April 29, 2022 and ending on March 1, 2023. As a result, the conditional share capital available to the Company was reduced by 32,843,980 Class B Shares or CHF 1,642,199, the share capital of the Company was increased by 32,843,980 Class B Shares or CHF 1,642,199, and the capital contribution reserves were increased by CHF 3,761,735.

- On June 22, 2023, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 5,406,071 Class B Shares with a nominal value of CHF 0.05 each during the period commencing on March 3, 2023 and ending on June 16, 2023. As a result, the conditional share capital available to the Company was reduced by 5,668,965 Class B Shares or CHF 283,448.25, the share capital of the Company was increased by 5,668,965 Class B Shares or CHF 283,448.25, and the capital contribution reserves were increased by CHF 597,320.32.

- On June 22, 2023, in accordance with the requirements of the law and the articles of association of the Company as well as the resolution of the general meeting of the shareholders, the Company issued 12 Class A Shares with a nominal value of CHF 0.01 each and 37 Class B Shares with a nominal value of CHF 0.05 each against a contribution in cash of CHF 1.97, resulting in an increase in share capital by CHF 1.97. No capital contribution reserves were created. The issuance of these 12 new Class A Shares and 37 new Class B Shares occurred for the sole purpose of rounding up the issued share capital of the Company such that the reverse split in a ratio of 25:1 for the Class A Shares and 50:1 for the Class A Shares that took place on June 30, 2023 (the "Reverse Split") could be effected without giving rise to a fractional number of shares.

- On June 22, 2023, the shareholders of the Company approved the Reverse Split, which took place on June 30, 2023. As a result, the nominal value of the Class A Shares increased from CHF 0.01 to CHF 0.25, and that of the Class B Shares from CHF 0.05 to CHF 2.50, and the number of outstanding Class B Shares and Class A Shares decreased commensurately. Immediately prior to the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 40,022,000 Class A Shares with a nominal value of CHF 0.01 and 153,807,500 Class B Shares with a nominal value of CHF 0.05. Immediately after the Reverse Split, the Company's statutory share capital amounted to CHF 8,090,595, divided into 1,600,880 Class A Shares with a nominal value of CHF 0.25 and 3,076,150 Class B Shares with a nominal value of CHF 2.50.

- On April 23, 2024, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 289,410 Class B Shares with a nominal value of CHF 2.50 each during the period commencing on September 15, 2023 and ending on November 29, 2023. As a result, the conditional share capital available to the Company was reduced by 289,410 Class B Shares or CHF 723,525, the share capital of the Company was increased by 289,410 Class B Shares or CHF 723,525, and the capital contribution reserves were increased by CHF 169,342.06.

- On June 27, 2024, the shareholders of the Company approved a reduction of the Company's statutory share capital in an aggregate amount of CHF 8,461,555.20, by reducing the nominal value of all Class B Shares from CHF 2.50 to CHF 0.10 and the nominal value of all Class A Shares from CHF 0.25 to CHF 0.01. The reduction was registered in the commercial register of the Canton of Zug on July 26, 2024. The total amount of the reduction (i.e. CHF 8,461,555.20) was allocated to the Company's statutory capital reserves from capital contributions, and there was no distribution to shareholders.

- On June 27, 2025, the Company amended its Articles to record the issuance out of its conditional capital of a total number of 714,986 Class B Shares with a nominal value of CHF 0.10 each during the period commencing on April 20, 2024 and ending on March 26, 2025. As a result, the conditional share capital available to the Company was reduced by 714,986 Class B Shares or CHF 71,498.60, the share capital of the Company was increased by 714,986 Class B Shares or CHF 71,498.60, and the capital contribution reserves were increased by CHF 2,150,313.40.

- Between December 22, 2025, and December 31, 2025, 7,741 Class B Shares with a nominal value of CHF 0.10 were issued out of the Company's conditional share capital in connection with the Company’s ESOP as defined below, thereby increasing the share capital by CHF 774.10 and with no impact on the capital contribution reserves. These 7,741 Class B Shares were not yet registered with the commercial register as at December 31, 2025.

6.2.4. Shares and Participation Certificates

For information regarding the total number, nominal value, and types of Shares of the Company, please see item no. 2.1. All of the Shares are fully paid in. Each Share carries one vote at a general meeting of shareholders, irrespective of the difference in par value of Class A Shares (CHF 0.01 per Share) and Class B Shares (CHF 0.10 per Share). This means that, relative to their respective per share contribution to the Company's capital, the holder of the Class A Shares has a greater relative per share voting power than the holders of the Class B Shares for matters that require approval on the basis of a specified majority of shares present at a meeting of shareholders. Shareholders’ resolutions and elections (including elections of members of the board of directors) require the affirmative vote of an absolute majority of the votes represented (in person or by proxy) at a general meeting of shareholders (each Class A Share and each Class B Share having one vote), unless otherwise stipulated by law or the Articles. The following matters require approval by a majority of the par value of the Shares represented at the general meeting (each Class A Share having a par value of CHF 0.01 per share and each Class B Share having a par value of CHF 0.10 per share):

- electing the Company's auditor;
- appointing an expert to audit the Company's business management or parts thereof;
- adopting any resolution regarding the instigation of a special investigation; and
- adopting any resolution regarding the initiation of a derivative liability action.

Both categories of Shares confer equal entitlement to dividends relative to the nominal value of the Class A Shares and the Class B Shares, respectively.
The Company has ADSs outstanding which are trading on the NASDAQ. The Bank of New York Mellon acts as depositary of the ADS. Each ADS represents 1/2 Class B Share (or two ADSs entitle their holder to receive one Class B Shares) deposited with Credit Suisse Group AG, as custodian for the depositary in Switzerland. The depositary is the holder of Class B Shares underlying the ADSs. A registered holder of ADSs has ADS holder rights. A deposit agreement among the Company, the depositary, each ADS holder and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

ADS holders may instruct the depositary to vote the number of deposited Class B Shares their ADSs represent. The depositary provides notice to ADS holders of shareholders' meetings and arranges to deliver the voting materials to them if so requested. ADS holders have in principle the right to cancel their ADSs and withdraw the underlying Class B Shares at any time, subject to certain exceptions.

6.2.5. Shares and Participation Certificates

The Company has not issued any non-voting equity securities, such as participation certificates (Partizipationsscheine) or profit-sharing certificates (Genussscheine).

6.2.6. Limitations on Transferability and Nominee Registrations

The Company’s share register is maintained by Computershare Schweiz Ltd. The share register lists the names, addresses and nationalities of the registered owners of the Shares. Nominees can be entered into the share register with voting rights. The Company does not limit or restrict nominee registrations.

Only holders of Shares (including nominees) that are recorded in the share register as of the record date (see item 6.5 below) are entitled to vote at a General Meeting.

Any person who acquires Shares and does not expressly state in his/her/its application to the Company that the relevant Shares were acquired for his/her/its own account may not be entered in the share register as a shareholder with voting rights for the Shares.

The Board may, after having heard the concerned registered shareholder or nominee, cancel entries in the share register that were based on false information with retroactive effect to the date of entry.

Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Each holder of Class A Shares has entered into an agreement (each such agreement a "Shareholder Agreement") with the Company, pursuant to which such holder of Class A Shares has given the undertaking vis-à-vis the Company not to (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a “Transfer”), except if such Transfer constitutes a “Permitted Transfer”, as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate and any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at the Company's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

6.2.7. Convertible Bonds and Options

6.2.7.1. Convertible Bonds and Equity-Linked Instruments

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the “2024 L1 Facility”) with L1 Capital Global Opportunities Master Fund (“L1”), pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the “2024 L1 Initial Tranche”) and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a fixed conversion price set at a premium of 100% to the daily volume-weighted average price (“VWAP”) of a Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. In 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million under the 2024 L1 Initial Tranche and L1 requested to convert a total amount of USD 1.24 million, resulting in the issuance of 344,598 Class B Shares. During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 L1 Facility. As at December 31, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the outstanding 2024 L1 Facility available was USD 13.75 million.

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "2024 Anson Facility") with Anson Investments Master Fund LP ("Anson"), pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the "2024 Anson Initial Tranche") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a fixed conversion price set at a premium of 100% to the daily VWAP of a Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date. In 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million under the 2024 Anson Initial Tranche, which was fully converted, resulting in the issuance of 346,820 Class B Shares. As at December 31, 2025, there were no unconverted notes and the outstanding 2024 Anson Facility available was USD 13.75 million. By way of illustration, using the Company's disclosure of December 5, 2025 published by the Company on the SIX Disclosure Platform as a basis, which assumed a hypothetical conversion price of CHF 13.32 per Class B Share for the amounts outstanding under the 2024 Anson Facility (i.e. the closing price on December 1, 2025 of CHF 14.18, discounted by 6%, in accordance with the terms of the 2024 Anson Facility), and further assuming that (a) the entire remaining amount of the Anson Facility (USD 13,750,000) would be subscribed for and converted, and (b) the applicable exchange rate is CHF 1 for USD 1.244715, Anson would receive 828,759 Class B Shares, corresponding to a nominal value of CHF 82,875.90, which represents 19.54% of the share capital and 14.59% of the voting rights of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025. Note that the exact number of Class B Shares that the Company may issue to Anson in connection with the conversion rights associated with the 2024 Anson Facility may be lower or higher (depending on the market conditions prevailing at the relevant time) than in the example used herein.

6.2.7.2. Options, Warrants and Similar Instruments

As at December 31, 2025, the Company has an aggregate number of 378,529 outstanding options and warrants, which entitles the respective holders of such options and warrants to acquire a total of 378,529 Class B Shares:



- On December 8, 2020, WISeKey entered into a Warrant Agreement with Global Tech Opportunities 8 ("GTO") pursuant to which WISeKey was required to issue warrants in favor of GTO in a number equal to 15% of each tranche issued by WISeKey under a convertible facility agreement entered into by and between GTO and the Company on December 8, 2020 (the "GTO Facility"), divided by the exercise price which was the higher of (i) 120% of the five trading day volume weighted average prices of a Class B Share on the SIX Swiss Exchange over the five trading days on the SIX Swiss Exchange immediately preceding the subscription request to issue the relevant tranche and (ii) CHF 1.50. Warrants were granted upon issuance of the relevant tranche as follows.

    - On February 19, 2021, following the fourth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 458,332 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 1.584. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 9,166 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 79.20. The warrants expire on February 19, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 725,030.60 and the share capital by CHF 916.60, equaling to 0.22% of the share capital and 0.16% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

    - On March 24, 2021, following the fifth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 102,599 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.193. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 2,051 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 109.65. The warrants expire on March 24, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 224,687.05 and the share capital by CHF 205.10, equaling to 0.05% of the share capital and 0.04% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

    - On March 31, 2021, following the sixth subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 187,188 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.404. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 3,743 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 120.20. The warrants expire on March 31, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 449,534.30 and the share capital by CHF 374.30, equaling to 0.09% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

- On May 3, 2021, following the seventh subscription of GTO Convertible Notes, the Company granted GTO a warrant to acquire up to 105,042 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 2.142. Subsequent to the Reverse Split, the warrant allowed GTO to acquire up to 2,100 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 107.10. The warrants expire on May 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 224,700 and the share capital by CHF 210, equaling to 0.05% of the share capital and 0.04% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

- On June 29, 2021, WISeKey entered into a Warrant Agreement with Anson pursuant to which WISeKey is required to issue in favor of Anson warrants in a number equal to 25% of the principal amount of each tranche issued by WISeKey under the Anson Facility, divided by the volume-weighted average price of a Class B Share on the SIX Swiss Exchange of the trading day immediately preceding the tranche closing date. The exercise price is the higher of (a) 1.5 times the five-trading day volume-weighted average price of a Class B Share on the SIX Swiss Stock Exchange immediately preceding the tranche closing date and (b) CHF 5.00. Warrants were granted upon issuance of the relevant tranche as follows:

  - On February 3, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 533,640 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 10,672 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on February 3, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 2,666,932.80 and the share capital by CHF 1,067.20, equaling to 0.25% of the share capital and 0.19% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

  - On March 1, 2023, following the fifth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 935,218 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 18,704 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on March 1, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,674,129.60 and the share capital by CHF 1,870.40, equaling to 0.44% of the share capital and 0.33% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

- On April 27, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 984,485 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 19,689 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on April 27, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 4,920,281.10 and the share capital by CHF 1,968.90, equaling to 0.46% of the share capital and 0.35% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

- On June 15, 2023, following the fourth subscription of Anson Convertible Notes, the Company granted Anson a warrant to acquire up to 1,166,967 Class B Shares (subscription ratio: 1:1) at an exercise price of CHF 5.00. Subsequent to the Reverse Split, the warrant allowed Anson to acquire up to 23,339 Class B Shares (subscription ratio 1:1) at an exercise price of CHF 250. The warrants expire on June 15, 2026. The warrants can be exercised at any time during the exercise period, either in full, or in part. If the warrants were exercised in full, the capital contribution reserves would increase by CHF 5,832,416.10 and the share capital by CHF 2,333.90, equaling to 0.55% of the share capital and 0.41% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

- As at December 31, 2025, the Company had 289,065 options outstanding under the ESOP (as defined below), entitling its holders to acquire up to 289,065 Class B Shares (as adjusted after the Reverse Split) as per below. Assuming that all options granted under the ESOP are exercised, the aggregate number of Class B Shares issuable upon exercise of the options amounts to 6.82% of the share capital and 5.09% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug on December 31, 2025.

  - 325 options to acquire 325 Class B Shares (subscription ratio: 1:1), corresponding to 81,345 options granted by WISeKey SA to employees of WISeKey SA under the WISeKey SA employee share ownership plan and assumed by the Company with effect as at the Initial Listing, as amended (exercise period: September 26, 2026, exercise ratio: 1:1, exercise price per option: CHF 0.05, vesting: all options have vested). Assuming that all options are exercised, the capital contribution reserves would increase by CHF 780 and the share capital of the Company would be increased by CHF 32.50, equaling to 0.01% of the share capital and 0.01% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.



- The Company has granted 284,541 options to employees and Board members of the WISeKey Group, all vested. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). Once vested and subject to specific terms, the options can be exercised at any time during the exercise period. If all options were exercised, a total number of 284,541 Class B Shares would be issued, thereby causing an increase in the capital contribution reserves by CHF 517,932.00 and in the share capital by CHF 28,454.10, equaling to 6.71% of the share capital and 5.01% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025. The exercise price and exercise period of these options are detailed in the following table.

Number of Options on class B Shares	Exercise Price	Exercise Period	Expiration Date
221	CHF 2.50	7 years	February 11, 2026
17,654	CHF 2.50	7 years	September 26, 2026
364	CHF 2.50	7 years	December 23, 2026
107	CHF 2.50	7 years	April 23, 2027
165	CHF 2.50	7 years	August 23, 2027
301	CHF 2.50	7 years	November 16, 2027
420	CHF 2.50	7 years	December 23, 2027
210	CHF 2.50	7 years	May 4, 2028
220	CHF 2.50	7 years	August 9, 2028
284	CHF 2.50	7 years	October 18, 2028
34,061	CHF 2.50	7 years	November 24, 2028
361	CHF 2.50	7 years	December 12, 2028
400	CHF 2.50	7 years	July 1, 2029
90,482	CHF 2.50	7 years	December 13, 2029
8,225	CHF 2.50	7 years	May 30, 2030
44,972	CHF 2.50	7 years	January 31, 2031
17,54	CHF 2.50	7 years	May 29, 2031
11,704	CHF 0.10	7 years	July 3, 2031
9,644	CHF 0.10	7 years	October 23, 2031
36	CHF 0.10	7 years	December 17, 2031
11,388	CHF 0.10	7 years	May 1, 2032

- The Company has granted 4,199 options to persons providing consultancy, advisory and other services to WISeKey in connection with business development activities. Each option is exercisable to purchase one Class B Share (subscription ratio: 1:1). All options are fully vested. Once vested, the options can be exercised at any time during the exercise period. If all options were exercised, a total number of 4,199 Class B Shares would be issued, thereby causing an increase in the capital contribution reserves by CHF 17,577.60 and in the share capital by CHF 419.90, equaling to 0.10% of the share capital and 0.07% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025. The exercise prices, vesting date and exercise period of these options are detailed in the following table.

Number of Options on Class B Shares	Exercise Price	Exercise Period	Expiration date
999	CHF 2.50	7 years	November 10, 2026
200	CHF 2.50	7 years	August 20, 2027
3	CHF 5.00	circa 1 year	July 30, 2026

As at December 31, 2025, the Company has an aggregate number of 392,720 outstanding options on Class A Shares granted to employees of the WISeKey Group in 2021, which entitle the respective holders of such options to acquire a total of 392,720 Class A Shares. Each option is exercisable to purchase one Class A Share (subscription ratio: 1:1) at an exercise price of CHF 0.25. All options have vested with an exercise period of 7 years ending on November 24, 2028. If all options were exercised, a total number of 392,720 Class A Shares would be issued, thereby causing an increase in the capital contribution reserves by CHF 94,252.80 and in the share capital by CHF 3,927.20, equaling to 0.93% of the share capital and 6.91% of the voting rights, calculated based on the share capital of the Company registered with the commercial register of the Canton of Zug as at December 31, 2025.

6.2.7.3. Significant Changes after December 31, 2025

None.

6.3. Board of Directors

6.3.1. Capital

The following table sets forth the name, function, committee membership, age as at December 31, 2025, first time election and terms of office of each member of the Board.

Name	Function	Committee Membership	Age	Initial Election	Term of Office Expires at AGM
Carlos Moreira	Executive member (CEO) and Chairman of the Board	Strategy Committee	67	2015	2026
María Pía Aqueveque Jabbaz	Independent Member of the Board		48	2022	2026
Philippe Doubre	Independent Member of the Board	Nomination & Compensation Committee	90	2024	2026
David Fergusson	Independent Member of the Board	Audit Committee, Nomination & Compensation Committee	65	2017	2026
Jean-Philippe Ladisa	Independent Member of the Board	Audit Committee, Nomination & Compensation Committee	62	2020	2026
Philippe Monnier	Independent Member of the Board		64	2024	2026
John O'Hara	Executive member of the Board (CFO)		48	2024	2026
Peter Ward	Non-executive member of the Board	Strategy Committee	73	2015	2026

Carlos Moreira, Chairman

Carlos Moreira, born in 1958, a Swiss citizen, began his career as a United Nations expert on Cybersecurity and Trust Models, working for the International Labor Organization (ILO), the United Nations (UN), United Nations Conference on Trade and Development (UNCTAD), the World Trade Organization (WTO) and International Trade Centre (ITC), the World Bank, the United Nations Development Programme (UNDP) and the Economic and Social Commission for Asia and the Pacific (ESCAP) from 1983 to 1998. A recognized early-stage pioneer in the field of digital identity, Mr. Moreira was also Adjunct Professor of the Graduate School of Engineering Royal Melbourne Institute of Technology (RMIT) from 1995 to 1999 and Head of the Trade Efficiency Lab at the Graduate School of Engineering at RMIT. In 1999, Carlos Moreira founded the Geneva-based online data security firm WISeKey SA.

Carlos Moreira is a member of the UN Global Compact, member of the World Economic Forum's Global Agenda Council, founding member of the World Economic Forum for Global Growth Companies, World Economic Forum ("WEF") New Champion 2007 to 2016, Vice Chair of the World Economic Forum Global Agenda Council on Illicit Trade 2012/15, member of the Selection Committee for the WEF Growth Companies, founder and board member of Geneva Security Forum SA, member of the New York Forum, founding member of the "Comité de Pilotage Project E-Voting" of the Geneva Government, member of The Blockchain Research Institute, founder of the Blockchain Center of Excellence in 2019, member of Blockchain Advisory Board of the Government of Mexico, and founding member of TrustValley. Mr. Moreira was also a member of the WEF Global Agenda Council on the Future of IT Software & Services in 2014-2016. Mr. Moreira is also a member of the foundation board of the OISTE Foundation.

An entrepreneur and investor in Deeptech, AI, Blockchain, IoT and Cybersecurity, Mr. Moreira was selected as one of the WEF's Trailblazers, Shapers and Innovators. Carlos Moreira was selected by Bilanz among the 100 most important 2016 digital heads in Switzerland, nominated by Bilan.CH among the 300 most influential persons in Switzerland in 2011 and 2013, in the top 100 of Who's Who of the Net Economy, Man of the Year AGEFI 2007, and an award Holder CGI. Mr. Moreira is a Keynote speaker at the UN, WEF, CGI, ITU, Bloomberg, Munich Security Conference, World Policy Conference, Zermatt Summit, Microsoft, IMD, INSEAD, MIT Sloan, HEC, UBS, and CEO Summit. Mr. Moreira is also the co-author of the bestselling book and forthcoming CNBC TV series - "The transHuman Code".

An expert in M&A, Fundraising, IPOs, SIX and NASDAQ listings, he won the M&A Award 2017 Best EU acquisition, and the 2018 Blockchain Davos Award of Excellence by the Global Blockchain Business Council. Carlos Moreira holds a Bachelor of Science in Business Administration from the University of Málaga, Spain.

María Pía Aqueveque Jabbaz

María Pía Aqueveque Jabbaz, born in 1977, a Chilean citizen based in Rome, Italy, is the Executive Managing Director of Maqueveq & Co, an advisory firm dedicated to innovation strategy for digital asset projects, since 2018. She has recently been featured as one of the global TOP 100 Women in the Future in Metaverse & Web3.0 and Bloomberg Línea named her as one of the Crypto Leaders in Latin America in 2021.

Ms. Aqueveque served as board member for the pension fund administrator company AFP Uno (Chile) between November 2018 and February 2021 and as board member of Olidata, a listed IoT company in Italy, between May 2019 and May 2021. She has been an advisor to public and private financial organizations on public policy and the regulation and implementation of digital assets and deep technologies. She has served as a consultant for private banks, multilateral investment banking and governments, including the World Bank, the Presidency of the Republic and the Ministry of Finance of Chile, the Inter-American Development Bank, the Central American Bank for Economic Integration, and many others.

She holds an undergraduate degree in Economic and Administrative Sciences from the Pontifical Catholic University of Chile, a Magister in Public Policy from the University of Chile, a Master in FinTech and Financial Innovation from Three Points & Polytechnic University of Catalonia, Spain, and a Diploma in Investments and Financial Markets from the University of Chile. Throughout her career, she has collaborated with research departments of financial and academic organizations such as the Association of Mutual Fund Administrators and INTELIS, Center of the Economics Department of Universidad Chile dedicated to Innovation and Entrepreneurship.

María Pía Aqueveque Jabbaz is a recognized international public speaker and contributing author of the book "21st CENTURY FORESIGHT, understanding mega trends and the new globalization to build futures from Strategic Foresight" ("Prospectiva del siglo XXI: Entender las mega-tendencias y la nueva globalización, para construir futuros desde la Prospectiva Estratégica") published in 2022. Since 2023, she has served as professor of the MBA course "The web 3.0 and metaverse: disruption and prospective in business strategy" of the Pontifical Catholic University of Chile. In 2010 she taught "Industrial Organization" at the Business School of the Adolfo Ibáñez University in Chile. She has also been invited as guest lecturer on Blockchain and Crypto-assets by the University of Bocconi in Italy, the University of San Andrés in Argentina, the EGADE-Monterrey Institute of Technology in México, and the Pontifical Catholic University of Chile among many others.

Ms. Aqueveque is a frequent contributor to major media organizations, and she has led the Chilean chapter of the 30% Club since 2019.

Philippe Doubre

Philippe Doubre, born in 1935, a Swiss citizen, graduated in mathematics from the Collège Saint Barbe in Paris, France. Mr. Doubre has held the position of president and secretary general of the World Trade Centre Geneva (WTCA) from 1979 to 2015. He is the founder and president of Lake of Geneva Services and Consulting (LGSC SA) since 1996, as well as co-founder of WISeKey in 1999 and Member of the Board between 1999 and 2022 and since June 2024. Further, he serves as president of the OISTE Foundation and board member of the World Trade Point Federation since 1998, and, since 1999, as a member of the board of the WTCA in New York, U.S.A. Philippe Doubre also is the former chairman of the WTCA Committee on Information and Communication. He is the president of the China Hub in Geneva and a permanent representative of the WTCA organization to the UN in Geneva. Mr. Doubre also held several senior positions in the banking and finance industry, including Vice President and General Cashier of American Express Paris, and General Manager of the Overseas Development Bank between 1967 and 1970.

David Fergusson

David Fergusson, born in 1960, a Canadian citizen, is the Executive Managing Director - M&A, for Generational Equity, the largest volume middle-market M&A investment banking advisory firm in North America. Based in New York, he also heads the company's Technology Practice and Cross Border M&A Practice. Mr. Fergusson has over 35 years of experience in the creation of businesses, the acceleration of corporate growth, and global mergers and acquisitions. Prior to joining Generational Equity, he was most recently the President and CEO of The M&A Advisor, where he led the global think tank for the firm's constituency of over 350,000 finance industry professionals, from their offices in New York and London. As a partner in cross-border investment firm Paradigm Capital, Mr. Fergusson conducted over 25 acquisitions as an investor. As an M&A advisor, he has managed over 350 transactions. He is a member of the Association of Corporate Growth (ACG) and an advocate for the advancement of the finance industry for which he led the formation of the Emerging Leaders program which is celebrating its 12TH anniversary in 2025. A pioneer in cross border mergers and acquisitions, between the United States and China, he was recognized with the 2017 M&A Leadership Award and the 2019 Lifetime Achievement Award from the China Mergers & Acquisitions Association, and is Co-Chairman of the Global Mergers, Acquisitions & Investment Council. In addition, Mr. Fergusson is the recipient of the Investment Banker of The Year for 2023, awarded by the Global M&A Network and winner of multiple US and Global M&A Transaction of the Year Awards. Mr. Fergusson is a respected speaker on the subjects of financial services, corporate transformation, and technological innovation at leading prominent educational institutions and leadership assemblies including the Vatican, World Economic Forum at Davos, World Bank and the International Monetary Fund; and a contributor to major media organizations including CBS, BBC, NPR, ABC, CNBC, Bloomberg, and Thomson Reuters. Mr. Fergusson is co-author of the bestselling technology book "The TransHuman Code" and the forthcoming multi-media platform "Humanity at The Crossroads – AI, Quantum Computing and The TransHuman Code".

Mr. Fergusson is also the editor of 5 annual editions of the mergers and acquisitions handbook - “The Best Practices of The Best Dealmakers” series with a readership of more than 500,000 in over 60 countries. Recipient of the 2015 Albert Schweitzer Leadership Award for his work in global youth leadership development, Mr. Fergusson is the former President of Hugh O’Brien Youth Leadership (HOBY), the world’s largest social leadership foundation for high school students. Mr. Fergusson is a graduate of Kings Edgehill School and The University of Guelph.

Jean-Philippe Ladisa

Jean-Philippe Ladisa, born in 1963, a Swiss and Italian citizen, has over thirty years’ experience in audit, accounting, financial analysis, corporate/personal taxation, payroll and HR in Switzerland. Mr. Ladisa graduated in audit from ExpertSuisse in Switzerland, and as a chartered accountant from the Autorité de Surveillance des Réviseurs in Switzerland. Jean-Philippe Ladisa started his career managing audit and accounting mandates of small and medium-sized Swiss companies in the construction, trade and services sectors with BFB Sociétés Fiduciaires in Switzerland from 1982 to 1993. From 1993, Mr. Ladisa joined Fiduciaire Wuarin & Chatton SA, an audit and accounting firm in Switzerland, first as a director then as a partner and executive board member. Mr. Ladisa serves as an expert in auditing, tax reporting, advisory for natural and legal persons, application of conventions to avoid double taxation and business valuation with the Geneva Court. As part of his duties for Fiduciaire Wuarin & Chatton SA, Mr. Ladisa also holds non-executive directorships in several Swiss firms: Palmat SA since 2013 and Lucky Comics SA since 2025, JKM Sàrl since 2015, and JLR Concept Sàrl since 2017.

Philippe D. Monnier

Philippe D. Monnier is of Swiss and Mexican nationality. He grew up in Japan, Mexico, and Switzerland and has lived in about 10 countries. His studies include civil engineering (ITESM/Mexico), MBA (Wharton/USA), Board Membership (Harvard/USA), Digital Transformation (MIT/USA) and Circular Economy and Sustainability Strategies (Cambridge, UK). His language skills include six European languages and Japanese. Mr. Monnier is also frequently featured in the Swiss and international press. He is an active board member of WISeKey International Holding AG (since 2024), Standa Swiss AG (since 2023) and the Swiss American Chamber of Commerce. Mr. Monnier also regularly interviews business and political leaders for various media (since 2024). As President of the Swiss International Society (since 2025) and the Wharton Alumni Club of Switzerland (since 2021), he spearheads the organization of high-level events gathering top politicians, Chairpersons/CEO of leading companies, and Olympic medalists. Main previous positions include: Board Director & Shareholder of WayRay AG (2015-2023); Executive Director (CEO) at “Greater Geneva Bern area” (economic promotion agency of Western Switzerland) (2010-2015); Senior Vice President (in charge of corporate development) at Schindler Management Ltd (Lucerne, Switzerland and other countries) (2003-2010); Co-founder and leader of three e-business start-ups (Switzerland and Japan) (1996-2009); Managing Director at Schindler Lifts (Singapore) Pte Ltd (1995-1996); Management Consultant at McKinsey & Co. (Zurich, Switzerland) (1990-1990).

John O'Hara

John O'Hara, born in 1977, a British and French citizen, has many years of experience in Controllership, Financial Planning and Analysis and Finance Transformation. He has served as our Chief Financial Officer and a director since July 2024. A qualified chartered accountant, Mr. O'Hara joined our Company in 2018 as International Financial Controller. Prior to joining WISeKey, Mr. O'Hara worked for Jesuit Worldwide Learning, where he served as the Global Financial Controller between August 2017 and December 2018. Prior to joining Jesuit Worldwide Learning, Mr. O'Hara spent three years, from 2015 until 2017, with Deloitte LLP as the Finance Director for their Tax service line. Prior to joining Deloitte, Mr. O'Hara served as the Financial Controller for Marsh and McLennan Companies for seven years from 2008 to 2015. Prior to joining Marsh and McLennan Companies, Mr. O'Hara served as the Group Accountant for Chelsea FC plc for three years from 2004 to 2007. Prior to joining Chelsea FC plc, Mr. O'Hara worked for Grant Thornton LLP in the audit department for six years from 1998 until 2003.In addition to his chartered accountant qualification (FCA) with the Institute of Chartered Accountants in England and Wales (ICAEW), U.K., Mr. O'Hara holds a BA (Hons) in Economics from Durham University, U.K. He is also the Chief Financial Officer and a member of the Board of Directors for SEALSQ Corp.

Peter Ward

Peter Ward, born in 1952, a UK citizen, is a chartered management accountant with significant international experience in the IT, fast moving consumer goods, retail/distribution, medical equipment, plastics and Biotech industries, having worked at companies such as ITT, General Electric, Iomega from 1996 to 2004, and Isotis from 2005 to 2008, both in field and headquarters position. He has worked in the UK, the Netherlands, Germany, Belgium and Switzerland, where he currently resides. He has worked for many years at the executive staff level in international, multi-cultural environments. He began his tenure with WISeKey SA in 2008 as Finance Director and was the Company's Chief Financial Officer between 2012 and June 2024. Mr. Ward has served as a Board member of the Company since 2012. He has in-depth experience in change management, process improvement, business integration & restructuring as well as extensive knowledge of international tax, statutory and US GAAP reporting and Sarbanes-Oxley requirements. He has a BA (honors) degree in Business Administration from Wolverhampton University, U.K. Peter Ward served as a member of the board of directors of Iomega International SA from 1996 to 2004 and from 2005 to 2008 as a member of the board of directors of Isotis Orthobiologics.

6.3.2. Other Activities and Vested Interests

See item 3.1 above.



6.3.3. Permitted Activities

The Articles limit the number of mandates in the supreme governing bodies and the executive management of legal entities that are registered in the Swiss commercial register or a foreign equivalent register outside the Company to ten (10) mandates for members of the Board and five (5) mandates for members of the Executive Management (as defined below). Mandates in companies which are controlled by the Company or which control the Company are not subject to the above limitations, neither those held at the request of the Company or Companies controlled by it, being specified that no member of the Board or the Executive Management may hold more than ten (10) such mandates.

6.3.4. Elections and Terms of Office

The Articles provide that the Board consists of a minimum of three and a maximum of 12 directors. The Board currently consists of eight directors.

The General Meeting elects the members of the Board and the chairman of the Board (the “Chairman”) individually and for a term of office until the completion of the next annual General Meeting. Re-election is possible. If the office of the Chairman of the Board is vacant, the Board appoints a new Chairman from among its members for a term of office extending until completion of the next annual General Meeting.

Except for the election of the Chairman and the members of the Nomination & Compensation Committee by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be a member of the Board.

Please see the table provided under item 3.1 above for the time of each Board member's initial election and term of office.

6.3.5. Internal Organizational Structure

6.3.5.1. Allocation of Tasks Within the Board

Except for the Chairman who is elected by the General Meeting, the Board constitutes itself. The Board may elect one or several Vice-Chairpersons. The Board further appoints a secretary who need not be member of the Board.

The Board is entrusted with the ultimate direction of the Company, the definition of its strategy and the supervision of management. The Board's non-transferable and irrevocable duties further include issuing the necessary directives, determining the organization, organizing the accounting system, the financial controls and the financial planning and appointing, supervising and removing the persons entrusted with the management and representation of the Company.

Furthermore, the Board's duties include the responsibility for the preparation of the management report and the General Meeting, the carrying out of shareholders' resolutions and the notification to the judge in case of over-indebtedness of the Company.

In addition, further duties of the Board are the responsibility for passing resolutions regarding the increase of the share capital, provided that the Board has the authority to do so (art. 653u(1) CO), and the attestation of the capital increase, the preparation of the capital increase report and the corresponding amendment to the Articles.

According to the Company's organizational rules, resolutions of the Board are passed by way of a simple majority vote. The Chairman has a casting vote. To validly pass a resolution, more than half of the members of the Board have to attend the meeting. No quorum is required for confirmation resolutions and adaptations of the Articles in connection with capital increases pursuant to articles 634b, 653u, 652g and 653g CO.

In accordance with Swiss law, the Articles and the organizational regulations (the "Organizational Regulations"), the Board has delegated the Company's Executive Management to the chief executive officer of the Company (the "CEO"), who is supported by the other members of the Executive Management. In the Company's current structure, the positions of Chairman and CEO are held by the same person. The Organizational Regulations may be accessed over the weblinks referenced on page 146 of this annual report.

6.3.5.2. Board Committees

The Board has established the following committees:

Strategy Committee

The Strategy Committee currently consists of two members of the Board: Carlos Moreira (Chairman) and Peter Ward. The Chairman and the other members of the Strategy Committee are appointed by the Board.

The Strategy Committee develops the strategy of the Company and prepares the relevant resolutions of the Board. It advises the Board on all strategic matters, including acquisitions, divestments, joint ventures, restructurings and similar matters. The Strategy Committee continuously reviews the strategic direction of the Company and assesses the impact of changes in the environment of the Company.

Audit Committee

The Audit Committee currently consists of two members of the Board: Jean-Philippe Ladisa (Chairman) and David Fergusson. All of the Audit Committee's members are non-executive members of the Board and independent. The Chairman and the other members of the Audit Committee are appointed by the Board.

The function of the Audit Committee is to serve as an independent and objective body with oversight of:

- the Company's accounting policies, financial reporting and disclosure controls and procedures;
- the quality, adequacy and scope of external audits;
- the Company's accounting compliance with financial reporting requirements;
- the Executive Management's and the internal audit’s approach to internal controls with respect to the production and integrity of the financial statements and disclosure of the financial performance; and
- the performance of the internal audit.

Nomination & Compensation Committee

The Nomination & Compensation Committee currently consists of three members of the Board: David Fergusson (Chairman), Philippe Doubre and Jean-Philippe Ladisa, all of whom are non-executive and independent. The members of the Nomination & Compensation Committee are elected by the General Meeting for a one-year term, commencing on the date of their election at the annual General Meeting and expiring after completion of the subsequent annual General Meeting. The Chairman of the Nomination & Compensation Committee is appointed by the Board.

The Nomination & Compensation Committee establishes, in accordance with the requirements of the Compensation Ordinance and the Articles, the compensation principles for members of the Board and the Executive Management and other members of senior management, including, without limitation, with respect to bonus programs, share purchase plans and option programs. The Nomination & Compensation Committee is also informed of succession plans for members of the Board and the Executive Management and other members of senior management, as well as development programs associated with such succession planning.

6.3.5.3. Working Methods of the Board and its Committees

The cooperation and allocation of competencies between the Board and its committees are as described under this item 3.5. The Chairman coordinates, together with the respective committee chairmen, the work of all committees. He may attend the meetings of all committees, subject to a committee resolving otherwise, and with the exception of discussions relating to his own compensation as member of the Executive Management.

Members of senior management or external consultants may be called in on ad-hoc basis to discuss specific issues or topics where the Board feels that specialized input is required. The Company’s legal advisors are regularly called upon to ensure compliance of the Board, Executive Management and the Company’s operations with all applicable Swiss rules and regulations.



The Board meets as often as the business requires, at least four times a year, but generally every other month. The Board meetings can be held at the Company's place of incorporation, over the phone, or at such other place as the Chairman may determine from time to time. In 2025, the Board officially met eight times, not considering Board conference calls held ad-hoc to discuss or resolve on specific items. The average duration of Board meetings was one hour and twenty-eight minutes. Individual attendance to Board meetings was as follows:

Name	Number of Board meetings attended in 2025	Out of a total number of Board meeting since election of
Carlos Moreira	8	8
María Pía Aqueveque Jabbaz	8	8
Philippe Doubre	6	8
David Fergusson	7	8
Jean-Philippe Ladisa	8	8
Philippe Monnier	8	8
John O'Hara	8	8
Peter Ward	8	8

The Audit Committee meets as often as the business requires. In 2025, the Audit Committee formally met three times for an average duration of forty-eight minutes.

The Nomination & Compensation Committee meets as often as the business requires. In 2025, the Nomination & Compensation Committee met three times for an unknown average duration. The compensation for members of the Board for the period between the 2025 annual General Meeting and the 2026 annual General Meeting, as well as the compensation for members of the Executive Management for the financial year 2026 were approved by the Nomination & Compensation Committee, submitted and approved by the Board, then submitted and voted by the General Meeting that took place on June 27, 2025 during the annual General Meeting. There were no changes to the Board or to the executive management during the remaining of the fiscal year 2025 requiring the Nomination & Compensation Committee to meet to review the compensation voted during the Annual General Meeting.

6.3.6. Definition of Areas of Responsibility

The tasks assumed by the Board are described under items 6.3.5.1 and 6.3.5.2 above.

The Board has delegated full management of the Company to the CEO and the Executive Management. The CEO and the Executive Management coordinate the operations of the Company in accordance with the Organizational Regulations of the Company.

The Board has not made any specific resolutions by the Executive Management subject to Board's approval (apart from the tasks under art. 716a of the Swiss Code of Obligations). The Board has not reserved the right to make specific decisions.

6.3.7. Information and Control Instruments Vis-à-vis the Executive Management

The Board supervises the Executive Management in particular with regard to the Executive Management's performance in meeting agreed goals and objectives, and the compliance with applicable laws, rules and regulations.

Members of the Board have access to all information concerning the business and the affairs of the Company as may be necessary or helpful for them to fulfil their duties as Board members. At Board meetings, any Board member is entitled to request information on any matter relating to the Company regardless of the agenda and the members of the Board or the Executive Management present must provide such information to the best of their knowledge. Outside Board meetings, each Board Member may request information from the Executive Management on the general course of business and, upon approval by the Chairman, each Board member may obtain information on specific transactions and/or access to business documents.

The Executive Management, acting through the CEO, ensures that the Chairman and the Board are kept informed in a timely manner with information in a form and of a quality appropriate to enable the Board to discharge its duties. The Executive Management, through its CEO, regularly reports to the Board at Board Meetings (or outside Board Meetings) in a manner agreed with the Chairman on the current business development and on important business issues, including on all matters falling within the duties and responsibilities of the Board.

Such reports must cover (i) the current business developments including key performance indicators, existing and emerging risks and updates on developments in relevant markets; (ii) quarterly reports on the profit and loss situation, cash flow and balance sheet development, investments, personnel and other pertinent data of the Company; and (iii) information regarding all issues which may affect the supervisory or control function of the Board, including the internal control system.



6.4. Executive Management

6.4.1. Members of the Executive Management

The following table sets forth the name, age and principal position of those individuals who currently are part of the Executive Management, followed by a short description of each member's business experience, education and activities:

Officer	Office	Age as at December 31, 2025
Carlos Moreira	Chief Executive Officer (CEO)	67
John O'Hara	Chief Financial Officer (CFO)	48

In relation to Carlos Moreira's and John O'Hara's biographical information, please refer to the information provided under item 6.3.1 above.

6.4.2. Other Activities and Vested Interests

See item 6.3.1 above.

6.4.3. Additional Disclosure of Information Pursuant to art. 12 para. 1 point 1 of the Ordinance against Excessive Compensation (OaEC)

Please refer to the audited Compensation Report on page 92 of this annual report.

6.4.4. Management Contracts

There are no management contracts in place.

In accordance with the Articles and the Organizational Regulations, the Board has delegated the operational management to the CEO and the Executive Management. The CEO and the Executive Management conduct the operational management of the Company under the supervision of the Board and report to the Board on a regular basis in accordance with the Organizational Regulations.



6.5. Compensation, Shareholdings and Loans

The annual General Meeting held on June 27, 2025 approved the maximum amounts of Board and Executive Management compensation for the 2025/2026 Board term and the 2026 financial year, respectively (see “Compensation Approved by the General Meeting” in section 6.5.1 for further details).

Please refer to the Compensation Report starting on page 92 of this Annual Report for additional information regarding the compensation of Board members and members of the Executive Management.

6.5.1. Content and Method of Determining the Compensation and the Shareholding Programs

The Company assumed the WISeKey Share Ownership Plan from WISeKey SA, the Company's predecessor prior the Initial Listing, as amended by the Company from time to time (the "ESOP"). The ESOP authorizes the Board to grant, at its discretion, options for the purchase of Class B Shares to employees, directors, officers and persons providing advisory services to the Company. The terms of options granted under the WISeKey Share Ownership Plan are determined on an individual basis, but generally vest over a period of three years. Further, holders of options granted under the WISeKey Share Ownership Plan may generally exercise their rights under vested options at any time until the seventh anniversary of the option grant date. If options are not exercised within the exercise period, they are forfeited. In the event of a change of control (as defined in the WISeKey Share Ownership Plan; see item 7.2 below), all options vest immediately. If an employment agreement is terminated with a cause by the Company, or if an option holder breaches any material obligation, all options held by such option holder (whether vested or not) are forfeited.

Although the definitive compensation policy of the Company continues to be subject to review by the Company's Nomination & Compensation Committee, the Company currently believes the Company's compensation plans will continue to be based on the following key principles:

- Coherence in remuneration against the tasks, workload and level of responsibility assumed;
- Adequacy of remuneration in general depending on the course of business, changes of the market in which the Company operates and the compensation the Company's peers pay;
- Enhancement of the Company’s long-term interests by maintaining compensation plans designed to align the interest of key staff with long-term shareholder interest; and
- Link of long-term incentive compensation to both relative and absolute performance metrics.

For non-executive Board members, the Company is and will be using a combination of cash and equity compensation to attract and retain qualified candidates to serve on the Board. The Board believes that any compensation method should have a significant compensation component in the form of equity in order to more closely align director compensation with shareholders' interests. Executive Board members will not receive any compensation for their Board service.

Compensation for the members of the Executive Management, including the executive directors, will in particular contain the following elements:

- The overall annual remuneration of the members of the Executive Management will include a fixed base salary and variable remuneration, which will consist of a bonus and long-term incentive compensation. The methodology determining the variable compensation will be designed to encourage the members of the Executive Management to achieve pre-established performance goals, both short-term and long-term.
- The bonus will be paid in cash, in Class B Shares or options or other instruments entitling its holder to acquire Class B Shares.
- Long-term incentive compensation is expected to be awarded in Class B or Class A Shares, or share units so as to provide a direct correlation of realized pay to shareholder value.

Procedure for Determining Compensation

The Nomination & Compensation Committee is responsible for determining the compensation policy and the compensation plans of the Company and submits such policies and plans to the Board for approval. Subject to the Board's and the General Meeting's approval, the Nomination & Compensation Committee sets the compensation of each Board member and each member of the Executive Management.Such compensation must be within the total fixed amount of compensation for Board Members and members of Executive Management, respectively, approved by the General Meeting (see under "Compensation Approved by the General Meeting" under this item 6.5.1 for further details).

The Nomination & Compensation Committee also reviews the annual compensation report and submits it to the Board for approval.

Compensation Approved by the General Meeting

The Company's shareholders approved the Board compensation for the 2025/2026 Board term and the Executive Management compensation for financial year 2026 at the annual General Meeting held on June 27, 2025. The maximum amount of the Board's compensation for the 2025/2026 Board term is CHF 2 million. The maximum amount of compensation for the Executive Management for financial year 2026 is CHF 6 million.



6.5.2. Rules Related to Compensation in the Articles

6.5.2.1. Principles Applicable to Compensation

Non-Executive Members of the Board

The compensation of the non-executive members of the Board of Directors consists of a fixed base compensation and may consist of further compensation elements, including equity components.

Executive Members of the Board and Executive Management

The compensation of the executive members of the Board and of the members of the Executive Management consists of fixed and variable compensation elements. Variable compensation shall consider the achievement of specific performance targets.

The performance targets may include individual targets, targets of the Company or parts thereof or targets in relation to the market, other companies or comparable benchmarks, considering position and level of responsibility of the recipient. The Board or, to the extent delegated to it, the Nomination & Compensation Committee, shall determine the relative weight of the performance targets and the respective target values.

Compensation may be paid in the form of cash, Class B Shares, or in the form of other types of benefits; for the executive members of the Board and the members of the Executive Management, compensation may in addition be granted in the form of options or comparable instruments or units. The Board and, to the extent delegated to it, the Nomination & Compensation Committee, shall determine grant, vesting, exercise, restriction and forfeiture conditions and periods. In particular, they may provide for continuation, acceleration or removal of vesting, exercise, restriction and forfeiture conditions and periods, for payment or grant of compensation based upon assumed target achievement, or for forfeiture, in each case in the event of pre-determined events such as a change-of-control or termination of an employment or mandate agreement. The Company may procure the required shares or other securities through purchases in the market or by using conditional share capital.

6.5.2.2. Loans, Credit Facilities and Post-Employment Benefits for Members of the Board of Directors and Executive Committee.

Under the current Articles, the Company or companies controlled by it may grant loans to members of the Board of Directors or the Executive Management, provided they are granted at arm's length terms.

As at December 31, 2025, the Company had no loan outstanding to members of the Board of Directors.

Under the Articles, the Company or companies controlled by it may grant members of the Executive Management post-retirement benefits beyond occupational pension, provided, however, that such pension benefits may not exceed 50% of the base salary in the financial year immediately preceding the retirement.



6.5.3. Vote on Pay at the General Meeting of Shareholders

The Articles provide that the General Meeting must each year vote separately on the proposals by the Board regarding the maximum aggregate amounts of:

- the total compensation of the Board for the next term of office; and
- the total compensation of the Executive Management for the period of the next financial year.

If the General Meeting does not approve a proposal of the Board, the Board determines the maximum aggregate amount or maximum partial amounts considering all relevant factors and submits such amounts for approval to the same General Meeting, to an extraordinary General Meeting or to the next annual General Meeting for retrospective approval.

6.6. Shareholders' Participation Rights

6.6.1. Voting Rights Restrictions and Representation

Each Share of the Company carries one vote at a General Meeting of shareholders. Accordingly, each Class A Share and each Class B Share entitle to one vote, irrespective of their different par value. Relative to the investment required to acquire a Class A Share, holders of Class A Shares benefit from a voting privilege, as one Class A Share grants its holder the same voting right as the higher par value Class B Shares. Pursuant to the CO, the voting privilege of Class A Shares does not apply to the following matters to be resolved upon at the Company's General Meeting of shareholders:

- the election of the Company's auditor;
- the appointment of an expert to audit the Company's business management or parts thereof;
- any resolution regarding the instigation of a special investigation; and
- any resolution regarding the initiation of a liability action.

Voting rights may be exercised by shareholders registered in the Company’s share register or by a duly appointed proxy of a registered shareholder or nominee, which proxy need not be a shareholder of the Company up to a specific qualifying day designated by the Board.

Shareholders may also instruct the independent voting rights representative with the exercise of their voting rights. The annual General Meeting shall elect the independent voting rights representative for a term of office until completion of the next annual General Meeting. Re-election is possible. If the Company does not have an independent voting rights representative, the Board shall appoint the independent voting rights representative for the next General Meeting.

Acquirers of Shares of the Company must be entered into the share register as shareholders with the right to vote, provided that such acquirers expressly declare that they have acquired the Shares of the Company in their own name and for their own account.

6.6.2. Supermajority Requirements

Pursuant to the Articles, the shareholders generally pass resolutions by the affirmative vote of a majority of the votes represented at the General Meeting, unless otherwise provided by law or the Articles.

The CO and the Articles require the affirmative vote of at least two-thirds of the voting rights and an absolute majority of the par value of the Shares, each as represented (in person or by proxy) at a General Meeting to approve the following matters:

- the amendment to or the modification of the purpose of the Company;
- the consolidation of shares;
- a share capital increase through the conversion of freely available equity, a contribution in kind and the grant of special privileges;
- the limitation on or withdrawal of shareholders' pre-emptive rights;
- the creation of or the amendment to a conditional capital or of a capital band;
- the restriction on the transferability of shares or cancellation of such a restriction;
- the creation or cancellation of shares with privileged voting rights;
- a change of the currency in which the share capital is denominated;
- the introduction of a casting vote for the Chairman at the general meeting;
- the introduction of a provision in the Articles allowing general meetings to be held abroad;
- the delisting of the Company's equity securities;
- a change in the registered office of the Company;
- the introduction of an arbitration provision in the Articles; and
- the dissolution of the Company.

6.6.3. Convocation of the General Meeting

6.6.3.1 Notice

The Board generally convenes a General Meeting of shareholders. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce and must be sent to each registered shareholder at the address recorded in the share register at least 20 days prior to the meeting.

6.6.3.2 Extraordinary General Meetings

An extraordinary General Meeting may be called upon the resolution of the Board or, under certain circumstances, by the auditor. In addition, the Board is required to convene an extraordinary General Meeting if so requested by shareholders holding an aggregate of at least 5% of the share capital or voting rights, specifying the items for the agenda and their proposals and including evidence of the required shareholdings recorded in the share register, or if it appears from the annual standalone statutory balance sheet that half of the Company’s share capital and legal reserves are not covered by the Company’s assets. In the latter case, the Board must immediately convene an extraordinary General Meeting and propose financial restructuring measures.



6.6.4. Inclusion of Items on the Agenda

Shareholders who, alone or together, represent at least 0.5% of the share capital or voting rights have the right to request that a specific proposal be put on the agenda for the next General Meeting of shareholders, setting forth the item and proposal. In accordance with the Articles, a request to put an item on the agenda has to be made at least 45 calendar days prior to the meeting.

6.6.5. Entries in the Share Register

Registration in the Company's share register maintained by the Company's registrar, Computershare Switzerland Ltd., occurs upon request and is subject to the condition that the acquiring shareholders expressly declare that they have acquired the registered Shares in their name and for their account. Individual persons who do not declare to have acquired the Shares in their name and for their account may be registered as nominees with voting rights.

After hearing the registered shareholder or nominee, the registration in the share register may be cancelled with retroactive effect as at the date of registration if such registration was made based on false or misleading information. The relevant shareholder or nominee shall be promptly informed of the cancellation.

Only those shareholders (including nominees) who are registered in the share register on the record date have the right to vote at General Meetings. The Company generally expects to set the record date for each General Meeting to be a date not more than 20 calendar days prior to the date of the relevant General Meeting and announce the date of the General Meeting prior to the record date.

6.6.6. Significant Changes after December 31, 2025

None.



6.7. Change of Control and Defence Measures

6.7.1. Duty to Make an Offer

Pursuant to the applicable provisions of the FMIA, any person that acquires shares of a listed Swiss company, whether directly or indirectly or acting in concert with third parties, which shares, when taken together with any other shares of such company held by such person (or such third parties), exceed the threshold of $33^{1/3}$% of the voting rights of such company, must make a takeover bid to acquire all the other listed shares of such company. A company's articles of association may either eliminate the mandatory takeover obligation under the FMIA or may raise the relevant threshold to 49% ("opting-out" or "opting-up", respectively).

The Articles contain an opting-out provision. Therefore, a potential acquirer or Company of acquirers exceeding the threshold of $33^{1/3}$% of the voting rights of the Company will not be required to make a takeover bid to acquire all the other Class B Shares.

6.7.2. Clauses on Changes of Control

The Company is not aware of any agreements containing change of control clauses other than the memorandum and articles of association of SEALSQ, as detailed below. The WISeKey Share Ownership Plan, as mentioned in item 6.5.1 above, stipulated, with respect to its predecessor WISeKey SA, i.e., the holding company prior to the Company's listing, that all options granted to employees, members of the Board or the Executive Management shall vest upon an initial public offer, a mandatory public tender offer, or the acquisition by any person or entity, alone or jointly, of more than 50% of the shares or voting rights of the Company.

The memorandum and articles of association of SEALSQ provide that, in the event of a change of control (being the acquisition by any person or entity, alone or jointly, of more than 50% of the voting rights of any holder of SEALSQ Class F Shares (a "Class F Shareholder") which is a corporate entity), the SEALSQ Class F Shares owned by such Class F Shareholder will be subject to a mandatory redemption by SEALSQ in exchange for the issuance of new SEALSQ Ordinary Shares at a ratio of five (5) SEALSQ Ordinary Shares for each one (1) SEALSQ Class F Share redeemed. A change in the control of the Company would trigger this provision as it is currently the only corporate entity holding SEALSQ Class F Shares. Each SEALSQ Ordinary Share has one vote per share as against each other SEALSQ Ordinary Share but, as a class, the SEALSQ Ordinary Shares retain 50.01% of the SEALSQ's voting power. Each SEALSQ Class F Share has a number of votes per share that causes the total votes of all SEALSQ Class F Shares as a class to equal 49.99% of the voting power of all SEALSQ Shares. As a result, upon completion of a mandatory redemption, the remaining Class F Shareholders, who are members of SEALSQ's board of directors and senior management, would hold SEALSQ Shares representing 49.99% of the Company's voting power. The mandatory redemption of SEALSQ Class F Shares in exchange for new SEALSQ Ordinary Shares would result in a dilution of the per share voting power of the holders of the SEALSQ Ordinary Shares.

6.8. Auditors

6.8.1. Duration of the Mandate and Term of Office of the Lead Auditor

Under the Company's Articles, the shareholders elect the Company's independent statutory auditor each year at the annual General Meeting. Re-election is permitted.

The Company's auditor is BDO SA (BDO), Route de Meyrin 123, 1219 Châtelaine, Switzerland. BDO has been the auditor since the Company's incorporation on December 02, 2015, and has been re-elected at the ordinary General Meetings on May 31, 2017, May 25, 2018, May 21, 2019, May 15, 2020, May 25, 2021, June 24, 2022, June 22, 2023, June 27, 2024, and June 27, 2025. Since June 2025, the responsible lead audit partner is Mr. Nigel Le Masurier. In accordance with article 730a para. 2 CO, the rotation frequency of the responsible lead audit partner is seven years.

6.8.2. Auditing Fees

The auditing fees (net of VAT) invoiced to the Company by BDO in fiscal year 2025 amount to CHF 1,311,061.

6.8.3. Additional Fees

In fiscal year 2025, there were no additional fees invoiced by BDO.

6.8.4. Information Instruments Pertaining to the External Audit

The supervision of the external audit is to be exercised by the Audit Committee and by the full Board of Directors (see also the duties and functions as described under item 6.3.5 above). For the December 31, 2025 audit, the supervision of the external audit has been exercised primarily by the Audit Committee.

BDO provides the Audit Committee with a report before each meeting of the Audit Committee regarding the execution and results of its work for WISeKey, proposals to correct or improve identified problems and the implementation of decisions made by the Audit Committee. For future reporting periods, it is planned to include the auditor's representatives to take part in meetings of the Audit Committee as external participants.

In 2025, the Audit Committee and BDO met three times.



6.9. Information Policy

Under the Company's Articles, the shareholders elect the Company's independent statutory auditor each year at the annual General Meeting. Re-election is permitted.

The Company's auditor is BDO SA (BDO), Route de Meyrin 123, 1219 Châtelaine, Switzerland. BDO has been the auditor since the Company's incorporation on December 02, 2015, and has been re-elected at the ordinary General Meetings on May 31, 2017, May 25, 2018, May 21, 2019, May 15, 2020, May 25, 2021, June 24, 2022, June 22, 2023, June 27, 2024, and June 27, 2025. Since June 2025, the responsible lead audit partner is Mr. Nigel Le Masurier. In accordance with article 730a para. 2 CO, the rotation frequency of the responsible lead audit partner is seven years.

The Company releases its annual financial results in the form of a business report. Under Swiss law, the convocation notice is published in the Swiss Official Gazette of Commerce. WISeKey's business report is published in electronic form within four months of the December 31 balance sheet date, the first time for financial year 2015. In addition, results for the first half of each financial year are released in electronic form within three months of the June 30 balance sheet date. The Company's annual report and half-year results will be announced via press releases and media and investor conferences in person or via telephone.

WISeKey's annual and interim reports are available at
https://www.wisekey.com/company/investors/financial-reports/.

The Company's agenda is available at
https://www.wisekey.com/company/investors/investors-corporate-calendar/.

As from the listing, copies of all information and documents pertaining to press releases, media conferences, investor updates and presentations at analyst and investor presentation conferences can be downloaded from the Company's website at www.wisekey.com/investors or obtained from the Company upon request at Investor Relations (telephone number: +41 22 594 3000, email: info@wisekey.com).

Additional information on WISeKey is available on the Company's website: https://www.wisekey.com/.

Weblinks regarding the SIX Swiss Exchange push and pull system concerning ad-hoc publicity issues are:

Investor relations contact:
https://www.wisekey.com/company/investors/contact/
Press releases: https://www.wisekey.com/press/
Current Articles of Association: https://www.wisekey.com/company/legal-information/organization/
Organizational Regulations: https://www.wisekey.com/company/legal-information/organization/



6.10. Quiet periods

For members of the Board, members of the Executive Management and employees directly reporting to them, including their respective staff, trading or performing other transactions in any securities of the Company, including, but not limited to, option or conversion rights or any other financial instruments whose price is dependent to a degree of more than $33^{1}/_{3}$% on the shares of the Company (collectively the "Relevant Securities") is prohibited from trading or otherwise dealing in any Relevant Securities during the following regular Restricted Periods, regardless of whether such member is in possession of insider information or not:

- a) the period starting 20 SIX Swiss Exchange trading days prior to the end of any half yearly reporting period of the Company and ending one (1) full trading day following the respective public release (semi-annual results);
- b) the period starting 30 SIX Swiss Exchange trading days prior to the end of any yearly reporting period of the Company and ending one (1) full trading day following the respective public release (annual results);
- c) the period starting 10 SIX Swiss Exchange trading days before any public earnings release of the Company and ending one (1) full trading day following the public release; and
- d) the period starting 30 SIX Swiss Exchange trading days prior to the first public release of an offering memorandum for an issue of Relevant Securities and ending one (1) full trading day following the public release.

Members of the Board and the Executive Management and employees directly reporting to them may only make transactions in Relevant Securities if they obtained clearance in advance from another pre-defined member of the Board or Executive Management.

7.

FINANCIAL REPORTS

7.1 Consolidated Financial Statements

WISeKey International Holding Ltd

Consolidated Financial Statements

As at December 31, 2025

The page numbers below refer only to the F pages of the annual report.

Contents




Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

1. Report of the Independent Registered Public Accounting Firm (BDO AG; Zurich, Switzerland; PCAOB ID# 5988)



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

To the general meeting of

WISeKey International Holding Ltd
General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Consolidated Financial Statements 2025

(for the period from 01.01.2025 to 31.12.2025)

April 30, 2025



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

STATUTORY AUDITOR'S REPORT

To the general meeting of WISeKey International Holding Ltd, Zug

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of WISeKey International Holding Ltd and its subsidiaries (the Group), which comprise the consolidated balance sheets as at December 31, 2025 and December 31, 2024, and the related consolidated statements of comprehensive (loss) / income, consolidated statements of changes in shareholders' equity and consolidated statement of cash flows for each of the three years in the period ended December 31, 2025, and notes to the consolidated financial Statements, including a summary of significant accounting policies.

In our opinion the consolidated financial Statements (pages F-8 to F-60) present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for each of the three years then ended in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with Swiss law, the standards of the Public Company Accounting Oversight Board (United States) (PCAOB) and Swiss Standards on Auditing (SA-CH). Our responsibility is to express an opinion on these consolidated financial statements based on our audit and our responsibilities under those provisions and standards are further described in the “Auditor's responsibilities for the audit of the consolidated financial statements” section of our report. We are a public accounting firm and are independent of the Company in accordance with the provisions of Swiss law, U.S. federal securities law, as well as the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities, the U.S. Securities and Exchange Commission and the PCAOB. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

BDO

Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

Key Audit Matter	How the Key Audit Matter was addressed in the audit
Business Combination - Valuation of Customer Relationships As described in Note 6 to the consolidated financial statements, on August 4, 2025, the Company acquired 100% of the issued and outstanding shares of IC'Alps SAS ("IC'Alps"). The Company accounted for the acquisitions under the acquisition method of accounting for business combinations. Accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their respective fair values, including customer relationships valued at $ 12.8 million. We identified management's judgment used to determine the fair value of customer relationships as a critical audit matter. Estimating the fair value of customer relationships involved significant subjective judgement over significant assumptions utilized including revenue growth rates, attrition rate, EBITDA margin, SG&A add back percentage and discount rate. Auditing these significant assumptions involved especially subjective and challenging auditor judgement due to the nature and extent of audit effort required to address these matters, including the extent of specialized skill or knowledge needed.	We evaluated the completeness and accuracy of the documentation provided by management for identifying and valuing customer relationships. We further evaluated the reasonableness of significant assumptions used in the determination of the fair value of customer relationships by: - reviewing the historical performance of the acquired company; - assessing revenue projections against industry metrics and peer-group companies; - testing of underlying supporting documents and schedules utilized in developing significant assumptions and specifically the sales pipeline and the signed contracts; and - performing sensitivity analyses to evaluate the potential impact of changes in significant assumptions on the fair value measurement We utilized personnel with specialized knowledge and skill in valuation to assist in: - assessing the appropriateness of the valuation models and methodologies used; - evaluating the reasonableness of the discount rate; and - testing the source information underlying the determination of the discount rate.

Other Information

The board of directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the consolidated financial statements, the financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements, or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.



Phone +41 22 322 24 24
www.bdo.ch
geneve@bdo.ch

BDO Ltd
Rte de Meyrin 123
P.O. Box 150
1215 Geneva 15

Responsibilities of the Board of Directors for the Consolidated Financial Statements

The board of directors is responsible for the preparation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles and the provisions of Swiss law, and for such internal control as the board of directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the board of directors is responsible for assessing the Group's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the board of directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, the standards of the PCAOB and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of the auditor's responsibilities for the audit of the consolidated financial statements is located at EXPERTsuisse's website at: https://www.expertsuisse.ch/en/audit-report-for-ordinary-audits. This description forms part of our auditor's report.

Report on Other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the board of directors.

We recommend that the consolidated financial statements submitted to you be approved.

Geneva, April 30, 2026

BDO Ltd

Nigel Le Masurier	Sascha Gasser
Licensed Audit Expert Auditor in charge	Licensed Audit Expert

2. Consolidated Statements of Comprehensive (Loss) / Income

USD'000, except earnings per share	12 months ended December 31, 2025	2024	2023	*Note ref.*
Net sales	19,289	11,875	30,918	*31*
Cost of sales	(9,545)	(7,104)	(15,754)	
Depreciation of production assets	(506)	(478)	(420)	
Gross profit	**9,238**	**4,293**	**14,744**	
Other operating income	224	184	167	*32*
Research & development expenses	(14,883)	(7,026)	(4,398)	
Selling & marketing expenses	(14,394)	(8,550)	(6,523)	
General & administrative expenses	(27,879)	(16,324)	(17,290)	
Total operating expenses	**(56,932)**	**(31,716)**	**(28,044)**	
Operating loss	**(47,694)**	**(27,423)**	**(13,300)**	
Non-operating income	13,423	1,629	2,374	*34*
Debt conversion expense	-	(32)	(562)	
Interest and amortization of debt discount	(224)	(1,013)	(624)	
Non-operating expenses	(3,716)	(2,018)	(3,107)	*36*
Loss before income tax expense	**(38,211)**	**(28,857)**	**(15,219)**	
Income tax income / (expense)	163	(3,086)	(230)	*37*
Equity in earnings of unconsolidated entities	(106)	-	-	
Net loss	**(38,154)**	**(31,943)**	**(15,449)**	
Net loss attributable to noncontrolling interests	(32,082)	(18,497)	(89)	
Net loss attributable to WISeKey International Holding Ltd	**(6,072)**	**(13,446)**	**(15,360)**	
Earnings per Class A Share (USD)				*38*
Earnings per Class A Share				
Basic	(0.91)	(0.92)	(0.50)	
Diluted	(0.91)	(0.92)	(0.50)	
Earning per Class A Share attributable to WISeKey International Holding Ltd				
Basic	(0.15)	(0.39)	(0.51)	
Diluted	(0.15)	(0.39)	(0.51)	
Earnings per Class B Share (USD)				*38*
Earnings per Class B Share				
Basic	(9.12)	(9.17)	(5.01)	
Diluted	(9.12)	(9.17)	(5.01)	
Earning per Class B Share attributable to WISeKey International Holding Ltd				
Basic	(1.45)	(3.86)	(5.06)	
Diluted	(1.45)	(3.86)	(5.06)	

USD'000	12 months ended December 31, 2025	2024	2023	*Note ref.*
Other comprehensive income / (loss), net of tax:				
Foreign currency translation adjustments	377	287	(842)	
Unrealized holding gains arising during period	25	0	0	
Defined benefit pension plans:				*26*
Net loss arising during period	(72)	(1,206)	(1,151)	
Other comprehensive (loss) / income	**330**	**(919)**	**(1,993)**	
Comprehensive loss	**(37,824)**	**(32,862)**	**(17,442)**	
Other comprehensive income / (loss) attributable to noncontrolling interests	54	(28)	(99)	
Other comprehensive income / (loss) attributable to WISeKey International Holding Ltd	**276**	**(891)**	**(1,894)**	
Comprehensive loss attributable to noncontrolling interests	(32,028)	(18,525)	(188)	
Comprehensive loss attributable to WISeKey International Holding Ltd	**(5,796)**	**(14,337)**	**(17,254)**	

The accompanying notes are an integral part of these consolidated financial statements.

3. Consolidated Balance Sheets

USD'000	As at December 31, 2025	As at December 31, 2024	*Note ref.*
ASSETS			
Current assets			
Cash and cash equivalents	429,244	90,600	*8*
Restricted cash, current	4	-	
Accounts receivable, net of allowance for credit losses	5,109	4,285	*9*
Notes receivable, current	-	13	
Inventories	2,012	1,418	*10*
Prepaid expenses, current	2,445	1,364	
Investment, current	10,032	-	*11*
Government assistance	4,579	2,247	*12*
Other current assets	2,353	573	*13*
Total current assets	**455,778**	**100,500**	
Noncurrent assets			
Notes receivable, noncurrent	31	32	
Deferred tax credits	2,364	250	*14*
Property, plant and equipment, net of accumulated depreciation	3,804	3,275	*15*
Intangible assets, net of accumulated amortization	21,073	96	*16*
Operating lease right-of-use assets	6,366	1,502	*17*
Finance lease right-of-use assets	126	-	*17*
Goodwill	13,973	8,317	*18*
Available-for-sale debt securities, noncurrent	129	-	*19*
Equity securities, at cost	517	455	*20*
Investment in SAFE	1,000	-	*21*
Investment in unconsolidated affiliates	7,857	-	*22*
Prepaid expenses, noncurrent	1,114	-	
Other noncurrent assets	455	261	
Total noncurrent assets	**58,809**	**14,188**	
TOTAL ASSETS	**514,587**	**114,688**	
LIABILITIES			
Current Liabilities			
Accounts payable	19,207	13,496	*23*
Notes payable	748	5,900	*25*
Indebtedness to related parties, current	84	78	*25*
Convertible note payable, current	10	9	*25*
Deferred revenue, current	93	93	*31*
Current portion of obligations under operating lease liabilities	932	607	*17*
Current portion of obligations under finance lease liabilities	57	-	*17*
Income tax payable	3	2	*36*
Other current liabilities	14,132	1,135	*24*
Total current liabilities	**35,266**	**21,320**	

USD'000	As at December 31, 2025	As at December 31, 2024	*Note ref.*
Noncurrent liabilities			
Bonds, mortgages and other long-term debt	1,047	102	*25*
Deferred revenue, noncurrent	13	21	*31*
Indebtedness to related parties, noncurrent	1,324	1,387	*25*
Operating lease liabilities, noncurrent	5,536	853	*17*
Finance lease liabilities, noncurrent	72	-	*17*
Deferred income tax liability	4,367	-	*36*
Employee benefit plan obligation	4,502	3,877	*26*
Other noncurrent liabilities	1,311	4	
Total noncurrent liabilities	**18,172**	**6,244**	
TOTAL LIABILITIES	**53,438**	**27,564**	
Commitments and contingent liabilities			*27*
SHAREHOLDERS' EQUITY			
Common stock - Class A	16	16	*28*
Par value - CHF 0.01 and CHF 0.01			
Authorized - 2,000,880 and 2,000,880 shares			
Issued and outstanding - 1,600,880 and 1,600,880 shares			
Common stock - Class B	440	359	*28*
Par value - CHF 0.10 and CHF 0.10			
Authorized - 8,281,180 and 6,194,267			
Issued – 4,080,546 and 3,365,560			
Outstanding - 4,024,038 and 3,309,052			
Share subscription in progress	-	1	
Treasury stock, at cost (56,508 and 56,508 shares held)	(502)	(502)	*28*
Additional paid-in capital	343,015	316,431	
Accumulated other comprehensive income / (loss)	3,426	3,150	*29*
Accumulated deficit	(300,479)	(294,407)	
Total shareholders' equity attributable to WISeKey shareholders	**45,916**	**25,048**	
Noncontrolling interests in consolidated subsidiaries	415,233	62,076	
Total shareholders' equity	**461,149**	**87,124**	
TOTAL LIABILITIES AND EQUITY	**514,587**	**114,688**	

The accompanying notes are an integral part of these consolidated financial statements.

4. Consolidated Statements of Changes in Shareholders' Equity

USD'000 (except for share numbers)	Number of common shares[1]		Common Share Capital[1]		Total share capital[1]	Treasury Shares	Additional paid-in capital	Share subscription in progress	Accumulated deficit	Accumulated other comprehensive income / (loss)	**Total stockholders' equity**	Noncontrolling interests	**Total equity**	***Note ref.***
	Class A	Class B	Class A	Class B										
As at December 31, 2023	1,600,800	3,076,150	400	8,170	8,570	(691)	289,448	-	(280,961)	4,041	**20,407**	677	**21,084**	
Options exercised	-	-	-	-	-	-	(12)	1	-	-	**(11)**	-	**(11)**	
Stock-based compensation	-	-	-	-	-	-	1,182	-	-	-	**1,182**	-	**1,182**	
L1 Facilities[2]	-	-	-	-	-	189	1,083	-	-	-	**1,272**	-	**1,272**	*25*
Anson Facilities[3]	-	289,410	-	817	817	-	235	-	-	-	**1,052**	-	**1,052**	*25*
L1 SPAs[4] and warrants	-	-	-	-	-	-	6,756	-	-	-	**6,756**	40,259	**47,015**	
Anson SPAs[5] and warrants	-	-	-	-	-	-	7,265	-	-	-	**7,265**	39,632	**46,897**	
Change in par value of shares	-	-	(384)	(8,628)	(9,012)	-	9,012	-	-	-	**-**	-	**-**	
Change in ownership of WISe.ART	-	-	-	-	-	-	1,462	-	-	-	**1,462**	33	**1,495**	
Net income	-	-	-	-	-	-	-	-	(13,446)	-	**(13,446)**	(18,497)	**(31,943)**	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	(891)	**(891)**	(28)	**(919)**	
As at December 31, 2024	1,600,880	3,365,560	16	359	375	(502)	316,431	1	(294,407)	3,150	**25,048**	62,076	**87,124**	
Options exercised and acquisition of common stock for tax withholding obligations	-	23,570	-	3	3	-	(3,276)	(1)	-	-	**(3,274)**	164	**(3,110)**	
Stock-based compensation	-	-	-	-	-	-	3,263	-	-	-	**3,263**	-	**3,263**	*33*
Subscription Agreements	-	691,416	-	78	78	-	(78)	-	-	-	**-**	-	**-**	*25*
Securities Purchase Agreements	-	-	-	-	-	-	13,492	-	-	-	**13,492**	242,477	**255,969**	*30*
Warrant exercises	-	-	-	-	-	-	5,153	-	-	-	**5,153**	75,825	**80,978**	*30*
Change in ownership of SEALCOIN	-	-	-	-	-	-	846	-	-	-	**846**	(281)	**565**	*30*
ATM	-	-	-	-	-	-	6,868	-	-	-	**6,868**	62,950	**69,818**	*30*
Investment in Wecan	-	-	-	-	-	-	152	-	-	-	**152**	1,775	**1,927**	*22*
Acquisition of IC'Alps	-	-	-	-	-	-	164	-	-	-	**164**	2,275	**2,439**	*6*
Net income	-	-	-	-	-	-	-	-	(6,072)	-	**(6,072)**	(32,082)	**(38,154)**	
Other comprehensive income / (loss)	-	-	-	-	-	-	-	-	-	276	**276**	54	**330**	
As at December 31, 2025	1,600,880	4,080,546	16	440	456	(502)	343,015	-	(300,479)	3,426	**45,916**	415,233	**461,149**	

1. The articles of association of the Company had not been fully updated as of December 31, 2025 and 2024 with the shares issued out of conditional capital.

The accompanying notes are an integral part of these consolidated financial statements

5. Consolidated Statements of Cash Flows

USD'000	12 months ended December 31, 2025	2024	2023
Cash Flows from operating activities:			
Net Income (loss)	(38,154)	(31,943)	(15,449)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation of property, plant & equipment	752	728	624
Depreciation of lease building & assets, net of cash paid	(2,021)	(46)	-
Amortization of intangible assets	1,523	-	1
Impairment charge	472	-	-
Write-off loss / (gain)	-	-	(48)
Debt conversion expense	-	32	562
Interest and amortization of debt discount	224	1,013	624
Stock-based compensation	8,347	1,182	178
Bad debt expense	-	-	36
Inventory valuation allowance	34	(523)	594
Gain on repayment of ExWorks Loan	(3,699)	-	-
Income / (loss) from equity-method investments, net of dividends received	106	-	-
Increase (decrease) in defined benefit pension liability, net of unrealized gains and losses	375	(330)	232
Deferred tax asset write-off	-	3,077	-
Income tax expense / (recovery) net of cash paid	(169)	1	222
Change in income tax receivable — withholding tax	(2,114)	-	-
Other non cash expenses /(income)			
Expenses settled in equity	-	2,652	214
Unrealized and non-cash foreign currency transactions	(568)	206	(518)
Other	-	-	409
Changes in operating assets and liabilities, net of effects of businesses acquired			
Decrease (increase) in accounts receivables	549	1,186	(2,898)
Decrease (increase) in inventories	(629)	4,335	2,319
Decrease (increase) in government assistance	(1,039)	(529)	(1,069)
Decrease (increase) in other current assets and prepaids, net	(2,344)	361	(21)
Decrease (increase) in other noncurrent assets	(71)	14	(26)
Increase (decrease) in accounts payable	3,315	634	(538)
Increase (decrease) in deferred revenue, current	(15)	(124)	43
Increase (decrease) in income taxes payable	1	(2)	(53)
Increase (decrease) in other current liabilities, excluding stock-based compensation liability	5,843	303	360
Increase (decrease) in deferred revenue, noncurrent	-	(3)	2
Increase (decrease) in other noncurrent liabilities	(3,080)	2	(6)
Net cash provided by (used in) operating activities	**(32,362)**	**(17,774)**	**(14,206)**
Cash Flows from investing activities:			
Change in ownership of WISe.ART	-	750	-
Sale / (acquisition) of equity securities	565	-	-
Sale / (acquisition) of property, plant and equipment	(743)	(571)	(3,021)
Sale / (acquisition) of cryptocurrencies	(500)	-	-
Sale / (acquisition) of investment in SAFE	(1,000)	-	-
Sale / (acquisition) of available-for-sale debt securities	(104)	-	-
Sale / (acquisition) of investment, current	(10,000)	-	-
Acquisition of a business, net of cash and cash equivalents acquired	(10,549)	-	-
Acquisition of unconsolidated affiliates	(6,015)	-	-
Net cash provided by (used in) investing activities	**(28,346)**	**179**	**(3,021)**

USD'000	12 months ended December 31, 2025	2024	2023
Cash Flows from financing activities:			
Proceeds from options and warrants exercises	7,403	17,612	28
Proceeds from issuance of Common Stock	429,266	60,000	-
Common Stock issuance costs	(29,098)	(4,855)	-
Proceeds from convertible loan issuance	-	22,500	12,990
Proceeds from debt	-	12	-
Repayments of debt	(4,933)	(53)	(276)
Payments of debt issue costs	-	(2,300)	(890)
Repurchase of treasury shares	-	-	(2)
Acquisition of common stock for tax withholding obligations	(3,136)	-	-
Net cash provided by (used in) financing activities	**399,502**	**92,916**	**11,850**
Effect of exchange rate changes on cash and cash equivalents	(146)	(32)	(126)
Cash and cash equivalents and restricted cash			
Net increase (decrease) during the period	338,648	75,289	(5,503)
Balance, beginning of period	90,600	15,311	20,814
Balance, end of period	**429,248**	**90,600**	**15,311**
Reconciliation to balance sheet			
Cash and cash equivalents	429,244	90,600	15,311
Restricted cash, current	4	-	-
Balance, end of period	**429,248**	**90,600**	**15,311**
Supplemental cash flow information for financing and investing activities			
Cash paid for incomes taxes	6	8	8
Shares withheld to satisfy tax obligations	3,136	-	-
Noncash conversion of convertible loans into common stock	-	24,515	12,875
Issuance of shares in relation to investments in unconsolidated affiliates	1,948	-	-
Issuance of shares in relation to the acquisition of IC'Alps	2,464	-	-
ROU assets obtained from operating lease	6,312	62	66
ROU assets obtained from finance lease	157	-	-

The accompanying notes are an integral part of these consolidated financial statements.

6. Notes to the Consolidated Financial Statements

Note 1. The WISeKey Group

WISeKey International Holding Ltd, together with its consolidated subsidiaries ("WISeKey" or the "Company" or the "Group" or the "WISeKey Group"), has its headquarters in Switzerland. WISeKey International Holding Ltd, the ultimate parent of the WISeKey Group, was incorporated in December 2015 and is listed on the Swiss Stock Exchange, SIX SIS AG, with the valor symbol "WIHN" since March 2016 and on the NASDAQ Capital Market exchange with the valor symbol "WKEY" since December 2019.
The Group develops, markets, hosts and supports a range of solutions that enable the secure digital identification of individuals, cloud applications, and connected devices, through its Digital Identities, Semiconductors, Public Key Infrastructure (PKI), Blockchain and Space technologies. WISeKey's current focus is on post-quantum cryptography (PQC) in order to provide secure, quantum resistant identification means to the market.
The Group leads a carefully planned vertical integration strategy through acquisitions of companies in the industry. Its strategic objectives include to secure its position among leading post-quantum cryptography providers and to provide integrated services to its customers and also achieve cross-selling and synergies across WISeKey.

Note 2. Future operations and going concern

The Group experienced a loss from operations in this reporting period. Although the WISeKey Group does anticipate being able to generate profits in the near future, this cannot be predicted with any certainty. The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern.
The Group incurred a net operating loss of USD 47.7 million and had positive working capital of USD 420.5 million as at December 31, 2025, calculated as the difference between current assets and current liabilities. Based on the Group's cash projections for the next 12 months to April 30, 2027, it has sufficient liquidity to fund operations and financial commitments. Historically, the Group has been dependent on equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

Based on the foregoing, Management believe it is correct to present these figures on a going concern basis.

Note 3. Basis of presentation

The consolidated financial statements are prepared in accordance with the Generally Accepted Accounting Principles in the United States of America ("US GAAP") as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). All amounts are in United States dollars ("USD") unless otherwise stated.

Acquisition of IC'Alps

On August 4, 2025, WISeKey, through its subsidiary SEALSQ Corp ("SEALSQ"), acquired 100% of the issued and outstanding shares of IC'Alps SAS ("IC'Alps"), a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC'Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial and security markets.
The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities and results of IC'Alps have been included in the Group's consolidated financial statements from August 4, 2025.
The acquisition enhances WISeKey's semiconductor design capabilities and expands its engineering workforce and customer relationships.

Note 4. Summary of significant accounting policies

Accounts Receivable

Receivables represent rights to consideration that are unconditional and consist of amounts billed and currently due from customers. The Group extends credit to customers in the normal course of business and in line with industry practices.

Advertising Costs

All advertising costs are expensed as incurred.

Allowance for Credit losses

The Group recognizes an allowance for credit losses to present the net amount of receivables expected to be collected as of the balance sheet date. The allowance is based on the credit losses expected to arise over the asset's contractual term taking into account historical loss experience, customer-specific data as well as forward-looking estimates. Expected credit losses are estimated individually.
Accounts receivables are written off when deemed uncollectible and are recognized as a deduction from the allowance for credit losses. Expected recoveries, which are not to exceed the amount previously written off, are considered in determining the allowance balance at the balance sheet date.

Available-For-Sale Debt Securities

Available-for-sale debt securities are reported at fair value. Unrealized gains and losses, net of tax, are included in accumulated other comprehensive income (AOCI) until realized or determined to be credit impaired. The Company evaluates available-for-sale debt securities for expected credit losses under ASC 326. A credit loss allowance is recorded when a security's fair value is less than its amortized cost and the Company does not expect to recover the full amortized cost.

Cash and Cash Equivalents

Cash consists of deposits held at major banks that are readily available. Cash equivalents consist of highly liquid investments that are readily convertible to cash and with original maturity dates of three months or less from the date of purchase. The carrying amounts approximate fair value due to the short maturities of these instruments. Managed investment accounts held for investment purposes are excluded from cash and cash equivalents.

Comprehensive Income / (Loss)

Comprehensive income includes net income and other comprehensive income ("OCI"). Other comprehensive income consists of revenues, expenses, gains, and losses to be included in comprehensive income but excluded from net income as listed in ASC 220-10-45-10A.
In line with ASC 220 (Income Statement - Reporting Comprehensive Income), the Group has elected to report comprehensive income in a single continuous financial statement with two sections: net income and other comprehensive income.
The Group presents each of the components of other comprehensive income separately, based on their nature, in the statement of comprehensive income.

Contract Assets

Contract assets consist of accrued revenue where the Group has fulfilled its performance obligation towards the customer, but the right to payment is conditional on something other than the passage of time, and therefore the corresponding invoice has not yet been issued. Upon invoicing, contract assets are reclassified to trade accounts receivable until payment is received.

Contract Liability

Contract liability consists of either:

- amounts that have been invoiced and not yet paid nor recognized as revenue. Upon payment, the liability is reclassified to deferred revenue if the amounts still have not been recognized as revenue. Contract liability that will be realized during the succeeding 12-month period is recorded as current and the remaining contract liability recorded as noncurrent. This would relate to multi-year certificates or licenses.
- advances from customers not supported by invoices.

Cost of Sales and Depreciation of Production Assets

Our cost of sales consists primarily of expenses associated with the delivery and distribution of our services and products. These include expenses related to the license to the global cryptographic root key, the global certification authorities as well as the digital certificates for people, servers and objects, expenses related to the preparation of our secure elements and the technical support provided on the Group's ongoing production and on ramp-up phases, including materials, labor, test and assembly suppliers and subcontractors, freights costs, as well as the amortization of probes, wafers and other items that are used in the production process. This amortization is disclosed separately under depreciation of production assets on the face of the income statement.

Crypto Assets

The Group's cryptocurrency holding is classified as crypto assets with indefinite useful lives in accordance with ASC 350-30 and presented separately in the notes (see Note 16). All in-scope crypto assets shall be remeasured to fair value at each reporting date in accordance with ASC 820 (Fair Value Measurement). All changes in fair value (whether unrealized gains or losses) shall be recognized in net income for the period in which the change occurs.
Cryptocurrencies created or issued by the Group's related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Deferred Revenue

Deferred revenue consists of amounts that have been invoiced and paid but have not been recognized as revenue. Deferred revenue that will be realized during the succeeding 12-month period is recorded as current and the remaining deferred revenue recorded as noncurrent. This would relate to multi-year certificates or licenses.

Earnings per Share

Basic earnings per share are calculated using the two-class method required for companies with multiple classes of common stock. The two-class method determines net earnings per common share for each class of common stock according to dividends declared or accumulated and participation rights in distributed and undistributed earnings or losses. The two-class method requires income available to common stockholders for the period to be allocated between each class of common stock based upon their respective rights to receive dividends as if all income for the period had been distributed.

For WISeKey, the dividend rights of the holders of Class A Shares, nominal value CHF 0.01, (the "WIHN Class A Shares", or, individually, a "WIHN Class A Share") and WIHN Class B Shares (collectively, the "common stock") differ. Dividend rights are proportionate to the nominal value of each class of shares. The dividend rights of a WIHN Class B Share with a nominal value of CHF 0.10 are ten times greater than the dividend rights of a WIHN Class A Share with a nominal value of CHF 0.01. Undistributed earnings are allocated to the classes of common stock proportionately to their dividend rights and the resulting net results per share will, therefore, vary for each class of common stock. In line with ASC 260-10-45, the Group has presented the net earnings attributed to its common stock for each class of common stock. The earnings per share calculation is based on the weighted average number of shares in issue of each class.
When the effects are not antidilutive, diluted earnings per share are calculated using the weighted-average outstanding common shares and the dilutive effect of stock options as determined under the treasury stock method.

Equity Securities

Equity securities are any security representing an ownership interest in an entity or the right to acquire or dispose of an ownership interest in an entity at fixed or determinable prices, in accordance with ASC 321, i.e., investments that do not qualify for accounting as a derivative instrument, an investment in consolidated subsidiaries, or an investment accounted for under the equity method.
The Group accounts for these investments in equity securities at fair value at the reporting date, except for those investments without a readily determinable fair value where the Group has elected the measurement at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or a similar investment of the same issuer, in line with ASC 321. Changes in fair value are accounted for in the income statement as a non-operating income/expense.

Fair Value of Financial Instruments

The Group's financial instruments are primarily composed of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, other liabilities, and debt obligations.
Fair value is the price that would be received to sell an asset or the amount paid to transfer a liability, also referred to as the "exit price," in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, as described in Note 6, the fair value measurement classification is determined based on the lowest level input that is significant to the fair value measurement in its entirety. Management's assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability.
Fair values of financial instruments are estimated using public market prices, quotes from financial institutions and other available information. Due to their short-term maturity, the carrying amounts of cash and cash equivalents, accounts receivable and contract assets, accounts payable and other current liabilities approximate their fair values, and management also believes that the carrying values of notes and other receivables and outstanding balances on the Group's credit and term loan facilities approximate their fair values, based on their specific asset and/or liability characteristics, including having terms consistent with current market conditions. The fair value of convertible note payable is calculated based on the present value of the future cash flows as of the reporting date.

Fiscal Year

The Group's fiscal year ends on December 31.

Foreign Currency

In general, the functional currency of a foreign operation is the local currency. Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the balance sheet date. Revenue and expenses are translated at average rates of exchange prevailing during the year. The effects of foreign currency translation adjustments are included in stockholders' equity as a component of accumulated other comprehensive income / (loss). The Group's reporting currency is USD.

General Principles of Business Combinations

The Group uses the acquisition method to account for business combination, in line with ASC Topic 805-10 Business Combinations. Subsidiaries acquired or divested in the course of the year are included in the consolidated financial statements respectively as of the date of purchase, and up to the date of sale. The consideration for the acquisition is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group.
Goodwill is initially measured as the excess of the aggregate of the consideration transferred and the fair value of non-controlling interests over the net identifiable assets acquired and liabilities assumed.

Goodwill

Goodwill is not amortized but is subject to impairment analysis at least annually or more frequently if events or changes in circumstances indicate that the carrying amount may not be recoverable.
Goodwill is allocated to the reporting unit in which the business that created the goodwill resides. A reporting unit is an operating segment, or a business unit one level below that operating segment, for which discrete financial information is prepared and regularly reviewed by segment management. The Group performs its annual goodwill impairment test as of October 1st. The impairment test requires significant estimates of fair value, including projected cash flows and discount rates. Adverse changes in market conditions, operating performance, or other factors could result in a material impairment charge in future periods.
In accordance with ASC 830, the goodwill balance is recorded in the functional currency of the acquired business and translated at each reporting date. The resulting foreign currency translation adjustments are recorded in other comprehensive income.

Government Assistance - Research Tax Credits

Research tax credits are provided by the French government to give incentives for companies to perform technical and scientific research. SEALSQ France SAS and IC'Alps SAS are eligible to receive such tax credits.
These research tax credits are presented as a reduction of research & development expenses in the income statement when companies that have qualifying expenses can receive such grants in the form of a tax credit irrespective of taxes ever paid or ever to be paid, the corresponding research and development efforts have been completed and the supporting documentation is available. The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. The tax credit is therefore considered to be a refundable R&D tax credit which is not within the scope of the income tax standard (ASC 740). It is included in current assets under government assistance in the balance sheet in line with ASC 832.

Government assistance in the form of interest-free loans is accounted for by recognizing a deferred revenue component, measured as the difference between the fair value of the loan on initial recognition and the proceeds received. This deferred income is amortized over the term of the loan. The Group classifies the portion of deferred income expected to be recognized within the next 12 months as current, with the remainder classified as noncurrent.
Other government incentives received as compensation for expenses already incurred for specific projects involving technical and scientific research are recognized as other operating income in the income statement when it becomes receivable.

Income Taxes

Taxes on income are accrued in the same period as the income and expenses to which they relate.
Deferred taxes are calculated on the temporary differences that arise between the tax base of an asset or liability and its carrying value in the balance sheet of our companies prepared for consolidation purposes, with the exception of temporary differences arising on investments in foreign subsidiaries where WISeKey has plans to permanently reinvest profits into the foreign subsidiaries.
Deferred tax assets on tax loss carry-forwards are only recognized to the extent that it is "more likely than not" that future profits will be available and the tax loss carry-forward can be utilized. The Group records a valuation allowance when it is more likely than not that some portion of the deferred tax asset will not be realized. This assessment involves significant judgment regarding future taxable income. It is reasonably possible that changes in projections of future taxable income could result in a material adjustment to the valuation allowance within the next year.
Changes to tax laws or tax rates enacted at the balance sheet date are taken into account in the determination of the applicable tax rate provided that they are likely to be applicable in the period when the deferred tax assets or tax liabilities are realized.
WISeKey is required to pay income taxes in a number of countries. WISeKey recognizes the benefit of uncertain tax positions in the financial statements when it is more likely than not that the position will be sustained on examination by the tax authorities. The benefit recognized is the largest amount of tax benefit that is greater than fifty percent likely of being realized on settlement with the tax authority, assuming full knowledge of the position and all relevant facts. WISeKey adjusts its recognition of these uncertain tax benefits in the period in which new information is available impacting either the recognition or measurement of its uncertain tax positions.

Intangible Assets

Intangible assets that are determined to have finite useful lives are amortized over their estimated useful lives, which generally range from 1 to 19 years. The Group review these assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed in accordance with ASC 360 based on the expected undiscounted future cash flows generated by the asset or asset group. If the carrying amount exceeds the undiscounted cash flows, an impairment loss is recognized for the excess of carrying value over fair value.
The Group's cryptocurrency holding is classified as intangible assets with indefinite useful lives in accordance with ASC 350-30. Cryptocurrencies created or issued by the Group's related parties are explicitly outside the ASU 2023-08 scope. They are accounted for under the cost-less-impairment model and subject to periodic impairment testing and are not amortized. The Group evaluates these assets for impairment at least annually, or more frequently when indicators of impairment exist.

Inventories

Inventories are stated at the lower of cost or net realizable value. Costs are calculated using standard costs, approximating average costs. Finished goods and work-in-progress inventories include material, labor and manufacturing overhead costs. The Group records an inventory valuation allowance based on an analysis of physical deterioration, obsolescence or a comparison to the anticipated demand or market value based on a consideration of marketability and product maturity, demand forecasts, historical trends and assumptions about future demand and market conditions. Should actual demand differ from forecasted demand, additional write-downs may be required. It is reasonably possible that estimates of net realizable value could change in the near term and such changes could be material to the consolidated financial statements.

Investment in SAFE

The Group's investments in Simple Agreements for Future Equity ("SAFEs"), which represent contractual rights to receive equity interests in privately held companies upon the occurrence of specified future events, are accounted for as freestanding financial instruments. Because SAFEs do not convey a present ownership interest and do not meet the definition of an equity security, they are excluded from the scope of ASC 321 prior to conversion.
SAFEs are initially recognized at cost and classified as noncurrent assets. The Group assesses SAFEs for impairment based on qualitative factors, including the financial condition and prospects of the issuer, subsequent financing activity, and other company-specific developments. If an impairment is identified, the carrying amount is written down to its estimated recoverable amount with a corresponding charge to earnings. Upon conversion of a SAFE into equity securities, the Group derecognizes the SAFE and records the equity securities

received at the carrying amount of the SAFE on the conversion date. The equity securities are subsequently accounted for in accordance with ASC 321.

Investments in Unconsolidated Affiliates

In line with ASC 323, the Group accounts for investments in entities over which it has significant influence, but not control, using the equity method of accounting. The Group evaluates the need for the equity method where influence exists despite lower ownership levels. Under the equity method, investments are initially recorded at cost and subsequently adjusted for the Group's proportionate share of the investee's net income or loss and dividends received. The Group's share of the income or loss of these companies is reported in the consolidated income statement under equity in earnings of unconsolidated affiliates. The investment in these companies is reported in the consolidated balance sheet under investments in unconsolidated affiliates or related party affiliates.
The Group assesses equity method investments for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Leases

In line with ASC 842, the Group, as a lessee, recognizes right-of-use assets and related lease liabilities on its balance sheet for all arrangements with terms longer than twelve months, and reviews its leases for classification between operating and finance leases. Obligations recorded under operating and finance leases are identified separately on the balance sheet. Assets under finance leases and their accumulated amortization are disclosed separately in the notes. Operating and finance lease assets and operating and finance lease liabilities are measured initially at an amount equal to the present value of minimum lease payments during the lease term, as at the beginning of the lease term.
The Group elected the short-term lease practical expedient whereby the Group does not present short-term leases on the consolidated balance sheet as these leases have a lease term of 12 months or less at lease inception and do not contain purchase options or renewal terms that the Group is reasonably certain to exercise.

Litigation and Contingencies

Should legal proceedings and tax matters arise, due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions. Management assesses the probability of loss for such contingencies and accrues liability and/or discloses the relevant circumstances, as appropriate.

Managed Investment Accounts

Managed investment accounts maintained for investment purposes are classified as investments and measured at fair value at each reporting date, with changes in fair value recognized in earnings. Cash balances and call deposits held within such accounts are not classified as cash or cash equivalents, as they are not segregated or designated for operating use.

Pension Plan

In the year 2025, the Group maintains five defined benefit post-retirement plans:

- one that covers all employees working for WISeKey SA in Switzerland,
- one that covers all employees working for WISeKey International Holding Ltd in Switzerland,
- one that covers all employees working for SEALSQ Corp in Switzerland,
- one that covers all employees working for SEALSQ France SAS in France, and
- one that covers all employees working for IC'Alps SAS in France.

In accordance with ASC 715-30, Defined Benefit Plans – Pension, the Group recognizes the funded status of the plan in the balance sheet. Actuarial gains and losses are recorded in accumulated other comprehensive income / (loss).
The measurement of defined benefit obligations requires significant assumptions, including discount rates and expected returns on plan assets. A change in discount rates of 100 basis points would materially affect the projected benefit obligation. It is reasonably possible that changes in actuarial assumptions could materially impact the recorded obligation in the next fiscal year.

Principles of Consolidation

The consolidated financial statements include the accounts of WISeKey and its subsidiaries over which the Group has control. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables and loans, have been eliminated.
Net income / (loss) and comprehensive income / (loss) attributable to non-wholly owned subsidiaries are allocated to the owners of the Group and to the noncontrolling interests based on their respective ownership interests. Noncontrolling interests are presented as a separate component of equity in the consolidated financial statements. Intercompany income and expenses, including unrealized gross profits from internal group transactions and intercompany receivables, payables, and loans have been eliminated in consolidation.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed using the straight-line method based on estimated useful lives which range from 1 to 10 years. Leasehold improvements are amortized over the lesser of the estimated useful lives of the improvements or the lease terms, as appropriate. Property, plant and equipment are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Research and Development and Software Development Costs

All research and development costs and software development costs are expensed as incurred.

Revenue Recognition

WISeKey's policy is to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, WISeKey applies the following steps:

- Step 1: Identify the contract(s) with a customer.
- Step 2: Identify the performance obligations in the contract.
- Step 3: Determine the transaction price.
- Step 4: Allocate the transaction price to the performance obligations in the contract.
- Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is measured based on the consideration specified in a contract with a customer and excludes amounts collected on behalf of third parties. The Group typically allocates the transaction price to each performance obligation on the basis of the relative standalone selling prices of each distinct good or service promised in the contract. If a standalone price is not observable, the Group uses estimates.

The Group recognizes revenue when it satisfies a performance obligation by transferring control over goods or services to a customer. The transfer may be done at a point in time (typically for goods) or over time (typically for services). The amount of revenue recognized is the amount allocated to the satisfied performance obligation. For performance obligations satisfied over time, the revenue is recognized over time, most frequently on a *pro-rata temporis* basis as most of the services provided by the Group relate to a set performance period.

If the Group determines that the performance obligation is not satisfied, it will defer recognition of revenue until it is satisfied.

The Group presents revenue net of sales taxes and any similar assessments.

The Group delivers products and records revenue pursuing commercial agreements with its customers, generally in the form of an approved purchase order or sales contract.

Where products are sold under warranty, the customer is granted a right of return which, when exercised, may result in either a full or partial refund of any consideration received, or a credit that can be applied against amounts owed, or that will be owed, to WISeKey. For any amount received or receivable for which the Group does not expect to be entitled to because the customer has exercised its right of return, the Group recognizes those amounts as a refund liability.

Sales Commissions

Sales commission expenses where revenue is recognized are recorded in the period of revenue recognition.

Segment Reporting

In 2025, following the acquisition of IC'Alps on August 4, 2025, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing budgets and performance. As a result, beginning in fiscal year 2025, we report our financial performance based on a new segment structure described in Note 37. All prior periods were restated as a result of the change in reported segments.

Stock-Based Compensation

Stock-based compensation costs are recognized in earnings using the fair-value based method for all awards granted. Fair values of options and awards granted are estimated using a Black-Scholes option pricing model. The model's input assumptions are determined based on available internal and external data sources. The risk-free rate used in the model is based on the Swiss treasury rate for the expected contractual term. Expected volatility is based on historical volatility of the underlying share.

Where WISeKey permits the withholding of shares as a means of meeting the grantee's tax obligation in relation to their option exercise, the awards are accounted for as liabilities under ASC 718 for jurisdictions that do not have any withholding requirement. These awards are measured at fair value on the grant date and remeasured at each reporting period until settlement. Upon exercise, the fair value of the shares withheld is recorded in equity in line with ASC 718-10-25-18.

Compensation costs for unvested stock options and awards are recognized in earnings over the requisite service period based on the fair value of those options and awards at the grant date.

Nonemployee share-based payment transactions are measured by estimating the fair value of the equity instruments that an entity is obligated to issue, and the measurement date will be consistent with the measurement date for employee share-based payment awards (i.e., grant date for equity-classified awards).

Unbilled Accounts Receivable

Unbilled accounts receivable represent revenue recognized for which the Company has satisfied its performance obligations and has an unconditional right to consideration, but the related invoice has not yet been issued as of the reporting date. Upon invoicing, the asset is reclassified to trade accounts receivable until payment.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting periods. Management bases its estimates and assumptions on historical experience and on various other factors that it believes to be reasonable

under the circumstances. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.
In many cases, the accounting treatment of a particular transaction is specifically dictated by US GAAP and does not require management's judgment in its application. There are also areas in which management's judgment in selecting from available alternatives would not produce a materially different result. However, certain estimates involve a higher degree of judgment and complexity and may materially affect the consolidated financial statements.
Significant estimates used in the preparation of the consolidated financial statements include:

- Valuation of assets acquired and liabilities assumed in business combinations (see Note 6)
- Inventory Valuation (see Note 10)
- Goodwill impairment assessments (see Note 18)
- Pension and other postretirement obligations (see Note 26)
- Recoverability of deferred tax assets (see Note 36)

Recent Accounting Pronouncements

Adoption of new FASB Accounting Standard in the current year – Prior-Year Financial Statements not restated:

As of January 1, 2025, the Group adopted Accounting Standards Update (ASU) 2023-08 Intangibles – Goodwill and Other – Crypto Assets (subtopic 350-60): Accounting for and Disclosure of Crypto Assets, which establishes guidance for the recognition measurement, presentation and disclosure of certain crypto assets.
ASU 2023-08 requires in-scope crypto assets to be measured at fair value, with changes in fair value recognized in net income. It also requires separate presentation of crypto assets on the balance sheet and enhanced disclosures regarding nature, fair value measurement, and risks associated with crypto holdings. There was no material impact on the Group's results upon adoption of the standard.

As of January 1, 2025, the Group also adopted Accounting Standards Update (ASU) 2023-09 Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which establishes new income tax disclosure and modifies or eliminates certain existing requirements.
ASU 2023-09 requires entities to disclose the amount of income taxes paid (net of refunds) disaggregated by federal, state, and foreign taxes. They will also disclose the amount of income taxes paid (net of refunds) disaggregated by individual jurisdictions in which income taxes paid is equal to or greater than five percent of total income taxes paid. The standard also outlines additional disclosure requirements. There was no impact on the Group's results upon adoption of the standard.

New FASB Accounting Standard to be adopted in the future:

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses, which updates mandates that public business entities provide more detailed disclosures about specific expense categories in their financial statement notes, enhancing transparency for investors.
Summary: Entities are required to disaggregate certain expense captions presented on the income statement into the following natural expense categories, such as purchases of Inventory, Employee compensation, Depreciation and Intangible Asset Amortization. These disaggregated expenses must be presented in a tabular format within the notes to the financial statements for both annual and interim reporting periods. Additionally, entities are required to disclose the total amount of selling expenses and provide their definition.
Effective Date: ASU 2024-03 is effective for annual reporting periods for public business entities for fiscal years beginning after December 15, 2026, and for interim reporting periods within fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In November 2024, the FASB issued ASU 2024-04, Debt - Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments. This update clarifies the accounting treatment for certain settlements of convertible debt instruments that do not occur under the instruments' preexisting terms.
Summary: The update introduces a "preexisting contract approach" to determine whether an inducement offer should be accounted for as an induced conversion. Under this approach, an inducement offer is considered to preserve the form and amount of consideration if it provides the debt holder with at least the same consideration as the original conversion terms of the instrument. The assessment is based on the terms as they existed one year before the offer acceptance date, especially if the instrument was modified within that period. Additionally, the ASU clarifies that induced conversion accounting applies to convertible debt instruments within the scope of Subtopic 470-20 that are not currently convertible, provided the instrument contained a substantive conversion feature at both its issuance date and the inducement offer acceptance date.
Effective Date: ASU 2024-04 is effective for public business entities for fiscal years beginning after December 15, 2025. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets. This update provides targeted simplifications to the current expected credit loss (CECL) model for certain short-term financial assets arising from revenue transactions.
Summary: The update introduces a practical expedient that allows entities to assume that current economic conditions as of the balance-sheet date remain unchanged for the remaining life of certain current accounts receivable and current contract assets when estimating

expected credit losses. This eliminates the need to develop forward-looking macroeconomic forecasts for these short-term assets, reducing complexity and documentation burden. The update also includes related disclosure requirements for entities electing the practical expedient or subsequent collection approach.
Effective Date: ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, including interim periods within those fiscal years. Early adoption is permitted.
The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In September 2025, the FASB issued ASU 2025-06, Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. This ASU makes targeted improvements to Subtopic 350-40 to increase the operability of the recognition guidance considering different methods of software development.
Summary: This update amends Subtopic 350-40 by removing references to prescriptive software development stages and introducing a principles-based approach for capitalizing costs. Under this approach, capitalization begins when management has authorized and committed to funding and it is probable that the project will be completed and used as intended. Additionally, the ASU introduces a framework for assessing significant development uncertainty, clarifies that specific asset disclosures apply to all capitalized internal-use software costs, and consolidates guidance for website development costs into Subtopic 350-40.
Effective Date: ASU 2025-06 is effective for all entities for fiscal years beginning after December 15, 2027. Early adoption is permitted.
The Group expects to adopt all the aforementioned guidance when effective. Management is assessing the impact of the aforementioned guidance on its consolidated financial statements but does not expect it to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements. This update clarifies and refines the guidance in ASC 270 to improve how entities prepare and disclose interim financial statements and notes in accordance with U.S. GAAP.
Summary: The update specifies that ASC 270 applies to all entities that provide a complete set of interim financial statements with notes. It clarifies the form and content of interim financial statements and accompanying disclosures, including a consolidated list of disclosure requirements relevant for interim periods. The ASU also codifies a disclosure principle requiring entities to report material events or changes that occur after the most recent annual reporting period, such as significant changes in estimates, accounting policies, or contingencies. These amendments improve clarity, consistency, and ease of application but do not change the fundamental nature of interim reporting.
Effective Date: ASU 2025-11 is effective for public business entities for interim periods within annual periods beginning after December 15, 2027. Early adoption is permitted. The Group expects to adopt the guidance when effective. Management is assessing the impact of the aforementioned guidance on its interim financial statements but does not expect it to have a material impact.

Note 5. Concentration of credit risks

Financial instruments subject to credit risk

Financial instruments that are potentially subject to credit risk consist primarily of cash and cash equivalents and trade accounts receivable. Our cash and cash equivalents is mostly held with one large financial institution. Management believes that the financial institution that holds most of our cash and cash equivalents is financially sound and, accordingly, is subject to minimal credit risk. However, to the extent that such deposits exceed the maximum insurance levels, they are uninsured.

Customer concentration

The Group sells to large, international customers and, as a result, may maintain individually significant trade accounts receivable balances with such customers during the year. We generally do not require collateral on trade accounts receivable. Summarized below are the clients whose revenue was 10% or higher than the respective total consolidated net sales for the years ended December 31, 2025, 2024 or 2023, and the clients whose net trade accounts receivable balances (excluding related party receivables) represented 10% or more of total consolidated net trade accounts receivable balances as of December 31, 2025 and December 31, 2024. In addition, we note that some of our clients are contract manufacturers for the same companies; should these companies reduce their operations or change contract manufacturers, this would cause a decrease in our customer orders which would adversely affect our operating results.

Revenue concentration (% of total net sales)	**12 months ended December 31,**		
	2025	**2024**	**2023**
Semiconductors operating segment			
Multinational electronics contract manufacturing company	2%	4%	15%
International digital identity & security provider	0%	0%	12%
International telecommunication company	11%	33%	5%
International application specific solution provider	13%	4%	2%

Receivables concentration (% of total accounts receivable and maximum amount of loss due to credit risk)	As at December 31, 2025		As at December 31, 2024	
Semiconductors operating segment	**%**	**US'000**	**%**	**US'000**
International telecommunication company	25%	1,196	42%	1,804

Note 6. Business Combination

On August 4, 2025 (the "Acquisition Date"), WISeKey, through its subsidiary SEALSQ, acquired 100% of the issued and outstanding shares of IC'Alps, a French société par actions simplifiée, pursuant to a Share Purchase Agreement dated May 26, 2025. IC'Alps is a France-based ASIC and system-on-chip design company serving the medical, automotive, industrial, and security markets. The acquisition enhances WISeKey's semiconductor design capabilities and expands the Group's engineering workforce and customer relationships.
The acquisition was accounted for as a business combination in accordance with ASC 805, Business Combinations, with SEALSQ identified as the accounting acquirer. The assets, liabilities, and results of IC'Alps have been included in the Group's consolidated financial statements from August 4, 2025.

The total consideration transferred for the acquisition of IC'Alps was USD 13,892,574 and consisted of the following components:

	USD'000
Cash consideration (EUR 10,000,000)	11,429
Equity consideration (823,988 SEALSQ ordinary shares at USD 2.99)	2,464
Total consideration transferred	**13,893**

The equity consideration was measured at the quoted closing price of SEALSQ's ordinary shares on the Acquisition Date. Acquisition-related costs of USD 306,064 were expensed as incurred and are included within general and administrative expenses in the consolidated income statement.

The Share Purchase Agreement included an earn-out arrangement payable in SEALSQ shares if IC'Alps achieved specified revenue targets for the year ended December 31, 2025. Because settlement would occur through a variable number of shares, the earn-out was classified as a liability under ASC 480 and ASC 815-40. At the Acquisition Date, the fair value of the contingent consideration was determined to be zero based on probability-weighted revenue scenarios. As of December 31, 2025, the revenue targets were not met, and no contingent consideration liability was recognized. No remeasurement gains or losses were recorded during the year ended December 31, 2025.

The following table summarizes the final allocation of the purchase price as of August 4, 2025:

	USD'000
Cash and cash equivalents	879
Current assets	3,182
Property, plant and equipment, net of accumulated depreciation	237
Intangible assets (pre-existing), net of accumulated amortization	3,526
Right-of-use assets	3,465
Other noncurrent assets	124
Identifiable intangible assets	17,665
Total assets acquired	**29,078**
Total current liabilities	(4,467)
Long-term liabilities (excluding deferred tax liabilities)	(11,806)
Deferred income tax liability	(4,416)
Total liabilities assumed	**(20,689)**
Net identifiable assets acquired	**8,389**

The purchase price allocation was finalized during the year ended December 31, 2025.
Deferred tax liabilities of USD 4,416,375 were recognized primarily as a result of differences between the fair value and tax basis of acquired identifiable intangible assets. The deferred tax liabilities will reverse over the amortization period of the related intangible assets.

The following table reconciles the total consideration transferred to the net identifiable assets acquired and the resulting goodwill recognized as of the Acquisition Date (in USD):

	USD'000
Total consideration transferred	13,893
Less: net identifiable assets acquired	(8,389)
Goodwill recognized at Acquisition Date	**5,504**

Goodwill represents the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. The goodwill recognized is primarily attributable to expected operational and revenue synergies, the expansion of WISeKey's ASIC and system-on-chip design capabilities, access to IC'Alps' skilled engineering workforce, and cross-selling opportunities within the Group's existing customer base. These benefits do not qualify for separate recognition as identifiable intangible assets under ASC 805.
Goodwill is recorded in the functional currency of IC'Alps (EUR) and is translated into USD at the applicable closing exchange rate at each reporting date in accordance with ASC 830.
Goodwill has been allocated to the Group's ASIC reporting unit. Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events or changes in circumstances indicate that it may be impaired, in accordance with ASC 350.
No impairment indicators were identified as of December 31, 2025. The goodwill recognized is not expected to be deductible for income tax purposes.
The identifiable intangible assets recognized in connection with the acquisition and their estimated useful lives are presented below. Intangible assets are amortized on a straight-line basis over their estimated useful lives. The weighted-average useful life of the acquired identifiable intangible assets is approximately 15.3 years.

Intangible asset	Fair value USD'000	Useful life Years
Customer relationships	12,772	19
Accreditations	1,284	3
Corp trade name	657	9
Technology	1,526	9
Software	163	9
Backlog	1,263	2
Acquired identifiable intangible assets	**17,665**	**15.3**

For the period from August 4, 2025, through December 31, 2025, IC'Alps contributed revenue of USD 3,600,625 and net loss of USD 1,405,384 to the Group's consolidated results.

Supplemental Pro Forma Information (Unaudited)

The following unaudited pro forma consolidated financial information presents the combined results of WISeKey and IC'Alps as if the acquisition had occurred on January 1, 2024.

	12 months ended December 31,	
USD'000	**2025**	**2024**
Revenue	26,235	22,024
Net income (loss)	(43,613)	(35,624)

The unaudited pro forma financial information includes adjustments to reflect incremental amortization of acquired identifiable intangible assets, related income tax effects, elimination of acquisition-related transaction costs, and elimination of intercompany transactions. The pro forma financial information does not reflect potential synergies or integration costs.

Note 7. Fair value measurements

ASC 820 establishes a three-tier fair value hierarchy for measuring financial instruments, which prioritizes the inputs used in measuring fair value. These tiers include:

- Level 1, defined as observable inputs such as quoted prices in active markets;
- Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
- Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

	As at December 31, 2025		As at December 31, 2024			
USD'000	**Carrying amount**	**Fair value**	**Carrying amount**	**Fair value**	**Fair value level**	***Note ref.***
Recurring fair value measurements						
Available-for-sale debt securities, noncurrent	129	129	-	-	3	*19*
Investment, current	10,032	10,032	-	-	2	*11*
Crypto assets	121	121	96	96	1	*16*
Nonrecurring fair value measurements						
Accounts receivable, net of allowance for credit losses	5,109	5,109	4,285	4,285	3	*9*
Equity securities, at cost	517	517	455	455	3	*20*
Accounts payable	19,207	19,207	13,496	13,496	3	*23*
Notes payable	748	748	5,900	5,900	3	*25*
Indebtedness to related parties, current	84	84	78	78	3	*25*
Convertible note payable, current	10	10	9	9	3	*25*
Bonds, mortgages and other long-term debt	1,047	1,047	102	102	3	*25*
Indebtedness to related parties, noncurrent	1,324	1,324	1,387	1,387	3	*25*

The following methods and assumptions were used to estimate the fair value of the Group's financial instruments:

- Available-for-sale debt securities, noncurrent - fair value remeasured as at reporting period, based on information available.
- Investment, current – consists of a managed investment account held with UBS Switzerland AG. Although the account is made up of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances, with fair value levels ranging from Level 1 to Level 3, fair value is remeasured as at reporting period, based on the statement of assets made available by UBS at the reporting date, which falls under Level 2.
- Crypto assets measured at fair value - fair value remeasured as at reporting period, based on quoted prices on crypto exchanges.
- Short-term instruments – carrying amounts of accounts receivable, net of allowance for credit losses, accounts payable, indebtedness to related parties, current and convertible note payable, current, approximate fair value due to the short-term nature of these instruments.
- Equity securities, at cost – no readily determinable fair value, measured at cost minus impairment.
- Bonds, mortgages and other long-term debt – carrying amount approximated fair value.
- Indebtedness to related parties, noncurrent – carrying amount approximated fair value.

Note 8. Cash and cash equivalents

Cash and cash equivalents consisted of cash held in bank accounts with major financial institutions, USD fiat balances held on the Coinbase platform that are immediately withdrawable and not subject to restrictions, and investments in money market funds. Cash at banks represents deposits that are readily available. Money market funds represent highly liquid investments that are readily convertible into cash.

Note 9. Accounts receivable

Accounts receivable balance consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Trade accounts receivable	5,283	4,133
Allowance for credit losses	(416)	(94)
Accounts receivable from other related parties	143	158
Accounts receivable from board members	7	49
Accounts receivable from underwriters, promoters, and employees	77	2
Other accounts receivable	15	37
Total accounts receivable, net of allowance for credit losses	**5,109**	**4,285**

As at December 31, 2025 and 2024, accounts receivable from other related parties represented amounts due from OISTE in relation to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE (see Note 40).

Note 10. Inventories

Inventories consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Raw materials	670	764
Work in progress	192	482
Finished goods	1,150	172
Total inventories	**2,012**	**1,418**

In the year ended December 31, 2025, the Group recorded an inventory valuation allowance in the income statement, consisting of a credit of USD 13,525, compared with debits of USD 92,284 and USD 220,289 in 2024 and 2023, respectively, in respect of raw materials. For work in progress, the Group recorded a charge of USD 47,326 in 2025, compared with credits of USD 615,608 and USD 373,469 in 2024 and 2023, respectively. The credit on raw materials in 2025 and on work in progress in 2024 and 2023 reflects the release of previously recognized provisions.

Note 11. Investment, current

Managed Investment Account

In November 2025, WISeKey entered into a discretionary asset management arrangement with UBS Switzerland AG ("UBS") and opened an investment account under the UBS "Manage Premium" mandate (the "UBS Investment Account"). In connection with this arrangement, the Group funded the UBS Investment Account with USD 10.0 million on November 28, 2025.
Under the terms of the arrangement, UBS is authorized to manage the assets held in the UBS Investment Account on a discretionary basis within agreed investment parameters. The UBS Investment Account is maintained for investment purposes and not for day-to-day operating cash needs.

As of December 31, 2025, the UBS Investment Account consisted of a diversified, actively managed portfolio, including publicly traded equity securities, investment funds and exchange-traded funds, fixed-income instruments, structured products, and fiduciary call deposits and short-term cash balances held to facilitate portfolio management.
The UBS Investment Account is classified as current investments and is measured at fair value at each reporting date. Changes in fair value, including unrealized gains and losses, are recognized in earnings. Fair value is determined based on UBS account statements reflecting observable market prices for the underlying investments.
Cash balances and call deposits held within the UBS Investment Account are not segregated or designated for operating use and are maintained as part of the overall investment strategy. Accordingly, such balances are not classified as cash and cash equivalents.

Note 12. Government assistance

SEALSQ France SAS and IC'Alps SAS are eligible for research tax credits provided by the French government (see Note 4). As at December 31, 2025 and December 31, 2024, the receivable balances in respect of these research tax credits owed to the Group were respectively USD 4,578,813, made up of USD 3,044,419 attributable to IC'Alps SAS and USD 1,534,394 attributable to SEALSQ France SAS, and USD 2,246,680, each translated at the period-end exchange rate.
The credit is deductible from the entity's income tax charge for the year or payable in cash the following year, whichever event occurs first. Refundable R&D tax credits are accounted for as government assistance in accordance with ASC 832 and are recognized in the consolidated financial statements consistent with the accounting policy described in Note 4.
In addition, SEALSQ France SAS and IC'Alps SAS are also entitled to receive other grants, including interest subvention—a government incentive that subsidizes or reduces the interest cost on eligible borrowings (refer to Note 25 for further details)—as well as reimbursements for certain expenses.

Note 13. Other current assets

Other current assets consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Value-Added Tax receivable	1,536	460
Advanced payment to suppliers	303	61
Deposits, current	5	5
Customer contract assets, current	467	22
Other current assets	42	25
Total other current assets	**2,353**	**573**

Note 14. Deferred tax credits

Most of our deferred tax credits balance relates to Swiss withholding tax charged on financial interest that is recoverable after the end of each tax year.

Note 15. Property, plant and equipment

Property, plant and equipment, net consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Buildings and leasehold improvements	224	-
Computer equipment and licenses	1,949	1,878
Machinery & equipment	8,275	7,491
Office equipment and furniture	3,428	3,000
Total property, plant and equipment gross	13,876	12,369
Accumulated depreciation for:		
Buildings and leasehold improvements	(13)	-
Computer equipment and licenses	(1,736)	(1,692)
Machinery & equipment	(5,006)	(4,456)
Office equipment and furniture	(3,317)	(2,946)
Total accumulated depreciation	(10,072)	(9,094)
Total property, plant and equipment, net	**3,804**	**3,275**
Depreciation charge for the year	752	728

The depreciation charge for the year 2023 was USD 623,974.

In the years ended December 31, 2025 and 2024, WISeKey did not identify any events or changes in circumstances indicating that the carrying amount of any asset may not be recoverable. As a result, the Group did not record any impairment charge on property, plant and equipment in the years ended December 31, 2025 and 2024.

The useful economic life of property plant and equipment is as follows:

- Production tools 8 to 10 years
- Office equipment and furniture 2 to 5 years
- Production masks 5 years
- Probe cards 5 years
- Licenses 3 years
- Software 1 year

Note 16. Intangible assets

Intangible assets consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Crypto assets under the cost-less-impairment model:		
WECAN tokens	500	-
Crypto assets measured at fair value:		
Ethereum (ETH) and Polygon (POL)	121	96
Total crypto assets, net	**621**	**96**
Intangible assets subject to amortization:		
Trademarks	834	139
Patents	2,281	2,281
License agreements	16,535	11,378
Customer Relationships	13,127	-
Other intangibles	11,662	6,499
Total intangible assets gross	44,439	20,297
Accumulated amortization for:		
Trademarks	(190)	(139)
Patents	(2,281)	(2,281)
License agreements	(13,549)	(11,378)
Customer Relationships	(288)	-
Other intangibles	(7,679)	(6,499)
Total accumulated amortization	(23,987)	(20,297)
Total intangible assets subject to amortization, net	**20,452**	**-**
Total intangible assets, net	**21,073**	**-**
Amortization charge for the year	1,523	-

The amortization charge for the year 2023 was USD 1,476.

Crypto assets under the cost-less-impairment model include a balance of 195,788,312 WECAN tokens acquired from the Group's unconsolidated affiliate, Wecan Group AG ("Wecan"), for USD 500,000. The tokens are held as part of the Group's strategic relationship with Wecan and to support participation in its blockchain ecosystem. Management evaluated the applicability of ASC 350-60 (Crypto Assets) and concluded that these tokens are not within the scope of ASC 350-60.
Accordingly, the tokens are accounted for as indefinite-lived intangible assets under ASC 350-30 and are measured at cost less impairment. These tokens do not represent cash and cash equivalents under ASC 305 and are not accounted for as financial instruments. Indefinite-lived intangible assets are not amortized but are subject to impairment testing at least annually and more frequently if events or changes in circumstances indicate that the asset may be impaired. For the year ended December 31, 2025, the Group did not identify any events or changes in circumstances indicating that the carrying amount of these assets may not be recoverable. Accordingly, no impairment charge was recognized, and the carrying amount remained USD 500,000 as of December 31, 2025.

As at December 31, 2025, a balance of USD 3,661,131 of license fees was outstanding in line with agreed payment terms, made up of USD 2,351,152 payable in 2026 recorded in accounts payable and USD 1,309,979 payable in 2027 recorded in other noncurrent liabilities on the consolidated balance sheet.

The Group also holds crypto assets consisting of Ethereum (ETH) and Polygon (POL), which are within the scope of ASC 350-60. These crypto assets are measured at fair value at each reporting date, with changes in fair value recognized in net income.
As at December 31, 2025, the Group held 40.63 ETH and 1,196.71 POL with an aggregate fair value of USD 120,839. For the year ended December 31, 2025, the Group recognized a gain of USD 24,616 in non-operating income related to changes in fair value of these crypto assets.
The following table presents a reconciliation of crypto assets measured at fair value (ETH and POL), which excludes WECAN tokens accounted for as indefinite-lived intangible assets under ASC 350-30.

Crypto assets measured at fair value (ETH and POL) **USD'000**	**For the year ended December 31, 2025**
Beginning balance at fair value	96
Gain from changes in fair value	25
Ending balance	**121**

The useful economic life of intangible assets is as follows:

- Trademarks 5 to 10 years
- Patents 5 to 10 years
- License agreements 1 to 3 years
- Customer relationships 19 years
- Other intangibles 2 to 9 years

Future amortization charges are detailed below:

Future estimated aggregate amortization expense **Year**	**USD'000**
2026	3,625
2027	2,670
2028	1,476
2029	1,223
2030 and beyond	11,458
Total intangible assets subject to amortization, net	**20,452**

Note 17. Leases

The Group has historically entered into a number of lease arrangements under which it is the lessee. As at December 31, 2025, the Group's operating leases relate to premises and office equipment. The Group does not sublease. All of our operating leases include multiple optional renewal periods which are not reasonably certain to be exercised.

During the year ended December 31, 2025, the Group completed few sale and leaseback transactions involving IT equipment. Each transaction met the criteria for a sale under ASC 606, and accordingly, the Group derecognized the assets sold and recognized a right- of-use asset and lease liability in accordance with ASC 842. The leaseback arrangement is classified as a finance lease.

During the years 2025, 2024, and 2023, the Group recognized rent expenses associated with its leases as follows:

USD'000	12 months ended December 31, 2025	2024	2023
Finance lease cost:			
Amortization of right-of-use assets	37	-	-
Interest on lease liabilities	2	-	-
Operating lease cost:			
Fixed rent expense	842	665	668
Variable lease cost	72	-	-
Short-term lease cost	-	-	-
Net lease cost	**953**	**665**	**668**
Lease cost - Cost of sales	-	-	-
Lease cost - General & administrative expenses	953	665	668
Net lease cost	**953**	**665**	**668**

In the years 2025 and 2024, the Group had the following cash and non-cash activities associated with our leases:

USD'000	As at December 31, 2025	As at December 31, 2024
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash flows from operating leases	919	657
Financing cash flows from finance leases	39	-
Non-cash investing and financing activities:		
Net lease cost	953	665
Additions to ROU assets obtained from:		
New operating lease liabilities	6,312	62
New finance lease liabilities	157	-

The following table provides details of right-of-use assets and lease liabilities as at December 31, 2025 and December 31, 2024:

USD'000	As at December 31, 2025	As at December 31, 2024
Right-of-use assets:		
Operating leases	6,366	1,502
Finance leases	126	-
Total right-of-use assets	**6,492**	**1,502**
Lease liabilities:		
Operating leases	6,468	1,460
Finance leases	129	-
Total lease liabilities	**6,597**	**1,460**

As of December 31, 2025, future minimum annual lease payments were as follows:

Year	USD'000 Operating	USD'000 Finance	USD'000 Total
2026	1,213	60	1,273
2027	892	45	937
2028	885	29	914
2029	884	1	885
2030 and beyond	3,698	-	3,698
Total future minimum operating and short-term lease payments	**7,572**	**135**	**7,707**
Less effects of discounting	(1,104)	(6)	(1,110)
Lease liabilities recognized	**6,468**	**129**	**6,597**

As of December 31, 2025 the weighted-average remaining lease term was 7.84 years for operating leases and 2.47 years for finance leases.

As leases do not provide an implicit rate, the Group calculated an estimate rate based upon the estimated incremental borrowing rate of the Group. The weighted average discount rate associated with operating lease as of December 31, 2025 was 3.77%. The weighted average discount rate associated with finance lease as of December 31, 2025 was 3.37% .

Note 18. Goodwill

The Group performs its annual goodwill impairment test on October 1 of each year, or more frequently if events or changes in circumstances indicate that goodwill may be impaired. Under the quantitative test, the fair value of each reporting unit is compared with its carrying amount, including goodwill. If the carrying amount exceeds the reporting unit's fair value, an impairment charge is recognized in an amount equal to the excess, limited to the total amount of goodwill allocated to that reporting unit

Impairment reviews have been conducted for the goodwill allocated to the reporting unit ("RU") relating to the acquisition of SEALSQ France SAS (formerly WISeKey Semiconductors SAS) in 2016. Fair value has been primarily determined using the market approach based on the quoted market price of its publicly traded subsidiary, SEALSQ Corp, the main component of which is SEALSQ France SAS. The Company believes that the quoted share price of SEALSQ Corp provides a reliable observable input (Level 1) under ASC 820. Fair value is higher than its carrying value. Based on the analysis performed, the Company concluded that no impairment of goodwill existed for the SEALSQ France SAS reporting unit as of December 31, 2025.

On August 4, 2025, the Group acquired 100% of IC'Alps SAS which was identified as a second reporting unit. In connection with the acquisition, goodwill of EUR 4,815,338 (USD 5,656,395 as of December 31, 2025) was recognized as part of the purchase price allocation in accordance with ASC 805 and allocated to the Group's ASIC reporting segment.

Given the proximity of the acquisition date to the annual testing date and the absence of any events or circumstances indicating potential impairment, management performed a qualitative assessment in accordance with ASC 350 and concluded that it was not more likely than not that the fair value of the reporting unit was less than its carrying amount. After October 1, 2025, there were no impairment indicators identified triggering a new impairment test. Therefore, no impairment loss was recognized in 2025 for the IC'Alps reporting unit. Management also evaluated whether any indicators of impairment existed for the acquired identifiable intangible assets and other long-lived assets in accordance with ASC 360 and concluded that no triggering events requiring a recoverability test were identified.

The assumptions included in the impairment tests require judgment, and changes to these inputs could impact the results of the calculations. Other than management's projections of future cash flows, the primary assumptions used in the impairment tests were the weighted-average cost of capital and long-term growth rates. Although the Group's cash flow forecasts are based on assumptions that are considered reasonable by management and consistent with the plans and estimates management is using to operate the underlying businesses, there are significant judgments in determining the expected future cash flows attributable to a reporting unit.

IC'Alps' functional currency is the Euro (EUR). Accordingly, goodwill recognized in connection with the acquisition of IC'Alps was recorded in euros and is translated into the Group's reporting currency (USD) at each reporting date in accordance with ASC 830. Translation adjustments are recorded in accumulated other comprehensive income and do not impact net income.

USD'000	**ASIC Segment**	**Semiconductor Segment**	**Total**
Goodwill balance as at December 31, 2023	**-**	**8,317**	**8,317**
Goodwill acquired during the year	-	-	-
Impairment losses	-	-	-
As at December 31, 2024			
Goodwill	-	8,317	8,317
Accumulated impairment losses	-	-	-
Goodwill balance as at December 31, 2024	**-**	**8,317**	**8,317**
Goodwill acquired during the year	5,504	-	5,504
Currency translation adjustment	152	-	152
Impairment losses	-	-	-
As at December 31, 2025			
Goodwill	5,504	8,317	13,821
Accumulated currency translation adjustment	152	-	152
Goodwill balance as at December 31, 2025	**5,656**	**8,317**	**13,973**

The assessment of goodwill impairment requires judgment, including the evaluation of qualitative factors such as operating performance, projected cash flows, industry and market conditions, and other relevant events and circumstances. Changes in these factors could result in future impairment charges.

Note 19. Available-for-sale debt securities, noncurrent

The following table summarizes the amortized cost, gross unrealized gains and losses, and fair value of our available-for-sale debt securities:

Type of security	Amortized cost USD'000	Unrealized gains USD'000	Unrealized losses USD'000	Fair value USD'000	Maturity
Convertible corporate bonds	128	1	-	129	1 to 5 years
Total	**128**	**1**	**-**	**129**	

As at December 31,2025, the Group held one convertible corporate bond issued by ColibriTD, a French Quantum-as-a-Service (QaaS) company.

Note 20. Equity securities, at cost

Investment in FOSSA SYSTEMS s.l.

On April 8, 2021, WISeKey E.L.A. s.l. invested EUR 440,000 (USD 475,673 at historical rate) to acquire 15% of the share capital of FOSSA SYSTEMS s.l. (“FOSSA”), a Spanish aerospace company providing picosatellites for Low Earth Orbit (LEO) services as a vertically integrated service from design to launch and operations.

The investment does not have a readily determinable fair value. The Group has elected the measurement alternative in accordance with ASC 321, under which the investment is measured at cost, less impairment, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Accordingly, the investment was initially recognized at EUR 440,000 (USD 475,673 at historical rate). As at December 31, 2025, the Group performed a qualitative assessment to identify any impairment indicators and considered whether any observable price changes for identical or similar investments of the same issuer had occurred. The Group made reasonable efforts to identify such transactions, including review of available market and shareholder information, and did not identify any relevant observable transactions. In particular, the Group considered the June 2024 capital increase and concluded that the shares issued in that transaction were not identical or similar to the shares held by the Group due to differing rights and preferences. Based on this assessment, no impairment loss or adjustment for observable price changes was recorded for the year ended December 31, 2025. As at December 31, 2025, the carrying value of the investment was EUR 440,000 (USD 516,851 at closing rate).

Note 21. Investment in SAFE

On December 4, 2025, the WISeKey Group entered into a Simple Agreement for Future Equity (“SAFE”) with EeroQ Corporation, a privately held company, for a total investment of $1.0 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

The investment is measured at cost, less impairment, as it does not have a readily determinable fair value. The Group evaluates the investment for impairment and observable price changes in orderly transactions for identical or similar investments at each reporting date.

Note 22. Investments in unconsolidated affiliates

Wecan Group AG

On June 27, 2025, WISeKey, through its subsidiary SEALSQ, acquired a 31.87% equity interest (28.33% on a fully diluted basis) in Wecan Group AG (“Wecan”), a privately held Swiss company operating a blockchain-based digital infrastructure platform, specializing in secure, decentralized data infrastructure, particularly for financial compliance purposes. Wecan’s mission is to enable both financial and non-financial institutions to securely manage and exchange sensitive data. In 2023, Wecan launched its own blockchain and WECAN token, which is traded as a cryptocurrency and listed on the Bitstamp exchange since December 20, 2023, as well as on CoinMarketCap and Coinbase. In addition to the equity investment, the Group holds WECAN tokens associated with the Wecan ecosystem, which are accounted for separately as intangible assets and disclosed in Note 16.

The Group evaluated the investment under ASC 323 and concluded that it has significant influence over Wecan through its ownership interest held by SEALSQ but does not control it. Accordingly, the investment is accounted for under the equity method of accounting. The Group’s maximum exposure to loss is limited to the carrying amount of the investment. The investment was initially recorded at cost. The total consideration transferred was USD 3,486,557, consisting of a cash consideration of USD 1,424,704, the transfer of 481,110 SEALSQ ordinary shares, with a fair value of USD 1,948,495, and transaction costs of USD 113,358.

For the year ended December 31, 2025, the Group recognized its proportionate share of Wecan’s net loss of USD 105,778, which is presented in Equity in earnings of unconsolidated affiliates in the consolidated income statement. The net loss primarily reflects continued investment in platform development, operating costs associated with scaling the business, and limited revenue generation consistent with Wecan’s development-stage profile.

The Group translated Wecan’s results into U.S. dollars using average exchange rates for the respective reporting periods. Prior to applying the equity method, Wecan’s financial information prepared under Swiss Code of Obligations was adjusted to conform to U.S. GAAP in accordance with ASC 323-10-35-6. As of December 31, 2025, the carrying amount of the investment was USD 3,380,779.

In accordance with ASC 323-10-35-13, the Group evaluated the difference between the cost of the investment and its proportionate share of Wecan's net assets as of the acquisition date. The Group identified an excess of the cost of the investment over its proportionate share of Wecan's net identifiable assets at the acquisition date. Based on the information available, no material identifiable amortizable basis differences were identified. As of December 31, 2025, this excess is included in the carrying amount of the investment. Any portion of the excess attributable to identifiable assets or liabilities would be recognized as part of the basis difference and accounted for in accordance with ASC 323. Any remaining excess represents equity method goodwill, which is not amortized but is subject to impairment evaluation.

The Group evaluates its equity method investment for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. As of December 31, 2025, the Group concluded that no impairment was required, as no indicators of an other-than-temporary decline in value were identified.

Management evaluated the significance of Wecan under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable significance thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Quantix Edge Security S.L.

On September 11, 2025, WISeKey made a EUR 3.825 million capital contribution to Quantix Edge Security, S.L. ("Quantix"), a Spanish joint venture, and acquired a 25.5% ownership interest. The Group determined that it does not control Quantix but has the ability to exercise significant influence. Accordingly, the investment is accounted for under the equity method of accounting. The investment was initially recorded at cost. No material basis differences requiring amortization were identified at the acquisition date.
Quantix was in a pre-operational stage as of December 31, 2025. No equity method income or loss was recognized for the year ended December 31, 2025. The carrying amount of the investment as of December 31, 2025, was USD 4,476,452. No impairment was identified as of December 31, 2025.
Management evaluated the significance of Quantix under Rule 1-02(w) of Regulation S-X as of and for the year ended December 31, 2025. None of the applicable thresholds exceeded 10%. Accordingly, summarized financial information is not required.

Note 23. Accounts payable

The accounts payable consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Trade creditors	4,994	3,691
Accounts payable to Board Members	909	2,343
Accounts payable to other related parties	183	83
Accounts payable to underwriters, promoters, and employees	4,575	2,572
Other accounts payable	8,546	4,807
Total accounts payable	**19,207**	**13,496**

As at December 31, 2025, accounts payable to Board Members consisted of payables to members of the Board related to compensation and reimbursement matters totaling USD 909,274. (see Note 40).

As at December 31, 2025, accounts payable to other related parties consisted of USD 182,803 payable to OISTE (see Note 40).

Accounts payable to underwriters, promoters and employees consist primarily of amounts payable to employees for accrued vacation days, bonuses and 13th-month compensation across WISeKey.

Other accounts payable consist primarily of amounts due or accrued for professional services (e.g., legal, accounting and audit services) and related employee social charges.

Note 24. Other current liabilities

Other current liabilities consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Other tax payable	1,514	583
Stamp duty liability	5,761	-
Customer contract liability, current	1,773	392
Stock-based compensation liability, current	5,084	-
Other current liabilities	-	160
Total other current liabilities	**14,132**	**1,135**

Note 25. Debt

Borrowings as at December 31, 2025, comprise (i) borrowings of IC'Alps, which was acquired on August 4, 2025 and (ii) other debt held by the Group. IC'Alps' borrowings are included in the Group's consolidated financial statements from the Acquisition Date.

Debt is classified as current or noncurrent based on contractual maturities as of the reporting date. Interest expense is recognized using the effective interest method in accordance with ASC 835-30. A portion of the Group's borrowings are denominated in EUR and CHF and are translated into USD at period-end exchange rates.

The Group's borrowing arrangements do not include financial covenants. The agreements contain customary non-financial covenants, including change-of-control provisions. These provisions do not impose material restrictions on the Group's operations or liquidity. No breaches, waivers, or events of default occurred during the period. Borrowings (excluding non-interest-bearing related party balances) bear interest at fixed rates ranging from approximately 0.7% to 4.3% per annum, depending on the underlying instrument.

Debt consisted of the following borrowings:

USD'000	As at December 31, 2025	As at December 31, 2024
Bpifrance Innovation R&D Loan	499	-
Bpifrance Innovation Loan	403	-
PGE loans (CIC, Bpifrance, BNP)	394	-
Recoverable advances – Bpifrance (Innovation and BELICIM)	382	-
COVID-19 loans	117	102
ExWorks loans	-	5,900
Convertible notes	10	9
Indebtedness to related parties	1,408	1,465
Total debt	**3,213**	**7,476**

The aggregate contractual principal maturities of debt as at December 31, 2025, are presented below. Amounts represent contractual principal repayments and exclude interest.

Contractual maturities of debt

Year	USD'000
2026	842
2027	405
2028	360
2029	204
2030 and thereafter	1,402
Total debt	**3,213**

Notes payable and Indebtedness to related parties, current

Notes payable and indebtedness to related parties, current consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Short-term debt	689	-
Indebtedness to related parties	84	78
Other	69	5,909
Total notes payable and indebtedness to related parties, current	**842**	**5,987**

As at December 31, 2025, the current notes payable balance consisted of:

- EUR 586,379 (USD 688,797) representing the current portion of IC'Alps long-term borrowings,
- a CHF 46,600 (USD 58,847) current portion of the COVID-19 loans with UBS, and
- unconverted notes under the 2024 L1 Facility in an aggregate amount of USD 10,000.

Accordingly, the Group's notes payable balance primarily represents the current portion of longer-term financing arrangements rather than standalone short-term borrowings.

As at December 31, 2025, the indebtedness to related parties, current, consisted of loans from the noncontrolling shareholders of WISeKey SAARC for a total amount of USD 83,502 at closing rate (USD 77,638 as at December 31, 2024). These loans do not bear interest. See Note 40 for details.

In April 2019, WISeKey entered into a credit agreement with ExWorks Capital Fund I, L.P ("ExWorks") to borrow up to USD 4,000,000 loan with the possibility to add up to USD 80,000 accrued interest to the loan principal. The loan bore an interest rate of 10% p.a. payable monthly in arrears. Total debt issue costs of USD 160,000 were recorded as debt discount at inception in April 2019 and amortized over the duration of the loan. As at December 31, 2024, the outstanding borrowings were USD 4,030,000 accrued interest amounted to USD 2,169,417 and the debt discount had been fully amortized. On February 14, 2025, the Group paid USD 2.5 million as full and final settlement of the loan with ExWorks and recorded a gain of USD 3,699,417 in its income statement under non-operating income (see Note 34).

In November 2022, WISeKey entered into a loan agreement with a third-party client to borrow funds for the purpose of increasing production capacity. Under the terms of the agreement, the client lent to WISeKey a total of USD 2 million. The loan did not bear interest and there were no fees or costs attributed to the loan. At inception in November 2022, a debt discount totaling USD 511,128 was recorded in additional paid-in capital. The Group repaid the full balance of the loan and recorded a debt discount amortization expense of USD 181,057 in the year ended December 31, 2025.

Bonds, mortgages, other long-term debt and indebtedness to related parties, noncurrent

Bonds, mortgages, other long-term debt and indebtedness to related parties, noncurrent consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Long-term debt	989	-
Indebtedness to related parties	1,324	1,387
Other	58	102
Total noncurrent debt	**2,371**	**1,489**

As at December 31, 2025, noncurrent debt consisted of:

- EUR 842,357 (USD 989,484) representing the noncurrent portion of IC'Alps long-term borrowings,
- a CHF 45,561 (USD 57,534) noncurrent portion of the COVID-19 loans with UBS, and

As at December 31, 2025, the indebtedness to related parties, noncurrent, balance consisted of the noncurrent portion of a payable balance to Peter Ward in relation to unused vacation allowance in the amount of USD 1,324,000. The current portion of this payable balance was recorded under accounts payable to other related parties (see Notes 23 and 40).

Bpifrance Innovation – Research & Development Loan Agreement

On June 30, 2022, Bpifrance Financement granted IC'Alps an Innovation – Research & Development Loan in the amount of EUR 500,000 to support an R&D program focused on optimizing the energy consumption of integrated circuits. The loan is repayable over 31 quarters with the final installment scheduled for March 31, 2030, and bears a fixed interest rate of 2.06% per annum. A processing fee was withheld from the proceeds at issuance.
As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate.
As at December 31, 2025, IC'Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 325,000 (USD 381,765) and current debt in an aggregate amount of EUR 100,000 (USD 117,466). From August 4, 2025, through December 31, 2025, IC'Alps recorded interest expense of EUR 4,764 (USD 5,555).

Bpifrance Innovation Loan

On June 30, 2022, Bpifrance Financement granted IC'Alps a business loan in the amount of EUR 500,000 to support the financing of intangible expenses related to the industrial and commercial launch of an innovation. The loan is repayable over a seven-year period ending June 30, 2029, and bears a fixed interest rate of 4.29% per annum. A processing fee was withheld from the proceeds at issuance.
The loan was initially measured at fair value, and interest expense is recognized subsequently using the effective interest method at an effective interest rate of 5.25% per annum.
As at December 31, 2025, IC'Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 271,255 (USD 318,633) and current debt in an aggregate amount of EUR 72,050 (USD 84,635). From August 4, 2025, through December 31, 2025, IC'Alps recorded effective interest expense of EUR 10,618 (USD 12,381).

PGE loan – CIC Lyonnaise de Banque

On May 12, 2020, CIC Lyonnaise de Banque granted IC'Alps a state-guaranteed cash-flow loan ("PGE") in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective May 15, 2021, IC'Alps rescheduled repayment over a 60-month period and became liable for interest at a fixed rate of 0.70% per annum on the outstanding principal (together with guarantee fees).

As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC'Alps owed CIC Lyonnaise de Banque current debt in an aggregate amount of EUR 63,287 (USD 74,340). From August 4, 2025 through December 31, 2025, IC'Alps recorded interest expense of EUR 295 (USD 344).

PGE Soutien Innovation loan – Bpifrance

On June 15, 2020, Bpifrance Financement granted IC'Alps a state-guaranteed cash-flow loan (PGE Soutien Innovation) in the amount of EUR 600,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective June 15, 2021, the repayment of principal and interest was rescheduled over 20 quarterly installments. Under the amended terms, interest accrues at a fixed rate of 3.35% per annum on the outstanding principal.
As the loan was granted at market terms and no transaction costs were incurred, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC'Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 75,000 (USD 88,100). From August 4, 2025 through December 31, 2025, IC'Alps recorded interest expense of EUR 2,827 (USD 3,296).

PGE loan – BNP Paribas

On June 14, 2022, BNP Paribas granted IC'Alps a state-guaranteed business loan in the amount of EUR 300,000 as part of the French government's COVID-19 economic support measures. Following an amendment effective June 13, 2023, repayment of principal, interest and guarantee fees was rescheduled over a 60-month period. Under the amended terms, interest accrues at a fixed rate of 3.75% per annum on the outstanding principal.
As the loan was granted at market terms and transaction costs were immaterial, interest expense is recognized at the stated contractual rate. As at December 31, 2025, IC'Alps owed BNP Paribas noncurrent debt in an aggregate amount of EUR 76,542 (USD 89,911) and current debt in an aggregate amount of EUR 120,333 (USD 141,339). From August 4, 2025, through December 31, 2025, IC'Alps recorded interest expense of EUR 3,368 (USD 3,927).

Recoverable advance from Bpifrance ("Avance Innovation")

On July 3, 2018, Bpifrance Financement granted IC'Alps an interest-free repayable advance ("Avance Innovation") in the amount of EUR 652,000 to support the development of analog and digital components for ultrasonic solutions. The advance was disbursed in three installments (subject to conditions) and is repayable in 20 equal quarterly installments beginning December 31, 2021, and ending September 30, 2026.
As the advance is interest-free, it was initially measured at fair value. Interest expense is recognized subsequently using the effective interest method at an effective interest rate of 4.18% per annum. The difference between the fair value at initial recognition and the cash proceeds received was recognized as deferred income (grant component) and is recognized in income over the related period.
As at December 31, 2025, IC'Alps owed Bpifrance Financement current debt in an aggregate amount of EUR 94,466 (USD 110,966). The current portion of deferred grant income was EUR 3,334 (USD 3,916); accordingly, the carrying value of the current debt was EUR 91,132 (USD 107,050). From August 4, 2025, through December 31, 2025, IC'Alps recorded effective interest expense of EUR 2,960 (USD 3,451).

BELICIM project – Bpifrance grant and recoverable advance agreement

On February 28, 2020, IC'Alps entered into a multi-party aid agreement with Bpifrance Financement under the PSPC-Régions Call for Projects (BELICIM). The aid available to IC'Alps under the program was structured as (i) a recoverable advance and (ii) a grant component. The recoverable advance is repayable in four annual installments starting December 31, 2024, unless the project is declared a technico-economic failure. The recoverable advance was initially measured at fair value and interest expense is recognized subsequently over the repayment period using the effective interest method at an effective interest rate of 0.94% per annum.
As at December 31, 2025, IC'Alps owed Bpifrance Financement noncurrent debt in an aggregate amount of EUR 167,222 (USD 196,430) and current debt in an aggregate amount of EUR 61,253 (USD 71,952). From August 4, 2025, through December 31, 2025, IC'Alps recorded effective interest expense of EUR 1,296 (USD 1,511).

Loan Agreements with UBS SA

On March 26, 2020, two members of the Group, WISeKey International Holding Ltd and WISeKey SA, entered into the COVID-19 loans to borrow funds under the Swiss Government supported COVID-19 Credit Facility with UBS SA. Under the terms of the Agreement, UBS has lent such Group members a total of CHF 571,500. The loans are repayable in full by March 30, 2028, as amended, being the eighth anniversary of the date of deposit of the funds by UBS. Semi-annual repayments have started since March 31, 2022, and will be spread on a linear basis over the remaining term. Full repayment of the loans is permitted at any time. The interest rate is determined by Swiss COVID-19 Law. At inception, the COVID-19 loans carried an interest rate of 0%, which was updated to an interest rate of 1.5% per annum paid quarterly from April 1, 2023. There were no fees or costs attributed to the Covid loans and as such there is no debt discount of debt premium associated with the loan facility.

Under the terms of the loans, the relevant companies are required to use the funds solely to cover the liquidity requirements of the Group. In particular, the Group cannot use the funds for the distribution of dividends and directors' fees as well as the repayment of capital contributions, the granting of active loans; refinancing of private or shareholder loans; the repayment of intra-group loans; or the transfer of guaranteed loans to a group company not having its registered office in Switzerland, whether directly or indirectly linked to applicant.

The outstanding balance on the loans as at December 31, 2024 was CHF 138,700 (USD 152,940).
During the year ended December 31, 2025, the loans accrued interest in a total amount of CHF 728 (USD 919 at closing rate) and WISeKey repaid CHF 46,600 out of the loans, bringing the total repayment to date to CHF 479,400 (USD 605,387 at closing rate). Therefore, as at December 31, 2025, the outstanding balance on the loans was CHF 92,161 (USD 116,381).

Subscription Agreement with L1 Capital Global Opportunities Master Fund

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "2024 L1 Facility") with L1, pursuant to which L1 committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 L1 Facility plans for an initial tranche USD 1.25 million (the "2024 L1 Initial Tranche") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and L1, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by L1 within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to L1's option to convert the loan in part or in full at any time before maturity, the 2024 L1 Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that L1 will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. The Group assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 L1 Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to L1 were due upon issuance of the 2024 L1 Initial Tranche on October 25, 2024 and recorded as a debt discount against the 2024 L1 Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 L1 Facility, debt issue costs to L1 representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 L1 Facility in an amount of USD 1.25 million, the 2024 L1 Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 L1 Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.
For the year ended December 31, 2024, L1 converted a total of USD 1,24 million out of the 2024 L1 Initial Tranche, resulting in the delivery of a total of 344,598 WIHN Class B Shares. A debt discount charge of USD 17,746 was amortized to the income statement and a total debit of USD 119,212 was booked to APIC on conversions as per ASC 470-02-40-4.
As at December 31, 2024, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the unamortized debt discount balance was USD 903, hence a carrying value of USD 9,097. The outstanding 2024 L1 Facility available was USD 13.75 million.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 L1 Facility. A debt discount charge of USD 903 was amortized to the income statement. As at December 31, 2025, convertible notes in an aggregate amount of USD 10,000 remained unconverted and the debt discount was fully amortized, hence a carrying value of USD 10,000. The outstanding 2024 L1 Facility available was USD 13.75 million.

Subscription Agreement with Anson Investments Master Fund LP

On October 23, 2024, the Group entered into a Subscription Agreement for the Subscription of up to $15M Convertible Notes (the "2024 Anson Facility") with Anson, pursuant to which Anson committed to grant a loan to WISeKey for up to a maximum amount of USD 15 million divided into tranches of variable sizes, during a commitment period of 24 months ending October 22, 2026. The 2024 Anson Facility plans for an initial tranche USD 1.25 million (the "2024 Anson Initial Tranche") and subsequent tranches in an aggregate principal amount or aggregate principal amounts to be agreed upon between WISeKey and Anson, at the date and time determined by WISeKey during the commitment period, subject to certain conditions. Each tranche is divided into unsecured convertible notes of USD 100,000 each that bear no interest. Subject to a cash redemption right of WISeKey, the convertible notes are mandatorily convertible into WIHN Class B Shares upon request by Anson within a period of 12 months from issuance and, in any case, no earlier than 40 days after the tranche closing and no later than at the expiry of the 12 months. For each tranche, the conversion price is determined as the lower of (i) a Fixed Conversion Price set at a premium of 100% to the daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange on the trading day prior to the date of completion of each tranche, and (ii) 94% of the lowest daily VWAP of a WIHN Class B Share as traded on the SIX Swiss Exchange during the 10 trading days preceding the relevant conversion date.

Due to Anson's option to convert the loan in part or in full at any time before maturity, the 2024 Anson Facility was assessed as a share-settled debt instrument with an embedded put option. In line with ASC 480-10-55-43 and ASC 480-10-55-44, because the value that Anson will predominantly receive at settlement does not vary with the value of the shares, the settlement provision is not considered a conversion option. The Group assessed the put option under ASC 815 and concluded that it is clearly and closely related to its debt host and therefore did not require bifurcation. Per ASC 480-10-25, the 2024 Anson Facility was accounted for as a liability measured at fair value using the discounted cash flow method at inception.

Debt issue costs made up of legal expenses of USD 11,319, a commission of USD 67,500 to the placement agent and an aggregated fee of USD 137,500 to Anson were due upon issuance of the 2024 Anson Initial Tranche on October 23, 2024 and recorded as a debt discount against the 2024 Anson Initial Tranche principal amount. Upon subscription of each subsequent tranche under the 2024 Anson Facility, debt issue costs to Anson representing an aggregate of 11% of the principal value of the subscribed funds will be recorded as a debt discount against each tranche.

During the year ended December 31, 2024, WISeKey made one subscription under the 2024 Anson Facility in an amount of USD 1.25 million, the 2024 Anson Initial Tranche. For each subscription, the fair value of the debt is calculated using the discounted cash flow method creating a debt discount or a debt premium on the debt host with the credit or debit entry booked to APIC. The fair value of the debt for the 2024 Anson Initial Tranche was USD 1,328,458, giving rise to a debt premium of USD 78,458.
For the year ended December 31, 2024, Anson converted the 2024 Anson Initial Tranche in full, resulting in the delivery of a total of 346,820 WIHN Class B Shares. A debt discount charge of USD 18,774 was amortized to the income statement and a total debit of USD 119,087 was booked to APIC on conversions as per ASC 470-02-40-4.
As at December 31, 2024, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

During the year ended December 31, 2025, there were no subscriptions or conversions under the 2024 Anson Facility. As at December 31, 2025, there were no unconverted notes, hence a carrying value of USD nil. The outstanding 2024 Anson Facility available was USD 13.75 million.

Note 26. Employee benefit plans

Defined benefit post-retirement plan

The Group maintains defined benefit pension plans covering employees in Switzerland and France. These include plans maintained by WISeKey SA, WISeKey International Holding Ltd. and SEALSQ Corp for employees in Switzerland, and plans maintained by SEALSQ France SAS and IC'Alps SAS for employees in France.

All plans are accounted for as defined benefit plans in accordance with ASC 715 Compensation – Retirement Benefits. This model allocates pension costs over the service period of employees in the plan. The underlying principle is that employees render services ratably over this period, and therefore, the income statement effects of pensions should follow a similar pattern.

The Group recorded net service cost as an operating expense and other components of defined benefit plans as a non-operating expense in the statement of comprehensive loss.

The liabilities and periodic pension costs are determined using actuarial valuation methodologies that incorporate various assumptions, including discount rates and, where applicable, the expected long-term rate of return on plan assets. Plan assets are measured at fair value based on prevailing market prices.

The defined benefit plans maintained by the Group's French subsidiaries provide retirement benefits in the form of a lump-sum payment based on each employee's remuneration and length of service. These plans are unfunded and therefore do not hold plan assets.

Personnel costs consisted of the following:

Personnel Costs USD'000	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023
Wages and Salaries	20,677	13,139	12,507
Social security contributions	7,428	3,977	3,611
Net service costs	778	350	449
Other components of defined benefit plans, net	(123)	29	(45)
Total	**28,760**	**17,495**	**16,522**

Key assumptions used in the fair value measurement of the plan assets were as follows:

	As at December 31,					
Assumptions	**2025**	**2025**	**2024**	**2024**	**2023**	**2023**
	France	**Switzerland**	**France**	**Switzerland**	**France**	**Switzerland**
Discount rate	3.40%	1.16%	3.10%	0.97%	3.05%	1.52%
Expected rate of return on plan assets (1)	n/a	3.33%	n/a	3.05%	n/a	3.04%
Salary increases	3%	2.5%	3%	2%	3%	2%

(1) For WISeKey SA and WISeKey International Holding Ltd's funded plans, the expected long-term rate of return on assets is based on the pension fund's asset allocation.

As of December 31, 2025 and December 31, 2024 the Group's accumulated benefit obligation amounted respectively to USD 17,417,000 and USD 14,604,000.

Reconciliation to Balance Sheet start of year USD'000 Fiscal year	2025	2024	2023
Fair value of plan assets	(11,027)	(11,142)	(10,108)
Projected benefit obligation	14,904	14,143	11,867
Surplus/deficit	**3,877**	**3,001**	**1,759**
Opening balance sheet liability / (asset) (funded status)	**3,877**	**3,001**	**1,759**
Reconciliation of benefit obligation during the year			
Projected benefit obligation at start of year	14,904	14,143	11,867
Net service cost	357	225	237
Interest expense	175	214	279
Plan participant contributions	150	118	98
Net benefits paid to participants	154	177	(100)
Prior service costs	-	-	(19)
Actuarial losses / (gains)	(235)	1,067	606
Acquisitions	138		
Currency translation adjustment	2,217	(1,040)	1,175
Projected benefit obligation at end of year	**17,860**	**14,904**	**14,143**
Reconciliation of plan assets during year			
Fair value of plan assets at start of year	(11,027)	(11,142)	(10,108)
Employer contributions paid over the year	(280)	(218)	(184)
Plan participant contributions	(150)	(118)	(98)
Net benefits paid to participants	(154)	(184)	78
Expected return on plan assets	(370)	(326)	(311)
Actuarial (gain) / loss on assets	255	115	501
Currency translation adjustment	(1,632)	846	(1,020)
Fair value of plan assets at end of year	**(13,358)**	**(11,027)**	**(11,142)**
Reconciliation to balance sheet end of year			
Fair value of plan assets	(13,358)	(11,027)	(11,142)
Defined benefit obligation - funded plans	17,860	14,904	14,143
Surplus/deficit	**4,502**	**3,877**	**3,001**
Closing balance sheet liability / (asset) (funded status)	**4,502**	**3,877**	**3,001**

Movement in Funded Status USD'000 Fiscal year	2025	2024	2023
Opening balance sheet liability (funded status)	**3,877**	**3,001**	**1,759**
Net service cost	357	225	237
Interest cost / (credit) on benefit obligation	175	214	279
Expected return on plan assets	(370)	(326)	(311)
Amortization of net (gain) / loss	70	22	-
Amortization of prior service cost / (credit)	(97)	(48)	(26)
Currency translation adjustment	-	-	(2)
Total net periodic benefit cost / (credit)	**135**	**87**	**177**
Actuarial (gain) / loss on liabilities	(234)	1,067	606
Return in plan assets, excl. amounts included in net interest	255	115	501
Prior service cost / (credit)	-	-	(19)
Amortization of net (gain) / loss	(70)	(22)	-
Amortization of prior service cost / (credit)	97	48	26
Currency translation adjustment	17	-	37
Total (gain) / loss recognized via other comprehensive income	**65**	**1,208**	**1,151**
Employer contributions paid in the year	(280)	(218)	(184)
Cashflow required to pay benefit payments	-	(7)	(22)
Total cashflow	**(280)**	**(225)**	**(206)**

Acquisitions	138	-	-
Currency translation adjustment	567	(194)	120
Closing balance sheet liability (funded status)	**4,502**	**3, 877**	**3,001**
Reconciliation of unrecognized (gain) / loss			
Unrecognized (gain) / loss at beginning of year	1,891	795	(338)
Amortization during the year	(70)	(22)	-
Actuarial (gain) / loss on liabilities	(234)	1,067	606
Actuarial (gain) / loss on assets	255	112	535
Acquisitions	22	-	-
Currency translation adjustment	288	(61)	(8)
Unrecognized (gain) / loss at year-end	**2,152**	**1,891**	**795**
Reconciliation of unrecognized prior service cost / (credit)			
Unrecognized prior service cost / (credit) at beginning of year	(456)	(542)	(503)
Prior service cost for the current period	-	-	(19)
Amortization during the year	101	48	26
Currency translation adjustment	(54)	38	(46)
Unrecognized prior service cost / (credit) at year-end	**(409)**	**(456)**	**(542)**
Amounts recognized in accumulated other comprehensive income			
Net loss / (gain)	2,152	1,891	795
Prior service cost / (credit)	(409)	(456)	(542)
Deficit	1,743	1,435	253
Estimated amount to be amortized from accumulated other comprehensive income into net periodic benefit cost / (credit) over next fiscal year			
Net loss / (gain)	(115)	(94)	-
Prior service cost / (credit)	(104)	(101)	(26)

All plan assets are held in collective insurance contracts with third-party insurance providers. These providers manage the underlying investments in accordance with regulatory requirements and the terms of the insurance agreements. The Group does not have direct control over or visibility into the underlying investment portfolio. The value of the insurance contract is classified within Level 2 of the fair value hierarchy, in accordance with ASC 820.

The table below shows the breakdown of expected future contributions payable to the Plan :

Period **USD'000**	**Switzerland**	**France**
2026	2,632	94
2027	778	59
2028	662	59
2029	1,052	14
2030	649	196
2031 to 2035	3,147	862

There are no plan assets expected to be returned to the employer during the 12-month period following December 31, 2025.

Note 27. Commitments and contingencies

Lease commitments

The future payments due under leases are shown in Note 17.

Guarantees

Our software and hardware product sales agreements generally include certain provisions for indemnifying customers against liabilities if our products infringe a third party's intellectual property rights. Certain of our product sales agreements also include provisions indemnifying customers against liabilities in the event the Group breaches confidentiality or service level requirements. It is not possible to determine the maximum potential amount under these indemnification agreements due to our lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement. To date, the Group has not incurred any costs as a result of such indemnifications and have not accrued any liabilities related to such obligations in our consolidated financial statements.

Warranties

ASIC Design

The Company provides a standard three to six-month assurance-type warranty from the date of delivery for all contracts to provide prototypes during the development phase or pre-series chips during the industrialization phase. During this six-month period, the customer has the right to request the Group to initiate a diagnostic process in the event the circuit does not function in line with its specification. The cost of the diagnostic process is borne by the customer if the circuit is found to be faultless (excluding all the IPs / sub-blocks coming from third parties, and except if the customer made any modification) or if the customer cancels the diagnostic process midway. The warranty is considered an assurance-type warranty as it only covers the circuit's compliance with agreed-upon specifications. As such, no liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

ASIC Production:

For ASICs sold as processed, unpackaged semiconductor chips, or processed wafers, the Group provides a standard assurance-type warranty valid for 24 months from the date of delivery. Under the warranty terms, the Group may replace the product or issue a credit note or provide a rebate on the purchase price, for any ASICs that do not conform to the agreed specifications. The warranty excludes damage not attributable to the Group, such as that resulting from improper storage or usage by the customer. During the warranty period, customers may request the Group to initiate a diagnostic defects process to assess potential defects. If the circuit is found to be faultless or if the diagnostic process is cancelled midway, the customer bears the cost of the diagnostic process. The cost of any redesign outside the warranty scope, or support provided outside the warranty period, is chargeable to the customer at cost or based on agreed rates. In accordance with ASC 460, this warranty is classified as an assurance-type warranty, as it solely covers compliance of the delivered ASICs with contractual specifications. No liability has been recognized for potential warranty claims, as the Group cannot reasonably estimate the likelihood or amount of future payments under this warranty.

Note 28. Stockholders' equity

Stockholders' equity consisted of the following:

WISeKey International Holding Ltd	**As at December 31, 2025**		**As at December 31, 2024**	
Share Capital	*Class A Shares*	*Class B Shares*	*Class A Shares*	*Class B Shares*
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	359,485
Per Articles of association and Swiss capital categories				
Conditional Share Capital - Total number of conditional shares(1)	400,000	2,080,317	400,000	1,210,590
Total number of fully paid-in shares	1,600,880	4,080,546	1,600,880	3,365,560
Per US GAAP	-	-	-	-
Total number of authorized shares	2,000,880	8,281,180	2,000,880	6,194,267
Total number of fully paid-in issued shares(1)	1,600,880	4,080,546	1,600,880	3,365,560
Total number of fully paid-in outstanding shares(1)	1,600,880	4,024,038	1,600,880	3,309,052
Par value per share (in CHF)	0.01	0.10	0.01	0.10
Share capital (in USD)	16,007	439,712	16,007	359,485
Total share capital (in USD)	**455,719**		**375,492**	
Treasury Share Capital				
Total number of fully paid-in shares held as treasury shares	-	56,508	-	56,508
Treasury share capital (in USD)	-	501,644	-	501,644
Total treasury share capital (in USD)	**-**	**501,644**	**-**	**501,644**

(1) Conversions of conditional capital that were not registered with the commercial register as of December 31, 2025 and 2024, respectively, are not deducted from the total number of conditional shares, i.e. the number shown is as if the issues had not taken place.

Treasury Shares

In the years to December 31, 2025 and 2024 respectively, WISeKey did not purchase any treasury shares and sold a total of nil and 65,545 treasury shares at an average sale price of USD nil and USD 2.97 per share.

Share buyback program

On July 9, 2019, the Group started a share buyback program on the SIX Swiss Exchange to buy back Class B Shares up to a maximum 10% of the share capital and 5.35% of the voting rights. In compliance with Swiss Law, at no time will the group hold more than 10% of its own registered shares. The share buyback program ended on July 8, 2022.
As at December 31, 2025, WISeKey's treasury share balance included 8,347 Class B Shares purchased through the share buyback program.

Voting rights

The Company has two classes of registered shares outstanding: Class A Shares and Class B Shares. Each Class A Share and each Class B Share entitles the holder to one vote at general meetings of shareholders. The Class A Shares have a nominal value of CHF 0.01 per share and the Class B Shares have a nominal value of CHF 0.10 per share. However, both classes have identical voting rights on a per-share basis, namely one (1) vote per share.
Shareholder resolutions, including the election of members of the board of directors, are generally adopted by the affirmative vote of a majority of the votes represented at a general meeting of shareholders, unless a higher voting threshold is required by Swiss law or the Company's Articles of Association.
Both classes of shares confer equal rights to dividends and to distributions upon liquidation of the Company, proportionate to their respective nominal values. Only shareholders recorded in the Company's share register as of the applicable record date are entitled to vote at a general meeting of shareholders.
Any acquirer of Shares who is not registered in the share register as a shareholder with voting rights may not vote at or participate in any General Meeting but will still be entitled to dividends and other rights with financial value with respect to such Shares.

Transfer Restrictions and Conversion Rights

Holders of Class A Shares have entered into shareholder agreements with the Company under which transfers of Class A Shares are restricted. Such holders may not (i) directly or indirectly offer, sell, transfer or grant any option or contract to purchase, purchase any option or contract to sell, grant instruction rights with respect to or otherwise dispose of, or (ii) solicit any offers to purchase, otherwise acquire or be entitled to, any of his/her/its Class A Shares or any right associated therewith (collectively a "Transfer"), except if such Transfer constitutes a "Permitted Transfer", as defined hereafter. A Permitted Transfer is defined as a Transfer by a holder of Class A Share to his/her spouse or immediate family member (or a trust related to such immediate family member) or a third party for reasonable estate planning purposes, the transfer to an affiliate, or any transfer following conversion of his/her/its Class A Shares into Class B Shares. Each holder of a Class A Share has the right to request that, at WISeKey's annual General Meeting, an item be included on the agenda according to which Class A Shares are, at the discretion of each holder of Class A Shares, converted into Class B Shares.

Note 29. Accumulated other comprehensive income

USD'000		
Accumulated other comprehensive income as at December 31, 2023		**4,041**
Total net foreign currency translation adjustments	315	
Total defined benefit pension adjustment	(1,206)	
Total other comprehensive income / (loss), net		(891)
Accumulated other comprehensive income as at December 31, 2024		**3,150**
Total net foreign currency translation adjustments	323	
Total unrealized gain on available-for-sale debt securities	25	
Total defined benefit pension adjustment	(72)	
Total other comprehensive income / (loss), net		276
Accumulated other comprehensive income as at December 31, 2025		**3,426**

There is no income tax expense or benefit allocated to other comprehensive income.

Note 30. Net loss attributable to WISeKey International Holding Ltd and transfers to/from the noncontrolling interest

The purpose of this schedule is to disclose the effects of the changes in WISeKey's ownership interest in its subsidiaries on WISeKey' equity.

	12 months ended December 31,		
USD'000	**2025**	**2024**	**2023**
Net loss attributable to WISeKey International Holding Ltd	(8,356)	(23,216)	(15,213)
Increase / (decrease) in APIC for the sale of 91,485,610, 84,592,712 and 9,445,607 Ordinary Shares of SEALSQ Corp	1,973	9,812	(147)
Increase in APIC for the sale of 3,333,333, nil and nil shares of SEALCOIN AG	215	-	-
Increase in APIC for the sale of 870, nil and nil shares of WiSeSat.Space AG	96	-	-
Decrease in APIC for the sale of nil, 14,286 and nil shares of WISe.ART AG	-	(42)	-
Net transfers (to) from noncontrolling interest	2,284	9,770	(147)
Change from net loss attributable to WISeKey International Holding Ltd's shareholders and transfers (to) from noncontrolling interest	**(6,072)**	**(13,446)**	**(15,360)**

Share Purchase Agreements with Several Institutional Investors

On May 5, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue 10 million ordinary shares of SEALSQ for a total subscription price of USD 20 million.

On July 14, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue 15 million ordinary shares of SEALSQ together with Class A ordinary share purchase warrants to purchase up to 15 million ordinary shares of SEALSQ (the "Class A Warrants") and Class B ordinary share purchase warrants to purchase up to 15 million ordinary shares of SEALSQ (the "Class B Warrants" and, together with the Class A Warrants, the "Warrants"), for a subscription price of USD 60.0 million, with each ordinary share of SEALSQ sold in the offering accompanied by one Class A Warrant and one Class B Warrant. The Class A Warrants and Class B Warrants are immediately exercisable, have an exercise price of USD 4.60 per ordinary share of SEALSQ, and expire seven years from the date of issuance. Each Warrant is exercisable for one ordinary share of SEALSQ.

On October 15, 2025, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue (i) 12,640,000 ordinary shares of SEALSQ and (ii) in the concurrent private placement, pre-funded ordinary share purchase warrants to purchase up to 14,026,666 ordinary shares of SEALSQ (the "Pre-funded Warrants") together with Class D ordinary share purchase warrants to purchase up to 53,333,332 ordinary shares of SEALSQ (the "Class D Warrants" and, together with the Pre-funded Warrants, the "Private Warrants"), for aggregate gross proceeds of USD 200 million. Each Pre-funded Warrant is exercisable for one ordinary share of SEALSQ at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class D Warrants are immediately exercisable, have an exercise price of USD 9.25 per ordinary share of SEALSQ, and expire seven years from the date of issuance. Each Class D Warrant is exercisable for one ordinary share of SEALSQ.

At-the-Market Facility

On May 19, 2025, the Group entered into an at-the-market ("ATM") equity offering program for its subsidiary SEALSQ, pursuant to which it may offer and sell ordinary shares of SEALSQ having an aggregate offering price of up to USD 100 million from time to time through a designated sales agent.

For the year ended December 31, 2025, 15,450,000 ordinary shares of SEALSQ were sold under the ATM program generating gross proceeds of USD 71,066,307 and net proceeds of USD 68,591,229 after commissions and offering expenses. As at December 31, 2025, approximately USD 28.9 million of the ATM facility remained available for future sales.

Inducement Offer to Exercise Existing Ordinary Share Purchase Warrants

On October 6, 2025, the Group, through its subsidiaries SEALSQ, entered into a Warrant Inducement Agreement with certain institutional investors under which all outstanding Class A Warrants were exercised or exchanged in full at an exercise price of USD 4.60 per ordinary share of SEALSQ, resulting in gross proceeds of USD 69.0 million.

In consideration for the early exercise of the Class A Warrants, the Group issued Class C ordinary share purchase warrants to purchase up to an aggregate of 26,250,000 ordinary shares of SEALSQ (the "Class C Warrants"). The Class C Warrants are immediately exercisable, have an exercise price of USD 5.10 per ordinary share of SEALSQ, and expire seven years from the date of issuance.

Warrant exercise

During the year ended December 31, 2025, the Group issued a total of 35,496,048 ordinary shares of SEALSQ to certain institutional investors upon the exercise of warrants and pre-funded warrants, resulting in gross proceeds of USD 56,839,132.

Note 31. Revenue

Nature of goods and services

The Group generates revenues from the sale of semiconductors secure chips and from Digital Certificates, Software as a Service, Software license and Post-Contract Customer Support (PCS) for cybersecurity applications, and, with the acquisition of IC'Alps, from the delivery of custom ASIC (Application-Specific Integrated Circuit) design and development services during the pre-production phase, and the supply of manufactured ASIC chips during the production phase. These services and products are typically contracted separately but may also be bundled across multiple phases of the ASIC lifecycle.

For bundled packages, the Group accounts for individual products and services separately if they are distinct – i.e. if a product or service is separately identified from other items in the bundled package and if a customer can benefit from it. The consideration is allocated between separate products and services in a bundle based on their stand-alone selling prices. The stand-alone selling prices are determined based on the list prices when available or estimated based on the Adjusted Market Assessment approach (e.g. licenses), or the Expected Cost-Plus Margin approach (e.g., PCS).

The following table shows the description of the principal activities from which the Group generates its revenue across all reportable segments:

Product and services	Nature, timing of satisfaction of performance obligations and significant payment terms
Certificates	The Group recognizes revenue on a straight-line basis over the validity period of the certificate, which is usually one to three years. This period starts after the certificate has been issued by the Certificate Authority and may be used by the customer for authentication and signature, by checking the certificate validity against the Root of Trust which is maintained by the Group on its IT infrastructure. Customers pay for certificates when certificates are issued and invoiced. The excess of payments over recognized revenue is shown as deferred revenue.
Semiconductors secure chips	Although they may be sold in connection with other services of the Group, they always represent distinct performance obligations. The Group recognizes revenue when a customer takes possession of the chips, which usually occurs when the goods are delivered. Customers typically pay once goods are delivered.
SaaS	The Group's SaaS arrangement cover the provision of cloud-based certificate life-cycle-management solutions and signing and authentication solutions, as well as cloud-based certificates for authentication purposes such as Device Attestation Certificates (DACs) for MATTER Protocol, IoT Device-to-Cloud Authentication, or Device-to-Device Authentication. The Group recognizes revenue on a straight-line basis over the service period which is usually yearly renewable. Where lifelong certificates are issued, the Group recognizes revenue when the certificate is delivered and usable by the customer. Customers usually pay ahead of quarterly or yearly service periods; the paid amounts which have not yet been recognized as revenue are shown as deferred revenue on the balance sheet.
Software and INeS Certificate Management Platform	The Group provides software for certificates life-cycle management and signing and authentication solutions, including through its INeS Certificate Management Platform. The Group recognizes revenue when the software has been delivered or the platform has been set up, and PCS revenue over the service period which is usually one-year renewable. Customers pay upon delivery of the software or over the PCS.
Implementation, integration and other services	The Group provides services to implement and integrate multi-element cybersecurity solutions. Most of the time the solution elements are off-the-shelve non-customized components which represent distinct performance obligations. Implementation and integration services are payable when rendered, while other revenue elements are payable and recognized as per their specific description in this section.
Space and satellite technology services	The Group provides project-based space and satellite technology services, including technical studies, demonstrators, hardware-related deliverables and associated support services. These services generally represent distinct performance obligations under customer contracts. The Group recognizes revenue at a point in time when the relevant contractual deliverable or service has been performed and accepted by the customer, which generally occurs upon delivery of the technical analysis, report, demonstrator, hardware-related deliverable, or other agreed milestone. Customers typically pay upon invoicing following completion and acceptance of the relevant deliverable or milestone.
ASIC Design	The services provided are structured into Work Packages (WPs), each representing a separate performance obligation. These could include services associated with the specification/ pre-study, design, prototyping or industrialization. Revenue is recognized over time using the cost-incurred method, as customers control the asset during development and the Group has a right to payment for performance to date. Payments are made progressively based on milestones and deliverables.
ASIC Production	Each purchase order for ASIC chips represents a distinct performance obligation to provide the specified quantity and type of chips. Revenue is recognized at a point in time, specifically, when control of the chip transfers to the customer upon delivery. The Company acts as principal, managing the full production process including subcontractor coordination, quality assurance, and logistics. Customers typically pay upon delivery.

Disaggregation of revenue

The following table shows the Group's revenues disaggregated by reportable segment and by product or service type:

Disaggregation of revenue	**Typical payment**	**At one point in time**			**Over time**			**Total**		
USD'000		**2025**	**2024**	**2023**	**2025**	**2024**	**2023**	**2025**	**2024**	**2023**
Semiconductors segment										
Secure chips	Upon delivery	14,329	10,937	30,044	-	-	-	14,329	10,937	30,044
Certificates	Upon issuance	298	39	-	24	5	14	322	44	14
Total Semiconductors segment		**14,627**	**10,976**	**30,044**	**24**	**5**	**14**	**14.651**	**10,981**	**30,058**
ASIC segment										
ASIC Design	Milestone based	-	-	-	3,522	-	-	3,522	-	-
ASIC Production	Upon delivery	79	-	-	-	-	-	79	-	-
Total ASIC segment		**79**			**3,522**			**3,601**		
Total Non-reportable segments		**126**	**57**	**-**	**911**	**837**	**860**	**1,037**	**894**	**860**
Total Revenue		**14,832**	**11,033**	**30,044**	**4,457**	**842**	**874**	**19,289**	**11,875**	**30,918**

For the years ended December 31, 2025, 2024, and 2023 the Group recorded no revenues related to performance obligations in prior periods.

The following table shows the Group's revenues disaggregated by geography, based on our customers' billing addresses:

Net sales by region	12 months ended December 31,		
USD'000	**2025**	**2024**	**2023**
Semiconductors segment			
Switzerland	518	348	1,436
Europe, Middle East and Africa	1,712	1,491	8,549
North America	9,147	7,500	16,531
Asia Pacific	3,180	1,642	3,466
Latin America	94	-	76
Total Semiconductors segment	**14,651**	**10,981**	**30,058**
ASIC segment			
Switzerland	-	-	-
Europe, Middle East and Africa	2,214	-	-
North America	1,340	-	-
Asia Pacific	47	-	-
Total ASIC segment	**3,601**	**-**	**-**
Total non-reportable segments	**1,037**	**894**	**860**
Total net sales	**19,289**	**11,875**	**30,918**

*EMEA means Europe, Middle East and Africa

Contract assets, deferred revenue and contract liability

Contract assets, deferred revenue and contract liability consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Trade accounts receivables		
Trade accounts receivable - Semiconductors segment	3,282	3,645
Trade accounts receivable - ASIC segment	986	-
Trade accounts receivable - Non-reportable segments	599	488
Total trade accounts receivables	**4,867**	**4,133**
Contract assets - ASIC segment	451	-
Contract assets – Non-reportable segments	16	-
Total contract assets	**467**	**-**
Customer contract liabilities – Semiconductors segment	4	83
Customer contract liabilities – ASIC segment	1,596	-
Customer contract liabilities – Non-reportable segments	173	312
Total contract liabilities	**1,773**	**395**
Deferred revenue		
Deferred revenue - Semiconductors segment	21	5
Deferred revenue - ASIC segment	4	-
Deferred revenue - Non-reportable segments	81	109
Total deferred revenue	**106**	**114**
Revenue recognized in the period from amounts included in the deferred revenue at the beginning of the year	79	218

Increases or decreases in trade accounts receivable, contract assets, deferred revenue and contract liability were primarily due to normal timing differences between our performance and customer payments.

Remaining performance obligations

As of December 31, 2025, the Group expects to recognize approximately USD 653,000 of revenue from remaining performance obligations related to mPKI, IoT and ASIC contracts. The Group expects to recognize revenue for these remaining performance obligations in 2026 and 2027.

The following table shows the expected recognition over the next few years:

Estimated revenue from remaining performance obligations as at December 31, 2025		USD'000
	2026	641
	2027	12
Total remaining performance obligation		**653**

Note 32. Other operating income

Other operating income related to:

	12 months ended December 31,		
USD'000	**2025**	**2024**	**2023**
Other operating income from related parties	158	181	119
Other operating income - other	66	3	48
Total other operating income	**224**	**184**	**167**

In the years 2025 and 2024, other operating income from related parties was made up of the amounts invoiced by WISeKey to the OISTE Foundation for the use of its premises and equipment (see Note 40).

Note 33. Stock-based compensation

Stock-based compensation in WISeKey International Holding Ltd

Employee stock option plans

The Stock Option Plan ("ESOP 1") was approved on December 31, 2007 by the stockholders of WISeKey SA, representing 2,632,500 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
The Stock Option Plan ("ESOP 2") was approved on December 31, 2011 by the stockholders of WISeKey SA, representing 16,698,300 options convertible into WISeKey SA shares with an exercise price of CHF 0.01 per share.
At March 22, 2016 as part of the reverse acquisition transaction, both ESOP plans in existence in WISeKey SA were transferred to WISeKey International Holding Ltd at the same terms, with the share exchange term of 5:1 into WIHN Class B Shares.

Grants

Year ended December 31,	Options granted on Class B Shares
2025	22,129
2024	152,090
2023	18,418

Options granted during the periods were primarily issued to Board members, employees, and certain external advisors. Each option entitles the holder to acquire one WIHN Class B Share.

No options on WIHN Class A Shares were granted during the years ended December 31, 2025, 2024 and 2023. Options granted under the plans generally vest immediately upon grant unless otherwise specified.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model, using the market price of a WIHN Class B Share. Expected volatility is based on historical volatility of WIHN Class B Shares.

Prior to 2025, all option grants were classified as equity instruments. However, in the second half of 2025, WISeKey management decided to permit the withholding of shares as a means of meeting the grantee's tax obligation in relation to their option exercise, which means that, for jurisdictions that do not have any withholding requirement, the awards are accounted for as liabilities under ASC 718, measured at fair value on the grant date and remeasured at each reporting period until settlement. The reclassification of some options from equity to liability and the related remeasurement at fair value at December 31, 2025 generated a net credit to the income statement of USD 2,914,204 in the year ended December 31, 2025 (USD 1,590,825 for WIHN Class B Shares and USD 1,323,379 for WIHN Class A Shares), in relation to WISeKey options granted to employees and Board members.

The following assumptions were used to estimate the fair value of stock options granted:

Assumption	December 31, 2025	December 31, 2024	December 31, 2023
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	83.07 – 127.81%	71.29 – 71.60%	69.77 - 70.72%
Average remaining expected life of stock options on WIHN Class B Shares (years)	3.32	4.30	5.23
Average remaining expected life of stock options on WIHN Class A Shares (years)	2.90	3.90	4.90

Unvested options to employees as at December 31, 2025 were recognized prorata temporis over the service period (grant date to vesting date).

The following table summarizes the development of the Group's non-vested options for the years ended December 31, 2025 and 2024.

	Options on WIHN Class B Shares		Options on WIHN Class A Shares	
Non-vested options	Number of shares under options	Weighted-average grant date fair value (USD)	Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**268**	**7.50**	**-**	**-**
Granted	152,090	6.79	-	-
Vested	(152,222)	6.79	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2024	**136**	**7.55**	**-**	**-**
Granted	22,129	11.08	-	-
Vested	(22,265)	11.06	-	-
Non-vested forfeited or cancelled	-	-	-	-
Non-vested options as at December 31, 2025	**-**	**-**	**-**	**-**

As at December 31 2025, there was no unrecognized compensation expense related to non-vested stock option-based compensation arrangements. Non-vested stock options outstanding as at December 31, 2025 were accounted for using the graded-vesting method, as permitted under ASC 718-10-35-8, and we therefore recognized compensation costs calculated using the Black-Scholes model and the market price of WIHN Class B Shares at grant date, over the requisite service period.

The following tables summarize the Group's stock option activity for the years ended December 31, 2025, 2024 and 2023.

Options on WIHN Class B Shares	WIHN Class B Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**148,039**	3.11	**5.23**	**111,306**
Of which vested	147,771	3.11	5.23	111,104
Of which non-vested	268	-		-
Granted	152,090	1.35	-	-
Exercised or converted	(23,570)	0.11	-	496,406
Forfeited or cancelled	-	-	-	-
Expired	(300)	-	-	-
Outstanding as at December 31, 2024	**276,259**	2.40	**5.25**	**5,235,260**
Of which vested	276,123	2.40	5.24	5,226,771
Of which non-vested	136	-	-	-
Granted	22,129	0.97	-	-
Exercised or converted	(7,741)	0.13	-	127,275
Forfeited or cancelled	(1,200)	3.16	-	-
Expired	(200)	-	-	-
Outstanding as at December 31, 2025	**289,247**	2.47	**4.31**	**4,073,566**
Of which vested	289,247	2.47	4.31	4,073,566
Of which non-vested	-	-	-	-

Options on WIHN Class A Shares	WIHN Class A Shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**392,720**	**0.25**	**4.90**	**23,339**
Of which vested	392,720	0.25	4.90	23,339
Granted	**-**	**-**	**-**	**-**
Outstanding as at December 31, 2024	**392,720**	**0.25**	**3.90**	**723,175**
Of which vested	392,720	0.25	3.90	723,175
Granted	**-**	**-**	**-**	**-**
Outstanding as at December 31, 2025	**392,720**	**0.25**	**2.90**	**526,675**
Of which vested	392,720	0.25	2.90	526,675

Stock-based compensation in SEALSQ Corp

Employee stock option plans

The F Share Option Plan ("**FSOP**") and the Ordinary Share Option Plan ("**OSOP**") were approved respectively on January 19, 2023, and September 15, 2023, by the Board of directors of SEALSQ.

Grants

During the years ended December 31, 2025, 2024 and 2023, the Group granted options exercisable into ordinary and F shares of SEALSQ as follows:

Year ended December 31,	Options granted on Ordinary Shares of SEALSQ	Options granted on F Shares of SEALSQ
2025	3,042,652	-
2024	245,165	23
2023	-	77

Options granted during the periods were primarily issued to Board members, employees, and certain external advisors. Each option entitles the holder to acquire one share.

Stock option charge to the income statement

The Group calculates the fair value of options granted by applying the Black-Scholes option pricing model. Expected volatility was based on historical volatility of SEALSQ's ordinary shares in 2025 and 2024, and on historical share price volatility of other companies in the same industry and of a similar size for prior periods.

In the year ended December 31, 2025, a total charge of USD 11,260,701 for options granted to Board members, employees and advisors was recognized in the consolidated income statement calculated by applying the Black-Scholes model at grant, in relation to options.

The following assumptions were used to calculate the compensation expense and the calculated fair value of stock options granted:

Assumption	December 31, 2025	December 31, 2024	December 31, 2023
Dividend yield	None	None	None
Risk-free interest rate used (average)	1.00%	1.00%	1.00%
Expected market price volatility	175.40 - 183.25%	65.31 - 140.47%	73.19%
Average remaining expected life of stock options on F shares (years)	-	-	6.19
Average remaining expected life of stock options on ordinary shares (years)	5.33	6.53	n/a

The following tables illustrate the development of the Group's non-vested options for the years ended December 31, 2025 and 2024.

Non-vested options	Options on ordinary shares Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**-**	**-**
Granted	245,165	0.61
Vested	245,165	0.61
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	**-**	**-**
Granted	3,042,652	2.94
Vested	3,041,452	2.93
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2025	**1,200**	**4.29**

Non-vested options	Options on F shares Number of shares under options	Weighted-average grant date fair value (USD)
Non-vested options as at December 31, 2023	**-**	**-**
Granted	23	2.35
Vested	23	2.35
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2024	**-**	**-**
Granted	-	-
Vested	-	-
Non-vested forfeited or cancelled	-	-
Non-vested options as at December 31, 2025	**-**	**-**

The following tables summarize the Group's stock option activity for the years ended December 31, 2025 and 2024.

Options on ordinary shares	Ordinary shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**-**	**-**	**-**	**-**
Of which vested	-	-	-	-
Granted	245,165	0.01	**-**	**-**
Outstanding as at December 31, 2024	**245,165**	**0.01**	**6.65**	**1,505,313**
Of which vested	245,165	0.01	**6.65**	1,505,313
Granted	3,042,652	0.01	**-**	**-**
Exercised or converted	(2,647,019)	0.01	**-**	**9,471,366**
Forfeited or cancelled	(65,774)	0.01	**-**	**-**
Outstanding as at December 31, 2025	**575,024**	**0.04**	**6.14**	**2,152,900**
Of which vested	573,824	0.04	**6.14**	2,148,376

Options on F shares	F shares under options	Weighted-average exercise price (USD)	Weighted average remaining contractual term (in years)	Aggregate intrinsic value (USD)
Outstanding as at December 31, 2023	**77**	**0.05**	**6.19**	**19**
Of which vested	77	0.05	**6.19**	19
Granted	23	0.05	**-**	**-**
Exercised or converted	(100)	0.05	**-**	**118**
Outstanding as at December 31, 2024	**-**	**-**	**-**	**-**
Of which vested	-	-	**-**	-
Granted	-	-	**-**	**-**
Exercised or converted	-	-	**-**	**-**
Outstanding as at December 31, 2025	**-**	**-**	**-**	**-**
Of which vested	-	**-**	**-**	-

Summary of stock-based compensation expenses

Stock-based compensation expenses	12 months ended December 31,		
USD'000	2025	2024	2023
In relation to Employee Stock Option Plans (ESOP)	(2,950)	1,034	178
In relation to non-ESOP Option Agreements	36	-	-
In relation to SEALSQ Corp's OSOP	11,261	148	-
Total	**8,347**	**1,182**	**178**

Stock-based compensation expenses are recorded under the following expense categories in the income statement.

Stock-based compensation expenses	12 months ended December 31,		
USD'000	2025	2024	2023
Research & development expenses	2,062	-	-
Selling & marketing expenses	3,069	-	67
General & administrative expenses	3,216	1,182	111
Total	**8,347**	**1,182**	**178**

The following table reconciles the total stock-based compensation expense to the amounts recognized in stockholders' equity:

Stock-based compensation expenses	12 months ended December 31,		
USD'000	2025	2024	2023
Total stock-based compensation for the period	8,347	1,182	178
Less: stock-based compensation classified as liability	(5,084)	-	-
Stock-based compensation recognized in APIC	**3,263**	**1,182**	**178**

Note 34. Non-operating income

Non-operating income consisted of the following:

	12 months ended December 31,		
USD'000	2025	2024	2023
Foreign exchange gain	3,483	686	1,315
Gains from the remeasurement of crypto assets	27	-	-
Unrealized gains on investment	32	-	-
Sale of arago intellectual property	-	-	900
Financial income	44	684	36
Interest income	6,107	174	90
Gain on repayment of ExWorks Loan	3,699	-	-
Other	31	85	33
Total non-operating income	**13,423**	**1,629**	**2,374**

Note 35. Non-operating expenses

Non-operating expenses consisted of the following:

	12 months ended December 31,		
USD'000	2025	2024	2023
Foreign exchange losses	3,479	775	2,134
Financial charges	368	317	261
Interest expense	(21)	884	702
Other components of defined benefit plans, net	(123)	29	(45)
Other	13	13	55
Total non-operating expenses	**3,716**	**2,018**	**3,107**

The credit balance in interest expense is due to the reversal of an accrued interest balance for a total amount of USD 66,500.

Note 36. Income taxes

The following table summarizes income / (loss) before income taxes by jurisdiction:

Income / (loss)	12 months ended December 31,		
USD'000	2025	2024	2023
Switzerland	(23,248)	(18,571)	(18,766)
Foreign	(14,963)	(10,286)	3,547
Loss before income tax	**(38,211)**	**(28,857)**	**(15,219)**

The following table summarizes income tax income/ (expense) before income taxes by jurisdiction:

	12 months ended December 31,		
USD'000	2025	2024	2023
Current			
Switzerland	-	-	-
Foreign	163	(3,086)	(230)
Deferred			
Switzerland	-	-	-
Foreign	-	-	-
Income tax (expense) / income	**163**	**(3,086)**	**(230)**

The difference between the income tax recovery / (expense) at the Swiss Federal statutory income tax rate of 8.5% compared to the Group's income tax recovery / (expense) as reported is reconciled below. In line with ASU 2023-09, the Group has elected not to restate prior periods.

USD'000	12 months ended December 31, 2025
Net loss before income tax	(38,211)
Swiss Federal statutory tax rate	3,248
State and local income taxes (Geneva), net of federal income tax effect	-
Foreign tax effects	
France	
State income taxes, net of federal income tax effect	(1,087)
Changes in tax loss carryforwards from acquisition	3,531
Change in loss carryforwards in relation to the debt remission	105
Changes in tax loss carryforwards	4,161
Permanent Difference in relation to stock-based compensation	37
Changes in valuation allowances	(7,883)
Amortization of deferred tax liabilities from acquisition	171
Other	(22)
Effect of changes in tax laws or rates enacted in the current period	-
Effect of cross-border tax laws	-
Tax credits	
Changes in tax loss carryforwards	1,630
State income taxes, net of federal income tax effect	(1,976)
Changes in valuation allowances	(1,671)
Nontaxable or nondeductible items	
Permanent Difference in relation to stock-based compensation	257
Changes in unrecognized tax benefits	-
Other	(337)
Income tax (expense) / recovery	**163**

USD'000	12 months ended December 31, 2024	2023
Net income / (loss) before income tax	(28,857)	(15,219)
Statutory tax rate	14.7%	14%
Expected income tax (expense) / recovery	4,242	2,131
Change in tax loss carryforwards	5,469	2,778
Change in loss carryforwards in relation to the debt remission of SEALSQ France SAS	(52)	(514)
Change in valuation allowance	(8,656)	(2,682)
Permanent difference in relation to stock-based compensation	(21)	2
Foreign tax effects	(1,521)	509
Nontaxable or nondeductible items	(2,730)	(2,759)
Other	183	305
Income tax (expense) / recovery	**(3,086)**	**(230)**

The Group assesses the recoverability of its deferred tax assets and, to the extent recoverability does not satisfy the “more likely than not” recognition criterion under ASC 740, records a valuation allowance against its deferred tax assets. The Group considered its recent operating results and anticipated future taxable income in assessing the need for its valuation allowance.

In view of the Group’s continued loss before income tax in the year ended December 31, 2025, and of the anticipated future taxable income per management’s forecast, the Group assessed that the recoverability of its deferred tax assets remains below the “more likely than not” recognition criterion under ASC 740 as at December 31, 2025. Consequently, the Group maintained a full valuation allowance against its gross deferred tax assets.

The following table summarizes deferred income tax assets/ (liabilities) by jurisdiction.

USD'000	12 months ended December 31, 2025	2024
Switzerland	-	-
Foreign	(4,367)	-
Deferred income tax assets / (liabilities)	**(4,367)**	**-**

Deferred income tax assets/ (liabilities) consisted of the following:

USD'000	As at December 31, 2025	As at December 31, 2024
Defined benefit accrual	745	502
Tax loss carryforwards	38,481	29,006
Add back loss carryforwards used for the debt remission by SEALSQ France SAS	881	776
Valuation allowance	(40,107)	(30,284)
Deferred tax liability from acquisition	(4,367)	-
Deferred income tax assets / (liabilities)	**(4,367)**	**-**

In connection with the acquisition of IC’Alps, the Group recognized a net deferred tax liability of USD 4,366,726 as at December 31, 2025, related to intangible assets identified during the Purchase Price Allocation (PPA).

As of December 31, 2025, the Group's operating loss carryforwards in the following jurisdictions for its operations are as follows:

Operating loss-carryforward as of December 31, 2025

USD'000	USA	Switzerland	Spain	France	UK	Germany	India	Vietnam	Japan	Total
2026	-	5,873	-	-	-	-	-	-	-	5,873
2027	-	24,422	-	-	-	-	-	3	-	24,425
2028	-	30,089	-	-	-	-	-	4	-	30,093
2029	-	67,613	-	-	-	-	-	3	-	67,616
2030	-	24,868	-	-	-	-	-	4	-	24,872
2031	-	22,654	-	-	-	-	9	-	-	22,663
2032	-	22,596	-	-	-	-	77	-	-	22,673
2033	-	-	-	-	-	-	-	-	-	-
2034	-	-	-	-	-	-	-	-	-	-
2035	89	-	-	-	-	-	-	-	-	89
2036	-	-	-	-	-	-	-	-	-	-
2037	159	-	-	-	-	-	-	-	-	159
2038	-	-	-	-	-	-	-	-	-	-
2039	220	-	-	-	-	-	-	-	-	220
2040	90	-	-	-	-	-	-	-	-	90
2041	1	-	-	-	-	-	-	-	-	1
2042	45	-	-	-	-	-	-	-	-	45
2043	-	-	-	-	-	-	-	-	-	-
2044	18	-	-	-	-	-	-	-	-	18
2045	59	-	-	-	-	-	-	-	-	59
No expiry	n/a	n/a	4,170	54,521	10	7	n/a	n/a	9	58,717
Total operating loss carry-forwards / Year of expiration if applicable to jurisdiction										
	681	**198,115**	**4,170**	**54,521**	**10**	**7**	**86**	**14**	**9**	**257,613**

The following tax years remain subject to examination by tax authorities:

Significant jurisdictions	**Open years**
Switzerland	2024 - 2025
USA	2025
France	2022 – 2025
Spain	2022 – 2025
Japan	2025
Taiwan	2025
India	2025
Germany	2025
UK	2021 - 2025
Vietnam	2025

The Group has no unrecognized tax benefits.

Note 37. Segment information and geographic data

The Group has two operating segments that meet the criteria set in ASC 280-10-50: Semiconductors and ASIC.
During 2025, the Group revised its reportable segments to reflect changes in internal management reporting. The Company now reports two reportable segments: Semiconductors and ASIC. Corporate activities are now included within "Other profit or loss." Prior period segment information has been recast to conform to the current year presentation.

Both the Semiconductors and ASIC reportable segments are strategic business units that offer specific products and are managed separately because they require dedicated resources and a targeted marketing strategy. The Semiconductors segment encompasses the design, manufacturing, sales and distribution of high-end, Common Criteria EAL5+ & FIPS 140-3-certified secure microprocessors. The ASIC segment's operations include a complete offering for Application Specific Integrated Circuits (ASIC) and Systems on Chip (SoC) development from circuit specification, mastering design in-house, up to qualification and the management of the entire production supply chain. The ASIC reportable segment did not exist prior to August 4, 2025, when the Group acquired IC'Alps.

The Semiconductors segment is subject to export controls and government procurement regulations. The ASIC segment may also be subject to customer-specific regulatory and qualification requirements depending on end-market applications.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Group's chief operating decision maker, who is its Chief Executive Officer, evaluates performance for its reportable segments based on segment net sales and gross profit where applicable, and on operating income or loss for purposes of allocating resources (including employees, property, plant and equipment, and financial resources) and assessing budgets and performance. The chief operating decision maker considers budget-to-actual variances on a quarterly basis.

The Group accounts for intersegment sales and transfers as if the sales or transfers were to third parties, that is, at current market prices.

12 months ended December 31,		**2025**			**2024**	
USD'000	**Semiconductors**	**ASIC**	**Total**	**Semiconductors**	**ASIC**	**Total**
Revenue from external customers	14,651	3,601	18,252	10,981	-	10,981
Intersegment revenue		444	444		-	-
	14,651	4,045	18,696	10,981	-	10,981
Reconciliation of revenue						
Elimination of intersegment revenue		(444)	(444)			-
Other revenue[2]			1,037			894
Total consolidated revenue			19,289			11,875
Less:[1]						
Cost of revenue	9,203	419	9,622	7,253	-	7,253
Segment gross profit	5,448	3,182	8,630	3,728	-	3,728
Less:[1]						
Total operating expenses	17,737	5,022	22,759	12,845	-	12,845
Other segment items	1,269)	(240)	1,029	(109)	-	(109)
Segment profit /(loss) before income taxes	(13,558)	(1,600)	(15,158)	(9,008)	-	(9,008)
Reconciliation of profit or loss (segment profit / (loss))						
Other profit or loss[2]			(23,053)			(19,849)
Elimination of intersegment profits			-			-
Loss before income tax expense			(38,211)			(28,857)
Other segment disclosures						
Interest revenue	7	-	7	160	-	160
Interest expense	370	51	421	95	-	95
Depreciation and amortization	678	1,525	2,203	628	-	628
Profit / (loss) from intersegment sales	-	21	21	-	-	-
Income tax recovery / (expense)	-	(171)	(171)	(3,077)	-	(3,077)
Segment assets	17,171	30,721	47,892	13,564	-	13,564

12 months ended December 31,		**2023**	
USD'000	**Semiconductors**	**ASIC**	**Total**
Revenue from external customers	30,058	-	30,058
Intersegment revenue	-	-	-
	30,058	-	30,058
Reconciliation of revenue			
Other revenue[2]			-
Elimination of intersegment revenue			860
Total consolidated revenue			30,918
Less:[1]			
Cost of revenue	16,009	-	16,009
Segment gross profit	14,049	-	14,049
Less:[1]			
Total operating expenses	12,300	-	12,300
Other segment items	(1,706)	-	(1,706)
Segment profit / (loss) before income taxes	3,455	-	3,455
Reconciliation of profit or loss (segment profit / (loss))			
Other profit or loss[2]			(18,674)
Elimination of intersegment profits			-
Loss before income tax expense			(15,219)

12 months ended December 31,	2023		
USD'000	Semiconductors	ASIC	Total
Other segment disclosures			
Interest revenue	88	-	88
Interest expense	109	-	109
Depreciation and amortization	571	-	571
Profit / (loss) from intersegment sales	-	-	-
Income tax recovery / (expense)	(218)	-	(218)
Segment assets	23,736	-	23,736

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker. Intersegment expenses are included within the amounts shown.
(2) Other revenue and Other profit or loss are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and anon-operating investment company.

Other segment items for each reportable segment are made up of non-operating expenses, including management expenses, foreign exchanges gains and losses, debt discount amortization and financing costs.

	As at December 31,	
USD'000	2025	2024
Asset reconciliation		
Total assets from reportable segments	47,892	13,564
Other assets[1]	534,943	127,624
Elimination of intersegment receivables	(29,736)	(7,168)
Elimination of intersegment investment and goodwill	(38,512)	(19,332)
Consolidated total assets	**514,587**	**114,688**

(1) Other assets are attributable to subsidiaries that do not meet the definition of an operating segment and the activities of which include sales, support and distribution of our products, R&D, financing and non-operating investment company. Most of Other assets refers to SEALSQ Corp, as the company is currently excluded from the reportable segments. Most of Other assets consists of cash.

Revenue and property, plant and equipment by geography

The following tables summarize geographic information for net sales based on the billing address of the customer, and for property, plant and equipment.

Net sales by region	12 months ended December 31,		
USD'000	2025	2024	2023
Switzerland	1,057	571	1,752
Rest of EMEA*	4,266	1,964	8,943
North America	10,619	7,642	16,646
Asia Pacific	3,227	1,642	3,466
Latin America	120	56	111
Total net sales	**19,289**	**11,875**	**30,918**

*EMEA means Europe, Middle East and Africa

Property, plant and equipment, net of depreciation, by region USD'000	As at December 31, 2025	As at December 31, 2024
Switzerland	49	74
Rest of EMEA	3,755	3,201
Total Property, plant and equipment, net of depreciation	**3,804**	**3,275**

Note 38. Earnings / (Loss) per share

The following table shows the computation of basic and diluted net earnings / (loss) per share for the Group.

Earnings / (loss) per share	12 months ended December 31, 2025	2024	2023
Net earnings / (loss) attributable to WISeKey International Holding Ltd (USD'000)	(6,072)	(13,446)	(15,360)
Effect of potentially dilutive instruments on net gain (USD'000)	n/a	n/a	n/a
Net earnings / (loss) attributable to WISeKey International Holding Ltd after effect of potentially dilutive instruments (USD'000)	n/a	n/a	n/a
Class A Shares, par value CHF 0.01, CHF 0.01 and CHF 0.25			
Shares used in net earnings / (loss) per Class A Share computation:			
Weighted average Class A Shares outstanding - basic	1,600,880	1,600,880	1,600,880
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class A Shares outstanding - diluted	1,600,880	1,600,880	1,600,880
Net earnings / (loss) per Class A Share			
Basic weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.15)	(0.39)	(0.51)
Diluted weighted average loss per Class A Share attributable to WISeKey International Holding Ltd (USD)	(0.15)	(0.39)	(0.51)
Class B Shares, par value CHF 0.10, CHF 0.10 and CHF 2.50			
Shares used in net earnings / (loss) per Class B Share computation:			
Weighted average Class B Shares outstanding - basic	4,024,078	3,323,581	2,878,136
Effect of potentially dilutive equivalent shares	n/a	n/a	n/a
Weighted average Class B Shares outstanding - diluted	4,024,078	3,323,581	2,878,136
Net earnings / (loss) per Class B Share			
Basic weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(1.45)	(3.86)	(5.06)
Diluted weighted average loss per Class B Share attributable to WISeKey International Holding Ltd (USD)	(1.45)	(3.86)	(5.06)

For purposes of the diluted net loss per share calculation, stock options, convertible instruments and warrants are considered potentially dilutive securities and are excluded from the calculation of diluted net loss per share, because their effect would be anti-dilutive. Therefore, basic and diluted net loss per share was the same for the years ended December 31, 2025, 2024 and 2023, due to the Group's net loss position.

The following table shows the number of potentially dilutive securities that were excluded from the computation of diluted earnings per share because their effect would have been anti-dilutive.

Dilutive vehicles with anti-dilutive effect	2025	2024	2023
Class B Shares			
Total stock options on Class B Shares	378,711	275,791	147,371
Total convertible instruments on Class B Shares	685	3,086	62,324
Total number of Class B Shares from dilutive vehicles with anti-dilutive effect	**379,396**	**278,877**	**209,695**
Class A Shares			
Total stock options on Class A Shares	392,720	392,720	392,720
Total number of Class A Shares from dilutive vehicles with anti-dilutive effect	**392,270**	**392,270**	**392,720**

Note 39. Legal proceedings

The Group is not currently a party to any legal proceedings or claims for which a provision has not been recognized in the consolidated financial statements.

Note 40. Related parties disclosure

Subsidiaries

The following table presents the entities incorporated within the Group's consolidated financial statements.

Group Company Name	Country of incorporation	Year of incorporation	Share Capital	% ownership as at December 31, 2025	% ownership as at December 31, 2024	Nature of business
WISeKey SA	Switzerland	1999	CHF 933,436	95.75%	95.75%	Main operating company. Sales and R&D services
SEALSQ France SAS*	France	2010	EUR 1,473,162	6.78%	12.55%	Chip manufacturing, sales & distribution
WiseTrust SA	Switzerland	1999	CHF 680,000	100%	100%	Non-operating investment company
WISeKey ELA SL	Spain	2006	EUR 4,000,000	95.75%	95.75%	Sales & support
WISeKey SAARC Ltd	U.K.	2016	GBP 100,000	51%	51%	Non trading
WISeKey USA Inc[1]	U.S.A.	2006	USD 6,500	95.75%	95.75%	Sales & support
WISeKey India Private Ltd[2]	India	2016	INR 1,000,000	45.9%	45.9%	Sales & support
SEALSQ Japan KK[3*]	Japan	2017	JPY 1,000,000	6.78%	12.55%	Sales & distribution
SEALSQ France, Taiwan Branch[4*]	Taiwan	2017	TWD 100,000	6.78%	12.55%	Sales & distribution branch
WISeCoin AG	Switzerland	2018	CHF 100,000	90%	90%	Sales & distribution
WISeKey Equities AG	Switzerland	2018	CHF 100,000	100%	100%	Financing, Sales & distribution
WISeKey Semiconductors GmbH	Germany	2019	EUR 25,000	100%	100%	Sales & distribution
WISeKey Arabia - Information Technology Ltd	Saudi Arabia	2019	SAR 200,000	51%	51%	Sales & distribution
WISe.ART AG	Switzerland	2020	CHF 114,286	87.5%	87.5%	Sales & distribution
WISeKey Vietnam Ltd	Vietnam	2021	VND 689,400,000	95.75%	95.75%	R&D
SEALSQ Corp*	British Virgin Islands	2022	USD 229,453	6.78%	12.55%	Sales & support
WISeKey (Gibraltar) Limited	Gibraltar	2022	GBP 100	100%	100%	Sales & support
WISeSat.Space AG	Switzerland	2023	CHF 100,000	92.47%	100%	Sales & distribution
SEALSQ USA Ltd*	U.S.A.	2024	USD -	6.78%	100%	Sales & support
SEALCOIN AG	Switzerland	2024	CHF 133,333	75%	100%	Sales & distribution
WISeKey International Corp.	British Virgin Islands	2025	USD -	100%	-	Non trading
WISeSat.Space Corp.	British Virgin Islands	2025	USD -	92.47%	-	Non trading
IC'Alps SAS*	France	2025	EUR 1,100,000	6.78%	-	Custom ASIC design services
QAIT Corp.	British Virgin Islands	2025	USD -	100%	-	Non trading
Trust Protocol Association	Switzerland	2019	CHF -	100%	100%	Association cofounded by WISeKey Equities AG involved in Internet security

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA

[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding Ltd

[3] Formerly WISeKey IoT Japan KK

[4] Formerly WISeKey IoT Taiwan.

*The WISeKey Group holds over 50% of the voting rights of SEALSQ Corp and management has assessed that the Group controls SEALSQ Corp. As a result, SEALSQ Corp and its subsidiaries have been consolidated into the WISeKey Group's condensed consolidated financial statements.

Unconsolidated affiliates

As per the table below, as at December 31, 2025, the Group holds two equity investments in unconsolidated affiliates over which it exercises significant influence, but which are not consolidated because the Group does not control the entities. As detailed in Note 22, these investments are accounted for under the equity method of accounting in accordance with ASC 323.

Company Name	% ownership as at December 31, 2025	% ownership as at December 31, 2024	Nature of relationship
Wecan Group AG	31.87%	n/a	Equity method investment
Quantix Edge Security, S.L.	25.50%	n/a	Equity method investment

Related party transactions and balances

The following table presents the related parties incorporated within the Group's consolidated financial statements.

	Related Parties	Receivables as at December 31,		Payables as at December 31,		Net expenses to in the year ended December 31,			Net income from in the year ended December 31,		
	(in USD'000)	2025	2024	2025	2024	2025	2024	2023	2025	2024	2023
1	Carlos Moreira	-	-	614	1,441	-	-	-	-	-	-
2	John O'Hara	-	-	4	529	-	-	-	-	-	-
3	María Pía Aqueveque Jabbaz	-	-	-	14	98	78	116	-	-	-
4	Philippe Doubre	7	-	-	18	247	109	39	-	-	-
5	David Fergusson	-	49	26	-	299	429	61	-	-	-
6	Jean-Philippe Ladisa	-	-	-	19	489	179	116	-	-	-
7	Philippe Monnier	-	-	-	19	145	106	-	-	-	-
8	Peter Ward	-	-	1,589	1,638	1,478	272	-	2,353	-	-
9	Ruma Bose	-	-	-	13	162	97	33	-	-	-
10	Cristina Dolan	-	-	-	13	222	163	76	-	-	-
11	Danil Kerimi	-	-	-	13	27	105	8	-	-	-
12	Eric Pellaton	-	-	-	13	161	165	76	-	-	-
13	Hossein Rahnama	-	-	-	-	85	-	-	-	-	-
14	OISTE	143	158	183	83	376	309	321	146	184	119
15	Terra Ventures Inc	-	-	33	31	-	-	-	-	-	-
16	GSP Holdings Ltd	-	-	17	16	-	-	-	-	-	-
17	SAI LLC (SBT Ventures)	-	-	34	31	-	-	-	-	-	-
18	Related parties of Carlos Moreira	-	-	-	-	643	372	298	-	-	-
	Total	**150**	**207**	**2,500**	**3,891**	**4,432**	**2,384**	**1,144**	**2,499**	**184**	**119**

1. Carlos Moreira is the Chairman of the Board and CEO of WISeKey. Mr. Moreira is also the Chairman of the board of directors of SEALSQ Corp. A short-term payable to Carlos Moreira in an amount of USD 614,335 was outstanding as at December 31, 2025, made up of accrued bonuses and social charges thereon.

2. John O'Hara is a member of the Board and CFO of WISeKey. Mr. O'Hara is also a member of the board of directors of SEALSQ Corp. A short-term payable to John O'Hara in an amount of USD 3,848 was outstanding as at December 31, 2025, in relation to a tax refund.

3. María Pía Aqueveque Jabbaz is a Board member of the Group. The expenses recorded in the income statement in the year to December 31, 2025 relate to her Board fee.

4. Philippe Doubre is a Board member of the Group, member of the Group's nomination & compensation committee, and a former advisor to the Group. The expenses recorded in the income statement in the year to, and the receivable balance as at, December 31, 2025 relate to his Board fee.

5. David Fergusson is a Board member of the Group, chairman of the Group's nomination & compensation committee and member of the Group's audit committee. Mr. Fergusson is also a member of the board of directors of SEALSQ Corp, chairman of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee. The payable balance as at December 31, 2025 consists of a USD 26,262 refund of social charges that were erroneously deducted from his director's fee.

6. Jean-Philippe Ladisa is a Board member of the Group, chairman of the Group's audit committee and member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

7. Philippe Monnier is a Board member of the Group. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

8. Peter Ward is a Board member of the Group and was the CFO of WISeKey up until June 30, 2024. Mr. Ward is also a member of the board of directors of SEALSQ Corp and was SEALSQ Corp's CFO up until January 24, 2024. A payable balance of USD 1,588,975 is owing to Mr. Ward as at, December 31, 2025 in relation to accumulated unused vacation allowance while he was employed by the Group; it is disclosed in the balance sheet under accounts payable to Board Members for its current portion of USD 264,829 (see Note 23) and as indebtedness to related parties, noncurrent for its noncurrent portion of USD 1,324,146 (see Note 25). The remaining payable balance to Mr. Ward as at, December 31, 2025 relates to his Board fee. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee. In line with ASC 850, the expenses incurred in the year to December 31, 2025 related to his compensation while he was employed by the Group do not require specific disclosure.

9. Ruma Bose is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025.

10. Cristina Dolan is a member of the Board of Directors of SEALSQ Corp and the Chairwoman of the audit committee of SEALSQ Corp. Ms. Dolan is also a former Board member of the Group, a former member of the Group's audit committee and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2025 relate to her Board fee.

11. Danil Kerimi is a member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

12. Eric Pellaton is a member of the Board of Directors of SEALSQ Corp, member of the SEALSQ Corp's nomination & compensation committee and member of the audit committee of SEALSQ Corp. Mr. Pellaton is also a former Board member of the WISeKey Group and a former member of the Group's nomination & compensation committee. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

13. Hossein Rahnama is a former member of the board of directors of SEALSQ Corp. The expenses recorded in the income statement in the year to December 31, 2025 relate to his Board fee.

14. The Organisation Internationale pour la Sécurité des Transactions Electroniques ("**OISTE**") is a Swiss non-profit making foundation that owns a cryptographic rootkey. In 2001 WISeKey SA entered into a contract with OISTE to operate and maintain the global trust infrastructures of OISTE. In line with the contract, WISeKey pays a regular fee to OISTE for the use of its cryptographic rootkey. Two members of the Board of Directors of WISeKey are also members of the Counsel of the Foundation which gives rise to the related party situation.
OISTE is also the minority shareholder in WISeCoin AG with a 10% ownership.
The receivable from OISTE as at December 31, 2025 and income recorded in the income statement for the year ended December 31, 2025 relate to the facilities and personnel hosted by WISeKey SA and WISeKey International Holding Ltd on behalf of OISTE. In the year 2025, the Group invoiced OISTE a total of CHF 121,258 (USD 146,219). The payable to OISTE as at December 31, 2025 and expenses relating to OISTE recognized in 2025 are made up of license and royalty fees for the year 2025 under the contract agreement with WISeKey SA.

15. Terra Ventures Inc has a 49% shareholding in WISeKey SAARC Ltd. Terra Ventures granted a GBP 24,507 loan to WISeKey SAARC Ltd on January 24, 2017. The loan is non-interest bearing and has no set repayment date.

16. GSP Holdings Ltd is a former shareholder in WISeKey SAARC Ltd. GSP Holdings Ltd granted a GBP 12,500 loan to WISeKey SAARC Ltd on February 2, 2017. The loan is non-interest bearing and has no set repayment date.

17. SAI LLC, doing business as SBT Ventures, is a former shareholder in WISeKey SAARC Ltd. SAI LLC granted a GBP 25,000 loan to WISeKey SAARC Ltd on January 25, 2017. The loan is non-interest bearing and has no set repayment date.

18. Three immediate family members of Carlos Moreira were employed by WISeKey SA in 2025. In line with ASC 850-10-50-5, transactions involving related parties cannot be presumed to be carried out on an arm's length basis. The aggregate employment remuneration of these three immediate family members amounted to CHF 532,983 (USD 642,696) recorded in the income statement in 2025.

Entities under common control

During 2025, WISeSat.Space Holdings Corp (British Virgin Islands) and its wholly owned subsidiary, WISeSat Merger Sub Corp (Cayman Islands), were established and are ultimately owned by the Group's CEO, Carlos Moreira. These entities were formed to facilitate a potential business combination transaction involving WISeSat. The Group does not hold any ownership interest in these entities and no transactions occurred between the Group and these entities during the year ended December 31, 2025. These entities are considered related parties due to common control through key management.

Note 41. Subsequent events

Investment in EeroQ

On February 16, 2026, the Group, through its subsidiary SEALSQ, entered into a second Simple Agreement for Future Equity ("SAFE") with EeroQ Corporation for a total investment of USD 1 million. The investment does not convey equity ownership, voting rights, or significant influence at inception.

Share Purchase Agreement with Several Institutional Investors signed in March 2026

On March 16, 2026, the Group entered into a Securities Purchase Agreement with several institutional investors to sell and issue (i) 22,913,630 ordinary shares of SEALSQ and (ii) pre-funded ordinary share purchase warrants to purchase up to 7,500,000 ordinary shares of SEALSQ (the "Pre-funded Warrants") together with Class D ordinary share purchase warrants to purchase up to 60,827,260 ordinary shares of SEALSQ (the "Class E Warrants" and, together with the Pre-funded Warrants, the "Private Warrants"), for aggregate gross proceeds of USD 125 million. Each Pre-funded Warrant is exercisable for one ordinary share of SEALSQ at an exercise price of USD 0.0001 per share and is immediately exercisable until exercised in full. The Class E Warrants are immediately exercisable, have an exercise price of USD 5.50 per ordinary share of SEALSQ, and expire seven years from the date of issuance. Each Class E Warrant is exercisable for one ordinary share of SEALSQ.

Proposed Acquisition of Miraex SA

On March 24, 2026, the Group entered into a Letter of Intent (the "LOI") to acquire 100% of the issued and outstanding share capital of Miraex SA, a company incorporated in Switzerland, for an aggregate cash purchase price of CHF 4,000,000, exclusive of the repayment of Miraex SA's outstanding convertible loans estimated at CHF 565,178.74. Immediately following completion of the proposed transaction, the Group intends to subscribe to a capital increase of up to CHF 1,000,000 to support Miraex SA's operations through fiscal years 2026 and 2027.

Concurrently with the execution of the LOI, the Group and Miraex SA entered into a convertible loan agreement in the principal amount of CHF 500,000 to provide interim bridge financing to preserve Miraex SA's operations pending completion of the proposed transaction, with the amount disbursed to be credited against the Group's obligation under the aforementioned capital increase. The LOI includes a 60-day exclusivity period during which Miraex SA may not solicit or enter into discussions with third parties regarding any competing transaction. Completion of the proposed acquisition remains subject to customary conditions, including satisfactory completion of due diligence, shareholder approval, and the absence of any material adverse change affecting Miraex SA.

Note 42. Impacts of ongoing conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The Group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As of December 31, 2025, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas and U.S./Israel–Iran conflicts

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty. On February 28, 2026, the U.S. and Israel launched coordinated strikes against Iran: Iran's retaliation attacks expanded the conflict beyond just Iran and Israel and has threatened some commercial routes, especially traffic through the Strait of Hormuz.

The Group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of these conflicts on its operations. The Group's supply chain is not dependent on commercial route through and around the Strait of Hormuz. However, depending on their duration and intensity, these conflicts may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As of December 31, 2025 and as of the filing date, the Group assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates and concluded that no changes were required. The Group will continue to monitor these areas of increased risk for material changes.

Our business could suffer as a result of tariffs and trade sanctions or similar actions

The imposition by the United States of tariffs, sanctions or other restrictions on goods exported from the United States or imported into the United States, or countermeasures imposed in response to such government actions, could adversely affect our operations or our ability to sell our products globally, which could adversely affect our operating results and financial condition. Recently, U.S. government leaders have increased their frequency of discussion of the imposition of stronger tariffs, sanctions, and other restrictions on goods exported from the United States or imported into the United States, and non-U.S. government leaders have increased their discussion of countermeasures. For example, in February 2025, the United States announced a proposed 25% tariff on imports of all semiconductor chips into the United

States. As of March 2025, the U.S. President has reserved for further increases in the scope and amount of tariffs in the event of retaliatory countermeasures, and the future of existing tariffs, and as a result, the possibility for new tariffs and countermeasures, remains very uncertain. Although a large amount of our supply chain does not currently directly import products to the United States as we supply to contract manufacturers outside the United States, there is a possibility that any future tariffs may still impact upon our ability to sell our product and to remain competitive in the market. Such escalations in these trade measures may directly impair our business by increasing trade-related costs or disrupting established supply chains and may indirectly impair our business by causing a negative effect on global economic conditions and financial markets. The ultimate impact of these trade measures is uncertain and may be affected by various factors, including whether and when such trade measures are implemented, the timing when such measures may become effective, and the amount, scope, or nature of such trade measures.

As at December 31, 2025, SEALSQ assessed the impact of these uncertainties for its financial disclosures and considered the impacts on key judgments and significant estimates, and concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

7.2 WISeKey International Holding Ltd Statutory Financial Statements

WISeKey International Holding AG

Statutory Financial Statements

As at December 31, 2025



Phone +41 22 322 24 24
Fax +41 22 322 24 00
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BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

To the general meeting of

WISeKey International Holding Ltd
General-Guisan-Strasse 6
6300 Zug

Report on the Audit of the Financial Statements 2025

(for the period from 01.01.2025 to 31.12.2025)

30 April 2026

REPORT OF THE STATUTORY AUDITOR

To the General Meeting of WISeKey International Holding Ltd, Zug

Report on the Audit of the Financial Statements

Opinion

We have audited the financial statements of WISeKey International Holding Ltd (the Company), which comprise the balance sheet as at December 31, 2025, the income statement, for the year then ended, and notes to the financial statements, including a summary of significant accounting policies.

In our opinion, the financial statements (pages F-67 to F-81) comply with Swiss law and the articles of incorporation.

Basis for Opinion

We conducted our audit in accordance with Swiss law and Swiss Standards on Auditing (SA-CH). Our responsibilities under those provisions and standards are further described in the "Responsibilities of the Auditor for the Audit of the Financial Statements" section of our report. We are independent of the Company in accordance with the provisions of Swiss law, together with the requirements of the Swiss audit profession that are relevant to audits of the financial statements of public interest entities. We have also fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key Audit Matters	How the Key Audit Matter was addressed in the audit
Valuation of investments in subsidiaries The Company carries investments in subsidiaries in the amount of CHF 20.6 million on the balance sheet. Investments are valued individually at acquisition costs less impairment. The valuation of investments involves judgment in the projections and assumptions used, which are sensitive to the expected future market developments that could affect the profitability of these entities. We focused on this area due to the degree of management's judgment involved, its significant impact on the financial statements and the impact it has on presentation and disclosures.	We assessed the Company's impairment considerations and valuation for all significant investments for reasonableness. We evaluated key assumptions used in the valuations relating to future expected cash flows and net asset values. We assessed the appropriateness and completeness of the related disclosures in Note 5.



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BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

We refer to Note 5 to the statutory financial statements for the Company's disclosure on the investments in subsidiaries.	
Valuation of intercompany receivables The Company carries intercompany receivables in the amount of CHF 4.7 million on the balance sheet. We focused on this area due to its significant impact on the financial statements and the impact it has on presentation and disclosures. We refer to Note 4 to the statutory financial statements for the Company's disclosure on the receivables from its subsidiaries.	We assessed the financial solvency of each corresponding subsidiary based on the net asset values as well as future expected cash flows. We assessed the appropriateness and completeness of the related disclosures in Note 4.

Other Information

The Board of Directors is responsible for the other information. The other information comprises the information included in the annual report, but does not include the financial statements, the consolidated financial statements, the compensation report and our auditor's reports thereon.

Our opinion on the financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated.

If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of the Board of Directors for the Financial Statements

The Board of Directors is responsible for the preparation of the financial statements in accordance with the provisions of Swiss law and the articles of incorporation, and for such internal control as the Board of Directors determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the Board of Directors is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern, and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Responsibilities of the Auditor for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.



Phone +41 22 322 24 24
Fax +41 22 322 24 00
www.bdo.ch

BDO Ltd
Rte. De Meyrin 123
Case postale 150
1215 Genève 15

A further description of our responsibilities for the audit of the financial statements is located on EXPERTsuisse's website at: https://expertsuisse.ch/audit-report. This description forms an integral part of our report.

Report on other Legal and Regulatory Requirements

In accordance with Art. 728a para. 1 item 3 CO and PS-CH 890, we confirm that an internal control system exists, which has been designed for the preparation of the financial statements according to the instructions of the Board of Directors.

Based on our audit in accordance with Art. 728a para. 1 item 2 CO, we confirm that the proposal the Board of Directors complies with Swiss law and the articles of incorporation. We recommend that the financial statements submitted to you be approved.

Geneva, 30 April 2026

Responsibilities of the Auditor for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law and SA-CH will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

BDO Ltd

Nigel Le Masurier

Licensed Audit Expert

Auditor in Charge

Sascha Gasser

Licensed Audit Expert

Balance Sheet as at December 31, 2025

CHF

ASSETS	**2025**	**Note ref:**	**2024**
	CHF		**CHF**
Current Assets			
Cash and bank deposits	422'637		1'500'823
Short-term intercompany receivables	4'710'671	4	2'621'638
Other receivables	229'997		33'403
Prepaid expenses	516'541		412'778
Intercompany accrued income and interests	-	4	419'778
Total Current Assets	5'879'848		4'988'421
Non-current Assets			
Investments in subsidiaries, net	20'639'355	5	20'639'355
Other investment	2'849'787	7	-
Intercompany loans	43'116	6	64'414
Total Capital Assets	23'532'257		20'703'769
Total Non-current Assets	23'532'257		20'703'769
TOTAL ASSETS	29'412'105		25'692'189

The accompanying notes are an integral part of these financial statements.

Balance Sheet as at December 31, 2025

LIABILITIES AND SHAREHOLDERS' EQUITY	2025 CHF	Note ref:	2024 CHF
Current Liabilities			
Trade payables	361'082		297'260
Intercompany accounts payable	7'474'385	8	979'946
Other payables	144'989	9	851'958
Accrued liabilities	2'726'147	10	3'056'648
Total Current Liabilities	10'706'604		5'185'811
Non-Current Liabilities			
Long term loans - interest bearing	7'919		9'069
Total Non-Current Liabilities	7'919		9'069
Total Liabilities	10'714'523		5'194'880
Shareholders' Equity			
Share Capital	424'063	11	352'565
Capital Contribution Reserves approved for tax purposes	48'061'292	11	48'061'292
Capital Contribution Reserves not yet approved*	24'153'010	11	24'222'732
Other Legal Capital Reserves	28'913'251	11	28'913'251
Reserve for Treasury Shares held by subsidiaries	119'880	12	119'880
Treasury Shares held by WISeKey International Holdings AG	(340'195)	12	(340'195)
Accumulated Deficit	(80'832'216)	13	(74'648'036)
Net Profit / (Loss) for the Period	(1'801'504)	13	(6'184'180)
Total Shareholders' Equity	18'697'582		20'497'309
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	29'412'105		25'692'189

*: this amount of capital contribution reserves is subject to the approval of the Swiss Federal Tax Administration. For further information, see also note 11.1 to the financial statements.

The accompanying notes are an integral part of these financial statements.

Income Statement for the Period

	2025 CHF	Note ref:	2024 CHF
INCOME			
Other Income	81'363		115'245
Management Fee Income	4'700'001		5'163'754
	4'781'364		5'278'999
OPERATING EXPENSES			
Salaries and Personnel Costs	434'118	20	(5'697'699)
Office Expenses	(12'405)		(9'606)
Insurances	(670'901)		(633'282)
Travel & Accommodation	(1'455)		(54'820)
Consultancy and Professional Services	(2'672'933)	16	(1'940'198)
Marketing	(112'633)		(113'087)
Management Fees and Intercompany Charges	(5'779'643)	17	(2'299'701)
Valuation Adjustments on Loans and Investments	1'658'503	18	(1'105'434)
FINANCIAL COSTS AND FINANCIAL INCOME			
Foreign Exchange (Loss)/Gain	(56'301)		214'431
Other Financial Charges	(22'595)		(21'834)
Financial Charges on Loan	-	19	(339'768)
Interest Income	538'112		587'160
Interest Expense	(18'003)		31'434
Profit on Sale of Treasury Shares	-	12	12'801
PRIOR PERIOD COSTS			
Prior Period Expenditure	23'358		(30'259)
NON-OPERATIONAL COSTS AND INCOME			
Non-Operating Gains / (Losses)	109'909		(63'316)
LOSS BEFORE TAXES	(1'801'504)		(6'184'180)
Taxes	-		-
LOSS FOR THE YEAR	(1'801'504)		(6'184'180)

The accompanying notes are an integral part of these financial statements.

Note 1. Background and Operations

WISeKey International Holding A.G., (**the Company)**, was registered in Zug, Switzerland, on November 17, 2015 and was listed on the Swiss Stock Exchange, SIX AG, with the valor symbol "WIHN" on March 31, 2016. The Company's purpose is to incorporate, acquire, hold and dispose of participations in companies, both in Switzerland and abroad, especially in the field of cybersecurity and related areas. The Company may engage in all types of transactions that appear appropriate to promote, or are related to the purpose of the Company.

The annual average number of full-time equivalents (FTE) for 2025 was less than 10 and for 2024 was more than 10 but less than 50.

The Company has zero outstanding as at 31st December 2025 (CHF 13'384 at 31st December 2024) toward its pension funds.

On March 3, 2016, the Company acquired 100% of the shares of WISeTrust SA.

On March 22, 2016, WISeKey SA's shareholders exchanged a total of 90.3% of their shares into those of the Company shares. During 2017, several shareholders approached the Company to exchange their shares in WISeKey SA, having failed to participate in the original share exchange program of 2016. As at December 31, 2019, the Company had acquired an additional 5.28% of WISeKey SA's shares, bringing its holding up to 95.58%. The remaining 4.42% of the WISeKey SA's share capital will be obtained either through share exchanges or as part of a squeeze-out merger.

On September 20, 2016 the Company acquired the semiconductor assets and supporting operations from Inside Secure, a French company listed on the Euronext, Stock Exchange in Paris, in the form of a carve-out. The entity was renamed WISeKey Semiconductors. As part of the deal, the Company also acquired the supporting operations in Japan, Taiwan and Singapore, renamed WISeKey KK, WISeKey Taiwan and WISeKey Singapore Pte Ltd respectively.

On October 5, 2016, the Company established a Joint Venture, WISeKey SAARC Ltd, in London, U.K., for operations in the South Asian region. It owns 51% of the venture. WISeKey SAARC Ltd owns 88% of WISeKey India Private Ltd, a sales and support operation based in New Delhi, India.

On April 3, 2017, the Company acquired 85% of the share capital of QuoVadis Holding Ltd, a Bermudan-based company in the managed PKI and digital signature management business, having operations in the UK, Netherlands, Belgium, Germany and Switzerland, as well as Bermuda itself. As part of the consideration, a shareholders' put and call option agreement over the 15% remaining non-controlling interest ("NCI") was signed by the Group and the 15% NCI shareholders. Per the shareholders' put and call option agreement over the 15% non-controlling interest, WISeKey granted the non-controlling interest shareholders an option (put option) pursuant to which the non-controlling interest shareholders were entitled to sell all of their shares in QV Holding Ltd to WISeKey, and the non-controlling interest shareholders granted WISeKey an option (call option) pursuant to which WISeKey was entitled to buy all shares in QV Holding Ltd held by the non-controlling interest shareholders. Both options were exercisable at the earliest on May 01, 2018 and at the latest on May 31, 2018. In May 2018, the NCI shareholders exercised their put option. On May 24, 2018, the Company acquired the remaining 15% of QuoVadis Holding Ltd through the issue of 860,000 Ordinary B shares valued at CHF5.42 per share for a total consideration of CHF 4,664,994.

On January 16, 2019 the Company completed the sale of WISeKey (Bermuda) Holding Ltd (including all of its subsidiaries) to DigiCert, Inc. pursuant to a Share Purchase Agreement entered into by and between the Company and DigiCert, Inc. on December 21, 2018. As of January 16, 2019, the following subsidiaries are no longer part of the WISeKey Group: WISeKey (Bermuda) Holding Ltd., QuoVadis Trustlink Schweiz AG, QuoVadis Trustlink BVBA, QuoVadis Trustlink BV, QV BE BV, QuoVadis Trustlink GmbH, QuoVadis Services Ltd. and QuoVadis Ltd.

At January 16, 2019, the Regulatory Authority in Bermuda ("RAB") consent to transfer the ownership of QuoVadis Services Ltd had not yet been obtained. Therefore, in application of the SPA terms and conditions, the shares in QuoVadis Services Ltd. held by WISeKey (Bermuda) Holding Ltd were transferred to WISeKey International Holding AG who, as a result, held a 51% interest in QuoVadis Services Ltd, and WISeKey directly operated QuoVadis Services Ltd. on trust for DigiCert, Inc. until receipt of the RAB Consent and the effective transfer of the shares in QuoVadis Services Ltd. to DigiCert, Inc. The RAB Consent was received in February 2019 and the transfer of ownership of QuoVadis Services Ltd from the Company to DigiCert Inc. was effective on February 28, 2019.

During 2019, the Company applied to the SEC for permission to trade its shares, in the form of American Depository Receipts (ADRs), on a US exchange. On December 4, 2019, having received approval from both the SEC and the NASDAQ, the Company commenced trading of ADRs on the NASDAQ Global Market.

On February 1, 2021, the Company acquired 51% of the share capital of arago GmbH, a German company engaged in the use of Artificial Intelligence for the purpose of Knowledge Automation. As part of the deal, the Company also acquired the subsidiary operations in America and India. On March 14, 2022, the Company signed a Share Purchase and Transfer Agreement (the "SPTA") to sell its 51% ownership in arago GmbH and its affiliates (together "arago" or the "arago Group") to OGARA GmbH, with Neutrino Energy Property GmbH & Co. acting as "Buyer Guarantor", who signed on March 16, 2023. The completion of the sale was conditional on the consideration being transferred to WISeKey and the shares owned by the Group being transferred to OGARA GmbH. The sale was completed on June 24, 2022, when the shares owned by WISeKey in arago were transferred to OGARA GmbH as WISeKey issued a waiver to accept a delayed payment of the consideration, because of the high cash burn rate of arago.

On May 23, 2023, the Company distributed a dividend-in-kind in the form of 1,500,300 Ordinary Shares in its subsidiary undertaking, SEALSQ Corp. SEALSQ Corp's Ordinary Shares began trading on the Nasdaq exchange on May 23, 2023.

As of December 31, 2025, the Company continued to hold 6.78% of the share capital of SEALSQ Corp and 51.55% of the voting rights of SEALSQ Corp.

Note 2. Future Operations

The Company made a loss from operations in this reporting period, which includes significant provisions made against receivables due from subsidiary companies. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

The Company made a loss of CHF 1,801,501 (2024: loss of CHF 6,184,180).
Historically, the Company has been dependent on debt and equity financing to augment the operating cash flow to cover its cash requirements. Any additional equity financing may be dilutive to shareholders.

On October 23, 2024, WISeKey entered into two Agreements for the Subscription of up to $15M Convertible Notes each with (the "Anson Facility") Anson Investments Master Fund LP ("Anson") and with (the "L1 facility") L1 Captial Global Opportunities Master fund, pursuant to which Anson & L1 commits to grant a loan to WISeKey for up to a maximum amount of USD 15 million each divided into tranches of variable sizes, during a commitment period of 24 months ending Octobre 22, 2026. On December 12, 2024, WISeKey and Anson and L1 signed the First Amendment to the Subscription Agreement (the "Anson First Amendment" and "L1 First Amendment"), pursuant to which, for the remaining facility, WISeKey has the right to request Anson and L1 to subscribe for six "accelerated" note tranches of up to USD 2,500,000 each. The "minimum" Conversion Amount is US$ 100,000 and Conversion Amounts must be in multiples of US$ 100,000 (the "Anson Accelerated Tranches" and "L1 Accelerated Tranches") at the date and time determined by WISeKey during the commitment period, subject to certain conditions. In 2024, WISeKey made one subscription under the Anson Facility and L1 Facility. As at December 31, 2025, the outstanding for each Anson Facility & L1 Facility available was USD 13.75 million.

The Anson Facility and L1 Facility will be used as a safeguard should there be any additional cash requirements not covered by other types of funding.

Based on the Group's cash projections for the next 12 months to April 30, 2027, it has sufficient liquidity to fund operations and financial commitments. Management therefore believe it is correct to present these figures on a going concern basis.

Note 3. Significant accounting policies

These financial statements were prepared according to the provisions of the Swiss financial reporting law (32nd title of the Swiss Code of Obligations). Due to rounding, numbers presented throughout this report may not add up precisely to the totals provided. All ratios and variances are calculated using the underlying amount rather than the presented rounded amount. Certain prior year numbers were reclassified to conform to the current year presentation.

As WISeKey International Holding AG prepares consolidated financial statements under a recognized accounting standard (US GAAP), it has elected in these statutory financial statements, as permitted by law, not to prepare a management report and to omit a cash flow statement and notes on interest-bearing liabilities and audit fees.

The significant accounting policies adopted by the Company are as follows:

Foreign currency translation

The accounting records of the Company are maintained in Swiss Francs. All transactions in other currencies are translated into Swiss Francs at the rate prevailing at the time of the transaction. Assets and liabilities in other currencies remaining at the balance sheet date are translated at the appropriate year-end rate. Transaction and translation foreign exchange profits and losses are included in the statement of income and expenses in the year in which they are incurred. Unrealized foreign exchange gains on non-current assets and liabilities at the balance sheet date are provided for in accrued liabilities at the year-end.

Cash and cash equivalents

Cash and cash equivalents are defined as cash on hand, demand deposits, and short-term highly liquid investments, which are convertible to a known amount of cash and bear an insignificant risk of change in value.

Restricted Cash

Restricted cash is defined as cash held on behalf of the Company in accounts outside of the Company's direct control and that can only be transferred to the Company upon the fulfilment of specific criteria.

Tax

The Company is liable for Swiss federal income tax and cantonal/communal income and capital taxes and therefore accrues for all taxes due for the period.

Other investments

Other investments are carried at cost less any necessary provision for impairment in value.

Investments in subsidiaries

Investments in subsidiaries are carried at cost less any necessary provision for impairment in value.

Treatment of sale of treasury shares

Treasury shares are held at historic cost at the date of acquisition. Gains and losses made upon the sale of treasury shares are recognized in the income statement.

Debt issuance costs

It is the Company policy to capitalize issuance costs on long-term credit facilities, defined as those with a duration in excess of one year at the point of inception. These costs are amortized over the life of the credit facility to which they relate.

Note 4. Short-term intercompany receivables and accrued income

As the Ultimate Parent Company of the Group, WISeKey International Holding AG incurs costs that are for the benefit of other companies within the Group. The Company raises invoices to its subsidiary undertakings for the recharge of these costs.

Note 5. Investments in subsidiaries, net

Cost CHF	Ownership/Voting interests %	Net value of the investment as at 31.12 2025	Ownership/Voting interests %	Net value of the investment as at 31.12 2024
WISeKey SA *Geneva, Switzerland*	**95.75%**	-	**95.75%**	-
WISeTrust SA *Geneva Switzerland*	**100%**	4'102'244	**100%**	4'102'244
WISeKey SAARC Ltd *London, United Kingdom*	**51%**	-	**51%**	-
WISeCoin AG *Zug, Switzerland*	**90%**	-	**90%**	-
WISeKey Equities AG *Zug, Switzerland*	**100%**	100'000	**100%**	100'000
WISeKey Semiconductors GmbH *Munich, Germany*	**100%**	27'916	**100%**	27'916
WISe.Art AG (formerly TrusteCoin AG) *Zug, Switzerland*	**87.5%**	100'000	**87.5%**	100'000
WISeSat.Space AG *Zug, Switzerland*	**92.47%**	100'000	**100%**	100'000
WISeKey Arabia - Information Technology *Jeddah, Saudi Arabia*	**51%**	25'116	**51%**	25'116
WISeKey (Gibraltar) Limited *Gibraltar*	**100%**	121	**100%**	121
SEALCOIN AG *Zug, Switzerland*	**75%**	100'000	**100%**	100'000
SEALSQ Corp. *British Virgin Islands*	**6.78% / 51.55%**	16'083'958	**12.55% / 52.99%**	16'083'958
QAIT Corp. *British Virgin Islands*	**100%**	-		
WISeSat.Space Corp. *British Virgin Islands*	**100%**	-		
Total		**20'639'355**		**20'639'355**

Management has reviewed the carrying value of the investments in the Company's subsidiaries and has determined that the carrying values remain appropriate.

In assessing the potential impairment of the investments, the Company considers the net asset value, the expected cash-flows that will be generated by each of these investments and the market capitalization of the Group. Management believes that, on the basis of this and other than as set out in note 21, the carrying value of these investments as at December 31, 2025 is not impaired.

WISeKey International Holding AG and SEALSQ France SAS (previously WISeKey Semiconductors SAS) entered into a Capital Increase Agreement on December 15, 2022, whereby an amount of EUR 7 million (CHF 6,870,959 at the prevailing rate of exchange) owed to WISeKey International Holding AG by WISeKey Semiconductors SAS was converted into a capital contribution by way of an offset with the outstanding debt under the Revolving Credit Agreement and the loans resulting from the above-mentioned debt transfers. Under the terms of this agreement, the investment in SEALSQ France SAS was increased by EUR 7 million (CHF 6,870,959) and the balance owed to WISeKey International Holding AG was reduced by an equivalent amount.

On January 1, 2023, the Company transferred 100% of the issued share capital of SEALSQ France to another subsidiary undertaking, SEALSQ Corp in return for the issuance of 7,501,400 Ordinary Shares and 1,499,700 Founder Shares in SEALSQ Corp. On May 23, 2023, the Company distributed 1,500,300 Ordinary Shares to its shareholders by way of a dividend-in-kind from reserves from capital contributions.
SEALSQ Corp made further capital increases in 2023 & 2024 & 2025 meaning that, as at December 31, 2025, the Company owned 6.78% of SEALSQ Corp and held 51.55% of the voting rights of SEALSQ Corp.

On July 16, 2024 the company acquired 100% of the issued share capital of SEALCOIN AG, a newly incorporated company registered in Zug, Switzerland for a total consideration of CHF 100,000, with the purpose to provide consultancy services and services of all kinds in Switzerland and abroad, in the field of the Internet of Things (IoT). On the 26th of March 2025 the capital of SEALCOIN AG was increased, as of then the Company holds 75% of the shares in SEALCOIN AG.

On the 17th of June 2025, WISeSat.Space Corp was created and on the 24th of October 2025, QAIT Corp, in both of which the company holds 100%.

Also please find attached the table below which contains a list of entities in which the company has significant indirect investment.

Significant Indirect Investment

Group Company Name	Registered Office	Share Capital as at December 31, 2025		% ownership as at December 31, 2025	Nature of business
SEALSQ France SAS	Rue de la carrière de Bachasson, Arteparc de Bachasson, CS 70025, 13590 Meyreuil, France	EUR	1'473'162	6.78%	Chip manufacturing, sales & distribution
WISeKey ELA SL	Calle Rodriguez Arias No 15, Bilbao, Spain	EUR	4'000'000	95.75%	Sales & support
WISeKey USA Inc[1]	731 James Street, Suite 400, Syracuse, New York 13203-2003, USA	USD	6'500	95.75%	Sales & support
WISeKey India Private Ltd[2]	C-4/5, Lower Ground Floor, Safdarjung Development Area, New Delhi, South Delhi, Delhi, India, 110016	INR	1'000'000	45.90%	Sales & support
SEALSQ Japan KK	3F, 1-9-7 Kanda-Awajicho, Chiyoda-ku, Tokyo, Japan	JPY	1'000'000	6.78%	Sales & distribution
SEALSQ France Taiwan Branch[4]	Hun Tai Centre, 2/F-A, 170 Dunhua North Road, Singshan District, Taipei 10548, Taiwan	TWD	100'000	6.78%	Sales & distribution branch
WISeKey Vietnam Ltd	29th Floor, East Tower, Hanoi Lotte Center, No 54 Lieu Gia, Cong Vi, Ba Dinh, Ha Noi, Vietnam	VND	689'400'000	95.75%	R&D
SEALSQ USA Ltd	2415 E Camelback Road, Ste 600 Phoenix, AZ 85016, USA	USD	-	6.78%	Sales & support
WISeKey International Corp.[3]	Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands	USD	-	100%	Non trading
IC'Alps SAS	21 Rue Frédéric Mistral, 38400 – Saint Martin d'Hères, France	EUR	1'100'000	6.78%	Custom ASIC design services

[1] 50% owned by WISeKey SA and 50% owned by WiseTrust SA
[2] 88% owned by WISeKey SAARC which is controlled by WISeKey International Holding AG
[3] Formerly WISeQAI Corp
[4] Companies deemed under Common control

Note 6. Intercompany loans

The Company has extended multiple loans to its subsidiary undertakings. These bear an interest rate of 2.5% per annum.

Note 7. Other Investment

Quantix Edge Security, S.L. was incorporated in June 2024 in Murcia, Spain as a public-private joint venture focused on the design and manufacture of post-quantum and quantum-enhanced semiconductor solutions.
The Shareholders anticipate total aggregate investments of EUR 40.0 million, funded through multiple capital calls.
The first capital tranche of EUR 15.0 million was funded on September 11, 2025, including EUR 3.075 million from the Company resulting in 20.5% of ownership. Also SEALSQ Corp has acquired 5.0% (EUR 0.750 million) of the ownership in the same capital tranche.

Note 8. Intercompany accounts payable

Intercompany accounts payable includes charges payable to the Company’s subsidiaries undertaking, SEALSQ Corp and WISeKey SA, for management fees charged and costs incurred on behalf of the Company.

Note 9. Other payables

The Other Payables relate to salary related payments that were due as at December 31, 2025.

Note 10. Accrued liabilities

The accrued liabilities include a provision for accrued vacation not yet taken by the employees, while working for the Company.

Note 11. Share Capital

The Company has 2 classes of shares in its share capital, Class “A” shares with a nominal value of CHF 0.01 per share and Class “B” shares with a nominal value of CHF 0.10 per share. Both classes of share have the same voting rights, namely 1 share, 1 vote. Only the Class “B” shares are listed on the International Reporting Standard of the SIX Stock Exchange.

On December 4, 2019, the Companies' American Depositary Shares ("ADS") started trading on The Nasdaq Stock Market LLC ("NASDAQ") under the ticker symbol WKEY. Each ADS represents five Class B Shares. As at December 31, 2025, 4,830,524 (2024: 5,102,504) ADSs were outstanding.

	31 December 2025		31 December 2024	
	Number of Shares	CHF	Number of Shares	CHF
Share Capital Class "A" Shares	1'600'880	16'009	1'600'880	16'009
Share Capital Class "B" Shares	4'080'546	408'055	4'070'522	407'052
Total Share Capital	5'681'426	424'063	5'671'402	423'061
Issued Share Capital	5'681'426	424'063	5'671'402	423'061
Authorised Share Capital, not issued, Class "B" Shares	2'120'317	212'032	1'618'117	161'812
Conditional Share Capital Class "A" Shares	400'000	4'000	400'000	4'000
Conditional Share Capital Class "B" Shares	2'072'576	207'258	505'628	50'563

11.1 Movement of share capital

The movements of the changes in shareholders' equity are explained further here.

Movements in shareholders' equity in 2025 relate to the issuance of shares by exercising op options and the registration of the increase in the commercial register.

The legal general reserves from capital contribution relate to capital contributions contributed to the Company by its shareholders since 1997, which, under Swiss tax law, may be distributed without being subject to Swiss withholding tax effective January 1, 2011, if certain conditions are met.

One of the conditions is that the reserves from capital contribution have to be declared to the Federal tax administration no later than 30 days following the ordinary general meeting of the shareholders.

As of December 31, 2023, capital contribution reserves of CHF 78'761'639 have been approved by the Swiss Tax authorities. Following the payment of the dividend-in-kind on May 23, 2023 from approved reserves from capital contributions in the amount of CHF 1'787'096, an amount of CHF 28,913,251 was additionally transferred from the approved capital contribution reserve to Other Legal Capital Reserves. This represents the difference between the book value of the shares in SEALSQ Corp that were distributed through the dividend in kind and the market value based upon the Variable Weighted Average Price (VWAP) of the shares of SEALSQ Corp on the first day of trading on the Nasdaq exchange.

On June 30, 2023, the Company completed a reverse split whereby 1 new Class "A" Share was issued for every 25 old Class "A" Shares held and 1 new Class "B" Share was issued for every 50 old Class "B" Share held.

On June 28, 2024, the Company changed the nominal values of the Class "A" Shares from CHF 0.25 to CHF 0.01 and of the Class "B" Shares from CHF 2.50 to CHF 0.10.

11.2 Conditional share capital

The share capital may be increased in an amount not to exceed CHF 208,031.70 with a nominal value of CHF 0.10 per share and CHF 4,000 with a nominal value of CHF 0.01 per share.

Its use is limited to 3 categories, namely:

- up to an amount of CHF 168,031.70 by the issuance of up to 1,618,317 fully paid-in Class B Shares with a nominal value of CHF 0.10 through the exercise of conversion, option, exchange, warrant or similar rights for the subscription of shares granted to third parties or

- shareholders in connection with bonds (including convertible bonds and bonds with options), options, warrants, notes, other securities newly or already issued in national or international capital markets or new or already existing contractual obligations by, or of a member of, the Company (the "Rights-Bearing Obligations"); and

  up to an amount of CHF 40,000.00 by the issuance of up to 400,000 fully paid-in Class B Shares with a nominal value of CHF 0.10 in connection with the issuance of Class B Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company.

- Up to an amount of CHF 4,000.00 by the issuance of up to 400,000 fully paid-in Class A Shares with a nominal value of CHF 0.01 in correction with the issuance of Class A Shares, Rights-Bearing Obligations, options or other share-based awards granted to members of the Board of Directors, members of executive management, employees, contractors, consultants or other persons providing services to the Company or a member of the Company

11.3 Capital band

The Company has a capital band ranging from CHF 391,700.96 (lower limit) to CHF 636,095.10 (upper limit). The Board of Directors shall be authorized within the capital band to increase or reduce the share capital once or several times and in any amounts or to acquire shares directly or indirectly, until June 19, 2030. The capital increase may be effected by issuing fully paid-in registered shares with a par value of CHF 0.10 each and cancelling registered shares with a par value of CHF 0.10 each, or by increasing or reducing the par value of the existing shares within the limits of the capital band or by simultaneous reduction and re-increase of the share capital.

In the event of a capital increase within the capital band, the Board of Directors shall, to the extent necessary, determine the issue price, the type of contribution (including cash contributions, contributions in kind, set-off and conversion of reserves or of profit carried forward into share capital), the date of issue, the conditions for the exercise of subscription rights and the beginning date for dividend entitlement. In this regard, the Board of Directors may issue new shares by means of a firm underwriting through a financial institution, a syndicate of financial institutions or another third party and a subsequent offer of these shares to the existing shareholders or third parties (if the subscription rights of the existing shareholders have been withdrawn or have not been duly exercised). The Board of Directors is entitled to permit, to restrict or to exclude the trade with subscription rights. It may permit the expiration of subscription rights that have not been duly exercised, or it may place such rights or shares as to which subscription rights have been granted, but not duly exercised, at market conditions or may use them otherwise in the interest of the Company.
In the event of a share issue the Board of Directors is authorized to withdraw or restrict subscription rights of existing shareholders and allocate such rights to third parties (including individual shareholders), the Company or any of its group companies:

- if the issue price of the new shares is determined by reference to the market price; or
- for raising equity capital in a fast and flexible manner, which would not be possible, or would only be possible with great difficulty or at significantly less favorable conditions, without the exclusion of the subscription rights of existing shareholders; or
- for the acquisition of companies, part(s) of companies or participations, for the acquisition of products, intellectual property or licenses by or for investment projects of the Company or any of its group companies, or for the financing or refinancing of any of such transactions through a placement of shares; or
- for purposes of broadening the shareholder constituency of the Company in certain financial or investor markets, for purposes of the participation of strategic partners including financial investors, or in connection with the listing of new shares on domestic or foreign stock exchanges; or
- for purposes of granting an over-allotment option (Greenshoe) of up to 20% of the total number of shares in a placement or sale of shares to the respective initial purchaser(s) or underwriter(s); or
- for the participation of members of the Board of Directors, members of the Executive Committee, employees, contractors, consultants or other persons performing services for the benefit of the Company or any of its group companies.

11.4 Significant shareholders

The Swiss Financial Market Infrastructure Act (**FMIA**) and the rules and regulations promulgated thereunder, to which the Company and beneficial owners of its Shares are subject, requires persons who directly, indirectly or in concert with other parties acquire or dispose of Shares or purchase or sale rights or obligations relating to such Shares, and, thereby, directly, indirectly or in concert with other parties reach, exceed or fall below a threshold of 3%, 5%, 10%, 15%, 20%, 25%, 33 $^{1/3}$%, 50% or 66 $^{2/3}$% of the Company's voting rights (whether exercisable or not) to notify the Company and the Disclosure Office of SIX of such acquisition or disposal in writing.

Each Class A share and each Class B share carries one vote at a general meeting of shareholders of the Company and, as such, the number of shares held by each person or entity set forth below is equal to the number of voting rights held by such person or entity.

The following table sets out, to the knowledge of the Company, beneficial owners holding 3% or more of the voting rights of the Company as disclosed on the SIX disclosure platform on December 31, 2025. The percentages indicated above have been established based on the share capital of the Company registered with the commercial register of the Canton of Zug on the date on which the respective disclosure obligation pursuant to the FMIA was triggered. For a full review of the disclosure reports, including with respect to sale and purchase positions, that were made to the Company and the SIX Disclosure Office during fiscal year 2025, and then published on the SIX electronic publication platform in accordance with the FMIA and the rules and regulations promulgated thereunder, please refer to the search facility of the SIX Disclosure Office at https://www.six-exchange-regulation.com/en/home/publications/significant-shareholders.html.

Name	Number of Shares owned		Purchase Position	Sale Position	Total number of voting rights	Percentage of voting rights
	Class A Shares	Class B Shares	Class B Shares	Class B Shares		
A lock-up group consisting of: Carlos Moreira and one additional individual	1'600'880	- -	- -	- -	1'600'880	28.22%

Note 12. Reserve for Treasury Shares

The Company and its subsidiary undertaking, WISeKey Equities SA, acquire Treasury Shares for various purposes. These Treasury shares come from various sources. A summary of the Treasury Shares acquired is as follows:

- On July 9, 2019, the Company started a share buyback program to buy back the Company's class B shares up to a maximum 10.0% of the share capital and 5.35% of the voting rights. On July 29, 2020, the Company extended its share buyback program to include the purchase of ADS. In compliance with Swiss Law, at no time will WISeKey hold more than 10% of its own registered shares. At December 31, 2025, the Company held 8,549 (December 31, 2024: 8,549) Ordinary 'B' shares purchased through the share and ADS buyback program.

- WISeKey Equities SA, a subsidiary of the Company, holds Ordinary 'B' shares purchased at nominal value for the purpose of fulfilling exercise notices under option agreements, SEDA drawdowns and other such arrangements. In 2025 none (2024: 65,545) were sold for the purpose of settling conversions and fees relating to L1 Capital Global Opportunities Master Fund. At December 31, 2025, there remained 47,959 Ordinary 'B' shares held by WISeKey Equities SA (December 31, 2024: 47,959)

Treasury shares held by subsidiaries	Number of shares	Reserve for treasury shares held by subsidiaries as at 31.12.2025 (CHF)
January 1, 2025	**47'959**	**119'898**
Number of shares purchased / sold, reserves transferred prior to nominal value change		
December 31, 2025	**47'959**	**119'898**

Treasury shares held by subsidiaries	Number of shares	Reserve for treasury shares held by subsidiaries as at 31.12.2024 (CHF)
January 1, 2024	**113'504**	**283'760**
Number of shares purchased / sold, reserves transferred prior to nominal value change	**(65'545)**	**(163'863)**
December 31, 2024	**47'959**	**119'898**

There were no shares sales in 2025. In 2024, WISeKey Equities sold 65,545 shares with an average price of CHF2.50.

Treasury shares held by WISeKey International Holding AG (WIHN)	Number of shares	Cost of treasury shares held by WIHN as at 31.12.2025 (CHF)
January 1, 2025	**8'549**	**340'195**
Number of shares purchased / sold, reserves transferred prior to nominal value change		
December 31, 2025	**8'549**	**340'195**

Treasury shares held by WISeKey International Holding AG (WIHN)	Number of shares	Cost of treasury shares held by WIHN as at 31.12.2024 (CHF)
January 1, 2024	**8'549**	**340'195**
Number of shares purchased / sold, reserves transferred prior to nominal value change		
December 31, 2024	**8'549**	**340'195**

Total Treasury shares	Number of shares	Total reserve for treasury shares as at 31.12.2025 (CHF)	Total Treasury shares	Number of shares	Total reserve for treasury shares as at 31.12.2024 (CHF)
January 1, 2025	**56'508**	**460'092**	**January 1, 2024**	**122'053**	**623'955**
Number of shares purchased / sold, reserves transferred prior to nominal value change			Number of shares purchased / sold, reserves transferred prior to nominal value change	**(65'545)**	**(163'863)**
December 31, 2025	**56'508**	**460'092**	**December 31, 2024**	**56'508**	**460'092**

There were no shares sales in 2025. In 2024 there have been 65,545 shares sales with an average price of CHF 2.70 and in 2024 the Company recognized profits of CHF 12,801 on the sale of Treasury Shares.

WISeKey International Holding AG has met the legal requirements of the Swiss Code of Obligations under Article 659 et. seq. for the treasury shares.

In 2025 & 2024 there have been no purchases of treasury shares.

Note 13. Movements in reserves

Accumulated deficit CHF	Accumulated deficit as at 31.12.2025	Accumulated deficit as at 31.12.2024
January 1	**(80'717'132)**	(74'811'916)
Transfer to/(from) reserve for treasury shares		278'964
Net loss for the period	**(1'801'501)**	(6'184'180)
December 31	**(82'518'633)**	(80'717'132)

In 2024 due to the decrease in the balance of Treasury Shares held by WISeKey Equities SA (see note 12), a subsidiary undertaking of the Company, CHF 278,964 has been transferred to the Accumulated Deficit into the Reserve for Treasury Shares held by Subsidiaries.

Note 14. Guarantees to Related Parties

On May 10, 2022, the Company signed a written agreement to subordinate its claims against WISeKey SA for an amount of CHF 15,000,000 until such time as the liabilities of WISeKey SA are covered by its assets.

On February 22, 2023, the Company provided a letter of comfort to its subsidiary SEALSQ France SAS. The Company confirmed that it will provide financial and other support to WISeKey Semiconductors for at least the next 24 months and thereafter for the foreseeable future.

On March 1, 2024, the Company signed a written guarantee in favor of WISeKey SA for the value of investments in and long-term receivables owed by certain subsidiaries of WISeKey SA.

On March 1, 2024, the Company provided a letter of comfort to its subsidiary WISeKey SA. The Company confirmed that it will provide financial and other support to WISeKey SA for at least the next 24 months and thereafter for the foreseeable future.

Note 15. Shares & Options held by Board of Directors and Executive Management

Shareholding per Board members' confirmation

	Class A shareholding	ADS	Class B shareholding			% of voting rights	
			Own name	ADS Equivalent	Total		Name of the Related Party Transaction
María Pía AQUEVEQUE JABBAZ	-	-	-	-	-	0.0%	
Philippe DOUBRE	-	-	7'847	-	7'847	0.1%	
David FERGUSSON	-	-	20	-	20	0.0%	
Jean-Philippe LADISA	-	-	1'339	-	1'339	0.0%	
Philippe MONNIER	-	-	6'773	-	6'773	0.1%	
Carlos CREUS MOREIRA	1'593'461	24'000	82'031	12'000	94'031	29.70%	
John O'HARA	-	-	1'917		1'917	0.0%	
Peter WARD	7'419	-	- 129	-	- 129	0.1%	

The share options held by the Board of Directors and Executive Management as at December 31, 2025 were as follows:

	Class A Options	Class B Options
María Pía AQUEVEQUE JABBAZ	-	5'922
Philippe DOUBRE	-	-
David FERGUSSON	-	27'370
Jean-Philippe LADISA	-	35'514
Philippe MONNIER	-	2'847
Carlos MOREIRA	218'180	68'225
John O'HARA	-	4'000
Peter WARD	174'540	83'051

Note 16. Consultancy and Professional Services

The main costs incurred under Consultancy and Professional Services in the year includes CHF 1,526,575 (2024: CHF 759,288) of legal costs and for accountancy fees, a further CHF 451,782 (2024: CHF 434,766) .

Note 17. Management Fees and Intercompany Charges

Costs incurred under Management Fees and Intercompany Charges in the year includes CHF 5,741,592 (2024: CHF 2,280,332) relating to management fees charged by its subsidiaries undertaking, SEALSQ Corp and WISeKey SA, for salaries and associated costs incurred on behalf of the parent company.

Note 18. Valuation Adjustments on Loans and Investments

Following reviews of the carrying value of its Intercompany Loans and Investments in 2019, 2020 and 2021, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeCoin AG and WISeKey India Pte Limited. Following a review in 2022, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeKey SA and WISeKey SAARC Limited, whilst also increasing the valuation adjustment to include further amounts owed by WISeCoin AG and WISeKey India. Following a further review in 2023, the Company decided to make a valuation adjustment to reduce the carrying value of its Loans and Investments with WISeArt AG and WISeKey USA Inc., whilst also increasing the valuation adjustment to include further amounts owed by WISeKey SA, WISeCoin AG and WISeKey India. Following a further review in 2024 it was decided to include further amounts owed by WISeKey SA, WISeCoin AG and WISeKey USA Inc. As for WISeArt AG due to a reduction of total amounts owned, that valuation adjustments has been adapted accordingly.
Following the last review in 2025 it was decided to include further amounts owed by WISeKey SA, WISeCoin AG and WISeKey USA Inc.and WISeArt AG. These were all due to the uncertainty surrounding the recoverability of these balances.

During 2021, the Company agreed to forgive part of the loans due to it from its subsidiary, SEALSQ France SAS (previously WISeKey Semiconductors SAS). This was due to historic losses made by SEALSQ France SAS with a significant amount of this being as a result of the impact of the COVID-19 pandemic on the Company's revenues. The Company has retained the right to receive repayment of a maximum of €3,000,000 of these amounts when SEALSQ France SAS returns to profitability.

In 2025 it was agreed to transfer this right to receive to SEALSQ Corp in return for a payment of €3,000,000 by SEALSQ Corp.

Note 19. Financial Charges on Loan

The financial charges on loans relate to the financing facilities arranged by the Company with L1 Capital Global Opportunities Master Fund and Anson Investments Master Fund LP.

Note 20. Salaries and Personnel costs

Effective January 1, 2025, the Company's payroll function was transferred from WISeKey International Holding to its subsidiary, SEALSQ Corp. As a result, an accrual for salary obligations was released, leading to a net income of CHF 434,118 recognized within Salaries and Personnel Costs.".

Note 21. Impact of ongoing Conflicts

Impacts of the war in Ukraine

Following the outbreak of the war in Ukraine in late February 2022, several countries imposed sanctions on Russia, Belarus and certain regions in Ukraine. There has been an abrupt change in the geopolitical situation, with significant uncertainty about the duration of the conflict, changing scope of sanctions and retaliation actions including new laws.

The WISeKey group does not have any operation or customer in Russia, Belarus or Ukraine, and, as such, does not foresee any direct impact of the war on its operations. However, the war has also contributed to an increase in volatility in currency markets, energy prices, raw material and other input costs, which may impact the Group's supply chain in the future.

As at December 31, 2025, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes.

Impacts of the Israel–Hamas conflict

Israel's declaration of war on Hamas in October 2023 has degraded the geopolitical environment in the region and created uncertainty.

The WISeKey group does not have any operation or customer in that region, and, as such, does not foresee any direct impact of the war on its operations. However, depending on its duration and intensity, the war may adversely affect the global economy, financial markets and the Group's supply chain in the future.

As at December 31, 2025, WISeKey has assessed the consequences of the war for its financial disclosures and considered the impacts on key judgments and significant estimates, and has concluded that no changes were required. WISeKey will continue to monitor these areas of increased risk for material changes

J. O'Hara	**C. Moreira**
Chief Financial Officer	Chairman and Chief Executive Officer

WISeKey International Holding AG

Proposed appropriation of accumulated losses

	2025	2024
	CHF	CHF
Net loss for the year	-1’801’504	-6’184’180
Accumulates losses brought forward*	-80’832’216	-74’648’036
Accumulated losses to the Annual General Meeting	-82’633’720	-80’832’216

The Board of Directors proposes the following appropriation of accumulated losses at the end of the year:

	2025	2024
Allocation to the general reserve	-	-
Loss to be carried forward	-82’633’720	-80’832’216
	-82’633’720	-80’832’216